Form 20-F
period 2022-12-31
Arbe Robotics Ltd.
filed 2023-03-22
CIK 1861841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Tel: +972-73-7969804, ext. 200

Email: kobi.m@arberobotics.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary shares, par value NIS 0.000216 per share	ARBE	NASDAQ Capital Market
Warrants	ARBEW	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of the issuer’s ordinary shares as of March 1, 2023 was 64,848,021 ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

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

Industry and Market Data

In this annual report, we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Summary of the Annual report,” “Item 5. Operating and Financial Review and Prospects” “Item 4. Information on the Company” and other sections of this annual report.

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

The statements contained in this annual report regarding the following matters are forward-looking by their nature:

●	Our projection of revenue and other operating results;

●	Our expectation that we will be engaging with Tier 1 automotive suppliers and OEMs which would be building the radars based on our chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability;

●	Our expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations;

●	Our belief that our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro New Car Assessment Program (“Euro-NCAP”) and the United States National Highway Traffic Safety Administration (“NHTSA”) for autonomous vehicles at all levels of autonomous driving;

●	Our belief that a fully autonomous vehicle is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to significantly reduce fuel consumption and air pollution;

●	Our belief that automakers will choose to integrate advanced driver assistance systems (ADAS) based on several technologies simultaneously (radar, camera and LiDAR), and that it is likely that this trend of integrating technologies into vehicles will continue in the coming years;

●	Our belief that its 4D imaging radar technology holds significant advantages over alternative technologies such as vision through cameras or LiDAR laser systems and over current-generation radar technologies that are on the market presently or have been announced for development;

●	Our belief that our ground-breaking technology that contains an advanced processor, consumes relatively low amounts of energy and can scan a vehicle’s environment at an exceptionally high resolution in real-time, and identify objects and distinguish between them with great long-range accuracy and a wide field of vision, differentiates us and will enable us to successfully compete and develop and maintain a leadership position in its target markets;

●	Our expectation that our marketing strategy, primarily targeted at Tier 1 manufacturers, will foster cooperation with Tier 1 manufacturers to integrate our radar chipsets into their radar systems to be sold to OEMs;

●	Our belief that outsourcing will provide us with a more secure path in production for quality control and reliability for automotive requirements;

●	Our belief that certain operational or registration requirements for some autonomous functions will be removed as state regulators gain better experience with the technology;

●	Our expectation that awareness among automakers and vehicle owners of the importance and benefits of installing ADAS (even in the absence of binding regulation) has increased, and that it is likely that in the future, the vast majority of new vehicles will be equipped with these systems;

●	Our belief that our radar chipset solution will make it possible to enable the launch of an autonomous vehicle and will be the primary sensor for autonomous driving in the retail market in tandem with a camera;

●	Our belief that our existing infrastructure positions us well to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing;

●	Our belief that the automotive market, which has experienced significant slowdown following the initial spread of the coronavirus (COVID-19) pandemic, will continue at least at its pre-COVID business activity;

●	Our belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, will expected to increase the demand for products in our field of activity in the time frame we anticipate; and

●	Our belief that a requirement on the part of insurance companies to install radar systems as a condition for issuing insurance policies is expected to increase the demand for our products.

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

Risks Related to Our Business and Industry

We are an early-stage company with a history of losses and we expect to incur significant expenses and losses as we continue the development of our radar technology.

We incurred a net loss of approximately $40.5 million on revenues of approximately $3.5 million for year ended December 31, 2022 and a net loss of approximately $58.1 million on revenues of approximately $2.2 million for the year ended December 31, 2021. No assurance can be made that we can or will become profitable. We are primarily a research and development company as we continue the development of our 4D imaging radar technology and plan the transition to production of our radar chip for sale to customers. Most of our revenue to date has been generated from sales of products for testing and evaluation. Until such time as we begin material commercial deliveries of our products, we will likely continue to generate losses. Even if we are able to begin making material commercial deliveries of our products, we can give no assurance that we will be successful in the commercial sale of our products.

We anticipate that our losses may increase as we:

●	increase our research and development;

●	expand our production capabilities or outsources such production;

●	expand our design, development, installation and servicing capabilities;

●	produce chips for inventory;

●	incur costs in providing support and assistance to our initial commercial customers to Tier 1 suppliers as they integrate our product in their product that they market to automotive companies and to our automotive company customers as they introduce our radar in their vehicles

●	increase our sales and marketing activities and develop our distribution infrastructure; and.

●	increase our general and administration costs as progress with the company maturity stage and also incur additional costs as part of being a publicly traded corporation

We will incur the expenses from these efforts before we receive sufficient revenues to cover our incremental expenses with respect thereto, and therefore our losses in future periods may be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Our limited operating history and evolving business model makes evaluating our business and future prospects difficult and may increase the risk of your investment.

We have focused primarily on developing our 4D imaging radar technology products since 2017 and did not generate any revenue until 2020. Our relatively limited operating history and modest level of revenue to date makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a history of sales in commercial quantities or if we operated in a more predictable market rather than a market which is itself a developing market.

In addition, our management may make changes to our business model in response to shifts or perceived shifts in market sentiment or otherwise and we may incorrectly gauge the direction of the market. In late 2022 and early 2023 we broadened our focus to seek contracts with Tier 1 suppliers and OEMs for orders in commercial quantity in addition to sales of radars for testing purposes. If this strategy is not successful, and we do not generate orders for commercial quantities of our products, we may incur increased losses. In this connection, as both our business and the market for ADAS vehicles develops, our operations may undergo other changes that result is a material change in our business and the direction of our business. Any such modifications could result in increased losses (as pivoting the business may be costly) and future results may differ materially from those presented herein. Any change in our business model may make the results of our operations to date less useful in evaluating our business and prospects.

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

We expect to continue to invest substantially in research and development to develop and commercialize new products, and these investments could significantly increase our losses and may not generate significant revenue for us.

Our future growth depends on maintaining our technological leadership in order to introduce new products that achieve market acceptance and penetrate new markets. Our research and development expenses were approximately $36.7 million for 2022 and approximately $28.6 million for 2021. We expect that our research and development expenses are likely to grow in the future as we seek to expand our research and development effort to meet the anticipated market need. Because we expense our research and development activities, as we increase these expenses it will adversely affect the results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable. Because the market for our products is both leading edge technology in an evolving industry, we can only be successful if we can offer leading edge technology. Our failure to offer leading edge technology can materially impair our ability to operate profitably.

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

●	The effects of the February 24, 2022 invasion by the Russian Federation of Ukraine, which is discussed below.

●	The recent change in China’s zero-COVID policy could affect our business with Chinese automobile companies and Chinese suppliers to the extent that the China suffers increased hospitalizations and deaths from COVID-19.

●	The effects of any other military conflicts, including in the Middle East, and cybersecurity actions; and

●	Any other conditions which may affect the automotive industry generally and the ability of automotive companies in their evaluation and purchase of our products or our ability and the ability of our customers and potential customers to evaluate our product or order our product.

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

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union, Israel and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain. Although we do not have any business in Russia or Ukraine, the effects of the invasion could affect the European economy, which may affect European automobile companies.

Although we do not have any agreements with any companies in Russia or Ukraine, the Russian invasion of Ukraine could have significant adverse effects upon our business, including, but not limited to, the following

●	A slowdown in the automotive industry generally and a slowdown of transactions in this industry, which could affect decisions on the supplier of radar components and technology;

●	The effect of United States’ or other nations’ sanctions on companies, including companies that may be customers or potential customers of our products and suppliers of components used in the vehicles that use our products, that conduct business with Russian or Ukrainian companies;

●	The effects of the significant increase in oil and gas prices as a result of gas shortages resulting from the reduced gas and oil flow from Russia;

●	The additional inflationary pressures resulting from sanctions placed by the United States and European countries on Russia and Russian companies.

●	Additional supply line issues, resulting from the effects of the Russian invasion of Ukraine, including reduced availability or higher prices for the raw materials used in our products.

●	The worldwide economic conditions, including in Europe and Asia where a number or our customers are located, which may impact the decisions that relate to the use of our products including the customers’ evaluation process;

●	Our ability to conduct business with companies, including companies that may be testing our product, that conduct business with Russia and Ukraine and which may be subject to sanctions or restrictions imposed by the United States, European or other government as a result of their conducting business with these companies.

●	The effect of any actions taken by the United States, Japan or the European Union against Chinese companies, including Tier 1 suppliers and automotive companies, in the event that China provides arms to Russia.

●	Adverse economic conditions resulting from the Russian invasion of Ukraine may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults.

●	A change in the relationship between Israel and Russia, particularly as it relates to the security of Israel, and any conflict involving Israel as a result of a potential deterioration in Israel’s relationship with Russia.

We cannot predict the manner in which the Russian invasion of Ukraine will impact our business. However, the longer the invasion continues, the more likely the adverse effects will be material and, if our business declines as a result of the Russian invasion of Ukraine, such decline may be material. Further, to the extent that the conflict widens and involves NATO forces, the negative effects on our business and automotive industry in general, may be substantially exacerbated.

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

Other conflicts with a global impact that may arise from time to time, including conflicts in the Middle East, could have a material adverse effect on our business, results of operations, and/or financial condition.

We may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when it needs them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

Although our working capital at December 31, 2022 was approximately $48.3 million, we are presently primarily a research and development company, with the result that we will be spending significantly more in research and development than we will generate in revenue. Thus, we may require additional capital in order to fund our growth strategy and to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances, and it may seek to raise such funding through equity or debt financing.

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

If market adoption of our products does not develop, or develops more slowly than we expect, our business will be adversely affected.

While our products can be applied for uses in different markets, many of our products are still relatively new in the market and it is possible that other technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership as compared to our existing or future product lines. Even if our products are used, we cannot guarantee that our products will be designed into or included in subsequent generations of such commercialized technology. In addition, we expect that widescale use of our products may lag behind these initial applications significantly. The speed of market growth for our products is difficult if not impossible to predict. In addition, to the extent that a market for our products develops successfully, we expect that there will be increasing competition from alternative providers and other modalities. If we are not successful in commercializing our products in a timely manner, or not as successful as we expect, or if other modalities gain acceptance by our potential customers, regulators and safety organizations or other market participants, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to accurately estimate the supply and demand of our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We expect that we will be required to provide forecasts of our demand to our potential suppliers several months prior to the scheduled delivery of products to our prospective customers. Currently, because it is a developing market, there is little historical basis for making judgments on the demand for our products or our ability to develop, produce, and deliver products, or our profitability in the future. If we overestimate our requirements, our potential suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our potential suppliers may have inadequate inventory, which could interrupt the manufacturing of our products and result in delays in shipments, which is likely to affect revenue and customer relations. In addition, lead times for materials and components that our potential suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of products to our potential customer base could be delayed, which would harm our business, financial condition and operating results.

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms. Because our products are a key aspect of the safety of vehicles that use our products and must comply with international standards, our products will be held to a stringent safety test before they are included in a vehicle. If our products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business.

We continue to implement strategic initiatives designed to grow our business. These initiatives may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue in an amount sufficient to offset the costs of these initiatives and to achieve and maintain profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

●	investing in research and development;

●	expanding our sales and marketing efforts to attract new customers in new industries;

●	investing in new applications and markets for our products;

●	further enhancing our manufacturing processes and relationships; and

●	incurring in legal, accounting, and other administrative functions necessary to support our operations as a public company.

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

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and could adversely affect market adoption of our products.

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

We have arrangements with strategic, development and supply arrangements with other companies for the development of products or for the incorporation of our products in a customer’s products. Some of these arrangements are evidenced by memorandums of understandings and early-stage agreements that are used for design and development purposes but that will require renegotiation at later stages of development or replacement by production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

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

Although we do not believe that our business was adversely affected by inflation prior to 2022, we did experience cost increases, including increased labor costs, as a result of the recent inflationary pressures, combined with supply line delays and recent shortages of semiconductors, and the effects of the Russian invasion of Ukraine, which exacerbated the already existing inflationary pressures and supply line delays and shortages, may impair our margin and our ability to operate profitable. To the extent that inflation, along with supply line delays and semiconductor shortages, we may incur increased costs in our components as well as from our contract manufacturers, and we may not be able to pass any costs we may incur to our customers. To the extent that we are unable to pass on costs, our gross margin may be significantly eroded which may result in increased losses during our developmental phase and may impair our ability to operate profitable when we are in full production mode. We cannot assure you that we these factors will not impair our ability to generate a profit from our operations.

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

There are significant risks associated with any acquisition program, including, but not limited to, the following:

●	We may incur significant expenses and devote significant management time to the acquisition and we may be unable to consummate the acquisition on acceptable terms.

●	If we identify an acquisition, we may face competition from other companies in the industry or from financial buyers seeking to make the acquisition.

●	The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, it may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

●	The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

●	Even if the business is successful, our senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

●	If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

●	We may have difficulty maintaining the necessary quality control over the acquired business and our products and services.

●	To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

●	Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair our ability to operate the acquired company.

●	The acquired company may have liabilities or obligations which were not disclosed to us, or the acquired assets, including intellectual property assets, may not have the value we anticipated.

●	Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate us for any loss, damage or expense which it may sustain, including undisclosed claims or liabilities.

●	To the extent that the acquired company is dependent upon our management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management.

●	Government agencies may seek damages after we makes the acquisition for conduct which occurred prior to the acquisition and we may not have adequate recourse against the seller.

●	We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated, and our failure to obtain capital on reasonable terms may impair the value of the acquisition and may impair our continuing operations.

●	The acquired company may be impacted by unanticipated events, such as a pandemic such as the COVID-19 pandemic, the effect of climate changes, terrorist or other disruptive activities in Israel, social unrest or other factors over which we may have no control.

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

Our products are being designed to be, among other things, compatible with autonomous control. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies as well as breakdowns of the systems. The safety of such technologies depends in part on user interaction and users, as well as other drivers on the roadways, may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our products that are used with autonomous controls occur, we could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

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

The industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from public reaction to accidents by automobiles, drones or other autonomous vehicles. The potential market for our products is international, and each country or region may impose different regulations. These regulations may relate the technical requirement and standards for end products or the components and may impose liability on the manufacturer or the seller of the product, which liability may be strict liability, for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations which impose standards or which impose liability is likely to increase our manufacturing cost as well as the cost of compliance and product liability insurance.

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

We are an early-stage research and development company, and the results of our operations to date have primarily reflected our research and development expenses, and, commencing in 2020, we had modest revenue from sales of our product, primarily to customers making purchases for their own research and development and evaluation projects. In the future, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects and marketing program. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing and magnitude of orders and shipments of our products in any quarter;

●	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

●	The effect of supply line problems affecting but us and our customers;

●	The effect of inflation;

●	The timing of the completion of our application engineering services;

●	Our ability to retain our existing customers and attract new customers;

●	Our ability to develop, introduce, manufacture and ship in a timely manner products that meet customer requirements;

●	Disruption in our sales channels or termination of our relationships with important channel partners;

●	Delays in customers; purchasing cycles or deferments of customers; purchases in anticipation of new products or updates from us or our competitors;

●	Fluctuations in demand pressures for our products;

●	The mix of products sold in any quarter;

●	The duration of, and responses of governments and industry to the global COVID-19 pandemic or any other worldwide or regional health crisis;

●	Events and conditions affecting Israel-based businesses;

●	The timing and rate of broader market adoption of autonomous systems both generally and those utilizing our smart vision solutions across the automotive and other market sectors;

●	Market acceptance of our core products and further technological advancements by us and our competitors and other market participants;

●	The ability of our customers to commercialize systems that incorporate our products;

●	Any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

●	Our ability to effectively manage our inventory;

●	Changes in the source, cost, availability of and regulations pertaining to materials we use;

●	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs;

●	Adverse publicity, litigation and governmental investigations affecting autonomous vehicles, regardless of whether our products are involved;

●	the effects of the Russian invasion of Ukraine; and

●	General economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

●	Changes in tax laws or the regulatory environment;

●	Changes in accounting and tax standards or practices;

●	Eligibility for beneficial treatment under Israeli tax laws;

●	Changes in the composition of operating income by tax jurisdiction;

●	Our operating results before taxes; and

●	Our ability to use our accumulated tax losses to offset future income.

Changes in our product mix may impact our financial performance.

Our financial performance can be affected by the mix of products we sell during a given period. If our sales include more of the lower gross margin products than higher gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully alter our product mix so that we are selling more of our high gross margin products. In addition, our earnings forecasts and guidance are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are highly dependent on the services of our co-founders, who are our senior executive officers.

We are highly dependent on our co-founders, Kobi Marenko and Noam Arkind, who have acted as our Chief Executive Officer and Chief Technology Officer, respectively, since inception, and as such, are deeply involved in all aspects of our business, including product development. The loss of either of them would adversely affect our business because it could be more difficult for us to, among other things, compete with other market participants, manage our research and development activities and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, Mr. Marenko or Mr. Arkind may adversely affect our brand, relationship with customers or standing in the industry.

Our business depends on our ability to attract and retain highly skilled personnel and senior management. Failure to effectively retain, attract and motivate key employees could impair our ability to operate profitably.

Competition for highly-skilled personnel is often intense, especially in Israel, where our principal office is located, and we may incur significant costs to attract them. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. The highly competitive environment for highly-skilled personnel can result in higher compensation packages to employees. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. Our stock price may affect their decision as to whether to accept an offer of employment from us. Our success will depend in part on the attraction, retention and motivation of executive personnel critical to our business and operations. If we fail to attract new personnel or fails to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected. we cannot give assurance that we will be able to hire all required personnel when we require them.

We face numerous risks associated with commercial production.

We do not have manufacturing facilities and we rely on third parties for the manufacture of our products. We cannot be sure that our manufacturer, GlobalFoundries, or other companies with which we may develop a strategic alliance will be able to develop efficient, automated, cost-efficient production capabilities and processes and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our products. GlobalFoundries is a major semiconductor manufacturer in the automotive industry, among other industries. Even if we and our supplier and strategic alliances are successful in developing our initial production and further high volume production capability and processes and reliably source our component supply, we do not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with potential suppliers and strategic partners, or force majeure events, or in time to meet our products commercialization schedules or to satisfy the requirements of our potential customer base. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on third-party suppliers and, because key components in our products come from a limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components and supply changes, any of which could disrupt our supply chain and could delay deliveries of our products to customers.

Components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. We purchase semiconductor chips that are an integral part of our products from GlobalFoundries. If GlobalFoundries fails to deliver or delays the delivery of the semiconductor products or is otherwise unable to meet our quality and delivery requirements, we may be required to seek an alternative source of supply. Although alternate chip manufacturers are available, any change in suppliers would necessitate a change in the design of the semiconductor, a process that could take up to two years, which would result in a loss of sales and a delay in the development and marketing of our products, which could materially and adversely affect our result of operation, financial position and prospects. Further, we, like other companies in the automotive industry, are affected by an industry-wide semiconductor shortage which results, in part, from the effects of the COVID-19 pandemic.

Reliance on third-party manufacturers reduces our control over the manufacturing process, including our ability to finalize changes through validation, reduced control over quality, product costs and product supply and timing. We may experience delays in shipments or issues concerning product quality from our third-party manufacturers. If GlobalFoundries experiences interruptions, delays or disruptions in supplying our products, including by natural disasters, the global COVID-19 pandemic, other health epidemics and outbreaks, or work stoppages or capacity constraints or the effects of the Russian invasion of Ukraine or other international conflicts, our ability to ship products to distributors and customers would be delayed. In addition, unfavorable economic conditions could result in financial distress among third-party manufacturers upon which we rely, thereby increasing the risk of disruption of supplies necessary to fulfill our production requirements and meet customer demands. These delays or product quality issues could have an immediate and material adverse effect on our ability to fulfill orders and could have a negative effect on our operating results. In addition, such delays or issues with product quality could adversely affect our reputation and our relationship with the Tier 1 suppliers and OEMs. If GlobalFoundries or any other third-party manufacturers experiences financial, operational, manufacturing capacity or other difficulties, or experience shortages in required components, or if they are otherwise unable or unwilling to continue to manufacture our products in required volumes or at all, our supply may be disrupted, we may be required to seek alternate manufacturers and we may be required to re-design our products. It would be time-consuming, and could be costly and impracticable, to begin to use new manufacturers and designs, and such changes could cause significant interruptions in supply and could have an adverse effect on our ability to meet our scheduled product deliveries and may subsequently lead to the loss of sales. While we take measures to protect our trade secrets, the use of a third-party manufacturer may also risk disclosure of our innovative and proprietary manufacturing methodologies, which could adversely affect our business. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitive products instead of our products.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

Sales to international customers, i.e., customers located outside of Israel, accounted for most of our sales in 2022 and 2021. We did not generate any revenue prior to 2020. International operations are subject to a number of other risks, including:

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

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on our business and operating results. The COVID-19 pandemic has produced meaningful operational challenges, and we may continue to experience some disruptions in our business during 2023, the extent to which cannot be presently determined.  The COVID-19 pandemic and the steps taken by Israel and other countries to address the pandemic affected our operations in 2021 as it was affected by lockdowns in Israel and elsewhere and by the effect of the pandemic and government actions on our potential customer base. Despite the implementation of network security measures, our networks and our products also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war could cause disruptions in our remaining manufacturing operations, our or our customers’ businesses, our suppliers’ business or the economy as a whole. we also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, ransomware attacks or other cybersecurity breaches could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

The COVID-19 pandemic, as well as other possible health epidemics and outbreaks could result in a material adverse impact on our or our customers’ business operations. Our engineering and manufacturing operations, among others, cannot all be conducted in a remote working structure and often require on-site access to materials and equipment. We have customers with international operations in varying industries. We also depend on suppliers and manufacturers worldwide. Although restrictions which had been imposed by governments to address the COVID-19 pandemic have generally been lifted, including China’s zero-COVID policy, we cannot predict the extent that any restrictions may be imposed in the future to address any hospitalizations or death resulting from COVID-19 or any other pandemic. Depending upon the extent and duration of any business interruptions, our customers, suppliers and manufacturers may suspend or delay their engagement with us, which could result in a material adverse effect on our financial condition. Our response to any such outbreak may prove to be inadequate and we may be unable to continue our operations in the manner we had prior to the outbreak, and our manufacturer may endure interruptions, reputational harm, delays in our product development and shipments, all of which could have an adverse effect on our business, operating results, and financial condition.

The extent of the impact of the pandemic on our operational and financial performance in 2023 and beyond will depend on various future developments, including the duration and spread of any future COVID-19 outbreaks which may impact our customers, suppliers, and employees. These factors beyond our knowledge and control and, as a result, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic or any other pandemic will have on our business, operating results, cash flows and financial condition in the future.

Our business is sensitive to conditions affecting the automotive industry, the duration and economic, governmental and social impact of which is difficult to predict which may significantly harm our business, prospects, financial condition and operating results.

Adverse conditions affecting one or more automotive manufacturers or the automotive industry in general, could have a material adverse effect on our business, prospects, financial condition and operating results. Our business may be negatively affected by challenges to the larger automotive ecosystem. In addition, factors, including the effects of climate change, government regulations, the ability of suppliers to obtain rare earth elements, as well as other conditions which cannot be presently identified, can continue to affect the automotive industry. To the extent that radar systems in vehicles are software based with manufacturers or software suppliers having the ability to modify or update software remotely, there is a risk of security breaches which may affect the safety of the vehicle.

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

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers, and partners from damages and costs which may arise from the infringement by our products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect our brand and operating results.

Our defense of intellectual property rights claims brought against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition and prospects.

Legal and Regulatory Risks Related to our Business

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of our products. Some of our customers also require that wet comply with their own unique requirements relating to these matters.

Our products contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we develop, manufacture and assemble our products, as well as the locations where we sell our products. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to the certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agency or consumers. If our products fail to comply with applicable regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Since we operate on a global basis, we must continually monitor applicable laws and regulations, and engage in an ongoing compliance process to take such steps that we and our suppliers are in compliance with all existing laws and regulations. If there is an unanticipated or onerous new legislation or regulation that significantly impacts our use of various components or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations and financial condition.

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

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the vehicles that use our products go into production, we may become subject to stringent requirements, including a duty to report, subject to strict timing requirements, safety defects with our products. Such rules and regulations may impose potentially significant civil penalties for violations including the failure to comply with such reporting actions. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations and financial condition may be adversely affected.

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

Our current and potential future operations and sales subject it to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regulations may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by our products unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

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

We are assessing the continually evolving privacy and data security regimes and measures that we believe are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like our, we may need to update or enhance our compliance measures as our products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures we do adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyberattacks, or improper access to, use of, or disclosure of data, or any security issues or cyberattacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

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

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions, and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we may acquire. As a general matter, enforcement actions and sanctions could harm our business, results of operations, and financial condition.

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

We may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our potential suppliers and strategic partners and our potential customer base, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, we could face in the future a variety of labor and employment claims against us, which could include but is not limited to general discrimination, wage and hour, privacy, pension (including, for US employees, ERISA) or disability claims. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on our operating results and consolidated financial position or that our established reserves or our available insurance will mitigate this impact.

We are incurring increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

Since our stock became publicly traded in October 2021, we have become subject to reporting requirements in the United States, and, as a result, we are incurring significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq to the extent that they relate to foreign private issuers. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

The results of our operations may be affected by changes in currency exchange rates.

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Currently most of our revenue is generated in U.S. Dollars while our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, primarily the Israeli Shekel, U.S. Dollar and, to some extent, the Euro. We have not generated significant revenue to date and we do not believe that foreign currency exchange rates have not had, or currently have, a material effect on our business, but we cannot give any assurance that changes in foreign currency exchange rates will not have a material impact on us.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We regularly maintain cash balances at third-party financial institutions in the United States and in Israel. Maintaining any significant portion of our cash in financial institution is subject to adverse conditions in the financial or credit markets, which could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance. We are diversifying our investments for cash designated for our long-term activities into short-term deposits and money market funds and also considering spreading our cash and cash equivalents among several financial institution in order to reduce the risks associated with maintaining all of our cash and cash equivalents at one financial institution. Notwithstanding these efforts, the failure of one or more of the financial institutions in which our cash and cash equivalents are held could result in our inability to obtain or a significant delay in obtaining the return of our funds from any of those financial institutions, or any other adverse condition suffered by any of those financial institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance. Part of our cash was held in Silicon Valley Bank (“SVB”) and, following the closure of SVB, we transferred all the cash from SVB to other financial institutions.

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

Prior to October 2021, when our ordinary shares became publicly traded, we were a privately-owned Israeli company, and we were not subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. Upon the completion in October 2021 of the merger (the “Merger”) with Industrial Tech Acquisitions, Inc. (“ITAC”), pursuant to the business combination agreement dated as of March 18, 2021 by and among us, our wholly-owned subsidiary, Autobot MergerSub, Inc., (“Merger Sub”), and ITAC (as amended, the “Business Combination Agreement”) pursuant to which Merger Sub was merged with and into ITAC, and ITAC became our wholly-owned subsidiary, we became subject to these rules and regulations. The requirements of these rules and regulations has increased, and will continue to increase, our legal, accounting, insurance and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. If we are not able to protect our computer system, including our financial records and client and personnel information, against cybersecurity attacks including ransomware attacks, we may not be able to maintain effective disclosure controls or internal controls over financial reporting.

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

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and we are continuing to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the stock price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain listing on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company and we cease to meet any of the other tests which exempt companies from auditor attestation. a non-accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our company’s business and operating results.

Risks Related to our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

We are incorporated under the laws of the State of Israel, and many of our employees, including certain management members, operate from our offices that are located in Tel Aviv-Yafo, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas and Palestinian Islamic Jihad, Islamist terrorist groups that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of Lebanon, and with Iranian-backed military forces in Syria.

In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons. Some of these hostilities are frequently accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel, including the recent hostilities between Hamas and Israel which has resulted large number of missiles being fired at Israel, including major cities, such interruptions or curtailments of trade between Israel and our trading partners could adversely affect our operations and results of operations. To the extent that key employees and potential employees are call up for active duty, our ability to operate may be impaired.

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

In addition, the newly elected Israeli government is currently pursuing changes to Israel’s judicial system which in turn may affect the checks and balances between the authorities in Israel. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including influence on the credit rating and other changes in macroeconomic conditions, all of which may affect our business.

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

We may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. We have not yet applied for these benefits. In order to receive and remain eligible for the tax benefits for the Preferred Technology Enterprises tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

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

Our research and development efforts in relation to our product have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of approximately $3.7 million through December 31, 2022.

Under the terms and conditions of the IIA grants provided to us and pursuant to applicable laws, we are required to pay royalties from sales of products and services that incorporate know-how developed with the IIA-funded, royalty-bearing grants. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If we will manufacture IIA-funded products outside of Israel and generate sales, the ceiling may increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as detailed above.

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

Under our Restated Articles, the competent courts of Tel Aviv, Israel will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law, or the Israeli Securities Law, 1968-5728 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act. Our Restated Articles also provide that, unless we consent in writing to the selection of an alternative forum, the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. This provision does not affect any other claim for which federal district courts in the United States would have exclusive jurisdiction, and expressly does not apply to causes of action arising under the Securities Exchange Act.. Such exclusive forum provision in the Restated Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived their compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, including the provisions of the Securities Act that provide that state and federal courts in the United States both have jurisdiction over claims based on the Securities Act. A United States court may not enforce the provision in our Restated Articles that provide for exclusive jurisdiction of the federal district courts in actions under the Securities Act.

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

Additionally, the acceptance of foreign judgment in Israel is mainly regulated in the Foreign Judgment Enforcement Law, 5718-1958 pursuant to which Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. An Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if our enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

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

Certain provisions of Israeli law and our Restated Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli Companies Law regulates acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions);

●	Israeli Companies Law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

●	the Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our Restated Articles divide our directors into three classes, each of which is elected for a three-year term once every three years;

●	our Restated Articles do not permit a director to be removed except by a vote of a majority of the voting power of the shareholders represented at a general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power of the shareholders present and voting; and

●	our Restated Articles provide that director vacancies may be filled by our board of directors.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Item 10.B Additional Information—Dividend and Liquidation rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Material Israeli Tax Considerations” for additional information.

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

As a foreign private issuer, we are generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of board committees, with respect to the disclosure of third-party director and nominee compensation and the requirement to distribute annual and interim reports. These corporate governance practices in Israel may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice exemption with respect to our corporate governance other than the quorum requirements. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitutes a quorum, as contrasted with the Nasdaq requirement of a minimum of one-third of a company’s outstanding voting securities. If we choose to take advantage of other home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to our ordinary shares.

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

Because our Executive Officers and directors and their affiliates beneficiary own or control approximately 46% of our ordinary shares, they may be able to control any action requiring shareholder approval of shareholders.

Our Executive Officers and directors and their affiliates beneficially own or control the voting rights with respect to approximately 46% of our ordinary shares, they will have the power to control any action for which shareholder approval is required or sought by us, particularly since our Restated Articles provide that a quorum for action by shareholders at a meeting called by the board of directors is two shareholders holding at least 25%.

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

The private warrants that we issued in exchange for private warrants are accounted for as liabilities and the changes in value of these warrants could have a material effect on our financial results.

The warrants that we issued in the merger with ITAC in exchange for ITAC’s private warrants are treated as liabilities. As a result of the merger, the 3,112,080 private warrants issued to the holder of the ITAC private warrants, which are held by the members of the ITAC former sponsor, of which E. Scott Crist, one of our directors, is the managing member, are treated as liabilities. The Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, as long as the warrants are outstanding, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we will recognize non-cash gains or losses on the private warrants each reporting period based on the change in the derivative liability and the amount of such gains or losses could be material. Further, the gain or loss on the derivative liability, which will not be related our operations, could result in our reporting a loss in a period in which our operations are profitable and net income in a period in which we have a significant loss from operations. Since the amount of the warrant liability reflects the market price of our ordinary shares, to the extent that the market price of our ordinary shares increases from period to period we are likely to recognize a financial expense and to the extent that the market price of our ordinary shares declines from period to period, we would recognize financial income.

Any projections, forecasts or guidance that we may issue may not be an indication of the actual results of the transaction or our future results.

From time to time, we issue guidance as to our estimated results. Any such guidance is prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond our control. Furthermore, they may exclude, among other things, certain material items such as transaction-related expenses, and they make include a non-GAAP measure. Any such forecasts are subject to the risks including those described in these risk factors and should not be relied upon as an indicator of future results.

The sales by our legacy shareholders may adversely affect the market price of our ordinary shares

All of our shareholders who were shareholders prior to our merger with ITAC, who are our legacy shareholders, and who purchased 10,000,000 ordinary shares in a PIPE offering contemporaneously with the closing of our merger with ITAC may sell their ordinary shares either pursuant to Rule 144 or pursuant to a registration statement which covers shares held by affiliates, subject to certain limitations with respect to shares held by our officers, directors and other affiliates.

The market price of our securities may be volatile subject to wide fluctuations.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Because our ordinary shares are publicly traded, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

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

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. Global stock markets in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, are not predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our Articles and Israeli law could prevent a takeover that shareholders could consider favorable and could also reduce the market price of our ordinary shares.

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

We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for your ordinary shares or, if you purchased ITAC common stock prior to our merger with ITAC, the price you paid for your ITAC common stock.

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment only if you are able to sell such shares at a price which is greater than your purchase price, which may never occur.

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

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding it, our share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of us or fail to publish reports on it regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although we are incorporated and tax resident in Israel, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because we are not so created or organized (but are instead incorporated only in Israel), we would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year, and do not expect to become one for U.S. federal income tax purposes in the near future, this is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2022 or for any future taxable year. In addition, our U.S. counsel does not express any opinion with respect to our PFIC status for 2022 or future taxable years.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares and/or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Code (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares and/or warrants, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of the our ordinary shares and/or warrants. Certain elections (including a qualified electing fund election (a QEF election or a mark-to-market election) that may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to our warrants. Additionally, there can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide information that would be required in order for a U.S. Holder to make a QEF election. For a further discussion, see Item 10.E “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to U.S. Holders — Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

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

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about our operating results;

●	success of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the media and broadband industry in general;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to develop and market our products;

●	the market’s perception as to our ability to develop and maintain any perceived technological advantage it may have;

●	actions by social media users to seek to increase activity in our securities;

●	changes in laws and regulations affecting our business;

●	our ability to meet compliance requirements including compliance with the Nasdaq continued listing requirements;

●	commencement of, or involvement in, litigation involving us or the automotive industry in general;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our ordinary shares available for public sale;

●	changes in trading patterns resulting from social media action not related to the results of our business;

●	any major change in our board or management;

●	sales of substantial amounts of our ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism;

●	conditions and risk which affect the depositories in which we deposit our cash; and

●	all of the risks described in these Risk Factors.

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

We have two United States subsidiaries, Arbe Robotics US Inc. and Autobot HoldCo. Inc., both Delaware corporations.

Merger and PIPE Financing

On October 7, 2021, we consummated the Merger with ITAC pursuant to the Business Combination Agreement, pursuant to which Merger Sub was merged with and into ITAC, and ITAC became our wholly-owned subsidiary. ITAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Business Combination Agreement with us, ITAC’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

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

Recapitalization and Stock Split

In connection with the Merger and pursuant to the Business Combination Agreement, immediately prior to the closing of the Merger, we effected a recapitalization (the “Recapitalization”), pursuant to which (i) all then outstanding warrants (except for certain warrants which remained outstanding) were exercised, (ii) all outstanding preferred shares, including preferred shares issued upon exercise of warrants, were converted into ordinary shares, and (iii) the ordinary shares that were outstanding after the exercise and conversion pursuant to clauses (i) and (ii) became and were converted into a total of 48,268,611 ordinary shares. The Recapitalization resulted in a 46.25783-for-one stock split and a change in the par value of the ordinary shares from NIS 0.01 per share to NIS 0.000216 per share. All share and per share information in this annual report retroactively reflects the stock split and change in par value.

The descriptions of the Business Combination Agreement is intended to be a summary of the terms of the agreements described, does not purport to be complete and is qualified in their entirety by reference to the terms of the agreement, which is filed as an exhibit to this annual report.

Our Status as a Foreign Private Issuer under the Exchange Act

We are a “foreign private issuer” under SEC rules. Consequently, for so long as we continue to meet such qualification, we will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. We are required to file this annual report for the year ending December 31, 2022, with the SEC by April 30, 2023. In addition, we will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by us to its shareholders.

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

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which our total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this proxy statement/annual report have the meaning associated with that term in the JOBS Act.

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

B. Business Overview

We are a provider of 4D imaging radar solutions, and are leading a radar revolution, enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. We are a Tier 2 supplier, empowering automakers, Tier-1 suppliers, which are companies that supply parts or systems directly to OEMs, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing based on our proprietary chipset and perception algorithms. While the role of automotive radars in the traditional perception paradigm was limited to “legacy safety features”, such as Adaptive Cruise Control (ACC) and Automatic Emergency Braking (AEB), the introduction of an imaging radar based on a high channel count thus achieving an order of magnitude better native resolution than competing solutions profoundly changes this paradigm, making the radar a key player in the overall driving solution. We believe that Our imaging radar offers an order of magnitude higher native resolution at lowest false alarm rate than any other competing radar solution in the market and, we believe our technology is essential for Level 2+ and higher levels of autonomy.

We provide long-range high resolution in 4D - the distance, the angular measurement of objects, both horizontally and vertically, and their relative speed. This is designed to enable the vehicle to determine the exact location and shape of objects. For example, it could determine whether a stationary object in front of a vehicle is a manhole cover you can drive over or a guardrail you need to avoid. Our 4D imaging radar is the world’s first radar to separate, track, and identify objects in any weather or lighting condition in 2K ultra-high density in both azimuth and elevation, delivering an image that we believe is 100 times more detailed than any commercial radar on the market. We achieve this capability with our proprietary radio frequency chipset with the highest channel count in the industry, and a groundbreaking radar processor chip, the first dedicated processor designed specifically for the performance and power saving requirements of the automotive industry, and AI-based post-processing.

Through an AI-based analysis of the vehicle’s surroundings, our 360° Perception is the first radar technology detailed enough to enhance perception algorithms, elevating L2+ and higher applications from nice-to-have comfort solutions to must-have safety features. The surround data captured by our perception radars, which leverage AI to identify, classify, and track objects in 360°, is processed in real-time to create a full free space map around the vehicle, as well as an analysis of the evolving hazards sensed by the radars.

Our Radar Systems

We are a semiconductor company developing advanced radar solutions, which are mainly intended to be used in Advanced Driver Assistance Systems (“ADAS”) and autonomous vehicles’ (“AV”) sensor suites as well as a wide array of safety applications with advanced sensing and paradigm changing perception.

The target market for our chipsets are automotive module manufacturers called Tier 1 automotive suppliers, and automotive manufacturers (OEMs) worldwide. Additionally, alongside these potential customers, there is a large target market for non-vehicle radar technology.

Our chipset solution includes three types of chips: transmitter (Tx), receiver (Rx) and processor, which together are referred to as our “radar chipset” or the “chipset.” We believe our radar chipset solution is a first of its kind, capable of high-resolution sensing “in four dimensions” generating tens of thousands of detections per frame with a point cloud density that is unparalleled by any other radar solution on the market. The chipset distinguishes itself through its improved ability to support multi-channel processing - up to 2,304 virtual channels, through a combination of up to two transmitters (24 channels each) and up to four receivers (12 channels each). By comparison, other current-generation radar systems presently utilize 12 virtual channels, while the newest, best in class systems announced by our competitors are utilizing 192 virtual channels at best.

Our solution addresses the core issues that have caused the recent autonomous vehicle and autopilot accidents such as detection of stationary objects, identifying vulnerable road users, operation at poor lighting conditions and eliminating false alarms at low latency with no range, Doppler, and angular ambiguities. Unlike the vast majority of the radars on the market, our radar technology is designed to address all driving scenarios and use cases, which we believe makes it a mandatory technology for any vehicles program targeting advanced ADAS features (L2), supervised autonomous driving features (L2+) and up to unsupervised autonomous driving (L3 & L4).

We are a fabless (i.e., we do not have our own manufacturing facilities), Tier-2 semiconductor company, developing advanced radar technology and solutions – multi-channel Radio Frequency Integrated Circuit (RF IC) for transmission and reception and a dedicated radar processing IC with specialized Radar Processing Unit (‘RPU’) and additional general-purpose processing/control cores.

Based on our advanced technology, our radar chipset solution is capable of sensing the vehicle environment, at long ranges and with a wide field of view, at a rate of 30 frames per second, allowing it to generate a reliable ultra-high definition image, under all weather and lighting conditions, with great precision, while minimizing the likelihood of false alarms. Information about the environment is ’sensed’ by the Tx & Rx elements of the chipset, at the 77 – 81 GHz RF band. The data is then processed at the Radar Processor, by an advanced proprietary algorithms into a 4D image — range, radial (on line-of-sight) velocity, azimuth and elevation — at ultra-high resolution, which is an input to the perception algorithm, sensor fusion and to the vehicle control, to allow emergency braking in any conditions, to enable safe adaptive cruise control, lane-change assist, and up to advanced automated & autonomous driving features, scaling up with the industry’s evolution toward full autonomous driving.

We designed two radar development platforms:

●	The Phoenix Perception Radar, with its 2K ultra-high resolution, enables what we believe is an unmatched level of safety, and enriches perception algorithms for advanced capabilities including Free Space Mapping, object tracking, and Simultaneous Localization and Mapping (SLAM). No matter the speed, elevation, range, or surrounding weather and lighting conditions, Phoenix differentiates true threats from false alarms to ensure a safe road ahead for drivers, pedestrians, and other vulnerable road users. It is the industry’s first surround imaging radar.

●	Designed primarily for corner and back installation, Lynx complements Phoenix Perception Radar to deliver a 360° view around the vehicle. Lynx offers a full set of benefits at an affordable price – true long-range performance, high resolution, small form factor, and a very wide field of view. It effortlessly outperforms the current industry 3X4 corner radars and even the leading 12*16 long-range radars on the market, providing perception and superior imaging that are critical for true safety and autonomous driving.

As of the date of this annual report, we are working with six Tier-1s who are building production radars based on our chipset, including Veoneer, Valeo, Weifu, Hirain, and Qamcom, we are currently developing nine different radar products. Our chips have been included in over 45 evaluation projects and currently 30 of which are active. Radars that are based on our chipset were submitted to nine RFIs/RFQs that are currently active with OEM, robotaxis, delivery robots, and autonomous trucks projects. Our imaging radar was selected by AutoX to enable its fully autonomous robotaxi fleet. We were selected for a development project with a Top 5 global OEM and three other OEMs. A Top 10 global OEM selected Arbe for an “imaging radar-based perception” project. BAIC Group has announced that it plans to install our technology on its mass-produced Level 2+ / Level 3 models. Our solution was also selected to provide perception radars for autonomous trucks and AGVs across ports in China. Our solution is constantly evaluated in field trials, including day and night performance, in variable weather and lighting conditions. The trials, thus far, have revealed what we believe is superior and promising performance: Our radar chipset solution senses its environment according to its spec, with the highest native resolution available in the market, and therefore enables an accurate and separate identification of all objects in the environment at their actual position distinguishing between vehicles, vulnerable road users (pedestrians, animals, cyclists, motorcyclists) and objects and obstacles along the way. Based on the sensing of the environment created by the chipset at any given moment, the radar system can alert the vehicle central computer unit, allowing the driver assistance system to take control of the car, and activate safety applications such as emergency braking and lane control assist, or to activate autonomous control functions to avoid the danger.

We are currently focusing, and primarily devoting our resources, to the use of our radar chip solution in the automotive industry. However, the technology is also integrated into other fields, and we are collaborating with other companies to generate business in non-automotive markets, such as autonomous ground vehicles and delivery robots, heavy machinery and intelligent traffic systems.

Our radar chipset solution is designed to integrate into the radar systems of next-generation ADAS in autonomous vehicles of all levels of autonomous driving, thanks in part to its ability to accurately scan an increased range of detection (of more than 300 meters) in a wide field of view, while optimizing costs and power-consumption, without its functionality being impaired by interference from other radar systems in the environment. The system maintains efficacy under conditions of low signal-to-noise ratio (“SNR”) and in multi-object scenarios (conditions under which alternative technologies struggle to provide effective solutions) — both in respect of false positives (error category I) and false negatives (error category II).

We believe that our chipset solves some of the challenges faced by current-generation radar systems, by providing a system that enables:

●	Increased resolution and improved capability to differentiate between adjacent objects;

●	Enhanced detection of stationary objects;

●	Generation of a high-resolution radar image of all the objects in the scene;

●	Compliance with the European NCAP and the NHTSA for installation in Level 2 and higher autonomous vehicles;

●	Reduction of false alarms;

●	Ability to process the huge volumes of data generated when imaging the environment in four dimensions, at high update rate in real-time;

●	Reducing mutual interference between radars that operate in the environment simultaneously;

●	Reduced energy consumption; and

●	Maintain competitive retail radar costs.

Our technology is the first to create a high-fidelity, high-resolution radar image, that facilitates tracking, and SLAM and real-time decision-making. Our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the current safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving.

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

[1]	NXP Automotive Radar Teach In, August 26, 2020

The dimensions of radar systems based on our radar chipset, and the projected affordable price point are expected to facilitate its integration into mass production.

We estimate that we will be able to offer our radar chipset solution in commercial quantities in late 2023; however, such schedule is based on our completing the chipset development and making our product suitable as a commercial product. We can give no assurance that we will be able to sell the radar chipset solution in commercial quantities or that our manufacturer will have the facilities available to manufacture the chipsets in such quantities.

Market Outlook

The automotive industry is increasingly harnessing sophisticated technologies in its push to develop and enhance safety and introduce autonomous driving vehicles. Today, the leading technologies are based primarily on cameras, high resolution radar sensors, and in some cases Lidar sensors, combined with data processing based on complex algorithms. The various technologies differ from each other in their features and performance in different conditions and scenarios.

Significant investment and rapid growth in this industry are being driven by the need to increase road safety. Given the stakes involved in commercializing autonomous driving application, the technologies and products needed for truly safe driver assist solutions require long development and validation cycles and must ensure safety prior to commercial deployment.

The primary market for the chip-based imaging radar systems developed by us is the global automotive market. This market has enjoyed stable growth in recent years. In 2020, the automotive market experienced significant slowdown following the spread of the coronavirus pandemic (COVID-19) and the steps taken by governments worldwide to address the pandemic. The industry has largely recovered, However, as a result of the COVID-19 pandemic and actions taken by governments and businesses, the industry faced chip shortage. The semiconductor chip shortage is affecting both production and revenue of the global automotive industry. We anticipate that this shortage and its effects on production will continue into mid 2023 before supply catches up with demand towards end of 2023.

In the last decade, the world’s leading car manufacturers have begun to incorporate advanced automation systems in vehicles, aiming to assist the driver and even control certain driving functions. The vision for the future is that within several years, the technology would enable production of autonomous vehicles that support driverless vehicles, including development of unmanned shuttle services (robotaxis) that would complement traditional public transport services. The vision of a fully autonomous vehicle (driverless) is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to potentially significantly reduce fuel consumption and air pollution.

According to a forecast by YOLE2, a decrease (to the point of a complete halt) in the sales of vehicles without automation (Level 0) is expected in the coming decade, and in subsequent decades, a decrease in sales vehicles of Level 1 and Level 2 automation is also expected. A growth trend is expected in the sales volumes of Level 2+, Level 3, Level 4 and Level 5 vehicles, along with growth in the sales volumes of robotic vehicles.

* Source: Yole, Driving Radar Resolution, February 2023.

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

In recent years, automakers have been installing ADAS such as those mentioned above as standard features in many vehicle models, and these systems have also been installed electively by vehicle owners. In many cases, automakers choose to integrate ADAS based on several technologies simultaneously (radar and cameras), and we believe that it is likely that this trend of integrating technologies into vehicles will continue in the coming years.

Alongside development and production of current-generation ADAS, there has been accelerated development of advanced technology of next-generation systems, designed to support autonomous driving, in preparation for manufacture of Level 2+ and higher autonomy. Radar technology holds a central position in the ADAS category. This type of technology is installed in adaptive cruise control (ACC) systems, blind spot detection (BSD) systems, forward collision warning (FCW) systems, and intelligent park assist systems, among others.

According to the IDTechEx Research3 forecast, total radar-system sales for Level 2 or higher autonomous vehicles is expected to grow from 55 million units in 2019 to 223 million units in 2030 and 400 million units in 2040. More specifically, by 2025, sales of Level 1 and Level 2 vehicle radar systems is expected to grow, whereas in the following years, Level 3, Level 4, and Level 5 vehicle radar systems are expected to grow and gradually take over most of the market.

[2]	https://www.electronicproducts. com/automotive-radar-and-lidar-sensors-one-masterpiece-and-another-in-the-making/#

Growth Strategies

Our growth strategies include the following:

●	Expand Tier 1 and OEM relationships. Although we are concentrating our marketing toward orders for commercial quantities, we intend to continue and expand our cooperation with Tier 1 manufacturers and OEMs to enhance the understanding for the need for an imaging radar also within the OEMs and conducting trials and field tests and developing algorithms that utilize the benefits of such a radar.

●	Capitalize on Trend Towards Mass Market ADAS and L2+: A projected increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in our field of activity.

●	Capitalize on Regulatory Changes. We believe that our existing infrastructure positions us well to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing.

●	Capitalize on Economic Incentives. To the extent that insurance companies require that radars be installed on vehicles as a condition for issuing insurance policies is expected to increase the demand for our products. Other private parties may also impose requirements for radar systems, which would similarly heighten demand for our products.

●	Expand Product Applications. Our activities are presently mainly focused on chipsets for vehicle radars systems. However, the technology developed by us (originally intended to facilitate drone monitoring and control) may also be used for other non-automotive target markets (to be understood in this context to mean all markets that are not mass-produced cars) which we are approaching, such as autonomous ground vehicles, robots; agricultural tools; automation for industry and factories; smart traffic systems; train junctions; heavy transportation and heavy machinery. In the future, we intend to consider developing new products based on its technology such as consumer electronics and Internet of Things (IoT); biotech and medical fields.

Sales and Marketing

In light of the proven ability of technological systems to reduce the risk of traffic accidents, authorities, organizations and governments around the world have established regulations that require the installation of ADAS in certain vehicles. For instance, in 2018, the NHTSA required the installation of a rear-view system in private vehicles, and in 2015 the Israeli government approved incentives for vehicle owners to install life-saving safety systems (including a lane departure warning, frontal distance monitoring and pedestrian identification). According to a market study published in August 20194, the global ADAS market was estimated at $39 billion in 2018 and is expected to grow to around $190 billion by 2026, at an annual growth rate of around 21%. Another market study, published by Markets and Markets5, estimates the global ADAS market in 2020 at $27 billion, projecting it to grow to around $75 billion by 2030, at a compound annual growth rate of approximately 12%. Despite discrepancies in the estimated scope of the market (due to varying research methodologies), it appears that there is unanimity among the research bodies that the ADAS market is expected to grow in the coming years, due in part to mandatory safety regulations, increased demand for Advanced Driver Assistance Systems, and continued development of (partially or fully) autonomous vehicles.

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

Our marketing strategy is primarily targeted at Tier 1 manufacturers, with the aim of fostering cooperation with the Tier 1 manufacturers to integrate our radar chipsets into the radar systems that Tier 1 manufacturers will sell to OEMs. Our sales and marketing team continues to focus on expanding its relationships with OEMs and Tier-1 suppliers and seeks to leverage its existing relationships to expand its market to other industries. We are considered a Tier-2 Automotive supplier because we sell our product to Tier-1 companies that then integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier-2 supplier that subcontracts its manufacturing, together with its market leadership, results in an advantageous cost structure that requires minimal sales and marketing expenses with respect to OEMs. We are taking marketing steps intended to position us as a leading company in research and development of chip technology for next-generation imaging radar systems in autonomous vehicles. Marketing is directed by the chief marketing officer who works from our headquarters in Israel, and by the chief business officer who works in the United States, and the vice president of sales.

The marketing strategies employed include participation in industry conferences, public relations publications, issuing newsletters and proactive inquiries to potential customers. We leverage a variety of channels to reach prospects which include organic and paid social media activity, joint events, webinars and media and analyst relations.

[3]	IDTechEx Research – May 2020
[4]	by Allied Market Research – https://www.alliedmarketresearch.com/ADAS-market
[5]	https://www.marketsandmarkets.com/Market-Reports/driver-assistance-systems-market-1201.html

As part of our marketing program, our radar solution is available on the open NVIDIA platform. NVIDIA is a scalable, software-defined, end-to-end AI platform for the transportation industry and companies around the world, including auto- and truck makers, Tier 1 automotive suppliers, robotaxis, sensor and mapping companies and autonomous vehicle startups are developing on NVIDIA.

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

Veoneer

As of October 2022, we were chosen by Veoneer (one of the top five automotive radar suppliers) as the radar chip set solution for their next generation radar (Gen 5). On October 6, 2022, Veoneer signed a memorandum of understanding with us establishing a technical collaboration and business alliance relating to its plans to co-develop radars for automotive-grade safety and advanced driver assistance systems based on our chipsets. The next generation radar is expected to be in pre-production by mid-2023. Veoneer selected our chipset solution for its next generation radars, including a long-range, high-resolution radar with 48x48 RF channels and a 360° surround radar with 24x12 RF channels. During 2022 multiple Request for Quotation (RFQ) or Request for Information (RFI) were submitted based on our chipsets in the United States, Europe and China. In December 2022, Magna International Inc. announced it entered into an agreement to acquired Veoneer business from SSW Partners. The transaction is expected to close near mid-year 2023 subject to closing conditions,

Valeo

On August 3, 2018, we entered into a memorandum of understanding with Valeo Schalter und Sensoren GmbH (“Valeo”), a Tier 1 manufacturer based in Europe, pursuant to which the parties will cooperate in the development of radar systems and jointly submit proposals for the provision of systems in RFQ or RFI procedures with potential customers. We and Valeo received a grant from the European Union for a radar demo project using our radar chipset in Ford’s truck fleet.

Valeo was awarded an RFQ from a global OEM for the development of next generation radar systems based on our radar chipset. According to the RFQ, Valeo received payment for non-recurring engineering expenses which was followed by a purchase order to us for our services.

Weifu

On January 8, 2020, we entered into an agreement with Weifu High-Technology Group Co., Ltd (hereinafter: “Weifu”), a Tier 1 automotive manufacturer in China pursuant to which Weifu agreed to develop and manufacture vehicle radar systems based on our radar chips. The agreement with Weifu included, inter alia, a commitment by Weifu to pay us for chipset costs, support in development, system design and documentation. On December 18, 2020, we and Weifu expanded the joint project and agreed to increase the scope of the project for an additional fee. The agreement also stipulated the price that Weifu will pay to buy the chips during the mass production phase. Weifu is in the process of developing radar systems based on our radar chips, and has begun performing demonstrations to OEMs in China, using a sample provided by us. On February 10, 2021, we and Weifu signed an agreement for the sale of 50 of our chipsets. Weifu announced it reached a road pilot phase of its our chipset based radar systems and is scheduled to be in full production by 2024.

Hirain

On March 1, 2020, we entered into a memorandum of understanding with Hirain Technologies, a Tier 1 automotive manufacturer in China, pursuant to which Hirain will develop and manufacture radar systems for vehicles based on our radar chips, backed by funding from a bi-national Israel-China research foundation (Beijing). On August 19, 2020, a distribution agreement was signed between the parties, granting Hirain the right to sell our demo systems to its customers in China. Effective March 1, 2021, we and Hirain entered into an agreement under which Hirain will develop and manufacture automotive radar systems based on our radar chipset. The agreement with Hirain included, inter alia, a commitment by Hirain to pay us for chipset costs, support in development, system design and documentation. During the fourth quarter of 2022, HiRain issued I preliminary order for 340,000 radar chipsets.

BAIC

On July 1, 2019, we entered into a memorandum of understanding with BAIC Group Industrial Investment Co. Ltd., an auto manufacturer based in China, pursuant to which the parties agreed to cooperate for achieving various aims and objectives relating to the design, development and commercialization of 4D imaging radar chipsets based for China automotive industry. BAIC Group’s Deputy General Manager announced that Arbe’s technology will be installed on its mass-produced models

Ordering samples (proof of concept) - OEMs

As of end of 2022, we have received orders from OEMs, Tier 1 manufacturers and other companies who seek to take advantage of the market opportunity to purchase from us A samples, which are systems for the purpose of testing capabilities and development. The agreements grant the right of use to the recipients of the samples while safeguarding our intellectual property and limiting our liability. The volume of revenue for selling samples is not significant. In October 2021, we were chosen by a European OEM to participate in its artificial intelligence-based technologies for environment perception (radar sensors) innovation project. The revenue from this project is not significant. This selection was further extended to participate in another project with the OEM toward development of production software. Being chosen to participate in the project does not guarantee that we will receive a production order, and, if the parties enter into a production agreement, such an agreement will not be signed in the near future. Although our primary focus is on seeking order for commercial production, we believe these agreements with OEMs and Tier 1 manufacturers is an important part of our marketing effort directed at the OEMs and Tier 1 suppliers.

Chips for non-retail automotive radar systems

Qamcom

On October 16, 2020, we entered into an agreement with Qamcom Research & Technology AB (“Qamcom”), which set out principles of cooperation between the parties for the development of radar systems based on our radar chips, for non-automotive target markets, such as delivery robots, agricultural tools, smart traffic lights, train junctions, and other markets.

On January 11, 2021, we entered into a strategic agreement with Qamcom under which Qamcom will develop and manufacture imaging radars based on our chipset to be used in the non-automotive market. The agreement with Qamcom included, inter alia, a commitment by Qamcom to pay us for the chipset cost and portion of the module hardware cost, for the receipt of support in development, system design and documentation. As of March 1, 2023, Qamcom has ordered more than 1,000 chipsets as part of this joint development activity.

Auto X

On April 7, 2021, we entered into a strategic agreement with Shenzhen Guodong Smart Driving Technologies Co. Ltd (“Auto X”) under which AutoX agreed to integrate 400,000 radars based on our chipset into L4 vehicles, over a period of five years provided that the product and support from us to develop the AutoX radar meet the requirement of AutoX.

We are under evaluation of other leading Tier-1s and engaged with OEMs that did not approve to release their names.

Manufacturing

On June 27, 2022, we entered into a manufacturing agreement with GlobalFoundries Singapore Pte. Ltd. (“GlobalFoundries”) for the manufacturing of our semiconductor products, as well as other services, including pre-production, quality assurance, assembly, testing and supply-chain management.

We depend on GlobalFoundries to manufacture our semiconductor products. This agreement helps us secure the production of our semiconductor products and GlobalFoundries is committed to supply our binding forecasts.

The initial term of the agreement is five (5) years. The agreement includes other customary terms for semiconductor manufacturing agreements, such as product recalls, warranty and business continuity.

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

Our research and development activities are conducted in Israel. We have received Israel Innovation Authority (“IIA”) grant approval for certain approved programs. We received grants from IIA and the European Community that, as of the March 1, 2023, amount to approximately $3.7 million, based on the exchange rate when the grants were received. We are obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products.

Our principal operating expenses are research and development expenses, which were approximately $36.7 million, $28.6 million and $12.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software. The increase in research and development expenses reflected the ramp up in our operations, including hiring and starting work toward its full production plan. The expenses for the year ended December 31, 2020 reflect the COVID-19 pandemic and steps taken by company including salary reduction, termination of employment of employees, hiring freeze, termination and renegotiation of agreements with subcontractors and delay in some research and development programs such as the postponement of production its chipsets. The pandemic delayed projects with Tier 1 automotive suppliers and OEMs by an estimated six months. By the end 2020, we saw that the automotive industry was starting to become normal, based on its indications from the Tier 1 automotive suppliers and OEMs with which we had been working before the pandemic. As of December 31, 2022, the automotive industry was back to normal.

Intellectual Property

Our intellectual property is a crucial part of our business. Our IP rights are protected by a combination of patents, trade secret protection, confidentiality agreements, and other contractual agreements with employees and third parties. We have applied for patent protection in several jurisdictions including Israel, United States, Europe, and China and have been granted patents in both Israel and the United States. Unpatented trade secrets as well are an important aspect of our business.

We filed patent applications for 18 unique patent families covering a wide range of fields related to our products features and aspects including radar signal processing, radar Tx/Rx integrated circuit design, radar coexistence and mutual interface mitigation techniques, package design, antenna design, post-processing methods and algorithms, and system design. We filed these applications, including utility and provisional applications, in jurisdictions that we believe are the main automotive markets and development centers around the world, principally the United States, the European Union and China. Ten patents, covering nine different inventions, have been granted in the United States and Israel, with patents generally having a term of 20 years from their filing date. Among the patents granted are patents covering methods for mitigation of mutual interference between automotive radars including frequency hopping multiband chirp techniques, a radome for automotive radar patch antennas, RFIC packaging techniques including low loss transmission lines, a radar-based system for real-time simultaneous localization and mapping, known as SLAM, a MIMO radar array antenna, and a method for separating targets and clutter from noise.

Competition

The market for competitive automotive sensing solutions that enable autonomous driving is an emerging market with many potential applications in the development stage. As a result, we face competition from a range of companies (from large corporations to start-ups) seeking to have their products incorporated into these developing applications and it may take a period of time for its primary competitors to emerge.

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

●	Technology. We believe that our 4D imaging radar technology brings the fundamental leap required to achieve true radar imaging capabilities to the level that it can be used as a primary sensor for perception in tandem with cameras and optionally LiDAR. Our technology addresses the key challenges in the automotive radar domain while maintaining competitive size, power and cost for the Level 2+, Level 3 and Level 4 mass market, for high-density, high-resolution RF front-end, through cutting-edge algorithms to effectively utilize the radar and the powerful radar processing unit required to run the radar. We believe our technology will bring safety and autonomy to the mass market in all weather and all lighting conditions with redundancy at a reasonable cost.

●	Cost and Energy Efficient High-Performance Radar Solutions. Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively highly priced individual components such as radar sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. We expect that our products will be competitively priced as a result of mass production. We believe that our products will be competitively prices will offer better performance.

●	Global Coverage and Large Ecosystem. Our products are marketed worldwide and amenable to implementation globally.

●	Significant Validation from Leading Companies in the industry. Our progress has garnered the attention of major companies in the industry.

●	Automotive grade development and production. Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards, is a time-consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Since 2018, we have worked closely with leading Tier-1 suppliers such as Veoneer, Valeo, HiRain and Weifu, to develop a radar solution that meets these rigorous requirements. This process has included continuous and extensive product-safety auditing. As a result of our close work with these Tier 1 automotive suppliers, we have developed rigorous safety and quality expertise. We believe that this experience provides us with a competitive advantage in marketing against companies that have not worked with Tier 1 automotive suppliers in the development of their product.

●	Relationships with multiple Tier-1 suppliers enable market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design in order to produce and deliver the vehicles on time. Therefore, designs for mass-production of reliable Level 2+ to Level 3 and Level 4 consumer car programs where imaging and perception radars are required, is expected in 2024-2026 are being decided in 2023-2024. Radar solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our experience working with Tier 1 automotive suppliers and OEMs places us in a better position to market to the next generation of autonomous vehicles.

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

The following chart compares the performance of radar chipset, to our chipset:

While Texas Instruments, NXP and Infineon offer a low-resolution radar chip of 3Rx * 4Tx, without a dedicated processor for current generation radars, other companies are targeting the imaging radar space with high resolution radar chipsets.

Uhnder

Uhnder, a Texas-based radar company backed by Magna, develops digital radar-on-a-chip. It has designed a single-chip radar with 12Rx * 16Tx (vs. our 48Rx * 48Tx). The company expects to reach production in 2023. Their radar is based on phase modulated continuous wave (PMCW) modulation, not the standard frequency modulated continuous wave (FMCW), which we believe complicates system design, increases cost, and damages the solution’s dynamic range and can suffer from interference coming from close objects. Since FMCW is now generally accepted in the automotive market, we believe that most of the recent activity by Uhnder being based on PMCW suggests to us that it may be focusing on non-automotive markets.

Echodyne

Echodyne powers high-performance metamaterials electronically scanned array radars, a concept that we believe does not fit the requirements of automotive industry, scanning by design create a tradeoff between Doppler resolution, azimuth resolution and update rate, which in our view is unacceptable in automotive, which requires all three in parallel. Due to the higher price of the metamaterial technology, Echodyne does not target the automotive industry, but defense force vehicles, security systems, and unmanned aerial and ground vehicles.

Mobileye

After previously announcing the development of a 2,304 virtual channels radar (48x48 Rx*Tx), Mobileye has announced that it updated its channel count to 1,728 virtual channels (36x48), which we believe gives up some image quality resolution and decreases the throughput and required processing power. We believe that on the one hand MobilEye’s decision to develop a 4D imaging radar is significant to the automotive market in acknowledging Mobileye’s view of the imaging radar’s key role in the overall perception solution, while on the other hand we believe that our excess channel count indicates that our solution has a higher angular native resolution with lower native false alarms and an efficient handling of high throughput and processing. Mobileye has stated that its radar system is planned to complete production in 2025, which we believe places Mobileye two years behind us. We believe that Mobileye plans to play some of the roles of the Tier 1 automotive supplier, and compete with our customers, who are leading automotive radar Tier 1s, with years of experience in this space. We believe, based on the specification Mobileye published, that our current chipset has better performance, price and power and that using our radar chipset solution would better meet the needs of the developing autonomous vehicle market.

We believe that our technology offers advanced radar performance at an affordable price. The illustration below provides a comparison of the leading radar systems channel count and prices.

*Source: Arbe’s assessment of competitive landscape

Current Generation Radars

Traditional commercial radar systems have 5-degree (or worse) resolution. Due to their low azimuth resolution and lack of elevation resolution, traditional radars, that were originally designed for controlling emergency braking and adaptive cruise control, are limited to detecting moving vehicles and discarding all detections of the stationary environment and cannot address free space mapping that requires high elevation resolution. Traditional radars have a high level of false alarms that trigger reports of phantom objects and false positives. For this reason, the detection threshold, is raised which results in decreased radar sensitivity and may lead to accidents. We have revolutionized radar by addressing these core issues that have caused recent driverless vehicle and autopilot accidents by detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities.

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

Continental ARS 540

The Continental system is based on four Texas Instrument 3Rx * 4Tx chips, cascaded to achieve a 12*16 array, as well as the Xilinx FPGA (field-programmable gate array) board, and not a radar processor on a chip like our solution. FPGA is not designed for large scale automotive solutions, and therefore has many drawbacks — it is expensive, the continental system costs around $200 to $300 in high volumes, it requires high power consumption, has heat dissipation issues, and supports fewer frames per second and very low number of detections per frame. The platform may have ambiguity issues increasing the false alarm rate as well as filtering out real detection.

Environmental, Social and Governance (ESG)

As an auto-tech company, we have developed what we believe is a revolutionary radar that will enable truly safe driver-assist systems that can save lives on the road. Our mission is to strengthen and enhance the safety of vehicle users and others in the industry who can apply the technology to their service.

Our Environmental, Social and Governance (ESG) practices are guided by our social mission of saving lives and securing people’s safety on the road. Notably, the social element in ESG is reflected in the essence of our product as we created a system that assists with the prevention of injuries and fatalities while driving. Additionally, as part of our community involvement, we donated options totaling over NIS 1,150,000 to the “Tmura” association, that supports and assists disadvantaged populations in Israeli society. We also encourage our employees to participate in volunteering initiatives in the local community. As part of our spirit, we strengthen diversity and equality through equal pay and affirmative action towards recruiting and advancing qualified women.

We conduct our business activities based on a firm commitment to ethical values and corporate governance best practices. Our policy is to follow leading ESG principles in relation to our supply chain, including, evaluating, and engaging responsible suppliers. Our suppliers must operate in compliance with all applicable national and international laws and regulations, as well as implement the principles of the Responsible Business Alliance (RBA) Code of Conduct. We are working with GlobalFoundries, a company that we believe values, supports and leads best ESG practices.

A global trend across most industries has developed over the last few years, consisting of growing interest among institutions and investors in using ESG considerations in making investment decisions. Stakeholders demands for transparency and information regarding companies’ ESG performance has also become universal and common. Furthermore, ESG disclosures and regulations have advanced concurrently with countries implementing policies and disclosure standards, requiring entities to comply with ESG practices and reporting standards.

We believe in the importance of promoting and adopting practices that support ESG implementation within our activities. During 2022 we began analyzing and mapping an ESG strategy to work across all company activities. We will continue to advance our commitment to ESG practices across our operations, as well as monitor the development of regulatory requirements.

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

Foreign markets such as the China and the EU also continue to develop their respective standards to define deployment requirements for higher levels of autonomy. In China, for example, the government has undertaken numerous efforts to promote autonomous vehicle development, including its February 2020 release of the Strategies for Innovation and Development of Autonomous Vehicles by China’s National Development and Reform Commission and ten other agencies. This initiative sets forth an ambitious plan to create a systematic framework for technical innovation, industrial ecology, infrastructure, regulations and standards, product regulation and network security in the autonomous vehicles market by 2025, and from 2035 to 2050, to fully establish an ecosystem for autonomous vehicles. Much of the emerging regulatory and legislative activity around autonomous vehicles in the EU has been focused on data privacy and security, given the volume and types of data collected, stored and transmitted by autonomous vehicles. A key part of Europe’s emerging autonomous vehicles strategy is the creation of a common European mobility data space, to be further developed in the EU’s “Smart and Sustainable Transport Strategy.” Given the intense work in these areas, we expect a workable path forward in the near-term in these markets.

The automotive industry in Japan puts all automotive and telecommunications technologies through a rigorous certification process prior to commercial evaluation in the region. In February 2022, we obtained the Japanese Telecommunication and Radio certification for radar samples based on our mass production RF chipset.

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

In recent years, governments, authorities and organizations around the world have sought to tackle the problem of traffic accidents, through — among other methods — regulation and legislation that encourage, and even require, installation of ADAS in vehicles. Such trends are gaining momentum and are being promoted by the NHTSA and Euro-NCAP, among others, who institute standards for safety ratings for new vehicles, and provide the highest rating (5 stars) where advanced technology for the prevention of traffic accidents is installed. A similar trend applies to the Chinese car safety assessment program CNCAP which incorporates “Active Safety” criteria into its 5-star rating. In Israel, for instance, in 2015, the government approved the Ministry of Transport’s plan to provide a financial incentive for private vehicle owners to install lifesaving safety systems, and to establish that buses and trucks would be required to install a system for identifying pedestrians as a condition for renewing the vehicle’s license.

Source: Yole, Driving Radar Resolution, February 2023.

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

D. Property, plants and equipment.

We do not have any material tangible fixed assets. We do not own any real estate. We rent offices from third parties, extending over an area of approximately 900 square meters located in 107 HaHashmonaim Street in Tel Aviv. We pay monthly rent of approximately $30,800. The offices serve both for our R&D activities and our corporate headquarters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2022, 2021 and 2020 and notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” sections of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

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

Founded in 2015 by Chief Executive Officer Kobi Marenko, Chief Technology Officer Dr. Noam Arkind, and former Chief Operations Officer Oz Fixman, our breakthrough technology has transformed radar as a sensor for ADAS (advanced driver assistance systems) and autonomous vehicles from the chip-level up, with technological breakthroughs across all core components. As a result, we have created what we believe is the only imaging radar sensor that meets the demanding performance, safety, and cost requirements for Level 2+ through Level 5 autonomous vehicles, bypassing the traditional limitations of legacy radar technology- low resolution, inability to sense stationary objects, high false alarm rate, lack of resolution, to name a few. Integrating the advanced hardware with our custom AI stack enables support for advanced perception capabilities at mass market prices, with top performance in all environments, weather and lighting.

Our 4D imaging radar, delivering an image that we believe is 100 times more detailed than any commercial radar on the market, sets a new standard for safety in the industry, and is designed to enable accurate and reliable sensing in some of the most challenging use cases that autonomous vehicles can encounter on a regular basis – such as providing free space mapping in a tunnel, detecting a tire on the road ahead in heavy rain, tracking pedestrians in the dark. This is achieved by the development of a chipset with the highest channel count in the industry, proprietary radar processing algorithms, and our industry first radar-based perception applications.

Our advanced semiconductors technology has made us one of the leading providers for the world’s top OEMs. With 127 employees, as of March 1, 2023, we have scaled to over 30 evaluation projects and were have been advised that we are on the short list with 9 OEM, robotaxis, delivery robots, and autonomous trucks projects. Our imaging radar was selected by AutoX to enable its fully autonomous robotaxi fleet. We were selected for a production oriented development project with a Top 4 global OEM and three other OEMs, which are progressing towards selection in 2023. A Top 10 global OEM selected us for an “Imaging Radar - based perception” project. BAIC Group has announced that our technology will be installed on its mass-produced Level 2.5 / Level 3 models. Our solution was also selected for a smart mobility project.

The automotive radar industry is expected to have an estimated total addressable market opportunity of approximately $11 billion in 20256. Our model to capture this opportunity is to work directly with top established Tier 1 automotive suppliers in order to power their next generation radars. Correspondingly, we have established relationships with six Tier-1 suppliers who are building production radars based on our chipset, including Veoneer, Valeo, Weifu, Hirain, and Qamcom. While there is a recognized chip shortage and supply chain challenges that will continue to impact global markets in 2023, GlobalFoundries, our chip manufacturer which is responsible for chip production and supply chain management, has advised us that it will have the capacity necessary to meet our commitments based on our forecasts for 2023 and 2024.

[6]	Industry and wall street research estimates

Business Combination and Public Company Costs

On October 7, 2021, we completed the merger with ITAC.  As a result of the merger, our ordinary shares are registered under the Exchange Act and listed on Nasdaq, and we were required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices including the implementation and maintenance of internal controls over financial reporting and disclosure controls. We are incurring additional expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Total gross proceeds from the business combination were approximately $118,288,000 with transaction costs of approximately $16,707,000. The total gross proceeds include gross proceeds of $100,000,000 from the sale of 10,000,000 ordinary shares to PIPE investors at $10.00 per share, and $18,288,000, representing the funds remaining in ITAC’s trust account after payment to the redeeming ITAC stockholders.

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

Key Factors Affecting our Operating Results

We believe that our future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this annual report in Item 3 under “Risk Factors.”

In a field in which we operate, the key to generating business is the ability to offer the latest technology at a competitive price. For us to be successful, we must offer the latest technological developments. Our research and development effort are oriented to maintaining what we believe is our leading-edge technology. Our success is substantially dependent on the global demand for ADAS.

Although we believe that widespread adoption of 4D imaging radar across applications for safety and autonomy is approaching and that we are well-positioned in both automotive and non-automotive markets to take advantage of this opportunity, mass production passenger vehicles OEMs are just beginning to commercialize level 2+ and autonomous systems that will rely on imaging radar technology. We therefore expect the rate of actual adoption and commercialization of radar-based solutions by automotive OEMs and their suppliers will impact our results of operations, including revenue and gross margins for the foreseeable future as well as government regulations relating to ADAS and autonomous driving solutions.

We also intend to target markets beyond mass production passenger vehicles, including vehicle applications like trucks, shuttles, automated ground delivery vehicles, and industrial verticals like industrial robots, security systems, ground protection, drones, traffic monitoring. Our solution has the potential to be a primary sensor candidate for many autonomous and semi-autonomous applications and next generation perception platforms. As a result, we believe that we could operate in some of those markets in parallel with the automotive market.

As a Tier 2 supplier of advanced technology to Tier 1 automotive suppliers and OEMs, our results of operations will be impacted by the level of demand for our product from Tier 1 automotive suppliers and OEMs which base their radars based on our chipset solution.

The semiconductor market generally and the automotive industry in particular are experiencing shortages in the supply of chips due to increased demand in general, and specifically in the automotive industry. We have taken and will continue to take measures which are intended to place us in a position to be able to meet all the demand of our customers, including significant prepayment for our products, although our efforts may not be successful. We rely on our manufacturer, GlobalFoundries, to maintain the supply of chips, and we are dependent upon GlobalFoundries’ supply and manufacturing capacity.

We are competing for talent in a highly competitive environment, which results in higher compensation packages to employees. We cannot give assurance that we will be able to hire all required positions when they are required or to retain those that we hire.

Our radar system is being evaluated by 12 of the top-15 global automakers by sales, and most major autonomous trucking and robotaxi programs currently in development, reflecting the significant commercial interest in imaging radar. We anticipate that these programs will make their decisions with respect to their radar technology commencing in 2023. Currently, we have entered into a contract with autoX to integrate our chips in its production vehicle. We also have a preliminary order from HiRain, the leading Chinese ADAS Tier 1 supplier, for 2023 and 2024, moving Arbe into the mass production phase. The order consists of 340,000 radar chipsets that will be supplied to HiRain’s customers throughout China. Because of the preliminary nature of the order, it is not included in our backlog.

In order to achieve profitability, we need to generate orders and binding commitments from our current evaluation projects. Delays in the autonomy programs of the OEMs to which we provide our chipset, currently or in the future, could adversely affect our ability to meet our revenue targets and achieve profitability in the time frame we anticipate.

Since OEMs rely on Tier 1 automotive suppliers for components such as radar-based product, if a leading Tier1 supplier goes into production with an imaging radar that is based on our chips the chances of an OEM basing its radar on our technology is likely to increase. We believe that the fact that Tier-1 suppliers already have radar production lines that they need to upgrade for imaging radar, reduces dramatically the risk and the cost in taking our technology to the mainstream.

As with other companies engaged in ADAS, our business is dependent upon regulations relating to autonomous driving solutions. Although we believe that our systems comply with applicable regulations, any new regulations may have the effect of preferring one technology over other technologies, Since the nature and scope of future regulations may be affected by conditions and events, we cannot predict the nature of any future regulations and their effect on our business,.

Market Trends and Uncertainties

We estimate the total addressable market for Advanced Drive Assistance Systems, known as ADAS, and autonomous driving technology, will grow to approximately $75 billion or more in 20307 and we believe that this growth will result in a demand for our imaging radar chips. As automotive OEMs have shifted their focus from Level 4/5 autonomy to Level 2+, we believe Arbe has the opportunity, with its first to market 4D imaging radar, to capture a significant share of the lucrative market. We believe that we are positioned as the only company with deeply integrated hardware and software products that currently meet the OEM specification requirements for safe Level 2+ to Level 5 autonomy, which constitutes a significant portion of the market.

We believe that we have multiple levers for sustained growth and market opportunities in addition to the automotive industry, with a core strategy to focus on attractive markets with significant growth and profitability potential. Specifically, the markets of focus include passenger cars, commercial trucks, and robotaxi fleets. Each such market is potentially a significant global opportunity, and these markets have historically been underserved by inferior technology or not served at all.

Our most immediate market focus is on passenger and commercial vehicle safety on highways and ADAS applications. We believe there is significant room for improvement with regard to standard ADAS and crash avoidance. ADAS volumes are primarily driven by the Chinese, European and North American markets which have increasingly stringent safety regulations and consumer preference for safety. We are well positioned to capitalize on the increased ADAS demand in response to these increased safety regulations as our proactive safety software could increase the current reported collision avoidance rates by up to seven times. Although increasing automotive performance requirements may generate higher demand, we may not be able to take advantage of demand if we are unable to anticipate regulatory and industry changes and adapt quickly enough to meet new regulatory standards or requirements. Market acceptance of active safety technology depends upon many factors.

COVID-19 Impact

During 2020, the spread of COVID-19 and the actions taken by governments have had an impact on the automotive industry, which at first estimated a reduced demand but then experienced a significant increase in demand for vehicle production and sales, which caused a chip shortage reality. As a result, some automotive factories were shut down at the beginning of this period, and some projects were placed on hold or cancelled. As of the date of this annual report, automakers around the world have resumed full development operations, and our business in not currently affected by the COVID-19 pandemic, except to the extent of a continuing chip shortage which resulted from closures as a result of actions taken by governments and industry to address the pandemic. We cannot predict the effect on our business or the automotive market in general in event that increased hospitalization and deaths result from the pandemic, including in China following the government’s change from its former zero-COVID policy. We believe that the long-term horizon of our business plans can mitigate the impact of the pandemic. We considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on us in 2022 from COVID-19 factors.

Global Demand

Our business is related to global automotive sales and automotive vehicle production by our Tier-1 customers and their OEM customers and engagements. Economic conditions in North America, Europe and Asia can have a large impact on the production volume of new vehicles, and, accordingly, have an impact on our revenue. OEM customers’ production can vary from period to period due to global demand, market conditions and competitive conditions. We expect to continue to seek to capitalize on our strong and collaborative relationships with OEMs and Tier 1s to expand our presence in key markets and capture the long-term growth opportunities in those markets.

ADAS and Autonomous Driving Regulation

Demand for our solutions is influenced by the impact of regulation and the ratings systems deployed by the various NCAPs, particularly the Euro NCAP and the U.S. NCAP, administered by the National Highway Traffic Safety Administration. As these NCAPs demand more ADAS applications such as automatic emergency braking, we believe that OEMs will increasingly include ADAS as a standard feature in their models to maintain or to achieve the highest safety ratings. In many countries, these safety assessments have created a “market for safety” as car manufacturers seek to demonstrate that their models satisfy the NCAPs’ highest ratings. We expect national NCAPs to continue to add specific ADAS applications to their evaluation items over the next several years, led by the Euro NCAP. In recent years, as regulatory requirements and NCAP ratings have increased, OEMs have also begun to highlight their safety features as a competitive advantage. As additional regulations are implemented around the world, we expect this to lead to increased global adoption of ADAS, and we believe that we are well positioned to benefit from such increasing safety regulations globally, particularly due to the verifiable nature of our current and future solutions.

Fully autonomous vehicles are still nascent, and regulation of autonomous driving is evolving globally on both a local and national level. We believe that regulatory bodies will demand that AV undergo certain validation and audit requirements before autonomous driving is permitted. The potential impact of regulatory requirements and initiatives on the timing for widespread adoption of fully or even partially autonomous driving and on the cost of developing and introducing autonomous driving solutions is uncertain. Notwithstanding the uncertainties, we see a clear trend of adopting partial autonomous driving features, operated in specific scenarios, under specific conditions and in different level of supervision. Radars that are based on our chipset can help develop such features and make them available on private vehicle and in high level of safety at a very affordable cost.

We cannot provide any assurance how any such regulations will impact us and the extent of such impact, particularly if autonomous driving is prohibited in certain areas.

[7]	https://www.marketsandmarkets.com/Market-Reports/driver-assistance-systems-market-1201.html

Effect of the Russian Invasion in Ukraine

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union, Israel and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain. Although we do not have any business in Russia or Ukraine, the effects of the invasion could affect the European economy, which may affect European automobile companies.

Although we do not have any agreements with any companies in Russia or Ukraine, the Russian invasion of Ukraine could have significant adverse effects upon our business, including, but not limited to, the following

●	A slowdown in the automotive industry generally and a slowdown of transactions in this industry, which could effect decisions on the supplier of radar components and technology;

●	The effect of United States’ or other nations’ sanctions on companies, including companies that may be customers or potential customers of our products and suppliers of components used in the vehicles that use our products, that conduct business with Russian or Ukrainian companies;

●	The effects of the significant increase in oil and gas prices as a result of gas shortages resulting from the reduced gas and oil flow from Russia;

●	The additional inflationary pressures resulting from sanctions placed by the United States and European countries on Russia and Russian companies.

●	Additional supply line issues, resulting from the effects of the Russian invasion of Ukraine, including reduced availability or higher prices for the raw materials used in our products.

●	The worldwide economic conditions, including in Europe and Asia where a number or our customers are located, which may impact the decisions that relate to the use of our products including the customers’ evaluation process;

●	Our ability to conduct business with companies, including companies that may be testing our product, that conduct business with Russia and Ukraine and which may be subject to sanctions or restrictions imposed by the United States, European or other government as a result of their conducting business with these companies.

●	The effect of any actions taken by the United States, Japan or the European Union against Chinese companies, including Tier 1 suppliers and automotive companies, in the event that China provides arms to Russia.

●	Adverse economic conditions resulting from the Russian invasion of Ukraine may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults.

●	A change in the relationship between Israel and Russia, particularly as it relates to the security of Israel, and any conflict involving Israel as a result of a potential deterioration in Israel’s relationship with Russia.

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

Public company expenses

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Specifically, we expect our accounting, legal and personnel-related expenses to increase as we establish more comprehensive compliance and governance functions and hire additional personnel to support such functions, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and prepare and distribute periodic reports in accordance with SEC rules.

Results of Operations

Years Ended December 31, 2022, 2021 and 2020

	Years Ended December 31,
(dollars in thousands)	2022	2021	2020
Revenues	$3,517	2,249	$332
Cost of Revenues	1,283	1,440	340
Gross Profit (Loss)	2,234	809	(8)
Operating Expenses:
Research and Development	36,731	28,564	12,794
Sales and Marketing	4,621	1,814	1,063
General and Administrative	8,613	3,709	1,093
Total Operating Expenses	49,965	34,087	14,950
Operating Loss	$(47,731)	$(33,278)	$(14,958)
Financial Expenses (Income), net	(7,237)	24,814	667
Net Loss	$(40,494)	$(58,092)	$(15,625)

Basic loss per share attributable to Ordinary Shareholders	$(0.64)	$(2.64)	$(1.70)
Weighted-average number of shares used in computing basic loss per share attributable to Ordinary Shareholders	68,489,983	22,027,292	9,205,169

Diluted loss per share attributable to Ordinary Shareholders	$(0.80)	$(2.64)	$(1.70)
Weighted-average number of shares used in computing diluted loss per share attributable to Ordinary Shareholders	60,960,641	22,027,292	9,205,169

Revenue

The following table sets forth our revenue for the years ended December 31, 2022 and 2021 by geographic region (dollars in thousands):

	Year Ended December 31, 2022		Year Ended December 31, 2021		Year Ended December 31, 2020
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by Geography:
China	1,476	42.0%	702	31.2%	35	10.6%
Sweden	1,276	36.3%	928	41.2%
Germany	284	8.1%	351	15.6%	80	24.1%
Switzerland	197	5.6%	53	2.4%
USA	135	3.8%	63	2.8%	105	31.6%
Italy	124	3.5%	-	-
Israel	25	0.7%	34	1.5%	69	20.8%
Hong Kong	-	-	35	1.6%	34	10.2%
Other	-	-	83	3.7%	9	2.7%
Total revenue	$3,517	100%	$2,249	100%	332	100%

The increase in revenue in 2022 compared to 2021 was primarily driven by in sales from chipsets. The increase in revenue in 2021 compared to 2020 was primarily driven by additional revenue from chipsets and samples and to a lesser extent from professional services as we expanded our business compared to 2020, when we first recognized revenue, which was mainly derived from samples.

Cost of Revenue

Cost of revenue includes the manufacturing cost of radar sensors and chipsets, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with our customer support personnel and an allocated portion of facility, IT costs and depreciation. We expect cost of revenue to increase in absolute dollars in future periods as we increase our revenue, however, we expect the cost per unit to decrease over time as we shift from the manufacturing of prototype full radar system to production of chipsets sales in response to orders for commercial quantities. The fixed cost components (most notably labor cost) will also drive margin improvement upon revenue increase due to leveraging economy of scale notwithstanding increased labor costs. Cost of revenue for 2022 was approximately $1.3 million, resulting in a gross profit of approximately $2.2 million. Cost of revenue for 2021 was approximately $1.4 million, resulting in a gross profit of $0.8 million. Cost of revenue for 2020 was approximately $0.3 million, resulting in a negative gross profit of $8,000. Improvement in gross profit was attributed mainly to revenue increase and product mix that included more higher margin sales.

Gross Margin

Gross margin for 2022 was 63.5% compared to 36.0% in 2021 and a negative gross margin in 2020. The increase in gross margin in 2022 compared to 2021 was primarily related to economy of scale, revenue mix and lower cost per unit as we progress toward commercial production. As we shift from prototype full radar system sales to production of chipsets in response to orders for commercial quantities, we expect higher margin in the long run, still, as we enter into production (during our launch period), we expect lower margin.

Improvement in gross margin from in 2021 compared to 2020 was attributed mainly to revenue increase and product mix that included more higher margin sales. Cost of revenue for 2020 was approximately $0.3 million, resulting in a negative gross margin of $8,000.

Operating Expenses

Research and Development Expenses

Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software.

Research and development expenses include

●	Personnel-related expenses, including salaries, benefits, and share-based compensation expense for personnel in research and engineering functions;

●	Expenses related to materials, software licenses, supplies and third-party services;

●	Prototype expenses;

●	Operation costs related to develop manufacturing processes;

●	Allocated portion of facility and IT costs and depreciation; and

●	Participation grants received from the Israel Innovation Authority (“IIA”) and the European Union “Ecsel” program (Electronic Components and Systems for European Leadership), which reduced our research and development expense in 2021 and 2020.

Our principal operating expenses is research and development, which was approximately $36.7 million in 2022, $28.6 million in 2021 and $12.8 million in 2020. The increase was primarily as a result of a $8.3 million increase in labor costs including share-based compensation costs, driven mainly by increased headcount and higher value of equity awards offset by foreign exchange impact, as our expenses are incurred in NIS and our financial statements are in US dollars.

Our research and development expense in 2020 was approximately $12.8 million. The increase from 2020 to 2021 was primarily as a result of a $6 million increase in labor costs including share-based compensation costs, driven mainly by increased headcount, a higher value of equity awards and foreign exchange impact. Additional increases of $3.1 million from subcontractors cost such as backend development work, $3.0 million costs relating to the finalization of the design process prior to manufacturing, reflecting three new chip versions, $1.7 million of material, tools and third-party software licenses and a $1.4 million increase due to less government grants.

Research and development expenses have streamlined toward the beginning of 2023, as we change our focus towards obtaining production items and we will need to devote less research and development expenses relating to the production of our systems, which are the responsibility of our manufacturer, GlobalFoundries. We will continue our research and development activities as they relate to product enhancement and new products as well as to develop the next generation radar system.

Sales and Marketing Expenses

Sales and marketing expenses were approximately $4.6 million in 2022 compared to approximately $1.8 million in 2021 and $1.1 million in 2020. The increase of $2.8 million in 2022 was primarily attributed to labor cost, which included share-based compensation, and to a lesser extent an increase in travel and conferences cost. The increase of approximately $0.8 million in 2021 was primarily attributed to labor cost and share-based compensation cost and to a lesser extent, general overhead costs resulting from our status as a public company. Labor cost related expenses consist of salaries and benefits. Marketing expenses include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment and an allocated portion of facility, IT costs and depreciation. We expect that our sales and marketing expenses will increase in absolute dollars over time as we hire additional sales and marketing personnel to support our customers, Tier-1 supplier relationships, and OEM relationships, as we will also increase our marketing activities and penetration and grow our domestic and international footprint.

General and Administrative Expenses

General and administrative expenses, which were approximately $8.6 million in 2022, approximately $3.7 million in 2021 and approximately $1.1 million in 2020, consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit, accounting services and other costs related to our status as a public company as well as expenses for facilities, depreciation, and travel. Personnel related expenses consist of salaries, benefits, foreign exchange rate impact and share-based compensation. The increase of approximately $4.9 million in 2022 was primarily caused by an increase in labor cost and share-based compensation costs of approximately $2 million and $2.3 million which was attributed to additional legal, accounting, and general overhead costs resulting from our status as a public company, most notably directors and officers (D&O) insurance. The increase of approximately $2.6 million in 2021 was primarily caused by an increase in personnel related costs of approximately $1.3 million. Approximately $0.7 million was attributed to additional legal, accounting, and general overhead costs resulting from our status as a public company, most notably directors and officers (D&O) insurance.

We are seeking to implement efficiencies in our general and administrative expenses, which we anticipate will result in an overall decline in general and administrative expenses. We expect reductions in the cost of director and officer liability insurance and in labor costs. These reductions are partially offset by an increase in public company expenses, including compliance with the rules and regulations of the Securities and Exchange Commission, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Expenses, Net

Financial income, net of $7.2 million in 2022, was primarily related to revaluations of warrants issued to shareholders partially offset by loan interest and exchange rate impact. Financial expenses, net of $24.8 million in 2021, were primarily related to $6.3 million revaluations of warrants issued to shareholders and $17.9 million revaluation of convertible loan. Financial expenses were $0.7 million in 2020. To the extent that our financial expenses is based on a change in warrant liability, as our stock price increases the warrant liability increases with a result that we incur a financing charge as a result of an increased liability, and as our stock price decreases, we incur financing income which has a positive effect in the results of our operations.

Liquidity and Capital Resources

Prior to the merger with ITAC, we have historically funded our operations primarily from private placements of our equity securities as well as loans, including convertible loans. As a result of the merger, we received total gross proceeds of approximately $118.3 million out of which transaction costs were approximately $16.7 million. The total gross proceeds include the $100 million from the sale of 10,000,000 ordinary shares to PIPE investors at $10.00 per share and $18.3 million, representing the funds remaining in ITAC’s trust account after payment to the redeeming ITAC stockholders. As of December 31, 2022, we had cash and cash equivalents totaling $54.2 million. Cash equivalents are invested in accordance with our investment policy. Prior to the merger, our principal sources of liquidity was approximately $70 million of net proceeds received through private placements, invested as an advance on account of issuance of convertible preferred shares (which share were converted into ordinary shares immediately prior to the merger) or exercise of warrants.

In 2019, we received a $5.0 million loan from Kreos Capital. On August 16, 2021, we and our wholly-owned U.S. subsidiary, Arbe Robotics US, Inc., entered into a debenture agreement with Scintilla Fund L.P. (“Scintilla”) pursuant to which, we can withdraw a term loan up to a total of $10.0 million. In August 2021, we borrowed the first tranche of $5.0 million, part of which was used to prepay all outstanding loans to Kreos. We did not borrow any additional funds pursuant to the Scintilla agreement. The loan from Scintilla was repaid in June 30, 2022.

Selected Balance Sheet Information (dollars in thousands).

	December 31.
	2022	2021
Current assets	$58,756	$104,181
Working capital	48,327	88,714
Accumulated deficit	(160,140)	(119,646)
Shareholders’ equity	48,753	79,823

As of December 31, 2022, we had cash and cash equivalents totaling $54.2 million. We use our funds primarily for our operating activities. Cash and cash equivalents are invested in accordance with our investment policy. As of December 31, 2022, we had no debt.

Cash Flow Summary

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,
	2022	2021	2020
Net cash used in operating activities	$(40,362)	$(26,416)	$(15,285)
Net cash provided by (used in) investing activities	(1,318)	(684)	9,704
Net cash provided by (used in) financing activities	(4,941)	125,082	1,532
Net (decrease) increase in cash and cash equivalents and short-term restricted cash	(46,621)	97,982	(4,049)

Operating Activities

During the year ended December 31, 2022, operating activities used approximately $40.4 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $40.5 million, impacted by non-cash charges of approximately $1.5 million consisting of $8.1 million revaluations of warrants, share-based compensation of approximately $9.1 million as well as depreciation of approximately $0.5 million. Additionally, our working capital has decreased by approximately $1.4 million.

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

Investing Activities

During the year ended December 31, 2022, cash used in investing activities was approximately $1.3 million, which was primarily from cash used to purchase equipment and leasehold improvements of approximately $0.9 million and a short-term deposit of approximately $0.4 million.

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

Financing Activities

During the year ended December 31, 2022, cash used in financing activities was approximately $4.9 million, consisting primarily of repayment of short-term loan of approximately $5.2 million, partially offset by issuance and exercise of options of approximately $0.3 million.

During the year ended December 31, 2021, cash provided by financing activities was approximately $125.1 million, consisting primarily of net proceeds from merger with ITAC, which is accounted for as a recapitalization, and net proceeds from the PIPE financing of approximately $98.6 million, proceeds from exercise of warrants of approximately $12.9 million, proceeds from a convertible loan of approximately $11.3 million and proceeds from short term loan of approximately $4.7 million as well as from issuance and exercise of options of approximately $0.2 million, partially offset by repayment of long-term loan of approximately $2.6 million.

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

Funding Requirements

We expect our expenses to decrease in 2023, our production build-up efforts have stabilized and progressed toward productization, alongside with our efforts to streamline our expenses and to emphasize resources to support our next step target from proof-of-concept phase to the production and commercialization stage. We continue to expand our research and development activities, and we expect to incur commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to incur additional costs associated with our operation as a public company. Our costs and our revenue can be impacted by the conditions described in the ‘Overview under Market Trends and Uncertainties’ as well as the factors described in Risk Factors, which would affect our requirement for additional funding.

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

Debt with Warrants

On February 21, 2019, we entered into an agreement with Kreos Capital VI (Expert Fund) L.P, (“Kreos”) pursuant to we took down a term loan of $5.0 million in February 2019 and $2.0 million in November 2019. Pursuant to the loan agreement, we issued to Kreos warrants for the purchase warrants which, in connection with the Recapitalization immediately prior to the closing of the Merger with ITAC became warrants to purchase 227,959 ordinary shares for an aggregate exercise price of $550,000. We consider the loan as a credit facility and since the warrants are transferable separately from the loan, the warrants were classified as freestanding and treated as liability pursuant to ASC 480. As of December 31, 2022 and December 31, 2021, the warrants liability amounted to $0.42 million and $1.62 million respectively. The loan was repaid to Kreos in August 2021.

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

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, our Post-Combination Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we achieve total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we issue more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2025. We expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

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

Name	Age	Position(s)
Yair Shamir	77	Director and Chairman of the Board
Ehud Levy	57	Director
Mor Assia	40	Director
Boaz Schwartz, PhD	60	Director
E. Scott Crist	57	Director
Thilo Koslowski	52	Director
Alexander Hitzinger	51	Director
Kobi Marenko	50	Chief Executive Officer and Director (co-founder)
Noam Arkind, PhD	36	Chief Technology Officer and Director (co-founder)
Karine Pinto-Flomenboim	45	Chief Financial Officer
Ram Machness	50	Chief Business Officer
Shlomit Hacohen	50	Chief Marketing Officer
Gonen Barkan	50	Chief Radar Officer
Shay Naeh	53	Vice President Operations

Directors

Yair Shamir, Chairman of the Board

Mr. Shamir was appointed as a director on December 9, 2019, and he has served as Chairman of the Board since December 16, 2021. Mr. Shamir is co-founding and managing partner of Catalyst Investments. Mr. Shamir was elected as a member of the 19th Knesset (Israeli Parliament) and served as Minister of Agriculture and Rural Development for the Government of Israel from 2013 until 2015. Mr. Shamir serves as chairman of the Shalem College, a research and educational institute in Jerusalem. Mr. Shamir has formerly served as chairman of the National Road Safety Authority and of four government companies: Metropolitan Mass Transit System (NTA), Israel Aerospace Industries (IAI), EL-AL Israel Airways and the National Roads Company.  Mr. Shamir has served as a member of numerous company boards within Catalyst’s investment portfolio. From 2003 to-2007, Mr. Shamir was the Chairman of Shamir Optical Industry Ltd (NASDAQ: SHMR). From 1997-2006, Mr. Shamir served as the CEO and Chairman of VCON Telecommunications Ltd. From 2005-2013, he served as a board member of DSP Group Corporation (NASDAQ: DSPG). Mr. Shamir was the CEO of Elite Food Industries, Ltd between the years of 1994 and 1995. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund L.P. Prior to this he was Executive VP of Scitex Corporation and General Manager of Scitex Israel from 1988 until 1993. Mr. Shamir was the Chairman of Gvahim from 2006 to 2013. He was also a Board Member of Mikveh Israel from 2010 until 2013. Mr. Shamir was also a member of the Board of Governors of the Technion University and sat on the executive committee of the Beer Sheva University from 1990 until 2013. Mr. Shamir served in the Israeli Air Force as a pilot and engineer from 1965-1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Israeli Air Force. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.

Ehud Levy, Director

Mr. Levy was appointed as a director on March 29, 2016. Mr. Levy is the Managing General Partner of Canaan Partners Israel, and a Venture Partner with Lenovo Capital heading its investment opportunities in Israel. Mr. Levy is also an active private investor in tech companies operating as a partner with a leading investment team, Kaedan Capital. Prior to these activities, Mr. Levy was a Managing Partner at Vertex VC for seven years. Among other successful investments, Mr. Levy identified Waze as a bright star from the start, leading the first investment round in the company and serving on its board of directors until its acquisition by Google for over $1 billion. Previously, Mr. Levy co-founded and served as Chairman and CEO of Ki-Bi Mobile Technologies, a mass-market device specialist for mobile content distribution and led the business from concept to commercial success, an IPO in London and eventual acquisition. Earlier, Mr. Levy served as COO and CFO of Telegate, a telecommunications company, where he was responsible for a restructuring plan leading to the successful acquisition of the company for over US$400 million. Prior to Telegate, Mr. Levy was an investment banker in New York and Tel Aviv, served on the board of directors of several technology companies. Mr. Levy holds a BSc in Computer Engineering (with honors) from the Technion in Israel, and an MBA from Columbia Business School, New York.

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

E. Scott Crist, Director

Mr. Crist was appointed as a director on October 7, 2021, upon closing of the Merger. Mr. Crist is managing partner for Texas Ventures as well as CEO of Osperity, a leader in AI-driven computer vision for the industrial sector. Mr. Crist is also the CEO of Industrial Tech Acquisitions II, Inc., special purpose acquisitions company.  Mr. Crist has an extensive background as an entrepreneur and venture capitalist and was the former CEO of Infrastructure Networks and founder/CEO of Telscape International (NASDAQ), a telecommunications company focused on certain emerging markets around the world. Prior to that, he served as President and CEO for Matrix Telecom, which Inc. Magazine once ranked 7th on its list of the 500 fastest growing private companies in the US. Previously, Mr. Crist worked for Trammell Crow Group, IBM and Booz-Allen Hamilton. Mr. Crist has a Master of Business Administration from the Kellogg School at Northwestern University and a Bachelor of Science in Electrical Engineering from NC State University. Mr. Crist is also an Entrepreneur of the Year recipient from NASDAQ/Ernst & Young. In addition, Mr. Crist is chairman of the VA-Gov Housing fund, the nation’s largest lender for the Veteran Administration’s Homeless Shelter Program.

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

Alexander Hitzinger, Director

Mr. Hitzinger led the self- driving development, was a member of the management board of Volkswagen Commercial Vehicles from January 2019 to June 2020 and from June 2020 to February 2022 served as chief executive officer of Artemis GmbH, where he was the chief architect of the revolutionary vehicle concept for next generation autonomous mobility for their flagship-product Audi Landjet. Prior to his role at VW Group, from April 2016 to January 2019, Mr. Hitzinger held the position of head of product design for autonomous transportation at Apple, where he was responsible for building and leading the automotive team at the company. He was also the technical director and chief engineer for the Porsche 919, which was the winner of 24 hours of Le Mans and the World Endurance Championship for three consecutive years. Mr. Hitzinger also serves as a Board Member and Advisor to multiple technology companies in the United States and Israel, such as Arbe Robotics, AEVA, Electra Vehicles, Tau Motors and Foretellix. Mr. Hitzinger holds a Bachelor in Mechanical Engineering and a Masters in Business Administration.

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

Ram Machness, Chief Business Officer

Mr. Machness has served as our Chief Business Officer since April 30, 2018. Mr. Machness has over 30 years of experience in embedded systems and the semiconductor industry. Prior to joining us from 2007 to 2018, Mr. Machness managed the business development, customer engagement and product marketing at TI (Nasdaq: TXN), a Global American based technology company that designs and manufactures semiconductors. Prior to this experience, from 2003-2007, Mr. Machness served in various consulting position in companies such DSP Group (Nasdaq: DSPG), a global leader in wireless communications and voice processing chipsets and algorithms for a wide range of smart-enabled devices, and Microsoft (Nasdaq: MSFT), A multinational technology corporation which produces computer software, consumer electronics, personal computers, and related services. His professional experience also includes roles in system engineering and R&D management. Mr. Machness holds a B.A in Computer Science from The Open University and an MBA Tel Aviv University.

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

6. B. Compensation

Required Approvals under the Israeli Companies Law

Under the Israeli Companies Law, terms of office and employment of office holders, are generally subject to the approval of the compensation committee (rather than the audit committee) and the board of directors, and must generally be consistent with the Company’s directors and executive officers’ compensation policy, mandated by the Israeli Companies Law (a “Compensation Policy”).

Directors

Under the Israeli Companies Law, the compensation of a public company’s directors requires the approval of its compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of its shareholders at a general meeting. If the compensation is inconsistent with the Company’s compensation policy, and the shareholder approval will require the Compensation Majority.

Executive Officers (Other than the Chief Executive Officer)

The Israeli Companies Law requires that the compensation of a public company’s executive officers (other than the chief executive officer) shall be approved by the compensation committee, and the subsequent approval of its board of directors. If such compensation arrangement is inconsistent with the company’s stated compensation policy, then a shareholder approval is also required, in a Compensation Majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief Executive Officer

Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by the compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, the approval of its shareholders at a general meeting, with a Compensation Majority, whether or not consistent with the Compensation Policy.

However, if the shareholders do not approve the compensation arrangement with the chief executive officer, then the compensation committee and board of directors may override the shareholders’ decision, based on detailed reasons for their decision.

Shareholder approval may not be required for the compensation terms of a candidate for the chief executive officer position (or a director nominee) for the period commencing on the appointment and until the upcoming shareholders meeting, if the board of directors and the compensation committee have approved such terms and have determined that the compensation arrangement is consistent with our Compensation Policy, and that the proposed compensation terms are generally under the same circumstances and are not materially different than the predecessor of such candidate.

In addition, in certain circumstances, the compensation committee may waive the need in shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position (or a director nominee who is not an executive director) if they determine that the compensation arrangement is consistent with the company’s Compensation Policy, that the chief executive officer (or the director nominee) did not have any affiliation or prior business relationship with the company or a controlling shareholder of the company, and that such engagement terms would be detrimental to the company’s ability to engage the chief executive officer candidate

Aggregate Compensation of Executive Officers and Directors

For the years ended December 31, 2022 and 2021, we paid an aggregate of $4.53 million and $2.36 million, respectively, in cash and benefits in-kind, including equity compensation, to or accrued on behalf of all of our directors and members of Senior Management for their services in all capacities during 2022 and 2021. These amounts include set aside or accruals for pension, severance, retirement or similar benefits or expenses, in the amounts of approximately $411,000 and $557,000, for the years ended December 31, 2022 and 2021, respectively, but does not include reimbursement of business travel, relocation, professional and business association dues and expenses, and other benefit costs commonly reimbursed or paid by companies in Israel which are not treated as compensation. In addition, we incurred $2,244,000 and $387,000 of share-based compensation expense related to equity awards made by us to our Senior Management and directors for the years ended December 31, 2022 and 2021, respectively. The aggregate compensation for all or our directors and Senior Management includes $ 1,052 and $1,063 for individuals who served in such capacities during those years but are no longer employed by us.

As of December 31, 2022, (i) options to purchase 2,314,127 ordinary shares, and (ii) 204,907 restricted stock units granted to our current Senior Management and directors were outstanding under our equity incentive plans at a weighted-average exercise price of $5.66 per share.

Equity-based compensation granted to Senior Management generally vests over a period of four years, commencing one year after the date of grant, with quarterly vesting thereafter. For directors, equity-based compensation generally vests over a period of three years with a quarterly vesting.

Individual Compensation of Covered Executives

The table below sets forth the compensation paid to our five most highly compensated senior ‘office holders’ (as defined by the Israeli Companies Law) during or with respect to the year ended December 31, 2022, and as recorded in the financial statements for such period. We refer to those five individuals for whom disclosure is provided herein as our “Covered Executives.”

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

Summary Compensation Table:

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Salary(3)	Bonus(4)	Equity-Based Compensation(5)	All Other Compensation(6)	Total
Kobi Marenko, Chief Executive Officer	312,211	11,367	166,965	23,444	513,987
Noam Arkind PhD, Chief Technology Officer	370,005	11,367	166,877	16,012	564,261
Ram Machness, Chief Business Officer	274,319	60,000	321,307	12,000	667,626
Karine Pinto-Flomenboim, Chief Financial Officer	228,478	14,209	303,824	3,126	549,637
Gonen Barkan, Chief Radar Officer	204,253	16,198	236,263	13,424	470,138

(1)	All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2022, plus compensation paid to such Covered Executives in 2023 in respect of services provided during 2022.

(2)	All Covered Executive listed in the table are full-time employees.

(3)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(4)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the bonus plans and approvals set forth in the respective resolutions of our compensation committee and the board of directors. The bonuses for 2022 have not been paid or have been partially paid. The bonuses for Mr. Marenko and Mr. Arkind are subject to shareholder approval.

(5)	Amounts reported in this column represent the expense reflected in our consolidated financial statements for the year ended December 31, 2022 with respect to equity-based compensation. See paragraph D of Note 13 of Notes to Consolidated Financial Statements, which are included in this annual report.

(6)	Amounts included in this column represent mainly leased vehicles and other incidental monetary benefits.

Non-Employee Director Remuneration

Consistent with our Compensation Policy for directors and officers, our Compensation Committee, Board and, when required, the shareholders, have approved an annual compensation of $100,000 plus applicable value added tax for three of our non-employee directors who were appointed as industry experts for their service as board members.

In addition, we have also granted to those non-employee directors equity-based compensation that vest over a period of three years with a quarterly vesting, with a term of ten years (subject to early expiration in the event of termination of services and as further described in our 2021 Plan) as follows: (i) Dr. Boaz Schwartz was granted options to purchase 81,589 ordinary shares, at an exercise price of $8.00 per share which will be fully vested on October 2024; Mr. Thilo Koslowski was granted options to purchase 80,000 ordinary shares, at an exercise price of $8.00 per share which will be fully vested on March 2025; and (iii) Alexander Hitzinger, was granted options to purchase 80,000 ordinary shares, at an exercise price of $6.04 per share which will be fully vested on May 2025.

We also reimburse our non-Israeli directors for expenses arising from travels in cases they will be required to attend to meetings in Israel.

In connection with current and future non-employee directors who were not appointed as industry experts, the Compensation Committee, the Board and the annual general meeting of shareholders have approved their remuneration so that each such director will be eligible to an annual fee of $30,000 plus applicable value added tax.

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

Equity Incentive Plans

2016 Incentive Share Option Plan

Our 2016 Incentive Share Option Plan (the “2016 Plan”) was adopted by our board of directors on September 25, 2016. The 2016 Plan provides for the grant of options to our employees, directors, Office Holders, service providers and consultants.

Authorized Shares. As of December 31, 2022, there were 3,168,981 ordinary shares subject to options under the 2016 plan and 255,209 ordinary shares reserved and available for issuance under the 2016 Plan. The 2016 Plan provides that ordinary shares subject to options granted under the 2016 Plan that expire or become un-exercisable without having been exercised will become available again for future grant under the 2021 Plan.

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

2021 Equity Incentive Plan

On October 7, 2021, we adopted the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. The maximum number of shares that may be issued pursuant to the 2021 Plan is the sum of (a) 4,079,427 ordinary shares plus (and without the need to further amend the Plan) (b) on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of Shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. In addition, any remaining ordinary shares reserved and available for issuance under the 2016 Plan can be issued pursuant to the 2021 Plan. As of December 31, 2022, there were 5,488,273 ordinary shares subject to options under the 2021 plan and 1,168,414 ordinary shares reserved and available for issuance under the 2016 Plan. Following the enlargement of the reserved and available option pool on January 1, 2023, there were total of 3,223,623 ordinary shares reserved and available for issuance under the 2021 Plan.

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

Termination of Employment. In the event of termination of a grantee’s employment or service with us or any of our affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Compensation Committee . After such period, all such unexercised awards will terminate and the shares covered by such awards will again be available for issuance under the 2021 Plan.

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

C. Board Practices

Terms of Directors and Officers

According to our Restated Articles, our directors are generally appointed by our shareholders. Our board is classified into three classes as follows:

●	Class I directors, who serve until the annual general meeting to be held in 2025. Mr. Ehud Levy, Dr. Noam Arkind and Mr. Alexander Hitzinger are our Class I directors.

●	Class II directors, who serve until the annual general meeting in 2023. Mor Assia, Dr. Boaz Schwartz and Thilo Koslowski are our Class II directors.

●	Class III directors, who serve until the annual general meeting in 2024. Yair Shamir, Kobi Marenko and Scott Crist are our Class III directors.

At each annual general meeting, the shareholders will vote for the election of the directors of the class whose term expires at such annual general meeting, and such directors shall be elected to hold office until the third annual general meeting next succeeding his/her election and until his/her respective successor shall have been elected and qualified until such earlier time as such director’s office is vacated.

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

Including the Compensation Policy in accordance with requirements of the Israeli Companies Law

The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers The Compensation Committee will also be responsible for the following pursuant to the Israeli Companies Law:

●	recommending to the board of directors with respect to the approval of the compensation policy for “Office Holders” (a term used under the Israeli Companies Law, which essentially means directors and executive officers, and also includes some officers who are not listed as Senior Management);

●	Generally, once every three years, reviewing and approving any extensions to the compensation policy;

●	reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

●	resolving whether or not to approve arrangements with respect to the terms of office and employment of Office Holders; and

●	exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with our chief executive officer.

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

Diversity

The Nasdaq rules provide that each company listed on Nasdaq must have or explain why it does not have at least two members of its board of directors including (i) at least one diverse director who self identifies as female and (ii) at least one diverse director who self-identifies as an underrepresented minority or LGBTQ+. For foreign issuers “diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the company’s principal executive offices. For a smaller reporting company, the second diverse director can be female, LGBTQ+ or an underrepresented minority. We will be required to have two female directors or provide an explanation why we do not by December 31,2026.

In addition, Nasdaq rules require us to provide a board diversity matrix in the from provided by Nasdaq, which we provide on our website.

Under Israeli law, if, at the time of a director is appointed all members of the board are of the same gender, then the appointed director must be of the other gender. Since we have a female member of our board, we satisfy the diversity requirement under Israeli law.

Chairperson of the Board

Our Articles provide that the chairperson of the board is appointed by the members of the board of directors and serves as chairperson of the board throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, if the chief executive officer (or any relative thereof, or subordinate employee) will be nominated to serve as the chairperson of the board of directors, and the chairperson it will be subject to a shareholder approval in a special disinterested majority vote.

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Ehud Levy, Mor Assia, Dr. Boaz Schwartz, Yair Shamir, Thilo Koslowski, Alexander Hitzinger and Scott Crist are “independent directors” as defined by Nasdaq.

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

D. Employees

As of December 31, 2022, we had 141 employees and consultants, of which three individuals provide services to us through contractors, 137 of our workforce were based in Israel, one in the United States, one in China and two in Germany. The following table sets forth a breakdown of our global workforce by category of activity as of December 31, 2022 and 2021:

	As of December 31,
Category of Activity	2022	2021
Research and development & operations	114	97
Sales and marketing	13	7
General & Administrative	14	14
Total	136	118

Our global workforce increased by 23 employees from December 31, 2021 to December 31, 2022. This increase was primarily attributed to increase in the research and development department, and, to a lesser extent, in sales and marketing. As of March 1, 2023, our global workforce decreased to 127 employees as we seek to streamline our operation and to support our next steps of productization, customer support, and enhancing our in-house staff. We anticipate, as we progress towards full production and ramp-up, to expand our staff as we seek to stay lean and focus on supporting our customers and maintaining our growth.

None of our employees are represented by a labor union, and we consider our employee relations to be good. To date, we have not experienced any work stoppages.

E. Share Ownership.

Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information regarding the beneficial ownership of ordinary shares on March1, 2023, by

●	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

●	each of our directors, chief executive officer, chief financial officer and other members of Senior Management; and

●	all of our Senior Management and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 1, 2023 through the exercise of any option, warrant, convertible security or other right. As of March 1, 2023, there were 64,848,021 ordinary shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Kobi Marenko(2)	3,852,037	5.93%
Noam Arkind(3)	2,949,153	4.54%
Karine Pinto-Flomenboim(4)	56,187	*
Ehud Levy(5)	9,036,429	13.93%
Yair Shamir(6)	4,602,980	7.1%
Mor Assia(7)	6,431,762	9.92%
Boaz Schwartz(8)	211,209	*
E. Scott Crist(9)	3,601,723	5.36%
Thilo Koslowski(10)	26,666	*
Alexander Hitzinger(10)	20,000	*
All directors and Senior Management as a group	31,440,969	46.14%

Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(11)	9,036,429	13.93%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(12)	6,431,762	9.92%
CEL Catalyst Mobility Ltd.(13)	4,602,980	7.1%
M&G Investment Management Limited(14)	3,719,379	5.74%

*	Less than 1%

(1)	Unless otherwise noted, the address for each named beneficial owner is c/o Arbe Robotics Ltd., HaHashmonaim St. 107, Tel Aviv-Yafo, Israel.

(2)	Consists of 2,849,482 ordinary shares held directly by Mr. Marenko, 100,041 ordinary shares subject to options and 902,514 ordinary shares held by Inter, which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)	Consists of 2,849,482 ordinary shares held directly by Mr. Arkind and 99,671 ordinary shares subject to options.

(4)	Consists of ordinary shares subject to options and RSU.

(5)	Consists of ordinary shares identified in footnote (11) below. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Canaan Partners except to the extent of his pecuniary interest therein.

(6)	Consist of ordinary shares identified in footnote (13) below. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the reported shares except to the extent of any pecuniary interest such member may have therein, directly or indirectly.

(7)	Consist of ordinary shares identified in footnote (12) below. Ms. Assia is affiliated with iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment and may be deemed to have beneficial ownership with respect to these shares. Ms. Assia disclaims beneficial interest in the shares owned by iAngels except to the extent of her pecuniary interest therein.

(8)	Consist of: (i) 170,414 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary, and (ii) 40,795 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(9)	Percentage as adjusted includes (i) 958,692 ordinary shares issued pursuant to the Merger to Industrial Tech Partners, LLC, the sponsor of ITAC (the “Sponsor”) in respect of ITAC Class B Common Stock owned by the Sponsor, (ii) 340,000 ordinary shares issued pursuant to the PIPE Subscription Agreement by Texas Ventures, and (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants held by the Sponsor.

(10)	Consist of ordinary shares subject to options.

(11)	Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St. Tel Aviv, Israel.

(12)	Represent shares held by of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Mrs. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rotschild St., Tel Aviv, Israel.

(13)	CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Haarbaa St., Tel Aviv. 6473925 Israel.

(14)	Carl Vine, as fund manager, has the right to vote and dispose of shares owned by M&G Investment Management Limited. The address of M&G is 10 Fenchurch Avenue, EC3M 5AG, London UK.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Section E, “Share Ownership,” under Item 6 for information as to our major shareholders.

B.	Related Party Transactions

This section refers to related-party transactions with respect to our directors and executive officers, which are unusual and not in the ordinary course of business of the Company, and does not include compensation of Senior Management, which is already disclosed above in Item 6.B. Compensation.

1.	Kobi Marenko, our CEO, has a non-controlling interest in Taya Ventures L.P, which is one of our investors.

3.	Inter - Development of Content in Internet Company Ltd., a company owned by Kobi Marenko, purchased 50,167 ordinary shares in the PIPE offering for $501,670.

4.	In December 2022 our board of directors approved to undertake to indemnify Mr. Marenko to cover any guarantees and personal undertakings he may be providing on our behalf and for our benefit, with respect to contractual obligations provided by us to third parties, such as landlords and lessors, limited to the face value of the such guarantee, based on the indemnity terms provided to all executive officers of the Company.

5.	We and certain investor shareholders (the “Investor Shareholders”) are parties to the third amended and restated investor rights agreement, as amended, which grants the Investor Shareholders certain registration rights with respect to their ordinary shares, which agreement includes standard covenants and indemnification provisions. In the event that we wish to provide additional registration rights, we may be required to obtain the approval of the holders of majority of the ordinary shares held by the Investor Shareholders for as long they, as a group, continue to hold such majority upon completion of a Merger. Such approval is not required if the proposed transaction is approved by the majority of our independent directors (currently, the majority of our board of directors). This investor rights agreement will continue and survive for a period of five years after the closing of the Merger, or earlier upon the consummation of any consolidation or merger of the Company with or into a third party as described under the agreement.

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

A. Offer and Listing Details

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

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares and warrants are currently traded on the Nasdaq Capital Market.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issuer

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

Authorized Capital

The authorized share capital consists of 130,000,000 ordinary shares, par value NIS 0.000216. As of March 1, 2022, we had 64,848,021 ordinary shares outstanding.

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

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon . Arbe can effect a share distribution or share dividend with board approval. A stock split (as well as other changes to our authorized capital, including an increase to the authorized capital) requires shareholder approval , consisting of the majority of the shareholders present with the required quorum. Modification or abrogation of the rights of any class of shares by the Company requires a shareholder approval of all shares acting as one class, without any required separate resolution of any class of shares.

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

Our directors are divided into three classes, with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years, until the third annual general meeting following such election or re-election or generally, until they are removed by a vote of a majority of the voting power of the shareholders represented at the general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power of the shareholders present and voting. The term of office of each class directors currently serving on our board shall expire at the annual general meeting for 2025 for Class I directors, 2023 for Class II directors and 2024 for Class III directors. Any change in our Restated Articles to amend the provisions relating to a classified board requires the approval of the holders of 60% of the ordinary shares outstanding on the applicable record date.

Under our Restated Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be legally incompetent; resigns such office by notice in writing given to the Company; is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders, or otherwise as provided in the Israeli Companies Law.

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

Under our Restated Articles, the board of directors must consist of not less than three but no more than nine directors, including “external directors” if appointed (as defined by the Israeli Companies Law). We presently have nine directors. We have opted out of the external director regime, and we maintain the current regime, which is based on our board or directors consisting of a majority of independent directors, using the Nasdaq definition of independent director. For further information, see “Item 6 – Management.”

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

Pursuant to the Israeli Companies Law, dividends may be distributed only out of earnings or earnings generated over the two years preceding the distribution, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, we would only be permitted to distribute a dividend if the board of directors and the court, if applicable, determines that there is no reasonable concern that distribution of the dividend will prevent us from being able to meet its existing and foreseeable obligations as they become due .

In the event of liquidation, after satisfaction of liabilities to our creditors, our assets will be distributed to the holders of the ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to holders of a class of shares with preferential rights which may be authorized in the future.

Shareholder Meetings

Under Israeli Companies law, we are required to hold an annual general meeting of our shareholders once every calendar year (an “annual meeting”) and no later than 15 months after the date of the previous annual general meeting . All meetings other than the annual general meeting of shareholders are referred to in our Restated Articles as special meetings (“special meetings,” and, together with the annual meeting, “general meetings”).

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

Subject to the provisions of the Israeli Companies Law and regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and forty days prior to the date of the meeting. Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

The Israeli Companies Law and regulations promulgated thereunder require that a notice of any annual general meeting or special meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with Office Holders or interested or related parties, an approval of a merger, approval of compensation policy or approval of compromise or settlement between the company to its creditors or shareholders, notice must be provided at least 35 days prior to the meeting. Under the Israeli Companies Law and our Restated Articles, shareholders are permitted to take action by way of written consent in lieu of a meeting.

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

Voting Requirements

Our Restated Articles provide that all shareholder resolutions require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our Restated Articles .

Shareholders may vote the number of voting shares that they own on the record date for the applicable general meeting, and voting may be in person or by proxy.

Our Restated Articles also provide that the removal of any director from office requires a vote of a majority of the votes cast at a general meeting as long as a quorum is present. Any amendment of the provisions relating to our classified board requires the vote of 60% of the total voting power of the shareholders. A resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, pursuant to Section 350 of the Israeli Companies Law requires the approval of holders of at least 75% of the voting rights represented at the meeting and voting on the resolution provided that a quorum is present.

Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder; (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) or (iii) the approval of certain compensation-related matters of officers and directors – generally require a special disinterested majority approval.

With respect to required approvals with respect to compensation-related matters see also under “Item 6.B Board Practices — Committees of the Board of Directors — Compensation Committee” and “— Compensation Policy under the Israeli Companies Law.”

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an Office Holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. Under the Israeli Companies Law, a ‘personal interest’ includes an interest of any person in an act or transaction of a company, but excluding a personal interest arising solely from holding shares in the company, but including the personal interest (i) of his/her immediate family, spouses, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, or; (ii) of an entity in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. In addition, under the Israeli Companies Law, in case of a person voting by proxy for another person, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

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

If an Office Holder has a personal interest in any transaction (i) that is not in the ordinary course of business, (ii) not on market terms or (iii) that is likely to have a material impact on the company’s profitability, assets or liabilities (each, an ‘extraordinary transaction’), then an approval is first required by the company’s audit committee and subsequently by the board of directors.

A director and any other Office Holder who has a personal interest in a transaction which is being considered by the board of directors or the audit committee, may not be present at such a meeting or vote on that matter. However, if a majority of the directors (whether of the audit committee or of the board of directors) have a personal interest in the matter, then it is allowed to those directors to participate in such meeting, to deliberate and to vote. Provided however, that, a shareholder approval is also required to approve such transaction.

Certain disclosures and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for the purpose of computing such threshold.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Item 6 — Compensation of Directors and Executive Officers.”

Access to Corporate Records

Under the Israeli Companies Law, all shareholders generally have the right to review minutes of the general meetings, the shareholders register, the material shareholders register (which, according to the Israeli Companies Law, is a register of holders of 5% or more of a company’s voting shares), the articles of association, the financial statements, and any document that a company is required by law to file publicly with the Israeli Companies Registrar and other documents as provided in the Israeli Companies Law. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair the interests of the company .

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

Required Approvals. Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors and the CEO, also by the general meeting of the shareholders. Under certain circumstances set forth in the Israel Companies Law, shareholder approval may be exempted, subject to our meeting the conditions provided thereunder.

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

In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

There is no pending litigation or proceeding against any of our Office Holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any Office Holder.

Exclusive Jurisdiction of Certain Actions

Our Restated Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Since the Securities Act provide for both federal and state court jurisdiction, courts in the United States may not enforce the exclusive jurisdiction provisions to the extent that they are deemed to preclude state court jurisdiction for claims arising under the Securities Act.

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

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who do not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law . A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

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

D. Exchange Controls

Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld. Non-residents of Israel may freely hold and trade our securities. Neither our Restated Article nor Israeli laws restrict in any way the ownership or voting of ordinary shares by non-residents, except those restrictions that may exist with respect to citizens of countries which are in a state of war with Israel.

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

An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined under section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022 plus 3% Surtax).

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on their annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022. This amount is linked to the annual change in the Israeli consumer price index.

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

Based on the current and anticipated composition of our income, assets and operations and its subsidiaries, there is a substantial risk that we will be a PFIC for U.S. federal income tax purposes for 2022, and we may be a PFIC for U.S. federal income tax purposes for future taxable years.

Nevertheless, whether we are treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2022 or for any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for 2022 or future taxable years.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ordinary shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for ordinary shares.

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

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates, foreign exchange rates and inflation and supply line factors. The effect of inflation and supply line factors and interest rates are described in Item 5. Operating and Financial Review and Prospects.

Interest Rate Risk

As of December 31, 2022, we had cash and cash equivalents worth of $54.2 million, which consisted of funds held in interest-bearing checking accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of Bank of Israel and the United States Fed Funds rate, affects bank interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on its financial position or results of operations.

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

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, which reflects an assumption and amendment to the warrant agreement between Continental Stock Transfer & Trust Company and ITAC and provides that we assume the obligations of ITAC under the warrant agreement. You should review a copy of the warrant assumption and amendment agreement, which is filed as an exhibit to this annual report, for a complete description of the terms and conditions applicable to our warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then outstanding public warrants to make any change in the warrants.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022 Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm for 2022 and 2021. Following are Somekh Chaikin’s fees for 2022 and 2021

	Year Ended December 31,
	2022	2021

Audit fees (1)	$200,95	$145,000
Tax fees (2)	12,500	220,000
Total	213,450	365,000

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2022 and 2021, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards. Audit fees for 2022 also include services in connection with our F-3 and 20-F filings with the SEC.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions. Tax fees for 2021 also tax compliance services related to the merger with ITAC.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves a maximum amount for certain potential services and approval is provided prior to any service performed by the independent accountant. Prior to any engagement of the independent accountant by the Company or its subsidiaries to render audit or non-audit services, a detailed description of the particular service to be performed as well as the fee structure are pre-approved by the Company’s audit committee.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arbe (1)
2.1	Description of Securities(5)
4.1	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(3)
4.2	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(1)
4.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(3)
4.4	Founder Lock-Up Letter Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and Industrial Tech Partners, LLC.(3)
4.5	First Amendment to Registration Rights Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and Industrial Tech Partners, LLC.(3)
4.6	Form of Subscription Agreement, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the subscriber party thereto.(3)
4.7*	2016 Incentive Share Option Plan of Arbe(3)
4.8*	2021 Share Incentive Plan of Arbe(4)
4.9	Form of Director and Officer Indemnification Agreement for Arbe(3)
4.10	Compensation Policy of Arbe for Officers and Directors(3)
4.11	Third Amended and Restated Investor Rights Agreement(4)
8.1	List of Subsidiaries of Arbe(3)
11.1	Code of Ethics of Arbe(5)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
13.1	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer(2)
19.1	Insider trading policy(2)
23.1	Consent of Somekh Chaikin Member Firm of KPMG International(2)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Indicates a management contract or compensation plan.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on October 27, 2021, and incorporated herein by reference.

(2)	Filed herewith.

(3)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-257250, filed by the Company with the SEC, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.

(5)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 31, 2022, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 22, 2023	ARBE ROBOTICS LTD

	By:	/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer

ARBE ROBOTICS LTD. AND SUBSIDIARIES

- - - - - -- - - - - - - - - - - - - - - - -

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Arbe Robotics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arbe Robotics Ltd. and its subsidiaries, (hereinafter: “the Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in redeemable convertible preferred shares and shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021

Tel Aviv, Israel

March 21, 2023

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$54,171	$100,811
Restricted cash	144	125
Short term bank deposits	400	-
Trade receivable	2,202	187
Prepaid expenses and other receivables	1,839	3,058

Total current assets	58,756	104,181

NON-CURRENT ASSETS:

Operating lease right-of-use assets	465	-
Property and equipment, net	1,609	1,165

Total non-current assets	2,074	1,165

Total assets	$60,830	$105,346

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022		2021
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loan	$-		$4,916
Trade payables	1,244		2,005
Operating lease liabilities	364		-
Employees and payroll accruals	2,861		3,095
Deferred revenue	351		726
Accrued expenses and other payables	5,609		4,725

Total current liabilities	10,429		15,467

LONG-TERM LIABILITIES:
Operating lease liabilities	17		-
Warrant liabilities	1,631		10,056

Total long-term liabilities	1,648		10,056

SHAREHOLDERS’ EQUITY:
Ordinary Shares, NIS 0.000216 par value; 130,000,000 and 130,000,000 authorized shares; 64,160,890 and 63,016,856 outstanding shares at December 31, 2022 and 2021, respectively	*	)	*	)
Additional paid-in capital	208,893		199,469
Accumulated deficit	(160,140)		(119,646)

Total shareholders’ equity	48,753		79,823

Total liabilities and shareholders’ equity	$60,830		$105,346

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020

Revenues	$3,517	$2,249	$332
Costs of revenues	1,283	1,440	340

Gross profit (loss)	2,234	809	(8)

Operating expenses:
Research and development, net	36,731	28,564	12,794
Sales and marketing	4,621	1,814	1,063
General and administrative	8,613	3,709	1,093

Total operating expenses	49,965	34,087	14,950

Operating loss	(47,731)	(33,278)	(14,958)

Financial expense (income), net	(7,237)	24,814	667

Net loss	$(40,494)	$(58,092)	$(15,625)

Basic loss per share attributable to Ordinary Shareholders	$(0.64)	$(2.64)	$(1.70)

Weighted-average number of shares used in computing basic loss per share attributable to Ordinary Shareholders *	68,489,983	22,027,292	9,205,169

Diluted loss per share attributable to Ordinary Shareholders	$(0.80)	$(2.64)	$(1.70)
Weighted-average number of shares used in computing diluted loss per share attributable to Ordinary Shareholders *	60,960,641	22,027,292	9,205,169

*	Prior period share and per share information has been retroactively adjusted to reflect the 1:46.25783 stock split and the changes in par value from NIS 0.01 to NIS 0.000216 pursuant a recapitalization effected on October 7, 2021. See Note 1(d).

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Redeemable convertible preferred Shares													Ordinary			Additional		Total Shareholders’
	Seed		Series A		Series A-1		Series B		Series B-1		Series B-2		Total	Shares			paid-in	Accumulated	equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount		capital	deficit	(deficiency)

Balance at December 31, 2019*	5,540,254	$650	7,780,937	9,394	5,460,043	2,500	10,468,517	$30,982	4,144,887	$10,447	-	-	53,973	9,046,274	*	)	876	(45,929)	(45,053)
Issuance of redeemable convertible preferred shares	-	-	-	-	-	-	394,626	1,177	-	-	-	-	1,177	-	-		-	-	-
Exercise and conversion of warrants	-	-	-	-	-	-	-	-	-	-	71,977	290	290	-	-		-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		439	-	439
Stock-based compensation to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		52	-	52
Exercise of options	-	-	-	-	-	-	-	-	-	-	-	-	-	226,154	*	)	30	-	30
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	(15,625)	(15,625)

Balance at December 31, 2020*	5,540,254	650	7,780,937	9,394	5,460,043	2,500	10,863,143	32,159	4,144,887	10,447	71,977	290	55,440	9,272,428	*	)	1,397	(61,554)	(60,157)

Exercise of warrants	-	-	-	-	-	-	-	-	-	-	1,194,886	8,027	8,027	-	-		-	-
Conversion of preferred shares into ordinary shares	(5,540,254)	(650)	(7,780,937)	(9,394)	(5,460,043)	(2,500)	(10,863,143)	(32,159)	(4,144,887)	(10,447)	(1,266,863)	(8,317)	(63,467)	35,056,127	*	)	63,467	-	63,467
Conversion of convertible loan to ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	3,205,020	*	)	30,844	-	30,844
Issuance of ordinary shares, net of issuance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	13,866,887	*	)	91,990	-	91,990
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	872,614	*	)	9,222	-	9,222
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-			2,211	-	2,211
Stock-based compensation to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		115	-	115
Exercise of options	-	-	-	-	-	-	-		-	-	-	-	-	743,780	*	)	223	-	223
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	(58,092)	(58,092)

Balance at December 31, 2021*	-	-	-	-	-	-	-	-	-	-	-	-	-	63,016,856	*	)	199,469	(119,646)	79,823
													-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		8,793	-	8,793
Stock-based compensation to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		354	-	354
Exercise of options and vested RSUs	-	-	-	-	-	-	-	-	-	-	-	-	-	1,144,034	*	)	277	-	277
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	(40,494)	(40,494)
Balance at December 31, 2022	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	64,160,890	*	)	$208,893	$(160,140)	$48,753

*)	Represents less than $1.
*	Prior period share information has been retroactively adjusted to reflect the 1:46.25783 stock split and the changes in par value from NIS 0.01 NIS to 0.000216 effected on October 7, 2021. See Note 1(d).

The accompanying notes are an integral part of the consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Cash flows from operating activities:
Net loss	$(40,494)	$(58,092)	$(15,625)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	481	342	228
Stock-based compensation	8,793	2,211	439
Stock-based compensation to service providers	354	115	52
Revaluation of warrants and accretion	(8,122)	6,599	1,106
Revaluation of convertible loan	-	17,866	-
Change in operating assets and liabilities:
Increase in trade receivable	(2,015)	(50)	(137)
Decrease (increase) in prepaid expenses and other receivables	1,219	(2,228)	(371)
Operating lease ROU assets and liabilities, net	(84)	-	-
Increase (decrease) in trade payables	(769)	458	(1,063)
Increase (decrease) in employees and payroll accruals	(234)	1,557	367
Increase (decrease) in deferred revenue	(375)	445	75
Increase (decrease) in accrued expenses and other payables	884	4,361	(356)

Net cash used in operating activities	(40,362)	(26,416)	(15,285)

Cash flows from investing activities:
Change in bank deposits	(400)	100	9,860
Purchase of property and equipment	(918)	(784)	(156)

Net cash provided by (used in) investing activities	(1,318)	(684)	9,704

Cash flows from financing activities:
Proceeds from short-term loan	-	4,715	-
Repayment of long-term loan	-	(2,639)	(1,585)
Proceeds from issuance of redeemable convertible preferred shares and warrants for the purchase of Series B-2 redeemable convertible preferred shares	-	-	1,190
Proceeds from recapitalization and PIPE offering, net of issuance costs	-	98,587	-
Repayment of short-term loan	(5,218)
Proceeds from exercise of warrants	-	12,859	256
Proceeds from exercise of options	277	223	30
Proceeds from convertible loan	-	11,337	1,641

Net cash provided by (used in) financing activities	(4,941)	125,082	1,532

Effect of exchange rate fluctuations on cash and cash equivalent	(1,189)	-	-
Increase (decrease) in cash, cash equivalents and restricted cash	(45,432)	97,982	(4,049)
Cash, cash equivalents and restricted cash at the beginning of the year	100,936	2,954	7,003

Cash, cash equivalents and restricted cash at the end of the year	$54,315	$100,936	$2,954

Supplemental non-cash disclosure:
Exercise of warrants into convertible preferred shares	-	$4,389	$85
Issuance of private warrants	-	$6,598	-
Conversion of convertible loan into ordinary shares upon the recapitalization	-	$30,844	-
Conversion of preferred shares into ordinary shares upon the recapitalization	-	$63,467	-
Purchase of property and equipment	$7	$340	-

*)	Represents less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:- General

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company, a provider of 4D imaging radar solutions, is leading a radar revolution, enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. Arbe is a tier 2 supplier, empowering automakers, Tier-1 suppliers, which are companies that supply parts or systems directly to OEMs, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing based on the Company’s proprietary chipset and paradigm-changing perception.

b.	On October 26, 2017, the Company established a Delaware subsidiary, Arbe Robotics US Inc. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

c.	On March 18, 2021, the Company entered into a business combination agreement (the “Merger Agreement”) with Industrial Tech Acquisitions Inc. (“ITAC”), a Delaware corporation that was a special purpose acquisition company (generally known as a SPAC), and whose business was to enter into a business combination agreement. In connection with the Merger Agreement, the Company established a wholly-owned Delaware subsidiary, Autobot MergerSub, Inc. (“Merger Sub”) which was merged into ITAC pursuant to the Merger Agreement. On October 7, 2021, the business combination was consummated, and Merger Sub merged with and into ITAC, with ITAC becoming a wholly-owned subsidiary of the Company, and the securityholders of ITAC becoming securityholders of the Company. In connection with the Merger, the name of ITAC was changed to Autobot HoldCo, Inc. In connection with the Merger, the Company’s ordinary shares and warrants became listed on the Nasdaq Capital Market under the symbols “ARBE” and “ARBEW”, respectively.

d.	In connection with the business combination with ITAC, and immediately prior to the closing under the Merger Agreement, the Company effected a recapitalization (the “Recapitalization”), which was approved by the Company’s directors and shareholders. As part of the Recapitalization, (i) all warrants (other than certain outstanding warrants) were exercised, (ii) all outstanding preferred shares, including preferred shares issued upon exercise of warrants, were converted into ordinary shares and (iii) the ordinary shares that were outstanding after the exercise and conversion pursuant to clauses (i) and (ii) became and were converted into a total of 48,268,611 ordinary shares. The Recapitalization resulted in a 46.25783-for-one stock split and a change in the par value of the ordinary shares from NIS 0.01 per share to NIS 0.000216 per share. The stock split was based on a valuation of the Ordinary Shares of $525,000 after the Recapitalization, with each Ordinary Share being valued at $10.00. As part of the Recapitalization, the number of Ordinary Shares issuable upon exercise of outstanding options and warrants will be multiplied by the foregoing conversion ratio, which reflects the stock split, and the exercise price of such options and warrants will be divided by the foregoing conversion ratio. Fractional shares are rounded to the closest integral number of Ordinary Shares, with a half-share being rounded to the next higher number of shares. As a result, all ordinary shares, preferred shares, options to purchase ordinary shares, warrants to purchase preferred shares, exercise price and net loss per share amounts in these financial statements were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect at the beginning of the period covered by these consolidated financial statements.

e.	The Company depends on one supplier for the development and production of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

f.	The novel coronavirus (“COVID-19”) pandemic created and may continue to create significant uncertainty in macroeconomic conditions, and the extent of the impact of the pandemic on the Company’s operational and financial performance will depend on various future developments, including the duration and spread of the COVID-19 outbreak and impact on the Company’s customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. Although the restrictions that had been imposed by governments have largely been reduced, if not eliminated, the People’s Republic of China (“PRC”) has maintained its zero-COVID policy, with resulting lockdowns and closures, until December 2022.

The Company believes that the long-term horizon of its business plans can mitigate the impact of the pandemic. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the Company in 2022. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods. The Company cannot predict the effect on its business with PRC customers of hospitalizations and deaths which may result from the change in the PRC’s government’s change from its zero COVID policy.

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

A subsidiary’s functional currency is the currency of the primary economic environment in which the subsidiary operates; normally, that is the currency of the environment in which a subsidiary primarily generates and expends cash. In making the determination of the appropriate functional currency for a subsidiary, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiary’s relationship

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

with both the parent company and other subsidiaries. The Company has determined the functional currency of its U.S. subsidiaries to be the U.S. Dollar.

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

Transactions in foreign currency are translated into dollars in accordance with the principles set forth in ASC Subtopic 830-20, Foreign Currency Transaction. Monetary assets and liabilities denominated in foreign currencies of the reporting date are translated to the functional currency at the closing rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currency are translated using the exchange rate at the date of the transaction. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations.

d.	Concentration of risk:

Most of the Company’s cash and cash equivalents, restricted cash and short-term deposits were deposited with Israeli banks and were comprised mainly of cash deposits and short-term deposits.

The Company’s trade receivables are derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

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

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

The carrying values of cash and cash equivalents, short-term deposits, restricted cash, trade receivables, other current assets, trade payables, employees and payroll accruals, accrued expenses and other current liabilities approximate their fair values due to the short-term maturities of these instruments.

The Company applies ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC No. 820”), with respect to fair value measurements of all financial assets and liabilities. In accordance with ASC No. 820, the Company measures its short-term deposits and warrant liability at fair value. Short-term deposits are classified within Level 1 because these assets are valued using quoted market prices. Fair value represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

As a result of the Merger, the Company (i) assumed a derivative warrant liability related to private placement warrants that had been issued by ITAC in connection with its initial public offering and were assumed by the Company pursuant to the Merger Agreement, and (ii) assumed an equity instrument related to public warrants that were issued as part of ITAC’s initial public offering and were assumed by the Company pursuant to the Merger Agreement. The fair value of the Company’s public warrants are measured based on the market price of such warrants and are considered a Level 1 fair value measurement. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and are considered a Level 3 fair value measurement.

The private warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. See Note 11.

h.	Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses inherent in its existing trade receivable. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. No allowance for doubtful accounts was recorded for the years presented.

i.	Property and equipment:

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Repairs and maintenance costs are expensed as incurred.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

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

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” a (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2022, 2021 and 2020, no impairment losses were identified.

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

Payments to the insurance companies in accordance with Section 14 release the Company from any future severance payments with respect to those employees. The obligation to make the monthly deposits is expensed as incurred. In addition, the aforementioned deposits are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $1,240, $826 and $466 for the years ended December 31, 2022, 2021 and 2020, respectively.

l.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, nonemployees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the Company’s statements of operations over the requisite service periods.

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

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares, which were outstanding through October 7, 2021, the date of the closing of the merger with ITAC pursuant to the Merger Agreement to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, equal to the higher of their original issue price pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares and that there are no preferences to any holders of any shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive. See Note 14.

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

The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time. See Note 4.

Nature of Products and Services

The Company derives its revenues mainly from sales of chipsets and prototype radar systems to be installed onto automotive vehicles and professional services. Revenue from chipsets and prototype radar systems is recognized at the point in time when the control of the goods is transferred to the customer, generally upon delivery, and the Company has no remaining performance obligations.

Right of Return

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore, the Company does not estimate returns and generally recognizes revenue at contract price upon product delivery.

Deferred Revenue

Deferred revenues, which represent a contract liability, where the Company has an obligation to transfer goods or services to the customer for which it received consideration from the customer.

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

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

s.	Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies.” A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2022 and 2021, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

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

u.	Leases:

On January 1, 2022, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) relating to the accounting treatment of lease obligations, using the modified retrospective. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward its historical lease classification prior to January 1, 2022. The Company also elected not to recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognizes the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Under Topic 842, the Company determines if an arrangement is a lease at inception. Right of use (ROU) assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers fixed and determinable payments at the time of commencement. As most of the Company leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The ROU asset is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

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

Total gross proceeds resulted from the Business Combination were approximately $118,288 out of which total transaction costs amounted to approximately $16,707. The total gross proceeds include the $100,000 from the sale of 10,000,000 Ordinary Shares to the PIPE investors at $10.00 per share.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography for the years ended December 31, 2022 and 2021, based on the billing address of the Company’s customers, consists of the following (in thousands):

	Year ended December 31,
	2022		2021
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
China	$1,476	42.0%	$702	31.2%
Sweden	1,276	36.3%	928	41.2%
Germany	284	8.1%	351	15.6%
Switzerland	197	5.6%	53	2.4%
USA	135	3.8%	63	2.8%
Italy	124	3.5%	-	-
Israel	25	0.7%	34	1.5%
Hong Kong	-	-	35	1.6%
Other	-	-	83	3.7%
Total revenue	$3,517	100%	$2,249	100%

The Company had revenue of $332 for the year ended December 31, 2020. In view of the level of revenue for 2020, geographical disaggregation is not applicable.

Out of the $726 deferred revenue balance as of December 31, 2021, $375 was recognized as revenue for the year ended December 31, 2022.

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

Contract liabilities presented as deferred revenue amounted to $351 and $726 as of December 31, 2022 and 2021, respectively.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and services revenue not yet performed. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $232, which the Company expects to recognize as revenue during 2023.

NOTE 5:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2022	2021

Government authorities	$280	$276
Deposits	85	75
Grants receivable	319	305
Prepaid expenses and other	1,155	2,402

	$1,839	$3,058

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 6:- Property and Equipment

	December 31,
	2022	2021
Cost:
Equipment	$2,350	$1,791
Leasehold improvement	438	242
Office furniture and equipment	128	97
Vehicles	139	-

	3,055	2,130

Accumulated depreciation	1,446	965

Property and equipment, net	$1,609	$1,165

Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $481, $342 and $228, respectively.

Note 7:- SHORT-TERM LOAN

On August 16, 2021, the Company and its wholly-owned U.S. subsidiary, Arbe Robotics US, Inc., entered into a debenture agreement with Scintilla Fund L.P. (“Scintilla”) pursuant to which the Company had the right to borrow up to $10,000.

In August 2021, the Company borrowed $5,000. The Company had the right to borrow an additional $5,000 within 90 days from the initial disbursement but did not exercise this right. The loan bore interest at 10% per annum and matured on July 1, 2022. The Company paid a $250 facility arrangement fee at the initial closing and was obligated to pay a fee equal to 4% of the amount borrowed when the loan is repaid. On June 30, 2022, the loan was paid and a fee of $ 200 was paid.

Note 8:- LEASES

The Company has five non-cancelable operating lease agreements for certain office spaces in Israel. The leases have original lease periods expiring through 2024, some of which may include options to extend the leases for up to one additional year. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured at lease commencement.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2022	2021
Cash payments and expenses related to operating leases	$(370)	$(245)
Operating lease right-of-use assets and liabilities, net	(84)	-

Maturities of lease liabilities as of December 31, 2022, were as follows:

2023	$366
2024	32
Total lease payments	398
Less imputed interest	17
Total lease liabilities	$381

Supplemental balance sheet information related to operating leases were as follows:

December 31,
2022
Operating lease right-of-use assets	$465
Current maturities of operating leases	$364
Long-term operating lease liabilities	$17
Weighted average remaining lease term (in years)	1.1
Weighted average discount rate	5.8%

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:- COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through December 31, 2022, the Company had obtained grants aggregating to $3,729 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products and in the absence of such sales, no payment is required.

Note 10:- CONVERTIBLE LOAN

During December 2020, the Company received $1,641 as part and on the account of an additional advance investment agreement in the amount of $12,978 (the “Advanced Amount”) which was entered into during the first quarter of 2021. The advance investment amount under all of the advance investment agreements was convertible into an equity investment in the Company upon the occurrence of certain events.

The advance investment agreements were presented as liabilities on the consolidated balance sheet at fair value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The liability is remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations.

As a result of the Merger and the recapitalization pursuant to the Merger Agreement (see Note 3), the Company’s obligations under the advance investment agreement was fully converted to ordinary shares and classified as equity. Upon recapitalization, the $30.84 million convertible loan was converted into 3,205,020 Ordinary Shares and the derivative liability was eliminated.

Note 11:- warrants liabilities

The Company issued in 2019 warrants to purchase a number of convertible Series B-1 convertible preferred shares, for an aggregate exercise price of $550. Following the Company became a public company, the warrants are convertible to the Company’s ordinary shares. The Company classified the warrants as freestanding and treated as liability pursuant to ASC 480 and remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations.

As a result of the Merger, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants assumed by the Company pursuant to the Company became public.

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and the convertible warrants (hereinafter: the warrants) and are considered a Level 3 fair value measurement. Black-Scholes option pricing model takes into consideration certain parameters in computation of the fair value of the warrants which the significant parameter is expected volatility. The Company computed a sensitivity analysis of the fair value to changes of the expected volatility. The volatility impact of +/-5% on the warrants’ fair value is approximately $360.

The warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. During 2022, 2021 and 2020, the Company recognized $(8,425), $3,083 and $235, respectively, with respects with those warrants as a finance expenses (income).

Note 12:- convertible preferred shares

In March 2020, the Company issued 394,626 shares of Series B convertible preferred shares and 36,775 Warrants to purchase Series B-2 preferred shares for total proceeds of $1,190.

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

Pursuant to the Merger Agreement and pursuant to shareholder approval (see Note 3) effective October 7, 2021, the Company affected the Recapitalization described in Note 1(d)

Pursuant to the Merger Agreement, the Company adopted its restated articles, pursuant to which the Company’s authorized capital consisted of 130,000,000 Ordinary Shares, with a par value of NIS 0.000216 per share, which reflect the Recapitalization.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 13:- SHARE BASED COMPENSATION

a.	General:

During 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) which provides the Company with the ability to grant its employees, directors and service providers options to purchase Ordinary Shares of the Company, at a purchase price as determined by the Board of Directors at the date of grant. Pursuant to the 2016 Plan, 3,384,454 shares of Ordinary shares were reserved for issuance under the 2016 Plan. Each option granted under the Plan expires no later than seven years from the date of grant or 60 days after termination of employment. The options generally vest over four years of employment. The vesting period of the share options is generally four years.

In August 2021, the Board of the Company approved and in September 2021 the shareholders approved, the Arbe Robotics Ltd. 2021 Equity Incentive Plan (the “2021 Plan”) which became effective on October 7, 2021. The 2021 Plan covers (a) 4,079,427 ordinary shares plus (b) and without the need to further amend the Plan on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031), a number of Shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. Upon the adoption of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, although previously granted options under the 2016 Plan will remain outstanding and governed by the 2016 Plan and awards available for grant under the 2016 Plan which had not been issued or which expired unexercised may be issued pursuant to the 2021 Plan. The vesting period of the share options is generally four years. Generally, under the terms of the Plans, unless determined otherwise, 25% of an award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.

b.	Share option and RSU’s plans:

A summary of the stock option activity under the Company’s equity plans during the years ended December 31, 2022, 2021 and 2020 is as follows:

	Outstanding share options	Weighted- average exercise price ($)	Weighted average remaining contractual life (years)	Aggregate intrinsic value ($ in thousands)
Options:

Outstanding as of December 31, 2019	3,555,804	0.652	5.024	109,779

Granted	932,835	1.199
Forfeited	(494,450)	1.042
Exercised	(226,155)	0.132

Outstanding as of December 31, 2020	3,768,034	0.767	4.626	119,146

Granted	1,966,916	7.250
Forfeited	(117,863)	0.972
Exercised	(155,750)	0.602

Outstanding as of December 31, 2021	5,461,337	3.102	5.363	16,713,971

Granted	1,630,142	6.833
Forfeited	(468,814)	5.557
Exercised	(570,451)	0.482

Outstanding as of December 31, 2022	6,052,214	4.166	5.570	7,761,705

Exercisable as of December 31, 2022	3,322,177	2.073	3.586	7,039,511

Options available for future grants	1,423,623

A summary of the Company’s RSUs activity during the years ended December 31, 2022 and 2021 is as follows:

Numbers of RSUs
RSUs:

Outstanding as of January 1, 2021	-

Granted	1,968,974
Forfeited	-
Vested	-

Outstanding as of December 31, 2021	1,968,974

Granted	1,619,898
Forfeited	(417,025)
Vested	(573,583)

Outstanding as of December 31, 2022	2,598,084

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 13:- SHARE BASED COMPENSATION (Cont.)

c.	Fair value factors:

The following table sets forth the parameters used in computation of the options compensation to employees and service providers:

	Year ended December 31
	2022	2021	2020

Expected term, in years	4.41-6.11	4.61-6.11	4.61
Expected volatility	47%-48%	42%-46%	42.02%-42.64%
Risk-free interest rate	1.74%-3.96%	0.49%-1.28%	0.24%-1.42%
Expected dividend yield	0%	0%	0%

Fair value:

Prior to the Company became a public entity, in determining the fair value for share options granted, the board of directors considered the fair value of the ordinary shares as of each grant date. The fair value of the ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, arm’s length sales of the Company’s capital stock, the effect of the rights and preferences of the Company’s preferred shareholders, and the prospects of a liquidity event, among others. Subsequent to the Company became a public entity, the fair value of the Ordinary Shares is the market price of the Ordinary Shares on the date of grant.

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

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

d.	The following table presents stock-based compensation expense to employees included in the Company’s consolidated statements of operations:

	Year ended December 31
	2022	2021	2020

Research and development	$5,726	$1,518	$320
Sales and marketing	1,403	217	65
General and administrative	1,537	419	46
Cost of revenues	127	57	8

Total stock-based compensation expense	$8,793	$2,211	$439

Share based compensation expenses are not deductible for income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the years ended December 31, 2022, 2021 and 2020.

e.	The Company adopted ASU 2018-07 and accordingly measured at the grant dates of each of the above stock-based compensation issued to service providers their fair value using Black and Scholes model, which requires inputs such as exercise price, estimated ordinary share price, expected dividend yield, estimated ordinary share price volatility and risk-free interest rate. During 2022, 2021 and 2020, the Company recognized the total fair value of the stock-based compensation of development related service providers in the amounts of $354, $115 and $52, respectively.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31
	2022	2021	2020
Basic
Numerator:
Net loss	$(40,494)	$(58,092)	$(15,625)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, basic	63,489,983	22,027,292	9,205,169
Loss per share attributable to ordinary shareholders, basic	$(0.64)	$(2.64)	$(1.70)

Diluted
Numerator:
Adjusted Net loss*	$(48,919)	$(58,092)	$(15,625)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, diluted	60,960,641	22,027,292	9,205,169
Loss per share attributable to ordinary shareholders, diluted*	$(0.80)	$(2.64)	$(1.70)

*	Loss per share attributable to ordinary shareholders, diluted, was adjusted and take into consideration warrants liabilities revaluations as part of our net loss for 2022

December 31, 2022

Net loss	(40,494)
Revaluation of warrants	(8,425)

Adjusted Net loss	(48,919)

The potential Ordinary Shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2022, 2021 and 2020 because including them would have been anti-dilutive are as follows:

	Year ended December 31
	2022	2021	2020

Convertible preferred shares	-	26,499,069	33,729,498
Outstanding share options	8,650,298	1,362,786	1,656,585

Total	8,650,298	27,861,855	35,386,083

NOTE 15:- TAXES ON INCOME

a.	General:

Israeli tax rate:

The Corporate tax rate in Israel relevant to the Company in 2020, 2021 and 2022 - 23%.

United States:

The Company’s subsidiaries are separately taxed under the U.S. tax laws at a corporate rate of 21%.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- TAXES ON INCOME (Cont.)

b.	Loss before income taxes:

The following are the domestic (i.e. Israeli) and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2022	2021	2020

Domestic	$(40,494)	$(58,092)	$(15,625)
Foreign	-	-	-

Total	$(40,494)	$(58,092)	$(15,625)

c.	Taxes on income:

The reconciliation of the income tax benefit that would result from applying the Israeli statutory tax rate to the Company’s reported income tax (benefit) is as follows:

	Year ended December 31,
	2022	2021	2020

Loss before income taxes, as reported in the consolidated statements of operations	$40,494	$58,092	$15,625
Statutory tax rate	23%	23%	23%

Income tax benefit at statutory tax rate	$(9,314)	$(13,361)	$(3,594)
Effect of Non-deductible expenses	475	6,129	371
Remeasurement of deferred taxes from currency exchange	3,517	209	(1,093)
Change in valuation allowance	5,322	7,023	4,316

Reported income taxes benefit	$-	$-	$-

d.	Net operating loss carryforward:

As of December 31, 2022, the Company had a net operating loss carryforward for Israeli tax purposes of approximately $95,612. These net operating loss carryforwards can be carried forward and offset against taxable income indefinitely.

e.	Deferred tax assets and liabilities:

Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for carryforwards.

The principal components of the Company’s deferred tax assets are as follows:

	December 31
	2022	2021
Deferred tax assets:
Net operating loss carry forwards	$21,991	$16,241
Research and development	4,834	5,165
Employees and payroll accrual	272	365
Property and equipment	57	61

Total deferred tax assets	27,154	21,832

Valuation allowance	(27,154)	(21,832)

Deferred tax assets, net of valuation allowance	$-	$-

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

As of December 31, 2022, 2021 and 2020, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to an underpayment of income taxes as a component of income tax expense.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:- SEGMENT INFORMATION

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

Revenue by geographical region can be found in the revenue recognition disclosures in Note 4

The following table presents the Company’s property and equipment, net of depreciation, by geographic region:

	December 31
	2022	2021

Israel	$1,609	$1,165
United States	-	*)

Total property and equipment, net:	$1,609	$1,165

*)	Represents less than $1

Major Customers:

During the year ended December 31, 2022, the Company had three customers that accounted for 33.4%, 19.4% and 18.9%, respectively, of revenues. During the year ended December 31, 2021, the Company had three customers that accounted for 41.1%, 31.2% and 15.6%, respectively, of revenues. During the year ended December 31, 2020, the Company had two customers that accounted for 21.1% and 10.3%, respectively, of revenues.