Form 20-F/A
period 2022-12-31
Arbe Robotics Ltd.
filed 2023-05-09
CIK 1861841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

FORM 20-F ANNUAL REPORT

i

EXPLANATORY NOTE

The registrant filed with the Securities and Exchange Commission (the “SEC”) an Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Form 20-F”) on March 22, 2023.

This Amendment No. 1 on Form 20-F/A is being filed solely for the purpose of including registrant’s management's report on internal control over financial reporting in Item 15 of this annual report and to update disclosure relating to Taxation in Item 10.E of this annual report, as well as revising specified industry information and executive compensation information.

Except as described above, no attempt has been made in this Amendment No.1 on Form 20-F/A to modify or update the other disclosures or exhibits presented in the Original Form 20-F. Except as presented in this Form 20-F/A, this Amendment No. 1 on Form 20-F/A does not reflect events occurring after the filing of the Original Form 20-F, or modify or update those disclosures. Accordingly, this Amendment No. 1 on Form 20-F/A should be read in conjunction with the Original Form 20-F and the registrant’s other filings with the SEC.

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

Our Status as a Foreign Private Issuer under the Exchange Act

We are a “foreign private issuer” under SEC rules. Consequently, for so long as we continue to meet such qualification, we will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. We were required to file, and we filed, our annual report for the year ending December 31, 2022 with the SEC by April 30, 2023. In addition, we will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by us to its shareholders.

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

Sales and Marketing

In light of the proven ability of technological systems to reduce the risk of traffic accidents, authorities, organizations and governments around the world have established regulations that require the installation of ADAS in certain vehicles. For instance, in 2018, the NHTSA required the installation of a rear-view system in private vehicles, and in 2015 the Israeli government approved incentives for vehicle owners to install life-saving safety systems (including a lane departure warning, frontal distance monitoring and pedestrian identification). According to a market study published in August 20194, the global ADAS market was estimated at $39 billion in 2018 and is expected to grow to around $190 billion by 2026, at an annual growth rate of around 21%. Another market study, published by Markets and Markets5, estimates the global ADAS market in 2020 at $27 billion, projecting it to grow to around $65.1 billion by 2030, at a compound annual growth rate of approximately 12%. Despite discrepancies in the estimated scope of the market (due to varying research methodologies), it appears that there is unanimity among the research bodies that the ADAS market is expected to grow in the coming years, due in part to mandatory safety regulations, increased demand for Advanced Driver Assistance Systems, and continued development of (partially or fully) autonomous vehicles.

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

Market Trends and Uncertainties

We estimate the total addressable market for Advanced Drive Assistance Systems, known as ADAS, and autonomous driving technology, will grow to approximately $65.1 billion or more in 20307 and we believe that this growth will result in a demand for our imaging radar chips. As automotive OEMs have shifted their focus from Level 4/5 autonomy to Level 2+, we believe Arbe has the opportunity, with its first to market 4D imaging radar, to capture a significant share of the lucrative market. We believe that we are positioned as the only company with deeply integrated hardware and software products that currently meet the OEM specification requirements for safe Level 2+ to Level 5 autonomy, which constitutes a significant portion of the market.

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

Our most immediate market focus is on passenger and commercial vehicle safety on highways and ADAS applications. We believe there is significant room for improvement with regard to standard ADAS and crash avoidance. ADAS volumes are primarily driven by the Chinese, European and North American markets which have increasingly stringent safety regulations and consumer preference for safety. We are well positioned to capitalize on the increased ADAS demand in response to these increased safety regulations. Although increasing automotive performance requirements may generate higher demand, we may not be able to take advantage of demand if we are unable to anticipate regulatory and industry changes and adapt quickly enough to meet new regulatory standards or requirements. Market acceptance of active safety technology depends upon many factors.

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

Summary Compensation Table:

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Salary(3)	Bonus(4)	Equity-Based Compensation(5)	All Other Compensation(6)	Total
Kobi Marenko, Chief Executive Officer	312,211	11,367	166,965	23,444	513,987
Noam Arkind PhD, Chief Technology Officer	370,005	11,367	166,877	16,012	564,261
Ram Machness, Chief Business Officer	229,475	40,000	321,307	12,000	602,782
Karine Pinto-Flomenboim, Chief Financial Officer	228,478	14,209	303,824	3,126	549,637
Gonen Barkan, Chief Radar Officer	204,253	16,198	236,263	13,424	470,138

(1)	All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2022, plus compensation paid to such Covered Executives in 2023 in respect of services provided during 2022.

(2)	All Covered Executive listed in the table are full-time employees.

(3)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(4)	Represents annual bonuses granted to the Covered Executive based on formulas set forth in the bonus plans and approvals set forth in the respective resolutions of our compensation committee and the board of directors. The bonuses for 2022 have not been paid or have been partially paid. The bonuses for Mr. Marenko and Mr. Arkind are subject to shareholder approval.

(5)	Amounts reported in this column represent the expense reflected in our consolidated financial statements for the year ended December 31, 2022 with respect to equity-based compensation. See paragraph D of Note 13 of Notes to Consolidated Financial Statements, which are included in this annual report.

(6)	Amounts included in this column represent mainly leased vehicles and other incidental monetary benefits.

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

Material Israeli Income Tax Considerations

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Income tax considerations

The following is a brief summary of certain material Israeli income tax laws applicable to us. This section also contains a discussion of certain material Israeli income tax consequences concerning the ownership and disposition of ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance New Version 5721-1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

Following are the main tax benefits available to Industrial Companies:

●	Amortization of the cost of purchased patent, rights to use a patent and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

●	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

●	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

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

Taxation of our shareholders

Capital Gains Tax on Sales of our ordinary shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets by non-Israeli resident, if such assets (i) are located in Israel, (ii) are shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel under certain conditions. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through a “permanent establishment” that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

If not exempt, a non-Israeli resident corporate shareholder will generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022), or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Substantial Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2022) and a marginal tax rate of up to 47% for an individual in 2023, excluding Surtax as discussed below), unless contrary provisions in a relevant tax treaty apply.

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

Regardless of whether shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding tax at Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid tax withholding at the time of sale (i.e., provide certificate of residency and other relevant documentation). Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Capital gains taxes applicable to Israeli resident shareholders

Generally, an Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%).

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

A foreign resident receiving dividend income from an Israeli company, from which the full tax was withheld, will generally be exempt from filing a tax return in Israel, provided that (i) such income was not generated from business conducted in Israel by the foreign resident, (ii) the foreign resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the foreign resident is not liable to Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations — Law for the Encouragement of Capital Investments, 5719-1959 — New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on their annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 698,280 for 2022. This amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Currently, Israel does not impose estate tax and gifts are generally exempt from tax.

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

Whether we are treated as a PFIC is determined on an annual basis. Although based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year, and do not expect to become one for U.S. federal income tax purposes in the near future, this is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2023 or for any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for 2023 or future taxable years.

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

Management’s Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this annual report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that as of December 31, 2022 our internal control over financial reporting was effective.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arbe (1)
2.1	Description of Securities(5)
4.1	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(3)
4.2	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(1)
4.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(3)
4.4	Founder Lock-Up Letter Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and Industrial Tech Partners, LLC.(3)
4.5	First Amendment to Registration Rights Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and Industrial Tech Partners, LLC.(3)
4.6	Form of Subscription Agreement, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the subscriber party thereto.(3)
4.7*	2016 Incentive Share Option Plan of Arbe(3)
4.8*	2021 Share Incentive Plan of Arbe(4)
4.9	Form of Director and Officer Indemnification Agreement for Arbe(3)
4.10	Compensation Policy of Arbe for Officers and Directors(3)
4.11	Third Amended and Restated Investor Rights Agreement(4)
8.1	List of Subsidiaries of Arbe(3)
11.1	Code of Ethics of Arbe(5)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
13.1	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer(2)
19.1	Insider trading policy(2)
23.1	Consent of Somekh Chaikin Member Firm of KPMG International(2)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Indicates a management contract or compensation plan.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on October 27, 2021, and incorporated herein by reference.

(2)	Previously filed.

(3)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-257250, filed by the Company with the SEC, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.

(5)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 31, 2022, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to this annual report on its behalf.

May 9, 2023	ARBE ROBOTICS LTD

	By:	/s/ Jacob (Kobi) Marinka
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