Form 20-F/A
period 2022-12-31
Arbe Robotics Ltd.
filed 2023-05-16
CIK 1861841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

FORM 20-F ANNUAL REPORT

i

EXPLANATORY NOTE

The registrant filed with the Securities and Exchange Commission (the “SEC”) an Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Form 20-F”) on March 22, 2023 and filed Amendment No. 1 on May 9, 2023.

This Amendment No. 2 on Form 20-F/A is being filed solely for the purpose of including currently dated certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and the Section 1350 certification.

No attempt has been made in this Amendment No. 2 on Form 20-F/A to modify or update the disclosures or the other exhibits presented in the Original Form 20-F as amended by Amendment No. 1 on Form 20-F/A.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arbe (1)
2.1	Description of Securities(5)
4.1	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(3)
4.2	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(1)
4.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(3)
4.4	Founder Lock-Up Letter Agreement, dated as of March 18, 2021, by and between Arbe Robotics Ltd. and Industrial Tech Partners, LLC.(3)
4.5	First Amendment to Registration Rights Agreement, dated as of March 18, 2021, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and Industrial Tech Partners, LLC.(3)
4.6	Form of Subscription Agreement, by and among Arbe Robotics Ltd., Industrial Tech Acquisitions, Inc., and the subscriber party thereto.(3)
4.7*	2016 Incentive Share Option Plan of Arbe(3)
4.8*	2021 Share Incentive Plan of Arbe(4)
4.9	Form of Director and Officer Indemnification Agreement for Arbe(3)
4.10	Compensation Policy of Arbe for Officers and Directors(3)
4.11	Third Amended and Restated Investor Rights Agreement(4)
8.1	List of Subsidiaries of Arbe(3)
11.1	Code of Ethics of Arbe(5)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(6)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(6)
13.1	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer(6)
19.1	Insider trading policy(2)
23.1	Consent of Somekh Chaikin Member Firm of KPMG International(2)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Indicates a management contract or compensation plan.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on October 27, 2021, and incorporated herein by reference.

(2)	Previously filed.

(3)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-257250, filed by the Company with the SEC, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.

(5)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 31, 2022, and incorporated herein by reference.

(6)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to this annual report on its behalf.

May 16, 2023	ARBE ROBOTICS LTD

	By:	/s/ Jacob (Kobi) Marinka
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