Form 20-F
period 2023-12-31
Arbe Robotics Ltd.
filed 2024-03-28
CIK 1861841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Tel: +972-73-7969804, ext. 200

Email: kobi.m@arberobotics.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary shares, par value NIS 0.000216 per share	ARBE	The Nasdaq Stock Market LLC
Warrants	ARBEW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of the issuer’s ordinary shares as of March 1, 2024 was 78,221,557 ordinary shares.

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

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors” in Section D under Item 3 of this annual report. These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

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

The statements contained in this annual report regarding the following matters are forward-looking by their nature:

●	Our projection of revenue and other operating results;

●	Our expectation that we will be engaging with Tier 1 automotive suppliers and OEMs which would be building the radars based on our chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability;

●	Our expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations;

●	Our belief that our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro New Car Assessment Program (“Euro-NCAP”) and the United States National Highway Traffic Safety Administration (“NHTSA”) for autonomous vehicles at all levels of autonomous driving;

●	Our belief that a fully autonomous vehicle is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to significantly reduce fuel consumption and air pollution;

●	Our belief that automakers will choose to integrate advanced driver assistance systems (ADAS L2+/L3) based on several technologies simultaneously (imaging radar, camera and optionally LiDAR), and that it is likely that this trend of integrating technologies into vehicles will continue in the coming years;

●	Our belief that our 4D imaging radar technology holds significant advantages for a fusion with camera over alternative technologies such as LiDAR laser systems and over current-generation radar technologies that are on the market presently or have been announced for development;

●	Our belief that our ground-breaking technology that contains an advanced processor, consumes relatively low amounts of energy and can scan a vehicle’s environment at an exceptionally high resolution in real-time, and identify objects and distinguish between them with great long-range accuracy and a wide field of view, differentiates us and will enable us to successfully compete and develop and maintain a leadership position in its target markets;

●	Our expectation that our marketing strategy, primarily targeted at Tier 1 manufacturers, will foster cooperation with Tier 1 suppliers to integrate our radar chipsets into their radar systems to be sold to OEMs and that the Tier 1 suppliers that use our radar chipsets will be successful in marketing the systems to automakers;

●	Our belief that our engagement of Global Foundries for the manufacturing and supply chain management will provide us with a more secure path in production for quality control and reliability for automotive requirements;

●	Our belief that as automakers seek to develop hands off/eyes off driving, imaging radar will become a critical ingredient and that our radar chipset will meet this need;

●	Our belief that certain operational or registration requirements for some autonomous functions will be removed as state regulators gain better experience with the technology;

●	Our expectation that awareness among automakers and vehicle owners of the importance and benefits of installing ADAS and partial autonomous driving L2+/L3 (even in the absence of binding regulation) has increased, and that it is likely that in the future, the vast majority of new vehicles will be equipped with these systems;

●	Our belief that our radar chipset solution will make it possible to enable the launch of an autonomous vehicle and will be the primary sensor for autonomous driving in the retail market in tandem with a camera;

●	Our belief that our existing infrastructure positions us to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing;

●	Our belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2+ and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, is expected to increase the demand for products in our field of activity in the time frame we anticipate; and

●	Our belief that a requirement on the part of insurance companies to install radar systems as a condition for issuing insurance policies is expected to increase the demand for our products.

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to confirm these statements to actual results or to changes in our expectations.

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

Risks Related to Our Business and Industry

We are a research and development company with a history of losses and we expect to incur significant expenses and losses as we continue the development of our radar technology.

We incurred a net loss of approximately $43.5 million on revenues of approximately $1.5 million for the year ended December 31, 2023, a net loss of approximately $40.5 million on revenues of approximately $3.5 million for year ended December 31, 2022 and a net loss of approximately $58.1 million on revenues of approximately $2.2 million for the year ended December 31, 2021. No assurance can be made that we can or will become profitable. We are primarily a research and development company and we are continuing to incur research and development expenses as we work on the development of our 4D imaging radar technology. We plan the transition to production of our radar chip for sale to customers during 2024 or early 2025, although we can give no assurance that this timetable will be met. Most of our revenue to date has been generated from sales of chipsets and prototype radar systems and professional services. Until such time as we begin material commercial deliveries of our products, we will likely continue to generate losses. Even if we are able to begin making material commercial deliveries of our products, we can give no assurance that we will be successful in the commercial sale of our products.

We anticipate that our losses may continue to be significant as we:

●	Shift our research and development from production intent to production ready chipset;

●	expand our production capabilities or outsources such production;

●	expand our design, development, installation and servicing capabilities;

●	produce chips for inventory and incur storage charges;

●	incur costs in providing support and assistance to our initial commercial customers to Tier 1 suppliers as they integrate our product in their product that they market to automotive companies and to our automotive company customers as they introduce our radar in their vehicles

●	incur sales and marketing activities costs and develop our distribution infrastructure; and.

●	incur general and administration costs as we progress with our product development and continue to incur significant expenses in research and development as well as costs related to our status as a publicly traded corporation

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

We have focused primarily on developing our 4D imaging radar technology products since 2017 and did not generate any revenue until 2020. Our relatively limited operating history and modest level of revenue to date make it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a history of sales in commercial quantities or if we operated in a more predictable market rather than a market that is itself a developing market that is developing at a slower rate than we had anticipated.

In late 2023 we broadened our focus to seek contracts with Tier 1 suppliers and OEMs for orders in commercial quantity in addition to sales of radars for testing purposes. If this strategy is not successful, and we do not generate orders for commercial quantities of our products, we may incur increased losses. In this connection, as both our business and the market for ADAS vehicles develops, our operations may undergo other changes that result is a material change in our business and the direction of our business. Any such modifications could result in increased losses (as pivoting the business may be costly) and future results may differ materially from those presented herein.

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

Our future growth depends on maintaining our technological leadership in order to introduce new products that achieve market acceptance and penetrate new markets. Our research and development expenses were approximately $34.1 million in 2023, $36.7 million for 2022 and approximately $28.6 million for 2021. We expect that our research and development expenses are likely to continue to be significant in the future as we seek to expand our research and development effort to meet the anticipated market need. Because we expense our research and development activities, as we increase these expenses it will adversely affect the results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable. Because the market for our products is both leading edge technology in an evolving industry, we can only be successful if we can offer leading edge technology. Our failure to offer leading edge technology can materially impair our ability to operate profitably.

Agreements with customers may not generate the anticipated revenue as we are subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

Prospective customers of our products generally must make significant commitments of resources to test and validate our products and confirm that they can integrate our products with other technologies before including our products in any particular system, product or model. The development cycles of our products with new customers vary widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be over several years. As a result of these lengthy development cycles, we spend significant time and resources to have our products selected by potential customers for a particular use. If we fail to secure such relationships, we may not have an opportunity to supply our products within a sector with such a long lead time for a period of several years. Further, we are subject to the risk that customers that order products, which are subject to the customer’s ability to integrate the product with its other systems, may cancel or postpone orders if the customer is not satisfied that our product and service meet the customer’s requirements.

The development cycle of products using our technology as well as the market for our products that are under development can be impacted by various factors which cannot be predicted, including international conflicts, climate and weather conditions, global economic conditions and customer trends.

The development process for our products as well as the timing of our sales and the market for our products can be affected by various factors, many of which are unpredictable. These factors include such conditions as international conflicts, climate and weather conditions, significant natural disasters such as the outbreak of a pandemic, such as COVID-19, or other catastrophic events. In recent months the following conditions have affected or may affect various aspects of our business.

●	The effects of the attack by Hamas on October 7, 2023 and the war between Israel and Hamas which is continuing as of the date of this report and is discussed below under the Risk Factor “Risks Related to our Incorporation and Location in Israel -- Conditions in Israel could materially and adversely affect our business.”

●	The effects of the February 24, 2022 invasion by the Russian Federation of Ukraine, which is ongoing and is discussed below.

●	Extreme weather conditions that may adversely affect manufacturing facilities of our suppliers and/or customers, and cause material delays in our supply chain or to our forecasted orders.

●	The effects of any other military conflicts and cybersecurity actions; and

●	Any other conditions which may affect the automotive industry generally and the ability of automotive companies in their evaluation and purchase of our products or our ability and the ability of our customers and potential customers to evaluate our product or order our product.

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

We are presently primarily a research and development company, as we are continuing to spend significantly more in research and development than we are generating in revenue. Although our working capital at December 31, 2023 was approximately $41.2 million, we may nonetheless require additional capital in order to fund our growth strategy and to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances, and we intend to seek funding through equity, debt or convertible debt financing.

We may not be able to timely secure such debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our shareholders could experience significant dilution. In addition, any debt financing we may obtain in the future, whether in the form of a credit facility, convertible debt could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support its business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

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

It is difficult to predict our future revenues and budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We expect that we will be required to provide forecasts of our demand to our potential customers several months prior to the scheduled delivery date. Currently, because it is a developing market, there is little historical basis for making judgments on the demand for our products or our ability to develop, produce, and deliver products, or our profitability in the future. If we overestimate our requirements, we or our potential suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, we or our potential suppliers may have inadequate inventory, which could interrupt the manufacturing of our products and result in delays in shipments, which is likely to affect revenue and customer relations. In addition, lead times for materials and components that our potential suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of products to our potential customer base could be delayed, which would harm our business, financial condition and operating results.

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive with our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms. Because our products are a key aspect of the safety of vehicles that use our products and must comply with international standards, our products will be held to a stringent safety test before they are included in a vehicle. If our products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business.

Our principal customers include Tier-1 suppliers with a view to including our chipset as part of a radar system that they market to the automobile industry and which compete with other Tier 1 suppliers in marketing to the automotive industry.

Many of our customers and potential customers are either large, multinational Tier-1 companies which market radar systems that include our chipset in the systems they market to the automotive industry, including OEMs, or large multinational automobile companies. Thus, we are dependent upon the ability of our Tier 1 suppliers to market their systems to the automotive industry. To the extent our product is part of a radar that is offered by such Tier-1 supplier, we depend on the ability of the Tier-1 supplier to successfully market and sell its product (which includes our product) to the OEM’s, many times following a bid process conducted by the OEM. Accordingly, even after investing significant resources to develop a product, we largely rely on our Tier-1 customers’ efforts to secure a design win in order to be able to commercialize our product on profitable terms. Because our products are a component on a complete radar product offered by our Tier-1 customer to the OEM, if the radar products are not selected by these large OEM companies or if these OEM companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business. We also market directly to automobile manufacturers and seek to include our radar system in their automobiles. To the extent that we are not successful in marketing to the automotive industry our business will be materially impaired.

We continue to work with other companies, including our sole supplier and our Tier 1 companies to develop our business, and these initiatives may prove more costly than we currently anticipate, and we may not succeed in generating sufficient revenue to operate profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

●	investing in research and development;

●	working with Tier 1 suppliers to develop a radar product based on our chipsets with a view to the Tier 1 marking this product to the automotive and related markets;
●	expanding our sales and marketing efforts to attract new customers in new industries;

●	investing in new applications and markets for our products;

●	further enhancing our manufacturing processes and relationships; and

●	incurring in legal, accounting, and other administrative functions necessary to support our operations as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and maintain profitability. The market opportunities we are pursuing are being developed, and it may be years before the markets we expect to serve generate significant demand for our products at scale, if at all.

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance and timing of market introduction of new technology that competes with our products, changes by other market participants with respect to their acceptance or implementation of our technology, failure of our customers to commercialize autonomous systems that include our products, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets or to attract new customers or expand orders from existing customers or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

The markets in which we compete are characterized by rapid technological change, which requires us to continue to develop new products and product innovations and could adversely affect market adoption of our products.

While we intend to invest substantial amounts in research and development, continuing technological changes in our technology and competitive technologies could adversely affect adoption of our products. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which we offer our products. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative sources of supply.

If we are unable to develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, our products could lose market share, our revenue will decline, it may experience operating losses and our business and prospects will be adversely affected.

Certain of our development and supply arrangements could be terminated or may not materialize into long-term contracts.

We have arrangements with Tier 1 suppliers and other companies for the development of products or for the incorporation of our products in a customer’s products. Some of these arrangements are evidenced by memorandums of understandings and early-stage agreements that are used for design and development purposes but that will require renegotiation at later stages of development or replacement by production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

We will be subject to risks associated with our agreements with Tier 1s and other companies.

If we are successful in entering into definitive agreements with potential suppliers, including Tier 1s, these arrangements will subject us to risks, including risks associated with non-performance by the third party and sharing proprietary information, any of which may materially and adversely affect our business and prospects. Because of our limited ability to monitor or control the actions of these third parties, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. In addition, a third party may have different priorities than we have with the effect that the supplier may not give our products the priority that we consider important, which could impair our ability to generate revenue.

We may experience difficulties in managing our growth and expanding our operations.

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We are currently in the process of strengthening our compliance programs, including those related to export controls, privacy and cybersecurity and anti-corruption and financial controls. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

Continued pricing pressures may result in lower than anticipated margins or losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our Tier-1 customers and automobile and other automotive customers as well as the effects of competition may result in increased downward pressure on pricing. We expect that as our industry develops and competition grows, our agreements with existing customers may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production, and we may not be able to negotiate price reductions from our suppliers. In addition, our existing or future customers may reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Certain large customers may possess significant leverage over their suppliers, including us, because the market is highly competitive. Accordingly, we expect to be subject to substantial continuing pressure from our existing and prospective customers to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. Further, to the extent that the specifications of our chips result in prices which are not competitive, our sales and gross margin may be impaired and we may not be able to operate profitably.

Adverse conditions within our industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry and the global economy generally. Production and sales within our industry are cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, the timing by automobile manufacturers as to the introduction autonomous features that require our technology, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility. In addition, production and sales can be affected by our customers’ ability to continue operating in response to challenging economic conditions, regulatory requirements and other factors. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our customers and could have a material adverse effect on our business, results of operations and financial condition.

Use of our products for markets other than the automotive market may not develop or may develop much more slowly than we anticipate, which would adversely affect our business and prospects.

We are investing in and pursuing market opportunities in various sectors and industries in addition to the automobile industry, such as autonomous delivery vehicles or robotaxies, delivery robots, autonomous trucks, agriculture, infrastructure and traffic systems. We believe that our ability to increase our revenue will depend in part on our ability to identify potential new markets and develop products and implements a marketing plan aimed at these new markets as they emerge. Each new market presents distinct risks and, in many cases, requires us to address the particular requirements of that market.

Addressing these requirements can be time-consuming and costly. The market for our existing products and technology outside of our core customer base is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for our core technology outside of our existing target industries are still in testing and developing and may not succeed in commercializing some of our products. We cannot be certain that our products will be sold into these markets, or any market outside of where we currently operate, at scale. Adoption of our products outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of similar products meet users’ current or anticipated needs, whether the benefits of designing products such as our products into larger systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by our technology and whether developers of products such as our products can keep pace with rapid technological change in certain developing markets and the global response to supply chain delays. If technology developed by us does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.

We may be subject to the effects of inflationary pressures, which may impair our gross margins and our ability to operate profitably.

Although we do not believe that our business was adversely affected by inflation prior to 2023, we have been experiencing cost increases, including increased labor costs, as a result of the recent inflationary pressures, combined with supply line delays and recent shortages of semiconductors. The effects of the war in Israel, the Russian invasion of Ukraine, which exacerbated the already existing inflationary pressures and supply line delays and shortages, may impair our margin and our ability to operate profitable. To the extent that inflation, along with supply line delays and semiconductor shortages, we may incur increased costs in our components as well as from our contract manufacturers, and we may not be able to pass on any costs we may incur to our customers. To the extent that we are unable to pass on costs, our gross margin may be significantly eroded which may result in increased losses during our developmental phase and may impair our ability to operate profitable when we are in full production mode. We cannot assure you that these factors will not impair our ability to generate a profit from our operations.

If we seek to expand our business through acquisition, we may not be successful in identifying acquisition targets or integrating their businesses with our existing business.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. To date, we have no experience either with acquisitions or the integration of acquired technology and personnel.

There are significant risks associated with any acquisition program, including, but not limited to, the following:

●	We may incur significant expenses and devote significant management time to the acquisition and we may be unable to consummate the acquisition on acceptable terms.

●	If we identify an acquisition, we may face competition from other companies in the industry or from financial buyers seeking to make the acquisition.

●	The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, it may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

●	The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

●	Even if the business is successful, our senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

●	If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

●	We may have difficulty maintaining the necessary quality control over the acquired business and our products and services.

●	To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

●	Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair our ability to operate the acquired company.

●	The acquired company may have liabilities or obligations that were not disclosed to us, or the acquired assets, including intellectual property assets, may not have the value we anticipated.

●	Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate us for any loss, damage or expense that we may sustain, including undisclosed claims or liabilities.

●	To the extent that the acquired company is dependent upon our management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management.

●	Government agencies may seek damages after we makes the acquisition for conduct that occurred prior to the acquisition and we may not have adequate recourse against the seller.

●	We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated, and our failure to obtain capital on reasonable terms may impair the value of the acquisition and may impair our continuing operations.

●	The acquired company may be impacted by unanticipated events, such as a pandemic such as the COVID-19 pandemic, the effect of climate changes, terrorist or other disruptive activities in Israel, social unrest or other factors over which we may have no control.

If any of these risks occur, our business, financial condition and prospects may be impaired.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of our products, damage our reputation with current or prospective customers, expose us to product liability, recalls, warranties and other claims and adversely affect its operating costs.

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

Our products are technologically complex and require high standards to manufacture. We have experienced in the past and will likely also experience in the future defects, errors or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products, correct problems that have arisen or correct such problems to our customers’ satisfaction. Additionally, undetected errors and defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating our products, or those in the surrounding area, our customers never being able to commercialize technology incorporating our products, litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive markets in which we operate. Some errors or defects in our products may only be discovered after they have been tested, commercialized and deployed by customers. In certain instances, we may provide our customers with a time-limited warranty for our products. If such errors or defects occur within the respective warranty period, we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or by third parties. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers and could adversely affect our financial results.

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

Autonomous driving technology is subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements which could require us and the Tier 1 suppliers that develop and market products based on our chipset to redesign, modify or update our or their products. Further, accidents, particularly accidents that involve a large number of deaths, even if our products are not involved, may result in industry-wide reevaluation of the technologies used, with the effect that there is a slowdown as automobile manufacturers cease making purchase during the reevaluation process, which may result in suppliers other than us becoming a preferred supplier.

The industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from a public reaction to accidents caused by automobiles, drones or other autonomous vehicles. The potential market for our products is international, and each country or region may impose different regulations. These regulations may relate the technical requirement and standards for end products or the components and may impose liability on the manufacturer or the seller of the product, which liability may be strict liability, for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations that impose standards or impose liability are likely to increase our manufacturing costs as well as the cost of compliance and product liability insurance.

We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we have.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to maintain our ability to develop and protect from in a timely manner and to stay ahead of existing and new competitors and to satisfy the market that is technology is leading edge technology. A large number of companies offer radar-based and LiDAR-based technologies in competition with us. Some of these companies are better capitalized and better known than we. Our competitors compete with us directly by offering similar products and indirectly by attempting to solve some of the same challenges with different technology. We face competition from other market participants, some of which have significantly greater resources than we have. Our competitors may commercialize new technology which may achieve market adoption or stronger brand recognition as compared to our products. Even in emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause it to lose market share, any of which will adversely affect our business, results of operations and financial condition.

Fluctuation of the results of our earnings on a quarterly and annual basis, could cause the share price of the our ordinary shares to fluctuate or decline.

We are currently a research and development company, and the results of our operations to date have primarily reflected our research and development expenses. Commencing 2020 through 2023, we had modest revenue from sales of our products and services, primarily to customers making purchases for their own evaluation projects. In the future, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects and marketing programs. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing and magnitude of orders and shipments of our products in any quarter;

●	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

●	The effect of supply line problems affecting us and our suppliers or customers;

●	The effect of inflation;

●	The timing of the completion of our application engineering services;

●	Our ability to retain our existing customers and attract new customers;

●	Our ability to develop, introduce, manufacture, and ship products in a timely manner that meet customer requirements;

●	Disruption in our sales channels or termination of our relationships with important channel partners;

●	Delays in customers; purchasing cycles or deferments of customers; purchases in anticipation of new products or updates from us or our competitors;

●	Fluctuations in demand pressures for our products;

●	The mix of products sold in any quarter;

●	The duration of, and responses of governments and industry to any worldwide or regional health crisis;

●	Events and conditions affecting Israel-based businesses;

●	The timing and rate of broader market adoption of autonomous systems, both generally and those utilizing our smart vision solutions across automotive and other market sectors;

●	Market acceptance of our core products and further technological advancements by us, our competitors, and other market participants;

●	The ability of our customers to commercialize systems that incorporate our products;

●	Any change in the competitive dynamics of our markets, including the consolidation of competitors, regulatory developments, and new market entrants;

●	Our ability to effectively manage our inventory;

●	Changes in the source, cost, availability, and regulations pertaining to the materials we use;

●	Adverse litigation, judgments, settlements, or other litigation-related costs, or claims that may give rise to such costs;

●	Adverse publicity, litigation, and governmental investigations affecting autonomous vehicles, regardless of whether our products are involved;

●	The war with Hamas, any other conflicts which may involve Israel and the effects of the Russian invasion of Ukraine; and

●	General economic, industry, and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

●	New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us.

●	Actual or perceived political instability in Israel or any negative changes in the political environment may, individually or in aggregate, adversely affect the Israeli economy and, in turn, may result in major changes in Israeli tax laws, regulations and tax policies.

●	Changes in accounting and tax standards or practices;

●	Eligibility for beneficial treatment under Israeli tax laws;

●	Changes in the composition of operating income by tax jurisdiction;

●	Our operating results before taxes; and

●	Our ability to use our accumulated tax losses to offset future income.

We may be subject to regular review and audit by Israeli and other foreign tax authorities. Although we believe our tax estimates are reasonable, the authorities in these jurisdictions could review our tax returns and impose additional taxes, interest, linkage and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could materially affect our income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made. Our determinations are not binding on any taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.

The tax benefits that may be available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Changes in our product mix may impact our financial performance.

Our financial performance can be affected by the mix of products we sell during a given period. If our sales include more lower-gross margin products than higher gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully alter our product mix so that we are selling more of our high-gross margin products. In addition, our earnings forecasts and guidance are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are highly dependent on the services of our co-founders, who are our senior executive officers.

We are highly dependent on our co-founders, Kobi Marenko and Noam Arkind, who have acted as our Chief Executive Officer and Chief Technology Officer, respectively, since inception, and as such, are deeply involved in all aspects of our business, including product development. The loss of either of them would adversely affect our business because it could be more difficult for us to, among other things, compete with other market participants, manage our research and development activities, and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, Mr. Marenko or Mr. Arkind may adversely affect our brand, relationship with customers, or standing in the industry.

Our business depends on our ability to attract and retain highly skilled personnel and senior management. Failure to effectively retain, attract and motivate key employees could impair our ability to operate profitably.

Competition for highly skilled personnel is often intense, especially in Israel, where our principal office is located, and we may incur significant costs to attract them. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. The highly competitive environment for highly skilled personnel can result in higher compensation packages for employees. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. Our stock price may affect their decision as to whether to accept an offer of employment from us. Our success will depend in part on the attraction, retention, and motivation of executive personnel critical to our business and operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise, or know-how, and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected. We cannot give assurance that we will be able to hire all the required personnel when we require them.

We face numerous risks associated with commercial production.

We do not have manufacturing facilities, and we rely on third parties for the manufacture of our products. We cannot be sure that our manufacturer, GlobalFoundries, or other companies with which we may develop a strategic alliance will be able to develop efficient, automated, cost-efficient production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our products. GlobalFoundries is a major semiconductor manufacturer in the automotive industry, among other industries. Even if we and our supplier and strategic alliances are successful in developing our initial production and further high volume production capability and processes and reliably sourcing our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with potential suppliers and strategic partners, force majeure events, or in time to meet our product commercialization schedules or to satisfy the requirements of our potential customer base. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition, and operating results.

We rely on third-party suppliers, and because key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain and delay deliveries of our products to customers.

The components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single-source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components, as well as the risk that our suppliers will discontinue or modify components used in our products. We purchase semiconductor chips that are an integral part of our products from GlobalFoundries. To the extent that our Tier 1 suppliers modify their products, it may be necessary for us to make modifications to the chipset that we sell to the Tier 1 supplier, and we would need to work with GlobalFoundries, to develop and produce a modified product to meet the Tier 1 supplier’s cost and timing requirements. If GlobalFoundries fails to deliver or delays the delivery of the semiconductor products or is otherwise unable to meet our quality and delivery requirements, we may be required to seek an alternative source of supply. Although alternate chip manufacturers are available, any change in suppliers would necessitate a change in the design of the semiconductor, a process that could take up to two years, which would result in a loss of sales and a delay in the development and marketing of our products, which could materially and adversely affect our results of operation, financial position, and prospects. Further, we, like other companies in the automotive industry, are affected by an industry-wide semiconductor shortage, which results, in part, from the effects of the COVID-19 pandemic and the Russian invasion to Ukraine.

Reliance on third-party manufacturers reduces our control over the manufacturing process, including our ability to finalize changes through validation, reduced control over quality, product costs, and product supply and timing. We may experience delays in shipments or issues concerning product quality from our third-party manufacturers. If GlobalFoundries experiences interruptions, delays, or disruptions in supplying our products, including by natural disasters, other health epidemics and outbreaks, work stoppages, capacity constraints, the effects of the war between Israel and Hamas, or other international conflicts, our ability to ship products to distributors and customers would be delayed. In addition, unfavorable economic conditions could result in financial distress among third-party manufacturers upon which we rely, thereby increasing the risk of disruption of supplies necessary to fulfill our production requirements and meet customer demands. These delays or product quality issues could have an immediate and material adverse effect on our ability to fulfill orders and could have a negative effect on our operating results. In addition, such delays or issues with product quality could adversely affect our reputation and our relationship with Tier 1 suppliers and OEMs. If GlobalFoundries or any other third-party manufacturers experience financial, operational, manufacturing capacity, or other difficulties, or experience shortages in required components, or if they are otherwise unable or unwilling to continue to manufacture our products in required volumes or at all, our supply may be disrupted, we may be required to seek alternate manufacturers, and we may be required to re-design our products. It would be time-consuming, and costly and impracticable to begin to use new manufacturers and designs, and such changes could cause significant interruptions in supply, have an adverse effect on our ability to meet our scheduled product deliveries, and subsequently lead to the loss of sales. While we take measures to protect our trade secrets, the use of a third-party manufacturer may also risk disclosure of our innovative and proprietary manufacturing methodologies, which could adversely affect our business. In addition, increased component costs could result in lower gross margins. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so, such that we must absorb the increased cost. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our customers, which may result in such customers using competitive products instead of our products.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

Sales to international customers, i.e., customers located outside of Israel, accounted for almost all of our sales to date. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations;

●	Political and economic instability, international terrorism, and anti-American and anti-Israel sentiment, particularly in emerging markets;

●	Reaction to any conflicts involving Israel, including its war with Hamas, including any official or unofficial boycotts of Israeli companies;

●	The effects of the Russian invasion of Ukraine as it may affect suppliers and customers in Europe;
●	Global or regional health crises;

●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery or fraud;

●	Preference for locally branded products, and laws and business practices favoring local competition;

●	Increased difficulty in managing inventory;

●	Less effective protection of intellectual property;

●	Stringent regulation of our products or systems incorporating our products;

●	Difficulties and costs of staffing and managing foreign operations;

●	Import and export laws and the impact of tariffs; and

●	Changes in local tax and customs duty laws or changes in the enforcement, application, or interpretation of such laws.

The occurrence of any of these risks could negatively affect our international business and, consequently, our business, operating results, and financial condition.

Our business is subject to the risks of earthquakes, fires, floods, and other natural catastrophic events, global pandemics, and interruptions by man-made problems such as network security breaches, computer viruses, or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage, or other similar events, such as infectious disease outbreaks or pandemic events, could have an adverse effect on our business and operating results. Despite the implementation of network security measures, our networks and our products may also be vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our solutions, and we have been subject to cybersecurity breaches that were not material and did not result in access to our technical or other confidential information. In addition, natural disasters, acts of terrorism, or war could cause disruptions in our remaining manufacturing operations, our or our customers’ businesses, our suppliers’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems such as power disruptions, ransomware attacks, or other cybersecurity breaches, could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components or the deployment of our products, our business, operating results, and financial condition would be adversely affected.

Our business is sensitive to conditions affecting the automotive industry, the duration and economic, governmental, and social impact of which are difficult to predict and may significantly harm our business, prospects, financial condition, and operating results.

Adverse conditions affecting one or more automotive manufacturers or the automotive industry in general could have a material adverse effect on our business, prospects, financial condition, and operating results. Our business may be negatively affected by challenges to the larger automotive ecosystem. In addition, factors, including the effects of climate change, government regulations, and the ability of suppliers to obtain rare earth elements, as well as other conditions that cannot be presently identified, can continue to affect the automotive industry. To the extent that radar systems in vehicles are software-based, with manufacturers or software suppliers having the ability to modify or update software remotely, there is a risk of security breaches that may affect the safety of the vehicle.

Increasing attention to, and evolving expectations regarding, environmental, social and sustainability matters may impact our business and reputation.

Evolving and increased expectations regarding environmental, social and sustainability initiatives and disclosures may result in increased costs, enhanced compliance disclosure obligations, or other impacts to our business, financial condition, or results of operations. Moreover, our environmental, social and sustainability initiatives may be costly and may not have the desired effect, or we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, legal, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, comply with or advance certain environmental, social or sustainability initiatives, we may be subject to various adverse impacts, including reputational damage, activism and potential stakeholder engagement and/or litigation. Additionally, many of our customers, suppliers and others with which we have business relationships may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Risks Related to our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and our business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States, Europe, and other international jurisdictions. We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us or any trademarks registered by them will not be challenged, invalidated, or circumvented. We have filed for patents and trademarks in Israel, the United States, Europe, and China. Not all patent applications have resulted in patents, and we cannot assure you that patents will be granted. Further, patent protection may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, and it may be difficult to enforce our patent rights. Our currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with us or infringe on our intellectual property.

Protecting against the unauthorized use of our intellectual property, products, and other proprietary rights is expensive and difficult, particularly internationally. We intend to enforce the intellectual property portfolio we have developed. Unauthorized parties may attempt to copy or reverse engineer our solutions or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others, or to block the importation of infringing products into countries where we have patent protection.

Effective patent, trademark, service mark, copyright, and trade secret protection may not be available in every country in which our products are available, and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce our intellectual property and other proprietary rights, or an inability to prevent authorized parties from copying or reverse engineering our smart vision solutions or certain aspects of our solutions that we consider proprietary, could seriously adversely affect our business, operating results, financial condition, and prospects.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes, and know-how.

We rely on proprietary information (such as trade secrets, know-how, and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress, or service mark protection, or that we believe is best protected by means that do not require public disclosure.

We generally seek to protect our proprietary information by entering into confidentiality agreements, consulting services, or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement, or misappropriation of our proprietary information, may be limited as to their terms, and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights to related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights or to protect us against cybersecurity invasions that either lock our computers so we cannot access our information or discloses our confidential information to others or to the general public. As an Israeli company, we may be subject to attempts at cybersecurity breaches by persons or countries who seek to attach anything Israeli, and we have seen increased attempts to do so.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Although we hold patents related to our products, a number of companies, both within and outside of the industry in which we operate, hold other patents covering various aspects of our products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. In the future, we may receive inquiries from other intellectual property holders and may become subject to claims that it infringes on their intellectual property rights, particularly as we expand our presence in the market. In addition, parties may claim that the names and branding of our products infringe on their trademark rights in certain countries or territories. If such a claim were to prevail, we may have to change the names and branding of our products in the affected territories, and we could incur other costs.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify, and hold harmless our customers, suppliers, and partners from damages and costs that may arise from the infringement by our products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe on a third party’s intellectual property rights, even if untrue, could adversely affect our relationships with our customers, deter future customers from purchasing our products, and expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect our brand and operating results.

Our defense of intellectual property rights claims brought against us or our customers, suppliers, and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention, and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction which will prohibit us from selling our products. An adverse determination also could invalidate our intellectual property rights, adversely affect our ability to offer our products to our customers, and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition, and prospects.

Legal and Regulatory Risks Related to our Business

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution, and sale of our products. Some of our customers also require that we comply with their own unique requirements relating to these matters.

Our products contain electronic components, and such components may contain materials that are subject to government regulation in the locations where we develop, manufacture, and assemble our products, as well as the locations where we sell our products. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agencies or consumers. Because our products are to be included in automobiles throughout the world, our radars will need to comply with the applicable standards, laws or regulations in every country in which cars with our radar are sold, including the United States, the European Union, Great Britain, China and Japan. If our products fail to comply with applicable regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Since we operate on a global basis, we must continually monitor applicable laws and regulations and engage in an ongoing compliance process to take necessary steps so that we and our suppliers are in compliance with all existing laws and regulations. If there is unanticipated or onerous new legislation or regulation that significantly impacts our use of various components or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations, and financial condition.

Since our products are used for autonomous driving applications, they are subject to complicated and rapidly evolving laws and regulatory schemes that vary from jurisdiction to jurisdiction at the state, federal, and international levels, including requirements related to safety, data privacy, artificial intelligence, security, cybersecurity, and product liability, among other areas. These are rapidly evolving areas in which new or changed requirements could impose limitations on the use of our products. If we fail to adhere to these new laws and regulations or fail to continually monitor emerging developments, it may be subject to litigation, loss of customers, or negative publicity, and our business, results of operations, and financial condition will be adversely affected. We are unable to predict how any future changes will impact it or if such impacts will be material to our business.

The evolution of the regulatory framework for autonomous vehicles and their related components is outside of our control.

Our business is subject to a patchwork of regulations from local, state and federal authorities. U.S. federal regulations include those imposed by the U.S. Department of Transportation and the NHTSA. In 2023, the NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several Federal Motor Vehicle Safety Standards (“FMVSS”) to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. The NHTSA also proposed rules to update FMVSS for crash avoidance, safety messaging and passengerless vehicles as well as jointly proposed a rule with the Federal Motor Carrier Safety Administration regarding AEB test devices for heavy vehicles.

Certain states have legal restrictions on self-driving vehicles, and many other states are considering them. This patchwork increases the difficulty of maintaining legal compliance. In Europe, certain vehicle safety regulations apply to self-driving braking and steering systems, and certain treaties also restrict the legality of certain higher levels of self-driving vehicles. Self-driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the U.S. and foreign countries and may restrict autonomous driving features that we may deploy.

Our business may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Government vehicle safety regulations are an important factor for our business. Historically, these regulations have imposed ever-more stringent safety regulations for vehicles. These safety regulations often require, or customers demand, that vehicles have more safety features per vehicle and more advanced safety products.

While we believe increasing automotive safety standards will present a market opportunity for our products, government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks of autonomous driving, accidents involving our products, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products. Changes in government regulations, as well as changes or evolutions in court doctrines in interpreting those regulations, especially in the autonomous driving industry, could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations or to court interpretations of those regulations, our business may be materially and adversely affected.

Federal and local regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the vehicles that use our products go into production, we may become subject to stringent requirements, including a duty to report, strict timing requirements, and safety defects with our products. Such rules and regulations may impose potentially significant civil penalties for violations, including the failure to comply with such reporting actions. If we cannot rapidly address any safety concerns or defects with our products, our business, results of operations, and financial condition may be adversely affected.

The U.S. Department of Transportation has issued regulations that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place, and the methods used to test the design and validation of autonomous driving systems. As cars that carry our sensors go into production, the obligations of complying with safety regulations could increase, and it could require increased resources and adversely affect our business.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales are subject to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer, and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California has enacted the California Consumer Privacy Act of 2018, both of which provide for potentially material penalties for non-compliance. These regulations may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, use, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by our products unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyberattacks and other means of gaining unauthorized access to our products, systems, and data. For instance, cyber criminals or insiders may target us or third parties with whom we have business relationships in an effort to harm them, their proper use, or the data stored in them, resulting in direct and indirect damages, including disruption, interruption, or severance of operations, ransomware, leaks and data loss, theft of property, espionage, harm to reputation, harm to public trust, and rehabilitation expenses. We work to prevent and reduce exposure to the risk of cyber-attacks with strategies including the use of information security systems, assimilation of a culture of data security (including training for managers and employees), refinement and adjustment of procedures, internal control programs, and auditing and support with the assistance of experts in the field. During 2023, we suffered a cybersecurity breach that did not have any material effect upon our business. We cannot assure that we will not suffer in the future from cybersecurity attacks that may have a material adverse effect upon our business and our ability to conduct research and development or to market and sell our products.

Our operations are rich in technology and computing and may be exposed to risks related to the stability of the information systems, their compatibility with the scope of our operations, information security, technical failures, overload of system servers, and the like. An impairment of the stability of computer systems and an inability on the part of us to return its systems to normal operation within a reasonable timeframe, or a lack of technological ability to meet commitments or the expectations of potential customers and strategic partners, may damage our reputation and harm our business outcomes.

We are assessing the continually evolving privacy and data security regimes and measures that we believe are appropriate in response. Since these data security regimes are evolving, uncertain, and complex, especially for a global business like ours, we may need to update or enhance our compliance measures as our products, markets, and customer demands further develop, and these updates or enhancements may require implementation costs. The compliance measures we do adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyberattacks, or improper access to, use of, or disclosure of data, or any security issues or cyberattacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on our reputation and brand, loss of proprietary information and data, disruption to our business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties, or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and other U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities, both in the United States and elsewhere, in recent years. Anti-corruption laws are interpreted broadly and prohibit companies, their employees, and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person, whether in the public or private sector. Our activities outside the United States may create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents, or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, consultants, sales agents, and distributors. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible, even if it does not explicitly authorize such activities. Should our export activity be subject to security oversight, this may have a material effect on our activity. Further, our business may be affected by sanctions that may be imposed on customers or suppliers who trade with sanctioned countries and/or companies in violation of United States or European restrictions.

Noncompliance with anti-corruption, anti-money laundering, export control, sanctions, and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources, significant defense and compliance costs, and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we may acquire. As a general matter, enforcement actions and sanctions could harm our business, results of operations, and financial condition.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to determine, disclose, and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict minerals or if we are unable to alter our products, processes, or sources of supply to avoid the use of such materials.

We may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on our profitability and consolidated financial position.

We may be, from time to time, involved in litigation, regulatory proceedings, and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our potential suppliers and strategic partners and our potential customer base, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes, and employment and tax issues. In addition, we could face in the future a variety of labor and employment claims against us, which could include but are not limited to general discrimination, wage and hour, privacy, pension (including, for US employees, ERISA), or disability claims. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often, these cases raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material adverse impact on our operating results and consolidated financial position or that our established reserves or our available insurance will mitigate this impact.

The results of our operations may be affected by changes in currency exchange rates.

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Currently, most of our revenue is generated in U.S. dollars, while our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, primarily the Israeli Shekel, the U.S. dollar and, to some extent, the euro. We have not generated significant revenue to date, and we do not believe that foreign currency exchange rates have not had, or currently have, a material effect on our business. However, we cannot give any assurance that changes in foreign currency exchange rates will not have a material impact on us.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We regularly maintain cash balances at third-party financial institutions in the United States and in Israel. Maintaining any significant portion of our cash in financial institutions is subject to adverse conditions in the financial or credit markets, which could impact access to our invested cash or cash equivalents and adversely impact our operating liquidity and financial performance. We are diversifying our investments for cash designated for our long-term activities into short-term deposits and money market funds and also considering spreading our cash and cash equivalents among several financial institutions in order to reduce the risks associated with maintaining all of our cash and cash equivalents at one financial institution. Notwithstanding these efforts, the failure of one or more of the financial institutions in which our cash and cash equivalents are held could result in our inability to obtain or a significant delay in obtaining the return of our funds from any of those financial institutions or any other adverse condition suffered by any of those financial institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance. Part of our cash was held in Silicon Valley Bank (“SVB”), and, following the restructure of SVB, we transferred substantially all the cash from SVB to other financial institutions.

Risks Related to our Ordinary Shares

Market conditions may adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly. An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition, and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Markets (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq, or another national securities exchange, in which event you may be unable to sell your securities unless a market can be established or sustained.

Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. If we are not able to protect our computer system, including our financial records and client and personnel information, against cybersecurity attacks, including ransomware attacks, we may not be able to maintain effective disclosure controls or internal controls over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results, or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls could also adversely affect the results of operations. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and are continuing to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results, and the stock price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to maintain listings on Nasdaq.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting and will not be required to attest to such effectiveness as long as we continue to be a non-accelerated filer. At such time as our independent registered public accounting firm is required to attest to the effectiveness of our internal controls, such firm may issue a report that our internal controls are not effective if it is not satisfied with the level at which our controls are documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale, including the effects of fuel shortages in Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union, Israel and other nations across the globe including those without any direct business ties to the Russian Federation or Ukraine. Although we do not have any business in Russia or Ukraine, the effects of the invasion could affect the European economy, which may affect European automobile companies.

Other conflicts with a global impact that may arise from time to time, including conflicts in the Middle East, could have a material adverse effect on our business, results of operations, and/or financial condition.

Risks Related to our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

The war in Israel and other conditions in Israel could materially and adversely affect our business.

We are an Israeli corporation, and many of our employees, including certain management members, operate from our offices in Tel Aviv-Yafo, Israel. In addition, the majority of our officers and directors are residents of Israel.

Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas and other Islamist terrorist groups that control the Gaza Strip and with Hezbollah, an Islamist terrorist group that controls large portions of Lebanon; and with Iranian-backed military forces in Syria and elsewhere.

On October 7, 2023, following a large-scale attack led by the Hamas organization from the Gaza Strip on civilian and military targets in Israel, the Israeli government declared a war against Hamas. In addition, Hezbollah has also launched attacks against Israeli military sites and troops and against Israeli towns in northern Israel. In response to these attacks, the Israel Defense Force (“IDF”) has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Further, Israel faces threats from more distant neighbors, in particular, Iran which threatened to attack Israel.  The Iran-backed Houthi movement, which controls parts of Yemen and launched a number of attacks on marine vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade traveling to and from Israel and much of the world.

As of the date of this annual report, this conflict is still ongoing and is causing political and economic instability in the Middle East, and the long-term effects of the war on Israeli tech companies remain uncertain. It is hard to predict how long the war will last. All these factors may have a negative impact on us and our activities. We are examining and evaluating the wars’ effects on our activities and considering different measures to face them and withstand these risks. The risks we may face include, but are not limited to:

●	As a result of work stoppages, damages to infrastructure, and delays in the supply chain caused by the war, our business activities in Israel may suffer disruptions and may slow down.

●	The war may lead to a decrease in demand for the products and services of Israeli companies. Negative media coverage surrounding the conflict can damage the image of our company.

●	Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. More countries may impose restrictions on doing business with Israel and Israeli companies if hostilities on Israel continue or increase. The war may lead to an increase in input costs, such as labor, raw materials, and energy.

●	The war has a negative affect on the Israeli economy as a whole.

●	The war may lead to a decrease in the share price of our ordinary shares as a result of investors' fear of the geopolitical risks.

●	Since October 7, 2023, the IDF has called up more than 350,000 of its reserve forces to serve. A number of our employees are currently subject to military service in the IDF and many of them have been called to serve. Such disruption could affect our business, prospects, financial condition, and results of operations. Future call-ups may impact our workforce availability and project timelines as well.

●	The heightened tensions in the area increased the risk of cyberattacks against our company.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damage that is caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The Israeli government has been pursuing changes to Israel’s judicial system, which in turn may affect the checks and balances between the authorities in Israel. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business and economic environment in Israel, all of which may affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment may, individually or in aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patent Law, 5727-1967, or the “Patent Law”, inventions conceived by an employee in the course of and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, unless there is a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that, in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties using the interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Patents Law.

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

We may be eligible for certain tax benefits provided to “Preferred Technology Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. We have not yet applied for these benefits. In order to receive and remain eligible for the tax benefits for the Preferred Technology Enterprises tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

The terms of grants received from the Israeli government require us to satisfy specified conditions in order to transfer the manufacture of products based on know-how funded by the Israel Innovation Authority outside of Israel or to transfer outside of Israel the know-how itself.

Under the Israeli Encouragement of Research, Development, and Technological Innovation in Industry Law, 5744-1984, or the Innovation Law, research, and development programs that meet specified criteria and may be approved by a committee of the Israel Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA, are eligible for grants from the IIA. The grant amounts are determined by the research committee and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products developed under the program.

Our research and development efforts in relation to our product have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of approximately $3.8 million through December 31, 2023.

Under the terms and conditions of the IIA grants provided to us and pursuant to applicable laws, we are required to pay royalties from sales of products and services that incorporate know-how developed with the IIA-funded, royalty-bearing grants. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar, plus interest on the unpaid amount received based on the 12-month Secured Overnight Financing Rate, known as SOFR, from the year the grant was approved. If we will manufacture IIA-funded products outside of Israel and generate sales, the ceiling may increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as detailed above.

●	Local Manufacturing Obligation. Under the regulations promulgated under the Innovation Law and the guidelines issued by the IIA, the manufacturing of products that incorporate know-how developed with the IIA-funded outside of Israel by us or by another entity may be subject to certain approvals and\or limitations, and if we fail to obtain the required approval, we may be subject to fines and/or an acceleration of our royalty obligation.

●	Know-How transfer limitation

●	The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior approval of the IIA and may be subject to additional payments to the IIA, calculated according to formulae provided under the Innovation Law. If we wish to transfer IIA-funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us in connection with such a transfer.

●	Approval of transfer the of IIA-funded know-how to another Israeli company may be granted only if the recipient abides by the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

●	Change of Control. Any non-Israeli citizen, resident, or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or the chief executive officer, or (iii) serves as one of our directors or as our chief executive officer, is required to notify the IIA and undertake to comply with the Innovation Law and the rules and regulations thereunder as applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA-funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer IIA-funded know-how or manufacturing out of Israel.

The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Our Restated Articles contain a forum selection clause for substantially all disputes between us and our shareholders under the Israeli Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against us, our directors, officers, and other employees. Enforcement of a U.S. judgment against us or our officers and directors in Israel or the United States, or assertion of a U.S. securities law claim in Israel or serving process on our officers and directors, may also be difficult.

Under our Restated Articles, the competent courts of Tel Aviv, Israel, will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law or the Israeli Securities Law, 1968-5728 (the “Israeli Securities Law”). This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act. Our Restated Articles also provide that, unless we consent in writing to the selection of an alternative forum and the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant to such a complaint. This provision does not affect any other claim for which federal district courts in the United States would have exclusive jurisdiction and expressly does not apply to causes of action arising under the Securities Exchange Act. Such exclusive forum provision in the Restated Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived their compliance with these laws, rules, and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us, our directors, officers, or other employees, which may discourage lawsuits against us, our directors, officers, and employees. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, including the provisions of the Securities Act that provide that state and federal courts in the United States both have jurisdiction over claims based on the Securities Act. A United States court may not enforce the provision in our Restated Articles that provides for exclusive jurisdiction of the federal district courts in actions under the Securities Act.

Another obstacle to the assertion of claims against us or our directors or officers is the fact that most of them are not residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may therefore be difficult to effect within the United States. It may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law are applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Additionally, the acceptance of foreign judgment in Israel is mainly regulated in the Foreign Judgment Enforcement Law, 5718-1958, pursuant to which Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. An Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if our enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

The rights and responsibilities of our shareholders will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Because we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Restated Articles and the Israeli Companies Law, with minor exceptions pertaining to U.S. securities laws. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Israeli Companies Law, each shareholder of an Israeli company has to act in good faith in exercising such shareholder’s rights and fulfilling such shareholder’s obligations toward the company and other shareholders and to refrain from abusing such shareholder’s power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Israeli Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, who has the power to appoint or prevent the appointment of a director or officer in the company, or who has other powers toward the company, has a duty to act in fairness towards the company. Moreover, a shareholder also has a general duty to refrain from discriminating against other shareholders. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our Restated Articles may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.

Certain provisions of Israeli law and our Restated Articles could have the effect of delaying or preventing a change in control, may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli Companies Law regulates acquisitions and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions);

●	The Israeli Companies Law requires special approvals for certain transactions involving directors, officers, or significant shareholders and regulates other matters that may be relevant to these types of transactions;

●	The Israeli Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	Our Restated Articles divide our directors into three classes, each of which is elected for a three-year term once every three years;

●	Our Restated Articles provide that certain articles can be amended or changed only by the majority of at least sixty percent (60%) of the total voting power of the shareholders.

●	Our Restated Articles do not permit a director to be removed except by a vote of a majority of the voting power of the shareholders represented at a general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power of the shareholders present and voting; and

●	Our Restated Articles provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders, especially whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a restrictive period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if the shares have not been disposed of. See the section titled “Material Israeli Tax Considerations — Taxation of Our Shareholders.”

Our board of directors has sole discretion as to whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that our directors may deem relevant. The Israeli Companies Law imposes restrictions on our ability to declare and pay dividends. See the section titled “Item 10.B Additional Information—Dividend and Liquidation Rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Material Israeli Tax Considerations” for additional information.

We are subject to the Israeli Privacy Protection Law and its regulations

We are subject to the Israeli Privacy Protection Law, 5741-1981, and the regulations promulgated thereunder and guidelines issued by the Israeli Privacy Protection Authority with respect to the manner in which personal data is processed, maintained, transferred, disclosed, accessed, and secured. In this respect, the privacy regulations governing information security may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions, and other technical and organizational measures. Failure to comply with the Israeli privacy laws may expose us to administrative fines, civil claims (including class actions), and, in certain cases, criminal liability.

As a foreign private issuer, under Nasdaq rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, which, if we follow such practices, may afford our shareholders less protection than they would enjoy if we complied with the Nasdaq corporate governance standards.

As a foreign private issuer, we are generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of board committees, with respect to the disclosure of third-party director and nominee compensation and the requirement to distribute annual and interim reports. These corporate governance practices in Israel may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice exemption with respect to our corporate governance, other than the quorum requirements. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitute a quorum, as contrasted with the Nasdaq requirement of a minimum of one-third of a company’s outstanding voting securities. If we choose to take advantage of other home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to our ordinary shares.

We may issue additional ordinary shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other securities (including convertible securities) in the future in connection with, among other things, our equity incentive plan without shareholder approval, although we require shareholder approval for the creation of a class or series of preferred shares. The creation of a class or series of preferred shares required shareholder approval. Our issuance of additional ordinary shares would have the following effects:

●	Our existing shareholders’ proportionate ownership interest may decrease;

●	The amount of cash available per share, including for the payment of dividends in the future, may decrease;

●	The relative voting strength of each previously outstanding ordinary share may be diminished; and

●	The market price of our ordinary shares may decline.

Any such issuance may be dilutive to our shareholders or may cause the stock price to decrease.

Because our executive officers and directors and their affiliate beneficially own or control approximately 35% of our ordinary shares, they may be able to control any action requiring shareholder approval.

Our executive officers and directors and their affiliates beneficially own or control the voting rights with respect to approximately 35% of our ordinary shares. They will have the power to control any action for which shareholder approval is required or sought by us, particularly since our Restated Articles provide that a quorum for action by shareholders at a meeting called by the board of directors is two shareholders holding at least 25%.

Because we have a classified board of directors, it may be more difficult for a third party to obtain control of us.

Our Restated Articles provide for a classified board of directors, with each class of directors being elected for a term of three years. As a result, the shareholders will vote for only one-third of the board each year. A classified board of directors may make it more difficult for a third party to gain control of us, which may affect the opportunity of our shareholders to receive any potential benefit that could be available from a third party seeking to obtain control over us.

The private warrants that we issued in exchange for private warrants are accounted for as liabilities, and the changes in value of these warrants could have a material effect on our financial results.

The warrants that we issued in the merger (the “Merger”) pursuant to which our wholly-owned subsidiary, Autobot MergerSub, Inc. was merged with an into Industrial Tech Acquisitions Inc. (“ITAC”), a special purpose acquisition corporation, generally known as a SPAC, pursuant to which ITAC became our wholly-owned subsidiary, and we issued ordinary shares and warrants to the holders of ITAC’ common stock and warrants, in exchange for ITAC’s private warrants are treated as liabilities. As a result of the Merger, the 3,112,080 private warrants held by the members of the ITAC former sponsor are treated as liabilities. E. Scott Crist, one of our directors, holds 2,303,031 of these warrants. The Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, as long as the warrants are outstanding, our financial statements and results of operations may fluctuate quarterly based on factors that are outside of our control. Due to the recurring fair value measurement, we will recognize non-cash gains or losses on the private warrants each reporting period based on the change in the derivative liability, and the amount of such gains or losses could be material. Further, the gain or loss on the derivative liability, which will not be related to our operations, could result in our reporting a loss in a period in which our operations are profitable and net income in a period in which we have a significant loss from operations. Since the amount of the warrant liability reflects the market price of our ordinary shares, to the extent that the market price of our ordinary shares increases from period to period, we are likely to recognize a financial expense, and to the extent that the market price of our ordinary shares declines from period to period, we would recognize financial income.

Any projections, forecasts, or guidance that we may issue may not be an indication of the actual results of the transaction or our future results.

From time to time, we issue guidance as to our estimated results. Any such guidance is prepared based on numerous variables and assumptions that are inherently uncertain and may be beyond our control. Furthermore, they may exclude, among other things, certain material items such as transaction-related expenses, and they may include a non-GAAP measure. Any such forecasts are subject to the risks, including those described in these risk factors, and should not be relied upon as an indicator of future results.

Sales of our ordinary shares by our legacy shareholders and PIPE investors may adversely affect the market price of our ordinary shares.

In addition to the ordinary shares we issued to the former stockholders of ITAC in connection with the Merger with ITAC and ordinary shares which we sold pursuant to a registration statement, our shareholders who were shareholders prior to our Merger with ITAC, who are our legacy shareholders, and our shareholders who purchased ordinary shares in a PIPE offering contemporaneously with the closing of the Merger with ITAC, who own a significant percentage of our ordinary shares, may sell their ordinary shares either pursuant to Rule 144 or pursuant to a registration statement, subject to certain limitations with respect to shares held by our officers, directors, and other affiliates. In addition, we may raise funds through the issuance of ordinary shares and convertible debt securities. The sale of such ordinary shares may adversely affect the market price of our ordinary shares.

The market price of our securities may be volatile, subject to wide fluctuations.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Because our ordinary shares are publicly traded, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities, and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to them;

●	changes in the market’s expectations about our operating results;

●	public sales by us of our stock in negotiated transactions to investors who may immediately sell the shares;

●	success of competitors;

●	the market’s attitude toward Israel and Israeli technology companies;

●	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market or potential market for driverless cars and other vehicles;

●	operating and share price performance of other companies that investors deem comparable to us;

●	the market’s perception of our ability to develop and market our products;

●	the market’s perception as to our ability to develop and maintain any perceived technological advantage it may have;

●	actions by social media users to seek to increase activity in our securities;

●	Changes or anticipated changes in laws and regulations affecting our business;

●	our ability to meet compliance requirements, including compliance with the Nasdaq continued listing requirements;

●	commencement of, or involvement in, litigation involving us or the automotive industry in general;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our ordinary shares available for public sale;

●	changes in trading patterns resulting from social media action not related to the results of our business;

●	any major change in our board or management;

●	sales of substantial amounts of our ordinary shares by our directors, executive officers, or significant shareholders, or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, international currency fluctuations, and acts of war or terrorism; and

●	all of the risks described in these Risk Factors.

Broad market and industry factors may materially harm the market price of our securities, irrespective of our operating performance. Global stock markets in general and Nasdaq in particular have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks and our securities are not predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions, or results of operations. A decline in the market price of our securities could also adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our Articles and Israeli law could prevent a takeover that shareholders could consider favorable and could also reduce the market price of our ordinary shares.

Certain provisions of Israeli law and our Restated Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers, requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions), and establishes a high ownership threshold to squeeze out minority shareholders in a full tender offer. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders, especially whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Material Israeli Tax Considerations — Taxation of Our Shareholders.”

We do not intend to pay dividends in the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for your ordinary shares or, if you purchased ITAC common stock prior to the Merger with ITAC, the price you paid for your ITAC common stock.

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment only if you are able to sell such shares at a price that is greater than your purchase price, which may never occur.

Our board of directors has broad discretion about whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a young public company, we may be slow to attract research coverage, and the analysts who publish information about our ordinary shares will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding it, our share price will likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of us or fail to publish reports on it regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although we are incorporated and tax residents in Israel, the IRS may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because we are not so created or organized (but are instead incorporated only in Israel), we would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in Item 10.E in the section titled “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment— Tax Residence of Arbe for U.S. Federal Income Tax Purposes,” based on the terms of the Merger, the rules for determining share ownership under Code Section 7874, and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, we are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Code Section 7874 or that such a challenge would not be sustained by a court.

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

See Item 10.E, “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Tax Residence of Arbe for U.S. Federal Income Tax Purposes,” for a more detailed discussion of the application of Code Section 7874 to the Merger. Investors should consult their own advisors regarding the application of Code Section 7874 to the Merger.

U.S. Holders of our ordinary shares and/or warrants may suffer adverse tax consequences if we are treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents, and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although based on the current and anticipated composition of the income, assets, and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year and do not expect to become one for U.S. federal income tax purposes in the near future. This is a factual determination that depends on, among other things, the composition of our income and assets and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2023 or for any future taxable year. In addition, our U.S. counsel does not express any opinion with respect to our PFIC status for 2023 or future taxable years.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares and/or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Code (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares and/or warrants, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares and/or warrants. Certain elections, including a qualified electing fund election (a QEF election or a mark-to-market election, that may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to our warrants. Additionally, there can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide information that would be required in order for a U.S. Holder to make a QEF election. For a further discussion, see Item 10.E, “Certain Material U.S. Federal Income Tax Considerations — U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to U.S. Holders — Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

We are subject to the Israeli Privacy Protection Law and its regulations

We are subject to the Israeli Privacy Protection Law, 5741-1981, and the regulations promulgated thereunder and guidelines issued by the Israeli Privacy Protection Authority with respect to the manner in which personal data is processed, maintained, transferred, disclosed, accessed, and secured. In this respect, the privacy regulations governing information security may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions, and other technical and organizational measures. Failure to comply with the Israeli privacy laws may expose us to administrative fines, civil claims (including class actions), and, in certain cases, criminal liability.

Risks Related to our Ordinary Shares

We may issue additional ordinary shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other securities in the future in connection with, among other things, our equity incentive plan without shareholder approval, although we require shareholder approval for the creation of a class or series of preferred shares and for the adoption of a new equity incentive plan. The creation of a class or series of preferred shares required shareholder approval. Our issuance of additional ordinary shares would have the following effects:

●	Our existing shareholders’ proportionate ownership interest may decrease;

●	the amount of cash available per share, including for the payment of dividends in the future, may decrease;

●	the relative voting strength of each previously outstanding ordinary share may be diminished; and

●	the market price of our ordinary shares may decline.

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

We have three wholly-owned subsidiaries, two in the United States -- Arbe Robotics US Inc. and Autobot HoldCo. Inc., both Delaware corporations, and one, Shanghai Arbe Technologies Co., Ltd., organized under the laws of the People’s Republic of China.

Our Status as a Foreign Private Issuer under the Exchange Act

We are a “foreign private issuer” under SEC rules. Consequently, for so long as we continue to meet such qualification, we will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. We are required to file our annual report for each year with the SEC by April 30 of the following year. In addition, we will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by us to our shareholders.

Based on such foreign private issuer status, under existing rules and regulations, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of ordinary shares.

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

B. Business Overview

We are a provider of 4D imaging radar solutions, and we are leading a radar revolution, enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. We are a Tier 2 supplier, empowering Tier-1 companies, which are companies that supply parts or systems directly to OEMs (car manufacturers), autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing based on our proprietary chipset and perception algorithms. While the role of automotive radars in the traditional perception paradigm was limited to “legacy ADAS features”, such as Adaptive Cruise Control (ACC) and Automatic Emergency Braking (AEB), the introduction of our imaging radar with its a high channel count delivers an order of magnitude better native resolution than existing radar solutions profoundly changes this paradigm, making the radar a key player in the overall driving solution including hands-free and eyes-off features. We believe that our imaging radar is essential for Level 2+ and higher levels of autonomy.

We provide long-range high resolution in 4D - the distance, the angular measurement of objects, both horizontally and vertically, and their relative speed. This is designed to enable the vehicle to determine the exact location and shape of objects. For example, it could determine whether a stationary object in front of a vehicle is a manhole cover you can drive over or a guardrail you need to avoid. Our 4D imaging radar is the world’s first radar to separate, track, and identify objects in any weather or lighting condition in 2K pixels, ultra-high resolution in both azimuth and elevation, delivering an image that we believe is 100 times more detailed than any commercial radar on the market. We achieve this capability with our proprietary radio frequency chipset with the highest channel count in the industry, and a groundbreaking radar processor chip, the first dedicated processor designed specifically for the performance and power saving requirements of the automotive industry.

Through our state-of-the-art analysis of the vehicle’s surroundings, we believe that our cutting-edge radar chipset incorporates the first radar technology detailed enough to enhance the OEM’s perception algorithms, elevating L2+ and higher applications from nice-to-have comfort solutions to must-have safety features. The data captured by our perception radar, based on our chipset technology, has the fidelity, richness and resolution to leverage artificial intelligence to identify, classify and track objects in 360° to create a full free space map around the vehicle, as well as an analysis of the evolving hazards sensed by the radars.

Our Radar Systems

We are a semiconductor company developing advanced radar solutions, which are mainly intended to be used in Advanced Driver Assistance Systems (“ADAS”) and autonomous vehicles’ (“AV”) sensor suites as well as a wide array of safety applications with advanced sensing and paradigm changing perception.

The target market for our chipsets are automotive module manufacturers called Tier 1 automotive suppliers, and automotive manufacturers (OEMs) worldwide. Additionally, alongside these potential customers, there is a large target market for robotized vehicles and transportation applications such as last-mile delivery robots, robot taxis and shuttles, heavy machinery, trucks, construction, busses and trains.

Our chipset solution includes three types of chips: transmitter (Tx), receiver (Rx) and processor, which together are referred to as our “radar chipset” or the “chipset.” We believe our radar chipset solution is a first of its kind, capable of high-resolution sensing “in four dimensions” generating tens of thousands of detections per frame with a point cloud density that is unparalleled by any other radar solution on the market. The chipset distinguishes itself through its improved ability to support multi-channel processing - up to 2,304 virtual channels, through a combination of up to two transmitters (24 channels each) and up to four receivers (12 channels each). By comparison, other current-generation radar systems presently utilize 12 virtual channels, while the newest, best in class systems available in the market by our competitors are utilizing 256 virtual channels at best.

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

We are a Tier-2 semiconductor company, developing advanced radar technology and solutions – multi-channel Radio Frequency Integrated Circuit (RF IC) for transmission and reception and a dedicated radar processing IC that includes specialized Radar Processing Unit (‘RPU’) and additional general-purpose processing/control cores. We do not have our own manufacturing facilities. We rely on GlobalFoundries for manufacturing our products.

Based on our advanced technology, our radar chipset solution is capable of sensing the vehicle environment, at long ranges and with a wide field of view, at a rate of up to 30 frames per second, allowing it to generate a reliable ultra-high-definition image, under all weather and lighting conditions, with great precision, while minimizing the likelihood of false alarms. Information about the environment is ‘sensed’ by the Tx and Rx elements of the chipset, at the 77 – 81 GHz RF band. The data is then processed at the Radar Processor, by an advanced proprietary algorithms into a 4D image — range, radial (on line-of-sight) velocity, azimuth and elevation — at ultra-high resolution with high fidelity and low latency, which is an input to the perception algorithm, sensor fusion and to the vehicle control, to allow emergency braking in any conditions, to enable safe adaptive cruise control, lane-change assist, and up to advanced automated and autonomous driving features, scaling up with the industry’s evolution toward hands-free, eyes-off and full autonomous driving.

We designed two radar development platforms:

●	The Phoenix Perception Radar, with its 2K ultra-high resolution, enables what we believe is an unmatched level of safety, and enriches perception algorithms for advanced capabilities including Free Space Mapping, object tracking, and Simultaneous Localization and Mapping (SLAM) at a cost that we believe is comparable in cost, size, power and heat with currently available radars that provide less than 200 channels. No matter the speed, elevation, range, or surrounding weather and lighting conditions, Phoenix differentiates true threats from false alarms to ensure a safe road ahead for drivers, pedestrians, and other vulnerable road users. We believe it is the industry’s first perception radar.

●	Designed primarily for corner and back installation, Lynx – (4D imaging Radar) complements Phoenix Perception Radar to deliver a 360° view around the vehicle. Lynx offers a full set of benefits at an affordable price – true long-range performance, high resolution, small form factor, and a very wide field of view. It effortlessly outperforms the current industry 3X4 corner radars and even the leading 12*16 long-range radars on the market, providing perception and superior imaging that are critical for true safety and autonomous driving.

As of the date of this annual report, we are working with four Tier-1s who are building production radars based on our chipset, including Magna, Weifu, Hirain, and Sensrad, which are currently developing a total of seven different radar products. Radars that are based on our chipset were submitted to nine RFIs/RFQs that are currently active with OEM, robotaxis, delivery robots, and autonomous trucks projects. We have been selected for five “imaging radar - based perception” projects, of which two are top five global OEMs which are progressing towards a selection in 2024. Our solution was also selected to provide perception radars for autonomous trucks and AGVs across ports in China. Our solution is constantly evaluated in field trials, including day and night performance, in variable weather and lighting conditions. The trials, thus far, have revealed what we believe is superior and promising performance: Our radar chipset solution senses its environment according to its spec, with the highest native resolution available in the market, and therefore enables an accurate and separate identification of all objects in the environment at their actual position distinguishing between vehicles, vulnerable road users (pedestrians, animals, cyclists, motorcyclists) and objects and obstacles along the way. Based on the sensing of the environment created by the chipset at any given moment, the radar system can alert the vehicle central computer unit, allowing the driver assistance system to take control of the car, and activate safety applications such as emergency braking and lane control assist, or to activate autonomous control functions to avoid the danger.

We are currently focusing, and primarily devoting our resources, to the use of our radar chip solution in the automotive industry. However, the technology is also integrated into other fields, and we are collaborating with other companies to generate business in non-automotive markets, such as autonomous ground vehicles and delivery robots, heavy machinery and intelligent traffic systems.

Our radar chipset solution is designed to integrate into the radar systems of next-generation ADAS in autonomous vehicles of all levels of autonomous driving, thanks in part to its ability to accurately scan an increased range of detection (of more than 350 meters) in a wide field of view, while optimizing costs and power-consumption, without its functionality being impaired by interference from other radar systems in the environment. The system maintains efficacy under conditions of low signal-to-noise ratio (“SNR”) and in multi-object scenarios (conditions under which alternative technologies struggle to provide effective solutions) — both in respect of false positives (error category I) and false negatives (error category II).

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

Although our radar systems can identify images, each auto maker has its own computer system that instructs the vehicle how to respond to the images identified by our radar. If the computer system does not address the response to the image generated, the automobile may not operate as planned.

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

Pictured below is our Production Intent System (“B Sample” in automotive terminology), and below the picture is an infographic of the specifications.

[1]	NXP Automotive Radar Teach In, August 26, 2020

The dimensions of radar systems based on our radar chipset, and the projected affordable price point are expected to facilitate its integration into mass production.

We estimate that we will be able to offer our radar chipset solution in commercial quantities in 2024; however, such schedule is based on our completing the chipset development and making our product suitable as a commercial product. We can give no assurance that we will be able to sell the radar chipset solution in commercial quantities or that our manufacturer will have the facilities available to manufacture the chipsets in such quantities.

Market Outlook

The automotive industry is increasingly harnessing sophisticated technologies in its aim to develop and enhance safety and introduce autonomous driving vehicles. Today, the leading technologies are based primarily on cameras, high resolution radar sensors, and in some cases Lidar sensors, combined with data processing based on complex algorithms. The various technologies differ from each other in their features and performance in different conditions and scenarios.

Significant investment and rapid growth in this industry are being driven by the need to increase road safety. Given the stakes involved in commercializing autonomous driving features, the technologies and products needed for truly safe driver assist solutions require long development and validation cycles and must ensure safety prior to commercial deployment.

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

According to a forecast by Evercore ISI2, a decrease in sales of vehicles of Level 1 and Level 2 automation is expected. A growth trend is expected in the sales volumes of Level 2+, L2++, Level 3, Level 4 and Level 5 vehicles. Starting 2028 over 30% of new vehicles will offer hand free driving (L2++ and higher).

* Source: Evercore ISI, Global Automotive Report, May 2023.

Driver assistance systems include advanced automation functions (based on camera and radar) designed to reduce the risk of traffic accidents, alert the driver to obstacles on the road, and even take control of the vehicle under certain conditions. The ADAS category includes the following systems, among others:

(a)	Distance maintenance system — designed to warn of a collision with a vehicle ahead or behind, by alerting the driver of imminent danger and flagging the need to take preventive action. This type of system may be an effective tool to compensate for the driver’s lack of concentration or distraction while driving.

[2]	https://www.electronicproducts. com/automotive-radar-and-lidar-sensors-one-masterpiece-and-another-in-the-making/#

(b)	Lane departure control system — designed to alert the driver when veering off a lane without signaling.

(c)	Autonomous braking system — designed to operate the brake system autonomously, or increase their power when identifying risk of harm to road users (pedestrians, cyclists, vehicles, etc.).

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

Alongside development and production of current-generation ADAS, there has been accelerated development of advanced technology of next-generation systems, designed to support autonomous driving, in preparation for manufacture of Level 2+ and higher autonomy. The currently deployed radar technology holds a central position in the ADAS category. This type of technology is installed in adaptive cruise control (ACC) systems, blind spot detection (BSD) systems, forward collision warning (FCW) systems, and intelligent park assist systems, among others.

According to the IDTechEx Research3 forecast, total radar-system sales for Level 2 or higher autonomous vehicles is expected to grow from 55 million units in 2019 to 223 million units in 2030 and 400 million units in 2040. More specifically, by 2025, sales of Level 1 and Level 2 vehicle radar systems are expected to grow, whereas in the following years, Level 3, Level 4, and Level 5 vehicle radar systems are expected to grow and gradually take over most of the market.

Growth Strategies

Our growth strategies include the following:

●	Extending engagements with OEMs and Driving Stack providers: While we keep focus on the well-established production path with our Tier 1 customers, we are extending our focus to better fit the age-of-autonomy: Working directly with OEM’s feature owners, perception teams and driving stack providers (NVIDIA and others) to enhance the mutual understanding for the need for an imaging radar and how it is to be used for advanced ADAS and higher level of autonomy. We will extend the work through collaborative field tests, radar datasets, perception and fusion early integrations with perception radars, feature benchmarking and development of innovative algorithms that maximizes the benefits of such a radar to these partners, providing them with what we believe is an invaluable competitive edge.

●	Capitalize on The L2++/L3 becoming the new competition Frontier: The ADAS/L2 features are becoming commoditized across OEMs and as such, becoming also extremely cost-sensitive. We will continue to extend our focus of the more advanced L2+ (supervised) and L3/L4 (unsupervised) features, which are becoming the leading, competitive features of all key OEMs. These features require advanced systems, and specifically, imaging radar, for automatically integrating vehicles in traffic, preventing traffic accidents and eventually bring hands-off and potentially eyes-off driving features to the masses. Such features are expected to dramatically increase the demand for products in our field of activity, to achieve the required level of performance and safety.

●	Capitalize on Regulatory Changes. We believe that our existing infrastructure positions us well to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing.

●	Capitalize on Economic Incentives. To the extent that insurance companies require that radars be installed on vehicles as a condition for issuing insurance policies is expected to increase the demand for our products. Other private parties may also impose requirements for radar systems, which would similarly heighten demand for our products.

[3]	IDTechEx Research – May 2020

●	Expand Product Applications. Our activities are presently mainly focused on chipsets for vehicle radars systems. However, the technology developed by us (originally intended to facilitate drone monitoring and control) may also be used for other non-automotive target markets (to be understood in this context to mean all markets that are not mass-produced cars) which we are approaching, such as autonomous ground vehicles, robots; agricultural tools; automation for industry and factories; smart traffic systems; train junctions; heavy transportation and heavy machinery. In the future, we intend to consider developing new products based on its technology such as consumer electronics and Internet of Things (IoT); biotech and medical fields.

Sales and Marketing

In light of the proven ability of technological systems to reduce the risk of traffic accidents, authorities, organizations and governments around the world have established regulations that require the installation of ADAS in certain vehicles and operation of autonomous driving features. For instance, in 2018, the NHTSA required the installation of a rear-view system in private vehicles, and in 2015 the Israeli government approved incentives for vehicle owners to install life-saving safety systems (including a lane departure warning, frontal distance monitoring and pedestrian identification). According to a market study published in August 20194, the global ADAS market was estimated at $39 billion in 2018 and is expected to grow to around $190 billion by 2026, at an annual growth rate of around 21%. Another market study, published by Markets and Markets5, estimates the global ADAS market in 2020 at $27 billion, projecting it to grow to around $65.1 billion by 2030, at a compound annual growth rate of approximately 12%. Despite discrepancies in the estimated scope of the market (due to varying research methodologies), it appears that there is unanimity among the research bodies that the ADAS market is expected to grow in the coming years, due in part to mandatory safety regulations, increased demand for Advanced Driver Assistance Systems, and continued development of (partially or fully) autonomous vehicles.

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

Magna

As of October 2022, we were chosen by Veoneer (one of the top five automotive radar suppliers) as the radar chip set solution for their next generation radar (Gen 5). On October 6, 2022, Veoneer signed a memorandum of understanding with us establishing a technical collaboration and business alliance relating to its plans to co-develop radars for automotive-grade safety and advanced driver assistance systems based on our chipsets. Veoneer (Magna) is already sampling its next generation for the imaging radar to OEMs. Veoneer selected our chipset solution for its next generation radars, including a long-range, high-resolution radar with 48x48 RF channels and a 360° surround radar with 24x12 RF channels. During 2022 multiple Request for Quotation (RFQ) or Request for Information (RFI) were submitted based on our chipsets in the United States, Europe and China. During 2023, Magna International Inc. completed the acquisition of Veoneer Active Safety from SSW Partners.

Weifu

On January 8, 2020, we entered into an agreement with Weifu High-Technology Group Co., Ltd (hereinafter: “Weifu”), a Tier 1 automotive manufacturer in China pursuant to which Weifu agreed to develop and manufacture vehicle radar systems based on our radar chips. The agreement with Weifu included, inter alia, a commitment by Weifu to pay us for chipset costs, support in development, system design and documentation. On December 18, 2020, we and Weifu expanded the joint project and agreed to increase the scope of the project for an additional fee. The agreement also stipulated the price that Weifu will pay to buy the chips during the mass production phase. Weifu is in the process of developing radar systems based on our radar chips, and has begun performing demonstrations to OEMs in China, using a sample provided by us. Weifu announced it reached a road pilot phase of our chipset based radar systems. On July 18, 2023, we entered into a technical services agreement with Weifu for services and support to be provided by us to Weifu during a period of 12 months for $1,000,000. On July 28, 2023, Weifu issued an $11.6 million preliminary order for our radar chipsets, for its estimated requirements in 2024 and 2025.

Hirain

On March 1, 2020, we entered a memorandum of understanding with Hirain Technologies, a Tier 1 automotive manufacturer in China, pursuant to which Hirain will develop and manufacture radar systems for vehicles based on our radar chips, backed by funding from a bi-national Israel-China research foundation (Beijing). On August 19, 2020, a distribution agreement was signed between the parties, granting Hirain the right to sell our demo systems to its customers in China. Effective March 1, 2021, we and Hirain entered into an agreement under which Hirain will develop and manufacture automotive radar systems based on our radar chipset. The agreement with Hirain included, inter alia, a commitment by Hirain to pay us for chipset costs, support in development, system design and documentation. During the fourth quarter of 2022, Hirain issued a preliminary order for 340,000 radar chipsets, in order to secure capacity for its anticipated production ramp-up. In January 2024, Hirain announced that it will begin its imaging radars by the end of 2024, following a significant of the successful development of a high-performance B-sample (a production intent system design). Hirain is currently positioned to embark on a rigorous data collection phase, with plans to cover 1 million kilometers using a vehicle fleet equipped with Hirain’s LRR610 Imaging Radars, powered by our chipset. This development initiative is designed to optimize the fusion and perception system, which enables key automotive safety and comfort features.

Ordering samples (proof of concept) - OEMs

As of December 31, 2023, we had received orders from OEMs, Tier 1 manufacturers and other companies who seek to take advantage of the market opportunity to purchase from us our i samples, which are systems for the purpose of testing capabilities and development. The agreements grant the right of use to the recipients of the samples while safeguarding our intellectual property and limiting our liability. The volume of revenue for selling samples is not significant. In October 2021, we were chosen by a European OEM to participate in its artificial intelligence-based technologies for environment perception (radar sensors) innovation project. The revenue from this project is not significant. In 2023, we were chosen by two European OEM for perception projects and by a Japanese OEM for a perception project. The revenue from these projects is not significant.

These selections were further extended to expected participation as a short listing in RFQ for high volume serial production in the second quarter of 2024. Although our primary focus is on seeking orders for commercial production, we believe these agreements with OEMs and Tier 1 manufacturers represent an important part of our marketing effort directed at the OEMs and Tier 1 suppliers.

Chips for non-retail automotive radar systems

Sensrad

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

During 2023, Sensrad was incorporated as a spin-off venture from Qamcom Group’s radar division to offer a unique imaging radar sensor based on the latest software and hardware technology, including our radar chipset. Sensrad is co-owned by Gapwaves, which is considered a technical powerhouse within antenna and radar technology industry.

During January 2023, Sensrad announced significant customer orders for radar systems leveraging our chipset. The recent orders from global companies underscore the market’s recognition of the transformative impact of our radar chipset technology, integrated into Sensrad’s Hugin Imaging Radar systems.

KargoBot

On April 28, 2023, we and Weifu announced a strategic cooperation with DIDI Global’s KargoBot, an autonomous truck company, for developing and marketing safe L4 autonomous trucks with 4D Imaging Radars based on our proprietary chipset. We and Weifu continue to accelerate the implementation on the platform fleets.

Other Evaluations

Our radar is also being evaluated by other leading Tier-1s and we are engaged in discussions with OEMs that did not approve our releasing their names.

Manufacturing

On June 27, 2022, we entered into a manufacturing agreement with GlobalFoundries Singapore Pte. Ltd. (“GlobalFoundries”) for the manufacture of our semiconductor products, as well as other services, including pre-production, quality assurance, assembly, testing and supply-chain management. The initial term of the agreement is five years. The agreement includes customary terms for semiconductor manufacturing agreements, such as product recalls, warranty and business continuity.

We depend on GlobalFoundries to manufacture our semiconductor products. This agreement helps us secure the production of our semiconductor products and GlobalFoundries is committed to supply our binding forecasts.

We leverage GlobalFoundries capabilities as a silicon manufacturer and chipset supply chain management in turn-key work model to better secure production capacity to meet our customers’ fulfillment and quality and reliability automotive requirements.

Research and Development

We were founded as a research and development company, developing microchips for miniature radar systems for companies operating drone fleets, with the aim of providing a technological solution that would enable the drone to detect at high speeds and improved resolution various obstacles, using little electrical power. Once drone technology was developed, we decided to change the focus of our strategy and research and development to the field of chips for radar systems for autonomous vehicles.

Our research and development activities are conducted in Israel. We have received Israel Innovation Authority (“IIA”) grant approval for certain approved programs. We received grants from IIA and the European Community that, as of March 1, 2024, amount to approximately $3.8 million, based on the exchange rate when the grants were received. We are obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products.

Our principal operating expenses are research and development expenses, which were approximately $34.1 million, $36.7 million and $28.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software. The increase in research and development expenses reflects the ramp up in our operations, including hiring and starting work toward our full production plan.

Intellectual Property

Our intellectual property is a crucial part of our business. Our IP rights are protected by a combination of patents, trade secret protection, confidentiality agreements, and other contractual agreements with employees and third parties. We have applied for patent protection in several jurisdictions including Israel, United States, Europe, and China and have been granted patents in both Israel, the United States and the PRC. Unpatented trade secrets are also an important aspect of our business.

We filed patent applications for 18 unique patent families covering a wide range of fields related to our products features and aspects including radar signal processing, radar Tx/Rx integrated circuit design, radar coexistence and mutual interface mitigation techniques, package design, antenna design, post-processing methods and algorithms, and system design. We filed these applications, including utility and provisional applications, in jurisdictions that we believe are the main automotive markets and development centers around the world, principally the United States, the European Union and China. Twenty patents, covering eleven different inventions, have been granted in the United States, Israel and China, with patents generally having a term of 20 years from their filing date. Among the patents granted are patents covering methods for mitigation of mutual interference between automotive radars including frequency hopping multiband chirp techniques, a radome for automotive radar patch antennas, RFIC packaging techniques including low loss transmission lines, a radar-based system for real-time simultaneous localization and mapping, known as SLAM, a MIMO radar array antenna, and a method for separating targets and clutter from noise.

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

The ADAS market is formed of Tier 1 manufacturers which manufacture radar systems, as well as companies that develop and manufacture software and hardware such as chips and sensors for the radar systems, which are called Tier 2 suppliers. We are a Tier 2 supplier, which has its products manufactured by a third-party manufacturer. As a Tier 2 supplier, we supply imaging radar chipset to Tier 1 manufacturers who are building imaging radar systems and to OEMs.

We believe that the following strengths differentiate us and will enable us to successfully compete and maintain our leadership position in our target markets.

●	Technology. We believe that our 4D imaging radar technology brings the fundamental leap required to achieve true radar imaging capabilities to the level that it can be used as a primary sensor for perception in tandem with cameras and optionally LiDAR. Our technology addresses the key challenges in the automotive radar domain while maintaining competitive size, power and cost for the Level 2+, Level 3 and Level 4 mass market, for high-density, high-resolution RF front-end, through cutting-edge algorithms to effectively utilize the radar and the powerful radar processing unit required to run the radar. We believe our technology will bring safety and autonomy to the mass market in all weather and all lighting conditions with redundancy at an attractive cost.

●	Cost and Energy Efficient High-Performance Radar Solutions. Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively highly priced individual components such as radar sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. We expect that our products will be competitively priced as a result of mass production. We believe that our products will be competitively prices will offer better performance.

●	Global Coverage and Large Ecosystem. Our products are marketed worldwide and amenable to implementation globally.

●	Significant Validation from Leading Companies in the industry. Our progress has garnered the attention of major companies in the industry.

●	Automotive grade development and production. Vehicle components, particularly parts of the autonomous vehicle driving technology system, are required to have a high functional safety grade. Achieving compliance with functional safety standards is a time-consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Since 2018, we have worked closely with leading Tier-1 suppliers such as Veoneer, Valeo, Hirain and Weifu, to develop a radar solution that meets these rigorous requirements. This process has included continuous and extensive product-safety auditing. As a result of our close work with these Tier 1 automotive suppliers, we have developed rigorous safety and quality expertise. We believe that this experience provides us with a competitive advantage in marketing against companies that have not worked with Tier 1 automotive suppliers in the development of their product.

●	Relationships with multiple Tier-1 suppliers enable market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design in order to produce and deliver the vehicles on time. Therefore, designs for mass-production of reliable Level 2+ to Level 3 and Level 4 consumer car programs where imaging and perception radars are required, is expected in 2025-2028 are being decided in 2024. Radar solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our experience working with Tier 1 automotive suppliers and OEMs places us in a better position to market to the next generation of autonomous vehicles.

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

The following chart compares the performance of radar chipset, to our chipset:

While Texas Instruments and NXP offer a low-resolution radar chip of 4Rx * 4Tx, capable of scaling up to 16Rx * 16 Tx without a dedicated processor for current generation radars, other companies are targeting the imaging radar space with high resolution radar chipsets.

Mobileye

After previously announcing the development of a 2,304 virtual channels radar (48x48 Rx*Tx), Mobileye has announced that it updated its channel count to 1,536 virtual channels (32x48), which we believe gives up some image quality resolution and decreases the throughput and required processing power. We believe that on the one hand MobilEye’s decision to develop a 4D imaging radar is significant to the automotive market in acknowledging Mobileye’s view of the imaging radar’s key role in the overall perception solution, while on the other hand we believe that our excess channel count indicates that our solution has a higher angular native resolution with lower native false alarms and an efficient handling of high throughput and processing. Mobileye has stated that its radar system is planned to complete production in 2025, which we believe places Mobileye two years behind us. We believe that Mobileye plans to play some of the roles of the Tier 1 automotive supplier, and compete with our customers, who are leading automotive radar Tier 1s, with years of experience in this space. We believe, based on the specification Mobileye published, that our current chipset has better performance, price and power and that using our radar chipset solution would better meet the needs of the developing autonomous vehicle market.

We believe that our technology offers advanced radar performance at an affordable price. The illustration below provides a comparison of the leading radar systems channel count and prices.

*Source: Arbe’s assessment of competitive landscape

Current Generation ADAS Radars

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

Ambarella for short range radar

During 2021, Ambarella acquired Oculii, which was established in 2013, and offers a software solution which is implemented on top of traditional 4Rx * 3Tx radar chips, with the aim to improve the elevation and azimuth resolution and to expand the field of view. This approach will also lead to a denser point cloud, which in turn would allow more advanced signal processing. However, this software solution is not applicable to autonomy level beyond level 2, in complex driving features and with higher levels of autonomy.

Continental ARS 540

The Continental system is based on four Texas Instrument 3Rx * 4Tx chips, cascaded to achieve a 16*12 array, as well as the Xilinx FPGA (field-programmable gate array) board, and not a radar processor on a chip like our solution. FPGA is not designed for large scale automotive solutions, and therefore has many drawbacks - it is expensive, the continental system costs in the range of $200 in high volumes, it requires high power consumption, has heat dissipation issues, and supports fewer frames per second and very low number of detections per frame. The platform may have ambiguity issues increasing the false alarm rate as well as filtering out real detection.

Environmental, Social and Governance (ESG)

As an auto-tech company, we have developed what we believe is a revolutionary radar that will enable truly safe driver-assist systems that can save lives on the road. Our mission is to strengthen and enhance the safety of vehicle users and others in the industry who can apply the technology to their service.

Our Environmental, Social and Governance (ESG) practices are guided by our social mission of saving lives and securing people’s safety on the road. Notably, the social element in ESG is reflected in the essence of our product as we created a system that assists with the prevention of injuries and fatalities while driving. As part of our community involvement. we encourage our employees to participate in in volunteering initiatives in the local community. As part of our spirit, we strengthen diversity and equality through equal pay and affirmative action towards recruiting and advancing qualified women.

We conduct our business activities based on a firm commitment to ethical values and corporate governance best practices. Our policy is to follow leading ESG principles in relation to our supply chain, including, evaluating, and engaging responsible suppliers. Our suppliers must operate in compliance with all applicable national and international laws and regulations, as well as implementing the principles of the Responsible Business Alliance (RBA) Code of Conduct. We are working with GlobalFoundries, a company that we believe values, supports and leads best ESG practices.

We believe in the importance of promoting and adopting practices that support ESG implementation within our activities. During 2023, we identified significant ESG topics relevant across all company activities. We will continue to advance our commitment to ESG practices across our operations, as well as monitor the development of regulatory requirements.

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

Autonomous vehicles are subject to emerging regulatory frameworks at the federal and state levels that are in a rapid state of change. In general, at both the federal and state level, the U.S. has provided a positive and relatively permissive legal environment to allow the safe testing and development of autonomous functionality. We do not anticipate any near-term federal standards that would impede the foreseeable deployments of our radar technology. Some states, however, particularly California and New York, still enforce certain operational or registration requirements for certain autonomous functions. For example, California has been regulating autonomous vehicles in some fashion since 2012 through various restrictions and appears poised to continue to do so, as in December 2022, California introduced new legislation that would prohibit full self-driving marketing claims. California state lawmakers are also considering bills that would prohibit autonomous trucks and self-driving vehicles weighing more than 10,001 without human drivers behind the wheel. It is possible that restrictions at the state level in the U.S. will ease or be removed as the data and experience supporting the safety of autonomous functionality continues to grow, but we cannot predict when or whether that might happen. However, we believe such hurdles will be removed as state regulators gain better experience with the technology. U.S. federal regulations, however, remain largely permissive of deployments of higher levels of safe and responsible autonomous functionality.

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

In 2023, the NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several FMVSS to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. The NHTSA also proposed rules to update FMVSS for crash avoidance, safety messaging and passengerless vehicles and jointly proposed a rule with the Federal Motor Carrier Safety Administration regarding AEB test devices for heavy vehicles.

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

Overall, the autonomous vehicles regulatory landscape is still evolving rapidly. We may become subject to additional regulatory schemes and requirements as the development of federal, state and foreign legal frameworks around autonomous vehicles continues to develop and change.

In recent years, governments, authorities and organizations around the world have sought to tackle the problem of traffic accidents, through, among other methods, regulation and legislation that encourage, and even require, installation of ADAS in vehicles. Such trends are gaining momentum and are being promoted by the NHTSA and Euro-NCAP, among others, who institute standards for safety ratings for new vehicles, and provide the highest rating (5 stars) where advanced technology for the prevention of traffic accidents is installed. A similar trend applies to the Chinese car safety assessment program CNCAP which incorporates “Active Safety” criteria into its 5-star rating. In Israel, for instance, in 2015, the government approved the Ministry of Transport’s plan to provide a financial incentive for private vehicle owners to install lifesaving safety systems, and to establish that buses and trucks would be required to install a system for identifying pedestrians as a condition for renewing the vehicle’s license.

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

C. Organizational Structure

We have three wholly-owned subsidiaries, two in the United States -- Arbe Robotics US Inc. and Autobot HoldCo. Inc., both Delaware corporations, and one, Shanghai Arbe Technologies Co., Ltd., organized under the laws of the People’s Republic of China.

D. Property, plants and equipment.

We do not have any material tangible fixed assets. We do not own any real estate. We rent offices from third parties, extending over an area of approximately 2,000 square meters located in 105 and 107 HaHashmonaim Street in Tel Aviv. We pay monthly rent of approximately $37,600. The offices serve for both our R&D activities and our corporate headquarters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 and notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in Section D under Item 3 of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are driving a radar revolution, paving the way for an autonomous future, utilizing an outstanding, truly safe, commercially viable, 4D Imaging solution. As a global leader in radar technology, we enable safe roads today paving the way to full autonomy for passenger cars, autonomous trucks, delivery robots, robotaxies, commercial vehicles, and empowering a wide array of safety applications with advanced sensing and paradigm-changing perception.

Founded in 2015 by Chief Executive Officer Kobi Marenko, Chief Technology Officer Dr. Noam Arkind, and former Chief Operations Officer Oz Fixman, our breakthrough technology has transformed radar as a sensor for ADAS (advanced driver assistance systems) and autonomous vehicles from the chip-level up, with technological breakthroughs across all core components. As a result, we have created what we believe is the leading imaging radar sensor, the only radar capable of enhancing perception algorithm that meets the demanding performance, safety, and cost requirements for Level 2+ through Level 5 autonomous vehicles, bypassing the traditional limitations of legacy radar technology- low resolution, inability to sense stationary objects, high false alarm rate, lack of resolution, to name a few. Integrating the advanced hardware with our custom AI stack enables support for advanced perception capabilities at mass market prices, with top performance in all environments, weather and lighting.

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

Our advanced semiconductors technology has made us one of the leading providers for the world’s top OEMs. With 136 employees, as of March 1, 2024, we have scaled to over 39 evaluation projects and were have been advised that we are on the short list with nine OEMs, robotaxis, delivery robots, and autonomous trucks projects. We have been selected for evaluation by five “Imaging Radar - based perception” projects, out of them, two are top five global OEM which are progressing towards selection in 2024.

Revenue for the ADAS/AD radar industry is expected to have an estimated total addressable market opportunity of approximately $13.5 billion in 20286. Our model to capture this opportunity is to work directly with top established Tier 1 automotive suppliers in order to power their next generation radars. Correspondingly, we have established relationships with four Tier-1 suppliers who are building production radars based on our chipset, including Magna, Weifu, Hirain, and Sensrad. GlobalFoundries, our chip manufacturer which is responsible for chip production and supply chain management, has advised us that it will have the capacity necessary to meet our anticipated commitments for 2024 and 2025.

[6]	Yole Group, Driving Radar Resolution, September 2023.

Key Factors Affecting our Operating Results

We believe that our future performance and success depends to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this annual report in Item 3 under “Risk Factors.”

In our industry, staying ahead hinges on delivering cutting-edge technology at competitive prices. Success requires us to consistently offer the latest advancements, which is why we channel our research and development towards maintaining our technological edge. Our ability to thrive is closely tied to the worldwide demand for ADAS.

Although we believe that widespread adoption of 4D imaging radar across applications for safety and autonomy is approaching and that we are well-positioned in both automotive and non-automotive markets to take advantage of this opportunity, mass production passenger vehicles OEMs are just beginning to develop level 2+ and autonomous systems that will rely on incorporating imaging radar technology. We expect the rate of actual adoption and commercialization of radar-based solutions by automotive OEMs and their suppliers will impact our results of operations, including revenue and gross margins for the foreseeable future. Government regulations relating to ADAS and autonomous driving solutions are also key factors in the development of the market.

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

Our radar system is being evaluated by eleven of the top-15 global automakers by sales, reflecting the significant commercial interest in imaging radar. We anticipate that these programs will make their decisions with respect to their radar technology commencing in 2024. We also have a preliminary orders from Hirain, the leading Chinese ADAS Tier 1 supplier, for the first months of production, moving us into the mass production phase. The order consists of 340,000 radar chipsets that will be supplied to Hirain’s customers throughout China, and a preliminary order from Weifu, a high-technology ghasroup, a prominent tier 1 supplier in the Chinese automotive market, for a $11.6 million. Because of the preliminary nature of the order, it is not included in our backlog.

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

As with other companies engaged in ADAS, our business is dependent upon regulations relating to autonomous driving solutions. Although we believe that our systems comply with applicable regulations, any new regulations may have the effect of preferring one technology over other technologies, Since the nature and scope of future regulations may be affected by conditions and events, we cannot predict the nature of any future regulations and their effect on our business,

Market Trends and Uncertainties

We estimate the total addressable market for Advanced Drive Assistance Systems, known as ADAS, and autonomous driving technology, will grow to approximately $65.1 billion or more in 20307 and we believe that this growth will result in a demand for our imaging radar chips. As automotive OEMs have shifted their focus from Level 4/5 autonomy to Level 2+, we believe we have the opportunity, with our first to market 4D imaging radar, to capture a significant share of the lucrative market. We believe that we are positioned as the leading company with deeply integrated hardware and software products that currently meet the OEM specification requirements for safe Level 2+ to Level 5 autonomy, which constitutes a significant portion of the market.

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

Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy could have a material adverse effect on our business, results of operations, and/or financial condition.

War with Hamas, Terrorism and Related Conflicts

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israel’s civilian population and industrial centers along Israel’s border with the Gaza Strip and in the Central District of Israel. Following the attack, Israel’s government declared war against Hamas and a military campaign against the organization as Hamas. In addition, Hezbollah has attacked military and civilian targets in northern Israel, to which Israel has responded. How long the current conflict in Gaza becomes is unknown at this time and any continued clash among Israel, Hamas or Hezbollah or other countries in the region may escalate in the future into a greater regional conflict. To date, our operations and financial results have not been affected in any material affect, and we are considering different measures to seek to address this conflict risks. These risks are disclosed in greater detail in “Risk Factors – Risks Related to our Incorporation and Location in Israel -- Conditions in Israel could materially and adversely affect our business.”

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

Fully autonomous vehicles are still nascent, and regulation of autonomous driving is evolving globally on both a local and national level. We believe that regulatory bodies will demand that AV functionality undergo certain validation and audit requirements before autonomous driving is permitted. The potential impact of regulatory requirements and initiatives on the timing for widespread adoption of fully or even partially autonomous driving and on the cost of developing and introducing autonomous driving solutions is uncertain. Notwithstanding the uncertainties, we see a clear trend of adopting partial autonomous driving features, operated in specific scenarios, under specific conditions and in different level of supervision radars that are based on our chipset can help develop such features and make them available on private vehicle and in high level of safety at a very affordable cost.

We cannot provide any assurance how any such regulations will impact us and the extent of such impact, particularly if autonomous driving is prohibited in certain areas.

[7]	https://www.marketsandmarkets.com/Market-Reports/driver-assistance-systems-market-1201.html

Effect of the Russian Invasion in Ukraine

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale, including the effects of fuel shortages in Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union, Israel and other nations across the globe including those without any direct business ties to the Russian Federation or Ukraine. Although we do not have any business in Russia or Ukraine, the effects of the invasion could affect the European economy, which may affect European automobile companies.

Reliance on Supplier

Since we rely on GlobalFoundries for our manufacturing, to the extent that any of the factors described above affect GlobalFoundries, including its ability to obtain the semiconductors necessary for our product, our ability to deliver any products that are ordered from us will be impaired, which may impact our ability to obtain orders for our products.

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

Results of Operations

Years Ended December 31, 2023, 2022 and 2021

	Year Ended December 31,
(dollars in thousands)	2023	2022	2021
Revenues	$1,470	$3,517	$2,249
Cost of Revenues	1,508	1,283	1,440
Gross Profit (Loss)	(38)	2,234	809
Operating Expenses:
Research and Development	34,082	36,731	28,564
Sales and Marketing	5,194	4,621	1,814
General and Administrative	7,571	8,613	3,709
Total Operating Expenses	46,847	49,965	34,087
Operating Loss	$(46,885)	$(47,731)	$(33,278)
Financial Expenses (Income), net	(3,385)	(7,237)	24,814
Net Loss	$(43,500)	$(40,494)	$(58,092)

Basic loss per share attributable to Ordinary Shareholders	$(0.60)	$(0.64)	$(2.64)
Weighted-average number of shares used in computing basic loss per share attributable to Ordinary Shareholders	72,021,520	68,489,983	22,027,292

Diluted loss per share attributable to Ordinary Shareholders	$(0.71)	$(0.80)	$(2.64)
Weighted-average number of shares used in computing diluted loss per share attributable to Ordinary Shareholders	62,390,302	60,960,641	22,027,292

Revenue

The following table sets forth our revenue for the years ended December 31, 2023, 2022 and 2021 by geographic region (dollars in thousands):

	Year Ended December 31, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by Geography:
China	639	43.5%	$1,476	42.0%	$702	31.2%
Hong Kong	266	18.1%	-	-%	35	1.6%
Sweden	247	16.8%	1,276	36.3%	928	41.2%
USA	148	10.1%	135	3.8%	63	2.8%
Germany	81	5.5%	284	8.1%	351	15.6%
Israel	50	3.4%	25	0.7%	34	1.5%
Italy	-	-	124	3.5%	-	-
Switzerland	-	-	197	5.6%	53	2.4%
Other	39	2.6%	-	-	83	3.7%
Total revenue	$1,470	100%	$3,517	100%	2,249	100%

The reduction in revenue in 2023 compared to 2022 was mainly due to reduction in chipsets sales and to lower extent due to reduction in professional services, as we shifted our focus to chips for production. The increase in revenue in 2022 compared to 2021 was primarily driven by sales of chipsets.

Cost of Revenue

Cost of revenue includes the manufacturing cost of radar sensors and chipsets, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with our customer support personnel and an allocated portion of facility, IT costs and depreciation. Once we are operating on a production basis, we expect cost of revenue to increase as we increase our revenue, however, we expect the cost per unit to decrease over time as we shift from the manufacturing of prototype full radar system to production of chipsets sales in response to orders for commercial quantities. The fixed cost components (most notably labor cost) will also drive margin improvement upon revenue increase due to leveraging economy of scale notwithstanding increased labor costs.

Cost of revenue for 2023 was approximately $1.5 million, resulting in a gross loss of approximately $0.04 million. Cost of revenue for 2022 was approximately $1.3 million, resulting in a gross profit of approximately $2.2 million. Cost of revenue for 2021 was approximately $1.4 million, resulting in a gross profit of $0.8 million.

Gross Margin

Gross margin for 2023 was negative margin of 2.6% compared to 63.5% gross margin in 2022 and to 36.0% in 2021. The negative gross margin in 2023 primarily resulted from reduced revenue and fixed costs. The improvement in gross margin for 2022 compared to 2021 was primarily related to economy of scale, revenue mix and lower cost per unit as we progress toward commercial production.

Operating Expenses

Research and Development Expenses

Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software.

Research and development expenses include:

●	Personnel-related expenses, including salaries, benefits, and share-based compensation expense for personnel in research and engineering functions;

●	Expenses related to materials, software licenses, supplies and third-party services;

●	Prototype expenses;

●	Operation costs related to develop manufacturing processes;

●	Allocated portion of facility and IT costs and depreciation; and

●	Participation grants received from the Israel Innovation Authority (“IIA”) and the European Union “Ecsel” program (Electronic Components and Systems for European Leadership), which reduced our research and development expense in 2023, 2022 and 2021.

Our principal operating expenses is research and development, which was approximately $34.1 million in 2023, $36.7 million in 2022 and $28.6 million in 2021. The reduction of $2.6 million in 2023 compared to 2022 was mainly due to reduction in subcontractors cost and in cost of materials purchased, as we progress towards production items and to a lesser extent, the reduction related to favorable foreign exchange rate impact, partially offset by increase in share-based compensation to employees.

The increase in 2022 from 2021 was primarily as a result of a $8.3 million increase in labor costs including share-based compensation costs, driven mainly by increased headcount and higher value of equity awards offset by foreign exchange impact, as our expenses are incurred in NIS and our financial statements are in US dollars.

Research and development expenses in 2024 will include mainly activities relating to product enhancement and new products as well as the development of the next generation radar system.

Sales and Marketing Expenses

Sales and marketing expenses were approximately $5.2 million in 2023 compared to $4.6 million in 2022 and $1.8 million in 2021. The increase of $0.6 million in 2023 was primarily attributed to an increase in employee share-based compensation, partially offset by favorable foreign exchange rate impact. The increase of 2.8 million in 2022 was primarily attributed to labor cost, which included share-based compensation, and to a lesser extent an increase in travel and conferences cost.

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

General and Administrative Expenses

General and administrative expenses, which were approximately $7.6 million in 2023, approximately $8.6 million in 2022 and approximately $3.7 million in 2021, consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including legal, audit, accounting services and other costs related to our status as a publicly traded company as well as expenses for facilities, depreciation, and travel. Personnel-related expenses consist of salaries, benefits, foreign exchange rate impact and employee share-based compensation. The decrease of $1.1 million in 2023 was primarily related to a reduction in our directors and officers (D&O) insurance. The increase of approximately $4.9 million in 2022 was primarily caused by an increase in labor cost and employee share-based compensation costs of approximately $2 million and an increase of $2.3 million which was attributed to additional legal, accounting, and general overhead costs resulting from our status as a public company, most notably directors and officers (D&O) insurance.

Financial Expenses, Net

Financial income, net of $3.4 million in 2023, was primarily related to deposit interest, favorable foreign exchange rate revaluations and to a lesser extent, warrants revaluation income. Financial income, net of $7.2 million in 2022, was primarily related to revaluations of warrants issued to shareholders partially offset by loan interest and exchange rate impact. Financial expenses, net of $24.8 million in 2021, were primarily related to $6.3 million revaluations of warrants issued to shareholders and $17.9 million revaluation of convertible loan.

To the extent that our financial expenses is based on a change in warrant liability, as our stock price increases the warrant liability increases with a result that we incur a financing charge as a result of an increased liability, and as our stock price decreases, we incur financing income which has a positive effect in the results of our operations as a result of a decreased liability.

Liquidity and Capital Resources

Prior to the Merger with ITAC, we historically funded our operations primarily from private placements of our equity securities as well as loans, including convertible loans. As a result of the Merger, we received total gross proceeds of approximately $118.3 million out of which transaction costs were approximately $16.7 million. The total gross proceeds include the $100 million from the sale of 10,000,000 ordinary shares to PIPE investors at $10.00 per share and $18.3 million, representing the funds remaining in ITAC’s trust account after payment to the redeeming ITAC stockholders. As of December 31, 2023, we had cash and cash equivalents totaling $28.6 million and bank deposits totaling $15.4 million, with no debt. Cash equivalents and bank deposits are invested in accordance with our investment policy. Prior to the Merger, our principal sources of liquidity was approximately $70 million of net proceeds received through private placements, invested as an advance on account of issuance of convertible preferred shares (which share were converted into ordinary shares immediately prior to the Merger) or exercise of warrants.

During June 2023, we raised $23.0 million from Special Situations Funds, a family of funds focused primarily on growth oriented small public companies with a concentration on the technology and life sciences industries, pursuant to which we issued a total of 11,794,873 Ordinary Shares at a purchase price of $1.95 per share. Existing investors also joined this round. The aggregate net proceeds received by the Company from the offering were $22.5 million net of underwriting discounts and other offering costs.

Selected Balance Sheet Information (dollars in thousands).

	December 31.
	2023	2022
Current assets	$47,436	$58,756
Working capital	41,225	48,327
Accumulated deficit	(203,640)	(160,140)
Shareholders’ equity	42,093	48,753

As of December 31, 2023, we had cash and cash equivalents totaling $28.6 million and bank deposits totaling $15.4 million. We use our funds primarily for our operating activities. Cash and cash equivalents are invested in accordance with our investment policy. As of December 31, 2023 and 2022, we had no debt.

Cash Flow Summary

The following table summarizes our cash flows for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Years Ended December 31,
	2023	2022	2021
Net cash used in operating activities	$(33,513)	$(40,362)	$(26,416)
Net cash used in investing activities	(15,251)	(1,318)	(684)
Net cash provided by (used in) financing activities	23,199	(4,941)	125,082
Net (decrease) increase in cash and cash equivalents and restricted cash	(25,612)	(45,432)	97,982

Operating Activities

During the year ended December 31, 2023, operating activities used approximately $33.5 million in cash. The primary factors affecting operating cash flows during this period were net loss of approximately $43.5 million, impacted by non-cash charges of approximately $13.4 million consisting of $13.6 million of share-based compensation and depreciation of approximately $0.6 million offset by warrants revaluation of approximately $0.8 million. Additionally, our working capital has decreased by approximately $3.4 million.

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

Investing Activities

During the year ended December 31, 2023, cash used in investing activities was approximately $15.3 million, which was primarily from cash used to short-term deposits consist of approximately $15.0 million and purchase from cash used to equipment and leasehold improvements of approximately $0.3.

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

Financing Activities

During the year ended December 31, 2023, cash provided by financing activities was approximately $23.2 million, consisting primarily of proceeds from issuance of ordinary shares of approximately $22.5 million and issuance and exercise of options of approximately $0.7 million.

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

Funding Requirements

We expect our 2024 expenses to be in line with or slightly greater than the 2023 level. Our production build-up efforts have stabilized, and we have progressed toward productization, alongside with our efforts to streamline our expenses and to emphasize resources to support our next step target from proof-of-concept phase to the production and commercialization stage. We continue to expand our research and development activities, and we expect to incur commercialization expenses related to product sales, marketing, manufacturing and distribution. Our costs and our revenue can be impacted by the conditions described in the ‘Overview under Market Trends and Uncertainties’ as well as the factors described in Risk Factors, which would affect our requirement for additional funding.

We also expect to incur additional losses before we receive incremental revenues to offset the losses. We anticipate that we will shift toward profitable operations in the coming years. We anticipate the current cash balance together with our revenues will enable us to continue until we are cash flow positive from operations.

Our losses will be driven by:

●	expand production capabilities to bring our chipset to automotive grade production;

●	expand our design, development, installation and servicing capabilities;

●	significant investment in research and development;

●	increase our sales and marketing activities and develop our distribution infrastructure; and

●	increase our general and administrative expenses to support the growth and public company infrastructure.

In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We are considering the issuance of debt securities for working capital in anticipation of our proposed production ramp up in 2025.

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

 We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, our Post-Combination Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we achieve total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we issue more than $1 billion in non-convertible debt in the prior three-year period or (iv) December 31, 2025. We expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

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

Name	Age	Position(s)
Yair Shamir	78	Director and Chairman of the Board
Ehud Levy	58	Director
Boaz Schwartz, PhD	61	Director
E. Scott Crist	58	Director
Thilo Koslowski		Director
Alexander Hitzinger	52	Director
Yonina Eldar, PhD	51	Director
Kobi Marenko	51	Chief Executive Officer and Director (co-founder)
Noam Arkind, PhD	37	Chief Technology Officer and Director (co-founder)
Karine Pinto-Flomenboim	46	Chief Financial Officer
Ram Machness	51	Chief Business Officer
Shlomit Hacohen	50	Chief Marketing Officer
Shay Naeh	54	Vice President Operations
Nadav Snir	43	Vice President IC

Directors

Yair Shamir, Chairman of the Board

Mr. Shamir was appointed as a director on December 9, 2019, and he has served as Chairman of the Board since December 16, 2021. Mr. Shamir is co-founding and managing partner of Catalyst Investments. Mr. Shamir was elected as a member of the 19th Knesset (Israeli Parliament) and served as Minister of Agriculture and Rural Development for the Government of Israel from 2013 until 2015. Mr. Shamir serves as chairman of the Shalem College, a research and educational institute in Jerusalem. Mr. Shamir has formerly served as chairman of the National Road Safety Authority and of four government companies: Metropolitan Mass Transit System (NTA), Israel Aerospace Industries (IAI), EL-AL Israel Airways and the National Roads Company.  Mr. Shamir has served as a member of numerous company boards within Catalyst’s investment portfolio. From 2003 to-2007, Mr. Shamir was the Chairman of Shamir Optical Industry Ltd (NASDAQ: SHMR). From 1997-2006, Mr. Shamir served as the CEO and Chairman of VCON Telecommunications Ltd. From 2005-2013, he served as a board member of DSP Group Corporation (NASDAQ: DSPG). Mr. Shamir was the CEO of Elite Food Industries, Ltd. between the years of 1994 and 1995. From 1995 to 1997, Mr. Shamir served as Executive Vice President of the Challenge Fund L.P. Prior to this he was Executive VP of Scitex Corporation and General Manager of Scitex Israel from 1988 until 1993. Mr. Shamir was the Chairman of Gvahim from 2006 to 2013. He was also a Board Member of Mikveh Israel from 2010 until 2013. Mr. Shamir was also a member of the Board of Governors of the Technion University and sat on the executive committee of the Beer Sheva University from 1990 until 2013. Mr. Shamir served in the Israeli Air Force as a pilot and engineer from 1965-1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Israeli Air Force. Mr. Shamir holds a B.Sc. in Electronics Engineering from the Technion, Israel Institute of Technology.

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

Boaz Schwartz PhD, Director

Dr. Schwartz was appointed as a director on October 7, 2021, upon closing of the Merger. Dr. Schwartz is a seasoned finance professional and a tech investor. Dr. Schwartz has founded and managed Deutsche Bank Israel for 24 years and until December 2020. Following his retirement from Deutsche Bank, Dr. Schwartz became an active tech investor in both early and late-stage companies. He has a wide portfolio of investments in Fintech, Autotech and other technology related ventures. Dr. Schwartz is an active investor and works closely with his investee companies helping on both strategy and finance related matters. Dr. Schwartz has developed Deutsche Bank Israel to become one of the leading global investment banks operating in Israel with very strong corporate finance advisory franchise, the leading project finance bank in Israel, the top foreign bank on TASE, and a leading trader in the Israeli fixed income and forex. Dr. Schwartz is a senior advisor to Vitruvian Partners in Israel; a board member and chairman of the finance committee of IDC Herzliya — the only private university in Israel ;board member of iArgento Ltd — a traded venture capital fund; Covercy Ltd — a real estate investment management SaaS platform and Foretellix Ltd. - a verification and validation automation tool for autonomous vehicles; a board observer of Addionics Ltd. - an enabling battery technology for automotive industry and Trieye - a leading HD SWIR imaging and 3D camera developer; and the vice-Chairman of Zabar Solar Ltd. — a leading green energy developer and operator. Dr. Schwartz is also a long time member of the Israeli chapter of the YPO. Dr. Schwartz earned a PhD in Finance from the University of Chicago; MBA with Distinction from the Wharton School at the University of Pennsylvania; MSc and BSc in Electrical Engineering from the University of Tel Aviv.

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

Thilo Koslowski, Director

Mr. Koslowski was appointed as a director on February 21, 2022. Mr. Koslowski is a board advisor and an executive strategic consultant to various companies and startups in the technology, automotive and digital business markets and to venture capital firms. Mr. Koslowski has an extensive background in the fields of autonomous cars, smart-mobility and digital customer experience. From 2016 to 2020, Mr. Koslowski was the founder and CEO of Porsche Digital, a wholly owned subsidiary of Porsche AG, serving as the technology and digital unit of Porsche AG. From 1999-2016, Mr. Koslowski was VP and practice leader at Gartner, Inc, a leading technological research and advisory firm, where he established Gartner’s global automotive advisory-services. Mr. Koslowski is a board member, observer and investor in international startups. In addition, as part of Mr. Koslowski’s years at Porsche Digital, he was the co-founder and board member of APX, Europe’s leading early-stage joint venture capital, backed by both Axel Springer and Porsche.

Alexander Hitzinger, Director

Mr. Hitzinger was appointed as a director on May 2, 2022. Mr. Hitzinger led the self- driving development, was a member of the management board of Volkswagen Commercial Vehicles from January 2019 to June 2020 and from June 2020 to February 2022 served as chief executive officer of Artemis GmbH, where he was the chief architect of the revolutionary vehicle concept for next generation autonomous mobility for their flagship-product Audi Landjet. Prior to his role at VW Group, from April 2016 to January 2019, Mr. Hitzinger held the position of head of product design for autonomous transportation at Apple, where he was responsible for building and leading the automotive team at the company. He was also the technical director and chief engineer for the Porsche 919, which was the winner of 24 hours of Le Mans and the World Endurance Championship for three consecutive years. Mr. Hitzinger also serves as a Board Member and Advisor to multiple technology companies in the United States and Israel, such as Arbe Robotics, Electra Vehicles, Tau Motors and Foretellix. Mr. Hitzinger holds a Bachelor in Mechanical Engineering and a Masters in Business Administration.

Yonina Eldar PhD, Director

Prof. Eldar was appointed as a director on November 7, 2023. Prof. Eldar, is a professor in the Department of Mathematics and Computer Science, Weizmann Institute of Science, Rehovot, Israel, where she holds the Dorothy and Patrick Gorman Professorial Chair and heads the Center for Biomedical Engineering. Prof. Eldar was previously a professor in the Department of Electrical Engineering at the Technion, where she held the Edwards Chair in Engineering. Prof. Eldar is also a visiting professor at MIT, a visiting scientist at the Broad Institute, a visiting research collaborator at Princeton, an adjunct professor at Northeastern University and Duke University, an advisory professor of Fudan University, a distinguished visiting professor of Tsinghua University, and was a visiting professor at Stanford. Prof. Eldar is a member of the Israel Academy of Sciences and Humanities (elected 2017) and of the Academia Europaea (elected 2023), an IEEE Fellow, a EURASIP Fellow, a Fellow of the Asia-Pacific Artificial Intelligence Association, and a Fellow of the 8400 Health Network. Prof. Eldar is author of the book “Sampling Theory: Beyond Bandlimited Systems” and co-author of eight other books in the areas of convex optimization, compressed sensing, radar, communications, imaging, information theory and machine learning. Prof. Eldar received her B.Sc. degree in physics and B.Sc. degree in Electrical Engineering from Tel-Aviv University, and her Ph.D. in electrical engineering and computer science from the Massachusetts Institute of Technology.

Senior Management

Kobi Marenko, Chief Executive Officer, Co-Founder and Director

Mr. Marenko has served as a director and our Chief Executive Officer since inception on November 4, 2015. Jacob Marinka, who is also known as Kobi Marenko, is an entrepreneur with over 20 years of experience in leading technology and media startups from seed stage to acquisition. Prior to founding us, from 2012 to 2014, Mr. Marenko was the founder and President of Taptica, a mobile DSP listed on the London Stock Exchange (LON: TRMR). Prior to this experience, from 2004-2012, Mr. Marenko was the founder and CEO of Logia, a mobile content platform acquired by Digital Turbine (NASDAQ: APPS). For over 20 years, Mr. Marenko was leading tech and media startups from seed to acquisition. Mr. Marenko holds a BA in Philosophy from Tel Aviv University.

Noam Arkind PhD, Chief Technology Officer, Co-Founder and Director

Dr. Arkind has served as a director and our Chief Technology Officer since inception on November 4, 2015. Dr. Arkind has over 10 years of experience in R&D and holds a Ph.D. in Applied Mathematics from the Robotics Lab at Weizmann Institute of Science. Prior to founding us, from 2013 to 2015, Dr. Arkind led the algorithm development at Taptica and the Space IL control system. Dr. Arkind holds a B.Sc. in Applied Mathematics from Bar Ilan University, a M.Sc. and PhD in Mathematics and Computer Science from the Weizmann Institute of Science.

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

Ram Machness, Chief Business Officer

Mr. Machness has served as our Chief Business Officer since April 30, 2018. Since July 2023, Mr. Machness has also served as head of our radar group. Mr. Machness has over 30 years of experience in embedded systems and the semiconductor industry. Prior to joining us from 2007 to 2018, Mr. Machness managed the business development, customer engagement and product marketing at TI (Nasdaq: TXN), a Global American based technology company that designs and manufactures semiconductors. Prior to this experience, from 2003-2007, Mr. Machness served in various consulting position in companies such DSP Group (Nasdaq: DSPG), a global leader in wireless communications and voice processing chipsets and algorithms for a wide range of smart-enabled devices, and Microsoft (Nasdaq: MSFT), A multinational technology corporation which produces computer software, consumer electronics, personal computers, and related services. His professional experience also includes roles in system engineering and R&D management. Mr. Machness holds a B.A in Computer Science from The Open University and an MBA Tel Aviv University.

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

Nadav Snir, Vice President IC

Mr. Snir has served as our Vice President IC since February 2023. As Vice President IC, Mr. Snir leads our IC Research and Development group. From July 2018, Mr. Snir led our RFIC R&D team. Prior to joining us, Mr. Snir worked as an RFIC Design Engineer at DSP Group and at ELIPSE RFIC Array Devices. Mr. Snir received an MBA degree from the Technion, and a B.Sc. in Electrical and Computer Engineering from Ben Gurion University.

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

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that, we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings and with respect to the Nasdaq requirement of obtaining stockholder approval for the certain issuance of more than 20% of our common shares. As permitted under the Israeli Companies Law, pursuant to our Restated Articles, the quorum required for an ordinary meeting of shareholders consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders). Israeli law has no requirement for obtaining shareholder approval for the issuance of equity securities and, accordingly, our board has the authority to issue ordinary shares without obtaining shareholder approval under circumstances where shareholder approval is required under the Nasdaq corporate governance regulations. Although we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules. To the extent that we elect to take advantage of the exceptions permitted to foreign private issuers, we must disclose those exceptions and describe the relevant Israeli law provisions.

6. B. Compensation

Required Approvals under the Israeli Companies Law

Under the Israeli Companies Law, terms of office and employment of executive officers and directors, are generally subject to the approval of the compensation committee and the board of directors and must generally be consistent with the Company’s Compensation Policy, which is mandated by the Israeli Companies Law.

Directors

Under the Israeli Companies Law, the compensation of a public company’s directors generally requires the approval of its compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, the approval of its shareholders at a general meeting. If the compensation is inconsistent with the Company’s compensation policy, the shareholder approval will require the Compensation Majority.

The term “Compensation Majority” refers to an approval requirement under the Israeli Companies Law, pursuant to which, certain compensation arrangements are subject to a simple majority vote of the shares present and voting at a shareholders meeting, in person or by proxy, and voting thereon, provided that either:

●	such majority includes at least a majority of the shares held by disinterested shareholders who vote at the general meeting, with disinterested shareholders being defined as shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy; or

●	the total number of shares of the disinterested shareholders who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

Executive Officers (Other than the Chief Executive Officer)

The Israeli Companies Law requires that the compensation of a public company’s executive officers (other than the chief executive officer) shall be approved by the compensation committee, and the subsequent approval of its board of directors. If such compensation arrangement is inconsistent with the company’s stated compensation policy, then shareholder approval by the vote of a Compensation Majority is also required. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.  Our Compensation Policy enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our Compensation Policy) and allows us to exculpate, indemnify and insure its executive officers and directors subject to certain limitations as set forth therein.

Chief Executive Officer

Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by the compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, the approval of its shareholders at a general meeting, by a vote of a Compensation Majority, whether or not consistent with the Compensation Policy.

However, if the shareholders do not approve the compensation arrangement with the chief executive officer, then the compensation committee and board of directors may override the shareholders’ decision, based on detailed reasons for their decision.

CEO and Director Nominees

Shareholder approval may not be required for the compensation terms of a candidate for the chief executive officer position or a director nominee, for the period commencing on the appointment and until the upcoming shareholders meeting, if the board of directors and the compensation committee have approved such terms and have determined that the compensation arrangement is consistent with our Compensation Policy, and that the proposed compensation terms are generally under the same circumstances and are not materially different than the predecessor of such candidate.

In addition, in certain circumstances, the compensation committee may waive the need in shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position (or a director nominee who is not an executive director) if they determine that the compensation arrangement is consistent with the company’s Compensation Policy, that the chief executive officer (or the director nominee) did not have any affiliation or prior business relationship with the company or a controlling shareholder of the company, and that such engagement terms would be detrimental to the company’s ability to engage the chief executive officer candidate.

Aggregate Compensation of Executive Officers and Directors

For the years ended December 31, 2023 and 2022, we paid an aggregate of $5.0 million and $4.53 million, respectively, in cash and benefits in-kind, including equity compensation, to or accrued on behalf of all of our directors and members of Senior Management for their services in all capacities during 2023 and 2022, and directors’ fees. These amounts include amounts set aside or accruals for pension, severance, retirement or similar benefits or expenses, in the amounts of approximately $274,000 and $411,000, for the years ended December 31, 2023 and 2022, respectively, but does not include reimbursement of business travel, relocation, professional and business association dues and expenses, and other benefit costs commonly reimbursed or paid by companies in Israel which are not treated as compensation. In addition, we incurred $2,640,000 and $2,244,000 of share-based compensation expense related to equity awards made by us to our Senior Management and directors for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2022, the aggregate compensation for all or our directors and Senior Management includes $1,052,000 for individuals who served in such capacities during 2022 but are no longer employed by us.

As of December 31, 2023, (i) options to purchase 2,266,173 ordinary shares, and (ii) 541,681 restricted stock units granted to our current Senior Management and directors were outstanding under our equity incentive plans at a weighted-average exercise price of $4.81 per share.

Equity-based compensation granted to Senior Management generally vests over a period of four years, commencing one year after the date of grant, with quarterly vesting thereafter, however, equity-based compensation granted in 2023 as an additional award, vests one-year after the date of grant. For directors, equity-based compensation generally vests over a period of three years with a quarterly vesting.

Individual Compensation of Covered

The table below sets forth the compensation paid to our chief executive office, our chief technology officer and our five most highly compensated ‘office holders’ (as defined by the Israeli Companies Law) during or with respect to the year ended December 31, 2023, and as recorded in the financial statements for such period. We refer to those five individuals for whom disclosure is provided herein as our “Covered Executives.”

The term “compensation” for purposes of this section regarding the Covered Executives refers to the term “Terms of Office and Employment” as defined under the Israeli Companies Law, which includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. Each of the Covered Executives was covered by our directors and officers liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Summary Compensation Table:

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Salary(3)	Bonus(4)	Equity-Based Compensation(5)	All Other Compensation (6)	Total
Kobi Marenko, Chief Executive Officer	314,615		167,016	14,516	496,147
Noam Arkind PhD, Chief Technology Officer	317,023		166,933	6,176	490,132
Ram Machness, Chief Business Officer	263,967	25,000	616,948	23,130	929,045
Gonen Barkan, Chief Radar Officer	261,952		560,495	31,855	854,302
Karine Pinto-Flomenboim, Chief Financial Officer	233,008		521,599	3,033	757,640
Ben Rathaus, PhD, Vice President AI and Perception	240,446		401,016	3,033	644,495
Shlomit Hacohen, Chief Marketing Officer	201,266		412,654	3,033	616,953

(1)	All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2023, plus compensation paid to such Covered Executives in 2024 in respect of services provided during 2023.

(2)	All Covered Executive listed in the table are full-time employees.

(3)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(4)	We did not pay bonuses to our Covered Executives in 2023, except that we paid Mr. Machness a bonus for assuming the additional duties as head of our radar group.

(5)	Equity-based compensation represents the financial expense reflected in our consolidated financial statements for the year ended December 31, 2023, with respect to equity-based compensation vested during 2023. Assumptions and key variables used in the calculation of such amounts are described in Note 9 of Notes to Consolidated Financial Statements, which are included in this annual report. The amounts reported in this column do not represent the number of shares and options held by the office holders. See Item 6E of this annual report for information regarding the equity holding of our chief executive officer, chief technology officer and all officers and directors as a group.

(6)	All other compensation represents mainly leased vehicles and other incidental monetary benefits.

Non-Employee Director Remuneration

The current composition of our Board of Directors includes three directors who do not occupy executive positions with us (Mr. Shamir, Mr. Levy and Mr. Crist, hereinafter “Non-Executive Directors”), four directors who we consider to be industry experts (Dr. Schwartz, Mr. Koslowski, Mr. Hitzinger, and Prof. Eldar hereinafter “Industry Expert Directors”), and two directors who are executive officers (Mr. Marenko and Dr. Arkind, hereinafter “Executive Directors”).

Consistent with our Compensation Policy for directors and officers, our Compensation Committee, Board and the shareholders, have approved that the Non-Executive Directors shall receive an annual fee of $30,000 plus applicable value added tax as remuneration for their service on the Board, and that Industry Expert Directors shall receive an annual fee of $100,000, other than Prof. Eldar who is a full time professor and researcher at the Weizmann Institute of Science and receives $50,000, plus applicable value added tax as remuneration for their service on the Board.

Prof. Eldar was appointed to our Board on a vacancy basis on November 7, 2023, and her annual compensation will be brought for the shareholder approval at the 2024 annual general meeting, pursuant to the circumstances described under “CEO and Director Nominees” above.

In addition, our Compensation Committee, Board and the shareholders have approved, consistent with our Compensation Policy, the grant to our Non-Executive and Industry Expert Directors equity-based compensation, that generally vests over a period of three years with a quarterly vesting, for a term of ten years (subject to early expiration in the event of termination of services and as described in our 2021 Plan) as follows:

Name of Director	Amount of Options	Exercise Price	Fully Vested
Dr. Boaz Schwartz	81,589	$8.00	October 2024
	40,000	$2.873	August 2026
Mr. Thilo Koslowski	80,000	$8.00	March 2025
	40,000	$2.873	August 2026
Mr. Alexander Hitzinger	80,000	$6.04	May 2025
	40,000	$2.873	August 2026
Prof. Yonina Eldar*	80,000	$2.074	November 2026
Mr. Yair Shamir	80,000	$2.873	August 2026
Mr. Ehud Levy	80,000	$2.873	August 2026
Mr. Scott Crist	80,000	$2.873	August 2026

*	The grant of Prof. Edlar’s options will be brought for the shareholder approval at the 2024 annual general meeting.

We also reimburse our Industry Expert Directors for travel expenses up to an amount of 9,000 Euros a year for their services and for participating in Board meetings in Israel to the extent incurred.

CEO and CTO Annual Bonus Plan

In August 2023 our shareholders approved, following the approvals of the Compensation Committee and the Board, a framework annual cash bonus plan to each of Mr. Marenko, our Chief Executive Officer, and Dr. Arkind, our Chief Technology Officer, based on performance-based measurable criteria for each calendar year as of the year ended December 31, 2023 and onwards, until the year ended December 31, 2025 (“Bonus Plan”). The proposed Bonus Plan is intended to incentivize those officers by closely aligning their personal economic interest with our performance and share price appreciation.

Pursuant to the Bonus Plan, the target bonus in the event of 100% achievement of the target goals is three (3) monthly salaries, while for overachievement performance of 120% and above, the officer may be eligible for an additional one (1) monthly salary, totaling four (4) monthly salaries. Our Compensation Committee and the Board may set during the first quarter of the year per each, the performance targets for each calendar year, while performance targets will be comprised of 70% measurable criteria and up to 30% of non-measurable criteria.

In special circumstances (e.g., regulatory changes, significant changes in the business environment, a significant organizational change, merger and acquisition events, or other similar events etc.), our Compensation Committee and the Board may make adjustments to the objectives, and in such special circumstances, to modify the objectives and/or their relative weights or the amount of bonus payouts (including decreasing such amounts to zero), in connection with the applicable bonus period.

As the Company has not determined yet any specific measurable criteria, the Bonus Plan was not applicable for the year ended on December 31, 2023.

Compensation Policy under the Israeli Companies Law

Required approvals. In general, under the Israeli Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years by the board of directors, upon recommendation of its compensation committee, and thereafter, approval of the vote of shareholders by a Compensation Majority.

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

If a company that adopts a compensation policy in advance of its initial public offering (or in our case, prior to the Business Combination) and describes the policy in its prospectus for such offering, then that compensation policy will be deemed validly adopted in accordance with the Israeli Companies Law and will remain in effect for term of five years from the date such company becomes a public company. Our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”) is filed as an exhibit to this annual report.

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

Compensation features. The Compensation Policy also addresses our executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among its executive officers and considers the internal ratios between compensation of its executive officers and directors and other employees. Pursuant to our Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievement), equity-based compensation, benefits and retirement and termination of service arrangements.

Fair market value. In order to calculate the caps set forth in the Compensation Policy, the determination of the fair market value of equity-based awards at the time of grant, are prorated into each vesting year of the award, according to acceptable valuation and accounting practices; so that, the cap will be applicable to the value of the award at each vesting year.

Cash bonuses. An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than the chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer and subject to minimum thresholds. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee and by our board of directors. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (annual bonus and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any calendar year. See “CEO and CTO Annual Bonus Plan”.

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

Our Compensation Policy, which was approved by its our board of directors and shareholders, became effective upon the closing of the Business Combination, and is filed as an exhibit to this annual report.

Clawback policy

Our Compensation Policy contains a compensation recovery provision which allows us under certain conditions to recover bonuses paid in excess due to an accounting restatement.

In December 2023, in accordance with the Nasdaq requirements that we maintain a clawback policy that meets these requirements, our Board of Directors adopted a clawback policy covering our executive officers. An “executive officer” is our chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a significant principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for us. The executive officers named in Item 6.A are part of our executive officers for the purpose of the clawback policy.

The clawback policy relates to incentive-based compensation, which is any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. The clawback policy covers the recovery of incentive-based compensation from an executive officer only in the event that we are required to prepare an accounting restatement due to the material noncompliance of our financial reporting requirement under the United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Questions as to “materiality” will be made by the Compensation Committee in coordination with the Audit Committee.

The incentive-based compensation subject to recovery is the incentive-based compensation received during the three completed fiscal years immediately preceding the date that we are required to prepare an accounting restatement as described above, provided that the person served as an executive officer at any time during the performance period applicable to the incentive-based compensation in question provided that the clawback policy shall only apply if the incentive-based compensation is received while we have a class of securities listed on Nasdaq.

Our clawback policy is available on our website.

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

Insurance, Indemnification and Release

In November 2023, our Compensation Committee and Board approved the purchase of an insurance coverage in respect of the liability of Office Holders currently in office and any additional or others which may be appointed from time to time in the future, for up to $10 million in coverage, consistent with the Company’s Compensation Policy as originally approved by the shareholders under the Israeli Companies Law.

We have also entered into indemnification agreements with each of our Office Holders. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. The maximum indemnification amount set forth in such agreements is limited to the greater of (i) 25% of our shareholders’ equity on a consolidated basis, based on the most recent financial statements made publicly available before the date on which the indemnity payment is made; and (ii) $25 million. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

Our board of directors has approved the indemnification of Mr. Marenko to cover any guarantees and personal undertakings he may be providing on our behalf and for our benefit, with respect to contractual obligations provided by us to third parties, such as landlords and lessors, limited to the face value of such guarantee, based on the indemnity terms provided to all of our executive officers.

Equity Incentive Plans

2016 Incentive Share Option Plan

Our 2016 Incentive Share Option Plan (the “2016 Plan”) was adopted by our board of directors on September 25, 2016. The 2016 Plan provides for the grant of options to our employees, directors, Office Holders, service providers and consultants.

Authorized Shares. As of December 31, 2023, there were 2,047,116 ordinary shares subject to options under the 2016 plan and 302,912 ordinary shares reserved and available for issuance under the 2016 Plan. The 2016 Plan provides that ordinary shares subject to options granted under the 2016 Plan that expire or become un-exercisable without having been exercised will become available again for future grants under the 2021 Plan.

Administration. Our board of directors had authorized the compensation committee to serve as administrator (the “Administrator”) of the 2016 Plan. Under the 2016 Plan, the administrator has the full power and authority, subject to applicable law, to, among other things: (i) designate participants in the 2016 Plan; (ii) determine the terms and provisions of the respective option agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the option may be exercised and the nature and duration of restriction as to the transferability and to amend, cancel, suspend, convert or substitute such option agreements, as necessary; (iii) determine the Fair Market Value of the shares covered by each option; (iv) make an election as to the type of Section 102 approved option; (v) designate the type of options; (vi) interpret the provisions and supervise the administration of the 2016 Plan; (vii) accelerate the right of an optionee to exercise in whole or in part, any previously granted option; (viii) determine the exercise price of the option; (ix) prescribe, amend and rescind rules and regulation relating to the 2016 Plan; (x) extend the period of the 2016 Plan; and (xi) make all other determinations deemed necessary or advisable for the administration of the 2016 Plan, including, without limitation, to adjust the terms of the 2016 Plan or any option agreement so as to reflect (a) changes in applicable law and (b) the laws of other jurisdictions within which we wish to grant options.

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

Notwithstanding any of the foregoing, and unless otherwise stated in the optionee’s option agreement, an option may be exercised after the termination of employment for an additional period of time, but only with respect to the options that had vested at the time of such termination of employment, if: (i) termination is without cause (as defined in the 2016 Plan), by us or by the optionee, or retirement at the retirement age as defined in the applicable law, in which event any vested options as of the termination date may be exercised within 60 days after the date of such termination of employment, but in no event subsequent to the expiration date of such option. After such 60-day period, all such unexercised awards will terminate, and the shares covered by such awards will again be available for issuance or (ii) termination is the result of death or disability of the optionee, in which event any vested options as of termination date may be exercised within a period of twelve (12) months after the date of such termination, but in any event no later than the expiration date of such option; or (iii) at any time the administrator may authorize, in its sole and absolute discretion and without such act constituting a precedent in respect of any other optionee, an extension of the terms of all or part of the vested options beyond the date of such termination for a period not to exceed the period during which the options by their terms would otherwise have expired.

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

2021 Equity Incentive Plan

On October 7, 2021, we adopted the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. The maximum number of shares that may be issued pursuant to the 2021 Plan is the sum of (a) 4,079,427 ordinary shares plus (and without the need to further amend the Plan) (b) on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of ordinary shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. In addition, any remaining ordinary shares reserved and available for issuance under the 2016 Plan can be issued pursuant to the 2021 Plan. As of December 31, 2023, there were 7,253,183 ordinary shares subject to options under the 2021 plan and 308,334 ordinary shares reserved and available for issuance under the 2021 Plan. Following the increase in the size of the reserved and available option pool on December 26, 2023, by an additional 3,655,415 ordinary shares, there were a total of 4,266,661 ordinary shares reserved and available for issuance under the 2021 Plan.

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

Termination of Employment. In the event of termination of a grantee’s employment or service with us or any of our affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the Compensation Committee. After such period, all such unexercised awards will terminate and the shares covered by such awards will again be available for issuance under the 2021 Plan.

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

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination (and in certain circumstances defined in the 2021 Plan, within 12 months thereafter), and the shares covered by such awards shall again be available for issuance under the 2021 Plan .

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

C. Board Practices

Terms of Directors and Officers

According to our Restated Articles, our directors are generally appointed by our shareholders. Our board is classified into three classes as follows:

●	Class I directors, who serve until the annual general meeting to be held in 2025. Mr. Ehud Levy, Dr. Noam Arkind and Mr. Alexander Hitzinger are our Class I directors.

●	Class II directors, who serve until the annual general meeting in 2026. Dr. Boaz Schwartz, Thilo Koslowski and Prof. Yonina Eldar are our Class II directors.

●	Class III directors, who serve until the annual general meeting in 2024. Mr. Yair Shamir, Mr. Kobi Marenko and Mr. Scott Crist are our Class III directors.

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

Committees of the Board of Directors

The board of directors has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Our Audit Committee consists of three independent directors, each of whom is financially literate and one of whom is an audit committee financial expert. A member of the Audit Committee may not, other than his or her capacity as a director or member of the Audit Committee, accept any consulting, advisory or other compensatory fee from the us; shall not have participated in the preparation of our financial statements or any current subsidiary at any time during the past three years; or our affiliate or a member of the immediate family of an affiliate.

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

The Audit Committee has the authority, with the assistance of management, to advise the Board and any other Board committee if the clawback provisions of our clawback policy are triggered based upon a financial statement restatement or other financial statement change.

The Audit Committee also has the responsibility to implement and oversee our cybersecurity and information security policies and periodically review the policies and manage potential cybersecurity incidents.

The charter of the Audit Committee is available on our website.

The members of the Audit Committee are Dr. Boaz Schwartz, Mr. Ehud Levy and Mr. Thilo Koslowski. Each member is an independent director and “financially literate” under the Nasdaq rules, and Dr. Boaz Schwartz is an “audit committee financial expert.”

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

The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

The Compensation Committee is also responsible for the following pursuant to the Israeli Companies Law:

●	recommending to the board of directors with respect to the approval of the compensation policy for “Office Holders” (a term used under the Israeli Companies Law, which essentially means directors and executive officers, and also includes some officers who are not listed as Senior Management);

●	Generally, once every three years, reviewing and approving any extensions to the Compensation Policy;

●	reviewing the implementation of the compensation policy and periodically recommending to the board of directors with respect to any amendments or updates of the compensation plan;

●	resolving whether or not to approve arrangements with respect to the terms of office and employment of Office Holders;

●	exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with our chief executive officer; and,

The Compensation Committee shall have, with the assistance of management, the authority and responsibility to, either by itself or in coordination with the Audit Committee, make any determinations and take or authorize the taking of any action contemplated by our clawback policy.

The charter of the Compensation Committee is available on our website.

The members of the Compensation Committee are Mr. Scott Crist, Dr. Boaz Schwartz and Yair Shamir. Each member of the Compensation Committee is an independent director.

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

The charter for the Nominating and Governance Committee is available on our website.

The members of the Nominating and Governance Committee are Mr. Ehud Levy, Mr. Yair Shamir and Mr. Alexander Hitzinger. Each member of the Nominating and Governance Committee is independent under the Nasdaq standards.

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

Chairperson of the Board

Our Articles provide that the chairperson of the board is appointed by the members of the board of directors and serves as chairperson of the board throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, if the chief executive officer (or any relative thereof, or subordinate employee) will be nominated to serve as the chairperson of the board of directors, and this will be subject to a shareholder approval in a special disinterested majority vote.

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, the board determined that Mr. Yair Shamir, Mr. Ehud Levy, Prof. Yonina Eldar, Dr. Boaz Schwartz, Mr. Thilo Koslowski, Mr. Alexander Hitzinger and Mr. Scott Crist are “independent directors” as defined by Nasdaq.

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

D. Employees

As of December 31, 2023, we had 137 employees and consultants, of which four individuals provide services to us through consulting agreements. 131 of our workforce were based in Israel, one in the United States, one in China, one in Thailand, one in United Kingdom and two in Germany. The following table sets forth a breakdown of our global workforce by category of activity as of December 31, 2023:

	As of December 31,
Category of Activity	2023	2022
Research and development & operations	114	114
Sales and marketing	10	13
General & Administrative	13	14
Total	137	141

Our global workforce decreased by four employees from December 31, 2022, to December 31, 2023. This decrease was primarily attributed to a decrease in the sales and marketing department, and, to a lesser extent, in General and Administrative.

As of March 1, 2024, our global workforce remains relatively flat and decreased to 136 employees. None of our employees are represented by a labor union, and we consider our employee relations to be satisfactory. To date, we have not experienced any work stoppages.

E. Share Ownership.

Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information regarding the beneficial ownership of ordinary shares on March 1, 2024, by

●	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

●	each of our directors, chief executive officer, chief financial officer and other members of Senior Management; and

●	all of our Senior Management and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 1, 2024 through the exercise of any option, warrant, convertible security or other right. As of March 1, 2024, there were 78,221,557 ordinary shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Kobi Marenko(2)	3,929,072	5.01%
Noam Arkind(3)	3,026,003	3.86%
Karine Pinto-Flomenboim(4)	188,027	*
Ehud Levy(5)	9,049,762	11.57%
Yair Shamir(6)	7,334,262	9.37%
Boaz Schwartz(7)	373,276	*
E. Scott Crist(8)	3,620,546	4.5%
Thilo Koslowski(9)	59,999	*
Alexander Hitzinger(10)	118,109	*
Prof. Yonina Eldar(9)	6,666	*
All directors and Senior Management as a group	28,790,998	34.95%

Five Percent Holders:
Canaan Partners Israel (CPI) (Cayman) L.P.(11)	9,049,762	11.57%
AWM Investment Company, Inc. (12)	7,713,175	9.86%
CEL Catalyst Mobility Ltd. and Catalyst IV Fund L.P (13)	7,334,262	9.37%
iAngels Technologies LP – Series Arbe Robotics Ltd. Advanced Investment(14)	4,981,089	6.37%

*	Less than 1%

(1)	Unless otherwise noted, the address for each named beneficial owner who is a director or senior management is c/o Arbe Robotics Ltd., HaHashmonaim St. 107, Tel Aviv-Yafo, Israel.

(2)	Consists of 2,849,482 ordinary shares held directly by Mr. Marenko, 177,076 ordinary shares subject to options and 902,514 ordinary shares held by Inter — Development of Content in Internet Company Ltd. (“Inter”), which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)	Consists of 2,849,482 ordinary shares held directly by Mr. Arkind and 176,521 ordinary shares subject to options.

(4)	Consists of ordinary shares subject to options and restricted stock units.

(5)	Consists of (i) 9,036,429 ordinary shares identified in footnote (10) below, and (ii) 13,333 ordinary shares subject to options granted to Mr. Levy. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Canaan Partners except to the extent of his pecuniary interest therein.

(6)	Consists of (i) 7,320,929 ordinary shares identified in footnote (12) below, and (ii) 13,333 ordinary shares subject to options granted to Mr. Shamir. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the reported shares except to the extent of any pecuniary interest such member may have therein, directly or indirectly.

(7)	Consist of: (i) 298,619 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary, and (ii) 74,657 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(8)	Consists of (i) 964,182 ordinary shares owned by Mr. Crist, (ii) 340,000 ordinary shares held by Texas Ventures Mgmt, LLC (“Texas Ventures”), (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants owned by Mr. Crist and (iv) 13,333 ordinary shares subject to options granted to Mr. Crist. Mr. Crist is chief executive officer and majority owner of Texas Ventures and has the right to vote and dispose of securities held by Texas Ventures. Mr. Crist disclaims any beneficial ownership of the shares held by Texas Ventures other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(9)	Consist of ordinary shares subject to options.

(10)	Consists of (i) 64,777 ordinary shares and (ii) 53,332 ordinary shares subject to options.

(11)	Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St. Tel Aviv, Israel.

(12)	Consists of: (i) 3,727,920 shares held by Special Situations Fund III QP, L.P. (ii) 1,118,789 shares held by Special Situations Cayman Fund, L.P. (iii) 688,178 shares held by Special Situations Private Equity Fund, L.P. (iv) 337,741 shares held by Special Situations Technology Fund, L.P. and (v) 1,840,547 shares held by Special Situations Technology Fund II, L.P. AWM Investment Company, Inc., a Delaware corporation (“AWM”), is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (“SSF CAYMAN”), Special Situations Fund III QP, L.P., a Delaware limited partnership (“SSFQP”), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (“SSPE”), Special Situations Technology Fund, L.P., a Delaware limited partnership (“SSF TECH”) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (“SSF TECH II”). Mr. David M. Greenhouse (“Greenhouse”) and Mr. Adam C. Stettner (“Stettner”) are limited partners of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP. Greenhouse and Stettner are members of, SSCayman, L.L.C., a Delaware limited liability company, the general partner of SSF CAYMAN, MG Advisers, L.L.C., a New York limited liability company, the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of SSF TECH and SSF TECH II. Greenhouse and Stettner are also the controlling principals of AWM and have the power to direct, vote and dispose of the shares The business address for AMW is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(13)	Consists of: (i) 5,423,493 ordinary shares issued to CEL Catalyst Mobility Ltd. (ii) 1,897,436 ordinary shares issued to CATALYST IV FUND L.P. and (iii) 13,333 ordinary shares subject to options granted to Mr. Shamir. CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Haarbaa St., Tel Aviv 6473925, Israel.

(14)	Consists of shares held by iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels Crowd Ltd. (“iAngels General Partner”) is the general partner of iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment. iAngels General Partner has the power to direct iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment to vote and dispose of the shares by decision of its Investment Committee. The Investment Committee is comprised of Mrs. Mor Assia, Mrs. Shelly Hod Moyal and Mr. David Assia, and each member of the Investment Committee has shared voting and investment power over the shares. Each member of the Investment Committee disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o iAngels Technologies LP — Series Arbe Robotics Ltd. Advanced Investment, 18 Rotschild St., Tel Aviv, Israel.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Section E, “Share Ownership,” under Item 6 for information as to our major shareholders.

B.	Related Party Transactions

This section refers to related-party transactions with respect to our directors and executive officers, which are unusual and not in the ordinary course of business of the Company and does not include compensation or indemnification of Senior Management, which is disclosed above in Item 6.B. Compensation.

1.	Kobi Marenko, our CEO, has a non-controlling interest in Taya Ventures L.P, which is a minority shareholder.

2.	Inter, a company owned by Kobi Marenko, purchased 50,167 ordinary shares in October 2022 for $501,670 as part of our PIPE offering. The purchase was made on the same terms as other investors in the PIPE offering, which involved the sale of 10,000,000 ordinary shares at $10.00 per share contemporaneously with the Merger with ITAC.

3.	We and certain investor shareholders (the “Investor Shareholders”) are parties to an investor rights agreement, as amended, which grants the Investor Shareholders certain registration rights with respect to their ordinary shares, which agreement includes standard covenants and indemnification provisions. In the event that we wish to provide additional registration rights, we may be required to obtain the approval of the holders of majority of the ordinary shares held by the Investor Shareholders for as long they, as a group, continue to hold such majority upon completion of a Merger. Such approval is not required if the proposed transaction is approved by the majority of our independent directors (currently, a majority of our board of directors are independent directors). This investor rights agreement will continue and survive for a period of five years after the closing of the Merger, or earlier upon the consummation of any consolidation or merger of the Company with or into a third party as described under the agreement.

4.	During June 2023, we raised $23.0 million from Special Situations Funds, a family of funds focused primarily on growth oriented small public companies with a concentration on the technology and life sciences industries, pursuant to which the Company issued a total of 11,794,873 Ordinary Shares with a purchase price of $1.95 per share. Existing investors participated in this offering. The aggregate net proceeds received by the Company from the offering were $22.5 million net of issuance costs. Two of the investors in the financing are affiliates of two of our directors. Catalyst Investments, and Geneva Insurance Group, invested $5.3 million and $250,000, respectively. Mr. Yair Shamir, chairman and a director is co-founder and managing partner of Catalyst Investments, and Mr. Boaz Scwartz, a director, is a beneficiary of a master trust held by Geneva Insurance Group (Barbados) Inc. and Mr. Schwartz is one of three members of the investment committee of the master trust.

For a description of the approvals required under Israeli law for related-party transactions, disclosure of personal interest and transactions with controlling shareholders, see under “Item 10.B.—Conflict of Interest.”

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Item 6.B.- Compensation of Directors and Executive Officers.”

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law provides for fiduciary duties that Office Holders owe to a company. An ‘Office Holder’ is defined under the Israeli Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under the section A of Item 6 as Senior Management is an Office Holders under the Israeli Companies Law. However, there are certain additional persons who are not listed in the above table who may meet the definition of an Officer Holder but who are not part of our Senior Management as defined in our organizational structure.

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

The duty of loyalty requires an Office Holder to act in good faith and in the best interests of a company and generally includes the following duties:

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

A controlling shareholder also has a duty of fairness toward the company. For the definition of a ‘controlling shareholder” see above at Item 6.B – “Director Independence.” The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of the fiduciary duty will also apply in the event of a breach of the duty of fairness.

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

See “Description or Warrants” in Section B under Item 12.

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

Authorized Capital

The authorized share capital consists of 130,000,000 ordinary shares, par value NIS 0.000216. As of March 1, 2024, we had 78,221,557 ordinary shares outstanding.

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

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. We can effect a share distribution or share dividend with board approval. A stock split (as well as other changes to our authorized capital, including an increase to the authorized capital) requires shareholder approval, consisting of the majority of the shareholders present with the required quorum. Modification or abrogation of the rights of any class of shares by the Company requires shareholder approval of all shares acting as one class, without any required separate resolution of any class of shares.

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

Our directors are divided into three classes, with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years, until the third annual general meeting following such election or re-election or generally, until they are removed by a vote of a majority of the voting power of the shareholders represented at the general meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power of the shareholders present and voting. The term of office of each class directors currently serving on our board shall expire at the annual general meeting for 2025 for Class I directors, 2026 for Class II directors and 2024 for Class III directors. Any change in our Restated Articles to amend the provisions relating to a classified board requires the approval of the holders of 60% of the ordinary shares outstanding on the applicable record date.

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

Dividends and Liquidation

We may declare a dividend to be paid to the holders of the ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Restated Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors; provided that any declaration of a dividend in the absence of sufficient retained earnings or profits, requires the approval of both the board of directors and an Israeli court. In certain circumstances provided by regulations promulgated under the Israeli Companies Law, our Board may also approve distributions in the absence of sufficient retained earnings or profits, without the approval of the Israeli court, subject to complying with certain conditions as provided therein.

Pursuant to the Israeli Companies Law, dividends may be distributed only out of earnings or earnings generated over the two years preceding the distribution, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, we would only be permitted to distribute a dividend if the board of directors and the court, if applicable, determines that there is no reasonable concern that distribution of the dividend will prevent us from being able to meet our existing and foreseeable obligations as they become due.

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

In addition, the Israeli Companies Law provides that the board of directors is required to convene a special meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our issued and outstanding shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Subject to the provisions of the Israeli Companies Law and regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and sixty days prior to the date of the meeting, pursuant to recently amended regulations governing relief to Israeli public companies traded abroad.

Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to the articles of association;

●	appointment or termination of auditors;

●	appointment of external directors (to the extent required);

●	approval of certain related party transactions as required by law;

●	increases or reductions of authorized share capital and the creation of preferred shares.

●	a merger; and

●	resolutions required for the management of the company, in which at such time the board of directors is unable to resolve or perform its duties.

The Israeli Companies Law and regulations promulgated thereunder require that a notice of any annual general meeting or special meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with Office Holders or interested or related parties, an approval of a merger, approval of compensation policy or approval of compromise or settlement between the company to its creditors or shareholders, notice must be provided at least 35 days prior to the meeting. Under the Israeli Companies Law and our Restated Articles, shareholders are permitted act by way of written consent in lieu of a meeting.

Quorum

Pursuant to the Restated Articles, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings consists of at least two shareholders present in person or by proxy and holding shares representing, in the aggregate, at least 25% of our voting power. A meeting adjourned for lack of a quorum will be adjourned either to (i) to the same day in the next week, at the same time and place, or (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the chairperson of the meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). At the adjourned meeting, one or more shareholders, present in person or by proxy shall constitute a quorum.

Voting Requirements

Our Restated Articles provide that all shareholder resolutions require a simple majority vote, unless otherwise required by the Israeli Companies Law or by our Restated Articles.

Shareholders may vote, in person or by proxy, the number of voting shares that they own on the record date for the applicable general meeting.

Our Restated Articles also provide that the removal of any director from office requires a vote of a majority of the votes cast at a general meeting if a quorum is present. Any amendment of the provisions relating to our classified board requires the vote of 60% of the total voting power of the shareholders. A resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, pursuant to Section 350 of the Israeli Companies Law requires the approval of holders of at least 75% of the voting rights represented at the meeting and voting on the resolution provided that a quorum is present.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an Office Holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. Under the Israeli Companies Law, a ‘personal interest’ includes an interest of any person in an act or transaction of the company, excluding a personal interest arising solely from holding shares in the company, but including the personal interest (i) of his/her immediate family, spouses, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, or; (ii) of an entity in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. In addition, under the Israeli Companies Law, in case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

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

A director and any other Office Holder who has a personal interest in a transaction which is being considered by the board of directors or the audit committee, may not be present at such a meeting or vote on that matter. However, if a majority of the directors (whether of the audit committee or of the board of directors) has a personal interest in the matter, then it is allowed for those directors to participate, deliberate and vote in such meeting, provided however, that, a shareholder approval is also required to approve such transaction.

Certain disclosures and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder can direct the company’s actions, including any shareholder holding 25% or more of the voting rights provided that no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for the purpose of computing such threshold.

Israeli law requires that on certain related-party transactions, including matters requiring Compensation Majority, each shareholder voting thereon is required to state whether the shareholder is a Controlling Shareholder and/or if the shareholder has any personal interest in the matter in the proposed resolution. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card the foregoing, then the shareholder’s vote on the applicable item will not be counted. Pursuant to recently amended regulations, a shareholder may be regarded as not having any personal interest unless the shareholder expressly notifies the company, which notification may be through its proxy card or by another method.

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

Limitations on Liability and Indemnification of Officers and Directors -- Exemption, Insurance and Indemnification of Directors and Officers

Exemption. Under the Israeli Companies Law, a company may not exempt an Office Holder from liability for a breach of the duty of loyalty or from liability arising out of a prohibited distribution to shareholders. Our Articles of Association allow us to exempt in advance, an Office Holder from liability towards the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care that is not a breach of the duty of loyalty or liability arising out of a prohibited distribution to shareholders.

Indemnification. Under the Israeli Companies Law, a company may indemnify an Office Holder in respect of the following liabilities and expenses incurred by him or her for acts performed by him or her as an Office Holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

●	a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an Office Holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify was given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder in connection with a monetary sanction or as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such Office Holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her in lieu of criminal proceedings or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the Office Holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

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

Exclusive Jurisdiction of Certain Actions

Our Restated Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Since the Securities Act provide for both federal and state court jurisdiction, a state court in the United States may be reluctant to enforce the exclusive jurisdiction provisions to the extent that they are deemed to preclude state court jurisdiction for claims arising under the Securities Act.

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

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who do not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law . A shareholder who had its shares transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence if the offeror and the company disclosed the information required by law in connection with the tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

(b)	Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, because of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in an Israeli public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer may be consummated and is deemed to be accepted only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, the company’s board of directors is required to express its opinion on the advisability of the offer and may abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An Office Holder in a company who, in his or her capacity as an Office Holder, performs an action for the purpose of causing failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, will personally be liable for the damages to the purchaser and shareholders, unless such Office Holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

(c)	Mergers

The Israeli Companies Law permits merger transactions if approved by (i) the board of directors of each of the merging companies and, (ii) unless certain conditions described under the Israeli Companies Law are met, a majority of the shareholders of each of the merging companies voted on the matter, provided that a proper quorum was present. The board of directors of a merging company is required, pursuant to the Israeli Companies Law, to discuss and determine whether in its opinion there is a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations to its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors of the merging companies must jointly prepare a merger proposal to submit to the Israeli Registrar of Companies.

For the purposes of the shareholder vote, unless a court rules otherwise, if one of the merging companies (or any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of one of the merging companies) holds shares in the other merging company, the merger will not be deemed approved if a majority of the shares voted at the shareholders meeting by shareholders other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Israeli Companies Law, each merging company must inform its secured creditors of the proposed merger plan. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there is a reasonable concern that, because of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. The court also may give further instructions to secure the rights of the creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a merger proposal was filed with the Israeli Registrar of Companies, and 30 days have passed since obtaining the approval of the shareholders of both merging companies.

Anti-Takeover Measures

The Israeli Companies Law allows us to create and issue shares with different rights from those attached to its ordinary shares, including shares providing certain preferred rights such as voting, distributing, pre-emptive rights or other matters. No preferred shares are currently authorized under our Restated Articles. In the future, if we authorize, create, and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an approval by the shareholders at a general meeting. The convening of the meeting, the shareholders entitled to participate, and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israeli Companies Law as described above in “— Voting Rights”. In addition, as disclosed under “— Election of Directors” we have a classified board structure, which limits the ability of any investor or potential investor or group of investors or potential investors to gain immediate control of our board of directors.

C. Material Contracts

On June 27, 2022, we entered into a manufacturing agreement with GlobalFoundries Singapore Pte. Ltd. (“GlobalFoundries”) for the manufacturing of our semiconductor products, as well as other services, including pre-production, quality assurance, assembly, testing and supply-chain management. The initial term of the agreement is five years. The agreement includes other customary terms for semiconductor manufacturing agreements, such as product recalls, warranty and business continuity. We depend on GlobalFoundries to manufacture our semiconductor products. As of the date of this annual report, we have not engaged GlobalFoundries to manufacture products in commercial quantities.

D. Exchange Controls

Generally, Israeli residents may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld. Non-residents of Israel may freely hold and trade our securities. Neither our Restated Article nor Israeli laws restrict in any way the ownership or voting of ordinary shares by non-residents, except those restrictions that may exist with respect to citizens of countries which are in a state of war with Israel.

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

I.	Material Israeli Income Tax Considerations

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Summary of material Israeli Income tax considerations

The following is a summary of certain material Israeli income tax laws applicable to us. This section also contains a discussion of certain material Israeli income tax consequences concerning the ownership and disposition of ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at a flat rate. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018, and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to corporate tax rate.

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

From time to time, we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.

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

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “Substantial Shareholder” at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced by applying in advance for a withholding tax certificate from the Israel Tax Authority (the “ITA”). A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instructs a person who holds any of the aforesaid rights how to act, regardless of the source of such right.

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

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through a “permanent establishment” that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents, whether directly or indirectly: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation. In addition, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

If not exempt, a non-Israeli resident corporate shareholder will generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2024), or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Substantial Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). However, withholding tax rates may be higher than the above tax rates, and therefore in order to be eligible for the capital gains rates mentioned, the taxpayer will need to perform certain administrative procedures with the ITA and obtain a tax certificate from the ITA. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2024) and a marginal tax rate of up to 47% for an individual (assuming the activity does rise to a level of business) in 2024, excluding Surtax as discussed below), unless contrary provisions in a relevant tax treaty apply.

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

Regardless of whether shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding tax at Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid tax withholding at the time of sale (i.e., provide certificate of residency and other relevant documentation to the ITA in order to obtain a withholding tax exemption from the ITA). Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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

An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “Substantial Shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined under section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2024 plus 3% Surtax, when applicable).

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on their annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024. This amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Currently, Israel does not impose estate tax and gifts are generally exempt from tax.

THE ISRAELI TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES AND WARRANTS, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER ISRAELI TAX LAW AND OTHER NON-ISRAELI TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN ISRAELI OR OTHER TAX LAWS.

II. Certain Material U.S. Federal Income Tax Considerations

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

10.H. Documents on Display

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

Interest Rate Risk

As of December 31, 2023, we had $28.6 million in cash and cash equivalents and $15.4 million in short term bank deposits, which consisted of funds held in interest-bearing checking accounts and no debt. Our primary exposure to interest rate sensitivity affects the interest income we receive and is affected by changes in the general level of Bank of Israel and the United States Fed Funds rate, affects bank interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations.

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

We may call the warrants for redemption (excluding the private warrants as described below):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

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

If we call the warrants for redemption as described above, we will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our \management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of ordinary shares issuable upon the exercise of the warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of our ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If we call the warrants for redemption and our management does not take advantage of this option, the ITAC Sponsor and its permitted transferees would still be entitled to exercise their warrants issued in respect of their private ITAC warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

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

If the number of outstanding ordinary shares is increased by a stock dividend payable in ordinary shares, or by a split-up of shares of ordinary shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase ordinary shares at a price less than the fair market value will be deemed a stock dividend of a number of ordinary shares equal to the product of (i) the number of ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ordinary shares) and (ii) one (1) minus the quotient of (x) the price per ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of our ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which our ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

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

If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse stock split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of our ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares.

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

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

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

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In addition, we have granted certain registration rights to the holders of our private warrant that are held by the former holders of the ITAC’s private placement warrants.

C. Other Securities

Not Applicable

D. American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023 Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this annual report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

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

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm since 2021. The following are Somekh Chaikin’s fees for 2023 and 2022:

	Year ended December 31,
	2023	2022
Audit fees (1)	$170,000	$200,950
Tax fees (2)	22,500	12,500
Total	192,500	213,450

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2023 and 2022, certain procedures regarding our annual report submitted on Form 20-F, our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards. Audit fees for 2022 also include services in connection with our F-3 filings with the SEC.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, foreign private issuers, such as us, may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed foreign private issuer is required to provide a general summary of the significant differences either on the company website or in its annual report. Currently, we do not plan to rely on the home country practice exemption with respect to its corporate governance other than (i) the quorum requirements and (ii) the home country exception from the Nasdaq requirement for obtaining shareholder approval for certain issuances of more than 20% of our common shares. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitutes a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. Israeli law has no requirement for obtaining shareholder approval for the issuance of more than 20% of our common shares, and, accordingly, we are able to issue more our common shares without shareholder approval, including issuances which would otherwise require shareholder approval under the Nasdaq regulations. This exception does not apply to increases in our authorized capital stock or the issuance of preferred shares both of which requires shareholder approval under Israeli law.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have an insider tradition policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. Our insider trading policy is filed as an exhibit to this Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management

We face significant and persistent cybersecurity risks due to the need to protect our business, including our intellectual property and intellectual property of others that is licensed for our use, our confidential information and information concerning our personnel and others with whom we conduct business. As other technology companies we occasionally face threats from actors who seek to disrupt our business as well as others who are engaging in malicious activities for profit, to make a political point or for no particular reason other than creating disruption. Disclose of certain information as a result of a cybersecurity breach may result is a breach of privacy laws. The substantial level of harm that could occur to us and our suppliers and customers were we to suffer impacts of a material cybersecurity incident; and our use of third-party products, services and components requires us to maintain robust governance and oversight of these risks and to implement mechanisms, technologies and processes designed to help us assess, identify, and eliminate these risks.

While we have not, as of the date of this Form 20-F, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations, we cannot assure you that we will not experience such an incident in the future. While we did suffer a cybersecurity incident in 2023 which did not result in any material adverse impact to our business, we did not experience any disclosure of our proprietary information, and following such incident we took additional steps to protect ourselves from cybersecurity incidents. Any cybersecurity incidents, whether or not successful, could result in our incurring additional costs related to, for example, rebuilding our internal systems, implementing additional threat protection measures, responding to regulatory inquiries or actions, paying damages or making payments to obtain access to our computer systems, or taking other remedial steps with respect to third parties, as well as incurring significant reputational harm. We have seen an increase in cyberattack volume, frequency, and sophistication. We seek to detect and investigate unauthorized attempts and attacks against our network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to our internal processes and tools and changes or updates to our products and services; however, we remain potentially vulnerable to known or unknown threats. In some instances, we, our suppliers, our customers, and the users of our products and services can be unaware of a threat or incident or its magnitude and effects. Further, there are increasing regulation requirements regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm.

Governance

We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks.

Our cybersecurity program is designed to be aligned with applicable industry standards, and we have engaged outside sources to assist in this effort. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents. We have ISO 27001:2013 certification, which is an early standard for information security management. Steps taken by us include, among other things: an audit which was conducted by the company’s internal auditor during 2023 of the cybersecurity measures and practices of the Company, the engagement with professional service providers (such as a chief information security officer (“CISO”) and security operations center services), security awareness training for employees; mechanisms to detect and monitor unusual network activity; and containment and incident response tools.

We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers. We are in the process of implementing technical and organizational security measures to follow our information security program.

Under our cybersecurity governance framework, the Audit Committee, in its charter, is empowered to implement and oversee our cybersecurity and information security policies and periodically review their compliance and mitigate potential cybersecurity threats.

Our CISO, who is a third party engaged by us, leads the strategy, engineering, and operations of cybersecurity of the Company and is responsible for handling the risk management by assessment, analysis, reporting, managing the cyber protection following the relevant requirements, the work with the information security team, implementing information security awareness among the employees, and updating the company’s policies. Our CISO provides annual analysis and updates to the management on our cybersecurity and information security policies and programs, as well as ad hoc updates on information security and cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arbe (1)
2.1	Description of Securities(5)
4.1	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(3)
4.2	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(1)
4.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(3)
4.4*	2016 Incentive Share Option Plan of Arbe(3)
4.5*	2021 Share Incentive Plan of Arbe(4)
4.6	Form of Director and Officer Indemnification Agreement for Arbe(3)
4.7	Compensation Policy of Arbe for Officers and Directors(3)
4.8	Third Amended and Restated Investor Rights Agreement(4)
8.1	List of Subsidiaries of Arbe(6)
11.1	Code of Ethics of Arbe(5)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(6)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(6)
13.1	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer(6)
19.1	Insider trading policy(2)
23.1	Consent of Somekh Chaikin Member Firm of KPMG International(6)
97.1	Clawback Policy(6)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Indicates a management contract or compensation plan.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on October 27, 2021, and incorporated herein by reference.

(2)	Previously filed.

(3)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-257250, filed by the Company with the SEC, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.

(5)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 31, 2022, and incorporated herein by reference.

(6)	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 28, 2024	ARBE ROBOTICS LTD

	By:	/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer

ARBE ROBOTICS LTD. AND SUBSIDIARIES

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Arbe Robotics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arbe Robotics Ltd. and its subsidiaries, (hereinafter: “the Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in redeemable convertible preferred shares and shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S generally accepted accounting principles.

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

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021

Tel Aviv, Israel

March 27, 2024

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,587	$54,171
Restricted cash	163	144
Short term bank deposits	15,402	400
Trade receivable	1,258	2,202
Prepaid expenses and other receivables	2,026	1,839

Total current assets	47,436	58,756

NON-CURRENT ASSETS:

Operating lease right-of-use assets	1,740	465
Property and equipment, net	1,309	1,609

Total non-current assets	3,049	2,074

Total assets	$50,485	$60,830

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,149	$1,244
Operating lease liabilities	436	364
Employees and payroll accruals	2,916	2,861
Deferred revenue	-	351
Accrued expenses and other payables	1,710	5,609

Total current liabilities	6,211	10,429

LONG-TERM LIABILITIES:
Operating lease liabilities	1,306	17
Warrant liabilities	875	1,631

Total long-term liabilities	2,181	1,648

SHAREHOLDERS’ EQUITY:
Ordinary Shares, NIS 0.000216 par value; 130,000,000 authorized shares as of December 31, 2023 and 2022; 77,925,095 and 64,160,890 outstanding shares at December 31, 2023 and 2022, respectively	*)	*)
Additional paid-in capital	245,733	208,893
Accumulated deficit	(203,640)	(160,140)

Total shareholders’ equity	42,093	48,753

Total liabilities and shareholders’ equity	$50,485	$60,830

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Revenues	$1,470	$3,517	$2,249
Costs of revenues	1,508	1,283	1,440

Gross profit (loss)	(38)	2,234	809

Operating expenses:
Research and development, net	34,082	36,731	28,564
Sales and marketing	5,194	4,621	1,814
General and administrative	7,571	8,613	3,709

Total operating expenses	46,847	49,965	34,087

Operating loss	(46,885)	(47,731)	(33,278)

Financial expense (income), net	(3,385)	(7,237)	24,814

Net loss	$(43,500)	$(40,494)	$(58,092)

Basic loss per share attributable to Ordinary Shareholders	$(0.60)	$(0.64)	$(2.64)

Weighted-average number of shares used in computing basic loss per share attributable to Ordinary Shareholders	72,021,520	68,489,983	22,027,292

Diluted loss per share attributable to Ordinary Shareholders	$(0.71)	$(0.80)	$(2.64)

Weighted-average number of shares used in computing diluted loss per share attributable to Ordinary Shareholders	62,390,302	60,960,641	22,027,292

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Redeemable convertible preferred Shares
	Seed		Series A		Series A-1		Series B		Series B-1		Series B-2		Total	Ordinary Shares		Additional paid-in	Accumulated	Total Shareholders’ equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount	capital	deficit	(deficiency)

Balance at December 31, 2020	5,540,254	650	7,780,937	9,394	5,460,043	2,500	10,863,143	32,159	4,144,887	10,447	71,977	290	55,440	9,272,428	*)	1,397	(61,554)	(60,157)

Exercise of warrants	-	-	-	-	-	-	-	-	-	-	1,194,886	8,027	8,027	-	-	-	-
Conversion of preferred shares into ordinary shares	(5,540,254)	(650)	(7,780,937)	(9,394)	(5,460,043)	(2,500)	(10,863,143)	(32,159)	(4,144,887)	(10,447)	(1,266,863)	(8,317)	(63,467)	35,056,127	*)	63,467	-	63,467
Conversion of convertible loan to ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	3,205,020	*)	30,844	-	30,844
Issuance of ordinary shares, net of issuance costs	-	-	-	-	-	-	-	-	-	-	-	-	-	13,866,887	*)	91,990	-	91,990
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	872,614	*)	9,222	-	9,222
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,211	-	2,211
Stock-based compensation to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	115	-	115
Exercise of options	-	-	-	-	-	-	-		-	-	-	-	-	743,780	*)	223	-	223
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(58,092)	(58,092)

Balance at December 31, 2021	-	-	-	-	-	-	-	-	-	-	-	-	-	63,016,856	*)	199,469	(119,646)	79,823

Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,793	-	8,793
Stock-based compensation to service providers													-	-	-	354	-	354
Exercise of options and vested RSUs	-	-	-	-	-	-	-	-	-	-	-	-	-	1,144,034	*)	277	-	277
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(40,494)	(40,494)

Balance at December 31, 2022	-	-	-	-	-	-	-	-	-	-	-	-	-	64,160,890	*)	208,893	(160,140)	48,753
													-
Issuance of ordinary shares, net of issuance costs														11,794,873		22,496	-	22,496
לStock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13,012	-	13,012
Stock-based compensation to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	629	-	629
Exercise of options and vested RSUs	-	-	-	-	-	-	-	-	-	-	-	-	-	1,969,332	*)	703	-	703
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(43,500)	(43,500)
Balance at December 31, 2023	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	77,925,095	*)	$245,733	$(203,640)	$42,093

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net loss	$(43,500)	$(40,494)	$(58,092)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	557	481	342
Stock-based compensation	13,012	8,793	2,211
Stock-based compensation to service providers	629	354	115
Revaluation of warrants and accretion	(756)	(8,122)	6,599
Revaluation of convertible loan	-	-	17,866

Change in operating assets and liabilities:
Trade receivable	694	(2,015)	(50)
Prepaid expenses and other receivables	(187)	1,219	(2,228)
Operating lease ROU assets and liabilities, net	86	(84)	-
Trade payables	(103)	(769)	458
Employees and payroll accruals	55	(234)	1,557
Deferred revenue	(101)	(375)	445
Accrued expenses and other payables	(3,899)	884	4,361

Net cash used in operating activities	(33,513)	(40,362)	(26,416)

Cash flows from investing activities:
Change in bank deposits	(15,002)	(400)	100
Purchase of property and equipment	(249)	(918)	(784)

Net cash used in investing activities	(15,251)	(1,318)	(684)

Cash flows from financing activities:
Proceeds from short-term loan	-	-	4,715
Repayment of long-term loan	-	-	(2,639)
Proceeds from recapitalization and PIPE offering, net of issuance costs	-	-	98,587
Repayment of short-term loan	-	(5,218)	-
Proceeds from issuance of ordinary shares, net of issuance costs	22,496	-	-
Proceeds from exercise of warrants	-	-	12,859
Proceeds from exercise of options	703	277	223
Proceeds from convertible loan	-	-	11,337

Net cash provided by (used in) financing activities	23,199	(4,941)	125,082

Effect of exchange rate fluctuations on cash and cash equivalent	47	(1,189)	-

Increase (decrease) in cash, cash equivalents and restricted cash	(25,612)	(45,432)	97,982
Cash, cash equivalents and restricted cash at the beginning of the year	54,315	100,936	2,954

Cash, cash equivalents and restricted cash at the end of the year	$28,750	$54,315	$100,936

Supplemental non-cash disclosure:
Exercise of warrants into convertible preferred shares	-	-	$4,389
Issuance of private warrants	-	-	$6,598
Conversion of convertible loan into ordinary shares upon the recapitalization	-	-	$30,844
Conversion of preferred shares into ordinary shares upon the recapitalization	-	-	$63,467
Lease liabilities arising from obtaining right-of-use assets	$1,713	$797	-
Purchase of property and equipment	$8	$7	$340

U.S. dollars in thousands

Supplemental disclosure of cash flows activities:
Interest paid	$-	$250	$209

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:- General

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company, a global leader in Perception Radar solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. The Company’s radar technology is a critical sensor for L2+ and higher autonomy. The Company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. The Company’s Ordinary Shares and Warrants are listed on the Nasdaq Capital Market under the symbols “ARBE” and “ARBEW,” respectively.

b.	On October 26, 2017, the Company established a Delaware subsidiary, Arbe Robotics US Inc. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

On February 5, 2024, the Company established a Chinese subsidiary, Shanghai Arbe Technologies Co., Ltd (“Arbe China”). Arbe China was formed to assist mainly in providing customer support in the China region.

c.	On October 7, 2021, the Company consummated the merger (the “Merger”) pursuant to which the Company’s wholly-owned subsidiary, Autobot MergerSub, Inc. (“Merger Sub”) was merged with an into Industrial Tech Acquisitions Inc. (“ITAC”) pursuant to which ITAC became a wholly-owned subsidiary of the Company, and the Company issued ordinary shares and warrants to the holders of ITAC common stock and warrants, respectively. In connection with the Merger, the name of ITAC was changed to Autobot HoldCo, Inc.

In connection with the Merger, and immediately prior to the closing of the Merger, the Company effected a recapitalization (the “Recapitalization”), which was approved by the Company’s directors and shareholders. As part of the Recapitalization, (i) all warrants (other than certain outstanding warrants) were exercised, (ii) all outstanding preferred shares, including preferred shares issued upon exercise of warrants, were converted into ordinary shares and (iii) the ordinary shares that were outstanding after the exercise and conversion pursuant to clauses (i) and (ii) became and were converted into a total of 48,268,611 ordinary shares. The Recapitalization resulted in a 46.25783-for-one stock split and a change in the par value of the ordinary shares from NIS 0.01 per share to NIS 0.000216 per share. The stock split was based on a valuation of the Ordinary Shares of $525,000 after the Recapitalization, with each Ordinary Share being valued at $10.00. As part of the Recapitalization, the number of Ordinary Shares issuable upon exercise of outstanding options and warrants was multiplied by the stock split ratio, which is the conversion ratio, and the exercise price of such options and warrants was divided by the conversion ratio. Fractional shares were rounded to the closest integral number of Ordinary Shares, with a half-share being rounded to the next higher number of Ordinary Shares. As a result, all Ordinary Shares, preferred shares, options to purchase ordinary shares, warrants to purchase preferred shares, exercise price and net loss per share amounts in these financial statements were adjusted retroactively for the year ended December 31, 2021, as if the stock split and change in par value had been in effect at January 1, 2021.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-   General (Cont.)

Pursuant to the Merger, Arbe issued to ITAC securityholders (a) 3,866,842 Ordinary Shares to the holders of ITAC common stock and (b) 10,735,680 Arbe warrants to the holders of ITAC warrants, of which 7,623,600 warrants are public warrants and 3,112,080 warrants are private warrants.

Total gross proceeds resulted from the Merger and the related PIPE financing were approximately $118,288, of which total transaction costs amounted to approximately $16,707. The total gross proceeds include the $100,000 from the sale of 10,000,000 Ordinary Shares to the PIPE investors at $10.00 per share.

d.	The Company depends on one supplier for the development and productization of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays and increased costs, which could result in a possible loss of sales which would adversely affect the Company’s business, prospects, results of operations and financial position.

e.	As the Company operates internationally and substantially all of its revenue is derived from sales outside of Israel, the business is affected by inflation, supply chain issues and economic conditions in countries in which the Company is seeking to conduct business, security and cybersecurity issues, fiscal and monetary policies, interest rates and regulations affection the automobile industry, the timing by the automobile and other industries on the introduction of unmanned automobiles and other unmanned devices, safety concerns and well as the effect of regional conflicts and steps taken by governments with respect to parties to such conflicts. As an Israeli company, the Company is also subject to the effect on Israel and the Israeli economy of the present war with Hamas as well as any other regional conflicts which may develop and the relationship between Israel and other countries, including the United States, China and the European Union.

f.	The Company has incurred losses from operations since its inception and has negative cash flow from operating activities. Management's plans with regard to these matters include continued development and marketing of its products as well as seeking additional financing arrangements.

Note 2:-   Significant Accounting Policies

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). The significant accounting policies followed in the preparation of the financial statements applied on a consistent basis for all years presented in these financial statements.

The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:-   Significant Accounting Policies (Cont.)

b.	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions including fair value of warrants, share-based compensation and the underlying fair value of the Company’s Ordinary Shares issued prior to the Merger.

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

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:-   Significant Accounting Policies (Cont.)

d.	Concentration of credit risk:

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

The Company considers all highly liquid short-term deposits with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in short-term deposits.

Restricted cash consists of deposits at a financial institution that serves as collateral for a credit card agreement and lease agreements.

f.	Short term deposits:

Short-term deposits are bank deposits with an original maturity of more than three months and less than one year from the date of acquisition. The deposits are presented according to their terms of deposit. As of December 31, 2023, these bank deposit bearing annual interest rates in the range of 4%-6%,

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

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Pursuant to the Merger, the Company (i) assumed a derivative warrant liability related to Company’s warrants that were issued to the holders of private placement warrants that had been issued by ITAC in connection with its initial public offering, and (ii) issued equity instrument in connection with warrants that had been issued as part of ITAC’s initial public offering and pursuant to the Merger became warrants to purchase the Company’s Ordinary Shares. The fair value of the Company’s public warrants is measured based on the market price of such warrants and are considered a Level 1 fair value measurement. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which are considered a Level 3 fair value measurement.

The Company’s private warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. See Note 8.

h.	Trade Receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses with respect to its existing trade receivable.

The Company’s accounts receivables accounting policy from January 1, 2023, following the adoption of the new current expected credit losses (“CECL”) standard:

The Company estimates CECL on trade receivables at inception for estimated losses resulting from the inability of the Company’s customers to make required payments, based on estimated current expected credit losses. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering historical information, current market conditions and reasonable and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

The allowance for credit losses was not material for the years ended December 31, 2023, 2022 and 2021.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:-   Significant Accounting Policies (Cont.)

i.	Property and equipment:

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Repair and maintenance costs are expensed as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	15-33
Office furniture and equipment	7-15
Vehicles	15
Leasehold improvement	(*)

(*)	Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

j.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” a (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2023, 2022 and 2021, no impairment losses were identified.

k.	Accrued post-employment benefit:

The employees of Arbe Ltd. are included under section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”). Pursuant to Section 14, the Company’s Israeli employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, deposited on their behalf to their chosen insurance funds. By making the payments in accordance with Section 14, the Company is released from any future severance payments in respect of those employees. The obligation to make the monthly deposits is expensed as incurred. The deposits pursuant to Section 14 are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $1,166, $1,240 and $826 for the years ended December 31, 2023, 2022 and 2021, respectively.

One of the Company’s U.S. Subsidiaries has a 401(k) defined contribution plan covering one employee in the U.S. The expenses recorded by the U.S. subsidiaries for matching contributions for the years ended December 31, 2023, 2022 and 2021 were immaterial.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:-   Significant Accounting Policies (Cont.)

l.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees, nonemployees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the Company’s statements of operations over the applicable service periods.

The Company measures its share-based payment awards made to employees, directors, and non-employee service providers based on estimated fair values. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model which requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards, the Company recognizes compensation expenses based on the straight-line method over the applicable service period.

m.	Net loss per share attributable to ordinary shareholders:

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its convertible preferred shares, which were outstanding through October 7, 2021, the date of the closing of the Merger, to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, equal to the higher of their original issue price pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares and that there are no preferences to any holders of any shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive. See Note 10.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:-   Significant Accounting Policies (Cont.)

n.	Other Comprehensive loss:

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the periods presented.

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

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines the performance obligations and assesses whether each promised good or service is distinct. The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time. See Note 3.

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

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:-   Significant Accounting Policies (Cont.)

Deferred Revenue

Deferred revenues, which represent a contract liability, where the Company has an obligation to transfer goods or services to the customer for which it received consideration from the customer.

q.	Cost of revenues:

Cost of revenue includes the manufacturing cost of radar sensors and chipsets, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with our customer support personnel.

r.	Research and development expenses, net:

Research and development costs, net of grants received, are charged to the consolidated statement of operations as incurred.

s.	Income taxes:

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

t.	Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies.” A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2023 and 2022, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:-   Significant Accounting Policies (Cont.)

u.	Leases:

On January 1, 2022, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) relating to the accounting treatment of lease obligations, using the modified retrospective method.

The Company elected the package of practical expedients permitted under the transition guidance. The Company also elected not to recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognizes the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers fixed and determinable payments at the time of commencement. As most of the Company leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The ROU asset is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Payments under the Company’s lease agreements are primarily fixed, however, certain lease agreements contain variable costs such as common area maintenance, real estate taxes, and insurance are not included in the lease liability and are recognized as they are incurred. See Note 6.

v.	Impact of recently issued accounting standard:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. The guidance is effective for the Company for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Company adopted ASC 326 on January 1, 2023, and there was no material impact on the Company’s consolidated balance sheet and the consolidated statements of operations upon adoption.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-   REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography for the years ended December 31, 2023, 2022 and 2021, based on the billing address of the Company’s customers, consists of the following:

	Year ended December 31,
	2023		2022		2021
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
China	$639	43.5%	$1,476	42.0%	$702	31.2%
Hong Kong	266	18.1%	-	-	35	1.6%
Sweden	247	16.8%	1,276	36.3%	928	41.2%
USA	148	10.1%	135	3.8%	63	2.8%
Germany	81	5.5%	284	8.1%	351	15.6%
Israel	50	3.4%	25	0.7%	34	1.5%
Italy	-	-	124	3.5%	-	-
Switzerland	-	-	197	5.6%	53	2.4%
Other	39	2.6%	-	-	83	3.7%
Total revenue	$1,470	100%	$3,517	100%	$2,249	100%

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

Contract liabilities presented as deferred revenue amounted to $0 and $351 as of December 31, 2023 and 2022, respectively.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and services revenue not yet performed. As of December 31, 2023 and 2022 the aggregate amount of the transaction price allocated to remaining performance obligations was $977 and $232, respectively. The Company expects to recognize 2023 remaining performance obligations as revenue during 2024.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-   PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2023	2022

Government authorities	$385	$280
Deposits	69	85
Grants receivable	310	319
Prepaid expenses and other	1,262	1,155
	$2,026	$1,839

Note 5:- Property and Equipment

	December 31,
	2023	2022
Cost:
Computers and peripheral equipment	$2,448	$2,350
Leasehold improvement	582	438
Office furniture and equipment	133	128
Vehicles	149	139
	3,312	3,055

Accumulated depreciation	2,003	1,446

Property and equipment, net	$1,309	$1,609

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $557, $481 and $342, respectively.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 6:-   LEASES

The Company has five non-cancelable operating lease agreements for certain office spaces in Israel. The leases have original lease periods expiring until 2027, some of which may include options to extend the leases for up to three additional years. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably certain to exercise.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2023	2022
Cash payments and expenses related to operating leases	$(451)	$(370)
Operating lease right-of-use assets and liabilities, net	2	(84)

Maturities of lease liabilities as of December 31, 2023, were as follows:

2024	$443
2025	393
2026	356
2027 and after	1,033
Total lease payments	2,225
Less imputed interest	483
Total lease liabilities	$1,742

Supplemental balance sheet information related to operating leases were as follows:

	December 31,	December 31,
	2023	2022
Operating lease right-of-use assets	$1,740	$465
Current maturities of operating leases	$436	$364
Long-term operating lease liabilities	$1,306	$17
Weighted average remaining lease term (in years)	5.5	1.1
Weighted average discount rate	9.4%	5.8%

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 7:-   COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through December 31, 2023, the Company had obtained grants aggregating to $3,846 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products and in the absence of such sales, no payment is required.

Note 8:-   warrants liabilities

The Company issued in 2019 warrants to purchase a number of convertible Series B-1 convertible preferred shares, for an aggregate exercise price of $550. As a result of the Merger and the related Recapitalization, the warrants became convertible into the Company’s ordinary shares. The Company classified the warrants as freestanding and treated as liability pursuant to ASC 480 and remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations.

As a result of the Merger, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants assumed by the Company pursuant to the terms of the Merger.

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and the convertible warrants (hereinafter: the “warrants”) and are considered a Level 3 fair value measurement. Black-Scholes option pricing model takes into consideration certain parameters in computation of the fair value of the warrants which the significant parameter is expected volatility. The Company computed a sensitivity analysis of the fair value to changes of the expected volatility. The volatility impact of +/-5% on the warrants’ fair value is approximately $180.

The warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. During 2023, 2022 and 2021, the Company recognized ($756), ($8,425) and $3,083, respectively, with respect with those warrants as a finance expenses (income).

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:-   Shareholders’ equity

a.	In connection with the Merger, the Company adopted its restated articles, pursuant to which the Company’s authorized capital consisted of 130,000,000 Ordinary Shares, with a par value of NIS 0.000216 per share and the Company effected a 1:46.25783 stock split.

b.	During June 2023, the Company raised $23,000 with Special Situations Funds, pursuant to which the Company issued a total of 11,794,873 Ordinary Shares with a purchase price of $1.95 per share. Existing investors, including two affiliates of Arbe’s directors also participated in this offering. The aggregate net proceeds received by the Company from the offering were $22,496 net of issuance costs.

c.	Share option and RSU’s:

During 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) which provides the Company with the ability to grant its employees, directors and service providers options to purchase Ordinary Shares of the Company, at a purchase price as determined by the Board of Directors at the date of grant. Pursuant to the 2016 Plan, 3,384,454 Ordinary Shares were reserved for issuance. Each option granted under the Plan expires no later than seven years from the date of grant or 60 days after termination of engagement. The vesting period of the share options is generally four years.

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

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:-   Shareholders’ equity (Cont.)

Upon the adoption of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, although previously granted options under the 2016 Plan will remain outstanding and governed by the 2016 Plan and awards available for grant under the 2016 Plan which had not been issued or which expired unexercised may be issued pursuant to the 2021 Plan. The vesting period of the awards is generally four years. Generally, under the terms of the Plans, unless determined otherwise, 25% of an award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.

Share option and RSU’s plans:

A summary of the stock option activity under the Company’s equity plans during the years ended December 31, 2023, 2022 and 2021 is as follows:

	Outstanding share options	Weighted-average exercise price ($)	Weighted average remaining contractual life (years)	Aggregate intrinsic value ($ in thousands)
Options:

Outstanding as of December 31, 2020	3,768,034	0.767	4.626	119,146

Granted	1,966,916	7.250
Forfeited	(117,863)	0.972
Exercised	(155,750)	0.602

Outstanding as of December 31, 2021	5,461,337	3.102	5.363	16,713,971

Granted	1,630,142	6.833
Forfeited	(468,814)	5.557
Exercised	(570,451)	0.482

Outstanding as of December 31, 2022	6,052,214	4.166	5.570	7,761,705

Granted	430,874	2.728
Forfeited	(351,671)	7.767
Exercised	(1,074,162)	0.654
Outstanding as of December 31, 2023	5,057,255	4.543	5.662	2,352,517

Exercisable as of December 31, 2023	3,210,191	3.643	4.403	2,277,303

Options available for future grants	611,246

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:-   Shareholders’ equity (Cont.)

A summary of the Company’s RSUs activity during the years ended December 31, 2023, 2022 and 2021 is as follows:

Numbers of RSUs
RSUs:

Outstanding as of January 1, 2021	-

Granted	1,968,794
Forfeited	-
Vested	-
Outstanding as of December 31, 2021	1,968,794

Granted	1,619,898
Forfeited	(417,025)
Vested	(573,583)

Outstanding as of December 31, 2022	2,598,084

Granted	2,908,983
Forfeited	(370,067)
Vested	(895,170)

Outstanding as of December 31, 2023	4,241,830

Fair value factors:

The following table sets forth the parameters used in computation of the options compensation to employees and service providers:

	Year ended December 31
	2023	2022	2021

Expected term, in years	5.82	4.41-6.11	4.61-6.11
Expected volatility	47%-51.75%	47%-48%	42%-46%
Risk-free interest rate	4.15%-4.55%	1.74%-3.96%	0.49%-1.28%
Expected dividend yield	0%	0%	0%

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:-   Shareholders’ equity (Cont.)

Fair value:

Prior to the Merger, which resulted in the Company becoming a public entity, in determining the fair value for share options granted, the board of directors considered the fair value of the ordinary shares as of each grant date. The fair value of the ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, arm’s length sales of the Company’s capital stock, the effect of the rights and preferences of the Company’s preferred shareholders, and the prospects of a liquidity event, among others. Subsequent to the Company becoming a public entity, the fair value of the Ordinary Shares is the market price of the Ordinary Shares on the date of grant.

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

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:-   Shareholders’ equity (Cont.)

The following table presents stock-based compensation expense to employees included in the Company’s consolidated statements of operations:

	Year ended December 31,
	2023	2022	2021

Research and development	$8,721	$5,726	$1,518
Sales and marketing	2,229	1,403	217
General and administrative	1,786	1,537	419
Cost of revenues	276	127	57
Total stock-based compensation expense	$13,012	$8,793	$2,211

Share based compensation expenses are not deductible for income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the years ended December 31, 2023, 2022 and 2021.

The Company adopted ASU 2018-07 and accordingly measured at the grant dates of each of the above stock-based compensation issued to service providers their fair value using Black and Scholes model, which requires inputs such as exercise price, estimated ordinary share price, expected dividend yield, estimated ordinary share price volatility and risk-free interest rate. During 2023, 2022 and 2021, the Company recognized the total fair value of the stock-based compensation of development related service providers in the amounts of $629, $354 and $115, respectively.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-   NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended December 31,
	2023	2022	2021
Basic
Numerator:
Net loss	$(43,500)	$(40,494)	$(58,092)
Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, basic	72,021,520	63,489,983	22,027,292
Loss per share attributable to ordinary shareholders, basic	$(0.60)	$(0.64)	$(2.64)
Diluted
Numerator:
Adjusted Net loss*	$(44,256)	$(48,919)	$(58,092)
Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, diluted	62,390,302	60,960,641	22,027,292
Loss per share attributable to ordinary shareholders, diluted*	$(0.71)	$(0.80)	$(2.64)

*	Loss per share attributable to ordinary shareholders, diluted, was adjusted and take into consideration warrants liabilities revaluations as part of our net loss for 2023 and 2022.

	Year ended December 31,
	2023	2022

Net loss	(43,500)	(40,494)
Revaluation of warrants	(756)	(8,425)
Adjusted Net loss	(44,256)	(48,919)

The potential Ordinary Shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2023, 2022 and 2021 because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2023	2022	2021

Convertible preferred shares	-	-	26,499,069
Outstanding share options	9,299,085	8,650,298	1,362,786
Total	9,299,085	8,650,298	27,861,855

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-   TAXES ON INCOME

a.	General:

Israeli tax rate:

The Corporate tax rate in Israel relevant to the Company in 2021, 2022 and 2023 - 23%.

United States:

The Company’s subsidiaries are separately taxed under the U.S. tax laws at a corporate rate of 21%.

b.	Loss before income taxes:

The following are the domestic (i.e. Israeli) and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2023	2022	2021

Domestic	$(43,500)	$(40,494)	$(58,092)
Foreign	-	-	-
Total	$(43,500)	$(40,494)	$(58,092)

c.	Taxes on income:

The reconciliation of the income tax benefit that would result from applying the Israeli statutory tax rate to the Company’s reported income tax (benefit) is as follows:

	Year ended December 31,
	2023	2022	2021
Loss before income taxes, as reported in the consolidated statements of operations	$43,500	$40,494	$58,092
Statutory tax rate	23%	23%	23%

Income tax benefit at statutory tax rate	$(10,005)	$(9,314)	$(13,361)
Effect of Non-deductible expenses	3,063	475	6,129
Remeasurement of deferred taxes from currency exchange*	-	3,517	209
Change in valuation allowance	7,508	5,322	7,023
Other	(566)	-	-
Reported income taxes benefit	$-	$-	$-

*	The income Tax Regulations (rules regarding ledger management of foreign invested companies and certain partnerships and the determination of their taxable income), 1986 allow Foreign Invested Companies (i.e., foreign holding percentage of more than 25%) to report for tax purposes in US dollars. The Company implemented these regulations on January 1, 2023.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 11:-   TAXES ON INCOME (Cont.)

d.	Net operating loss carryforward:

As of December 31, 2023, the Company had a net operating loss carryforward for Israeli tax purposes of approximately $121,880. These net operating loss carryforwards can be carried forward and offset against taxable income indefinitely.

e.	Deferred tax assets and liabilities:

Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for carryforwards.

The principal components of the Company’s deferred tax assets are as follows:

	December 31
	2023	2022
Deferred tax assets:
Net operating loss carry forwards	$28,032	$21,991
Research and development	6,252	4,834
Employees and payroll accrual	299	272
Property and equipment	79	57
Total deferred tax assets	34,662	27,154

Valuation allowance	(34,662)	(27,154)

Deferred tax assets, net of valuation allowance	$-	$-

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly, a valuation allowance has been provided.

f.	Tax assessments:

The Israeli entity’s’ income tax assessments are considered final through 2018.

g.	Unrecognized Tax Benefits:

As of December 31, 2023, 2022 and 2021, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to an underpayment of income taxes as a component of income tax expense.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-   SEGMENT INFORMATION

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

Revenue by geographical region can be found in the revenue recognition disclosures in Note 3 The following table presents the Company’s property and equipment, net of depreciation, by geographic region:

	December 31,
	2023	2022

Israel	$1,309	$1,609
United States	-	-
Total property and equipment, net:	$1,309	$1,609

*)	Represents less than $1

Major Customers:

During the year ended December 31, 2023, the Company had three customers that accounted for 38.9%, 18.1% and 12.7%, respectively, of revenues. During the year ended December 31, 2022, the Company had three customers that accounted for 33.4%, 19.4% and 18.9%, respectively, of revenues. During the year ended December 31, 2021, the Company had three customers that accounted for 41.1%, 31.2% and 15.6%, respectively, of revenues.