Form 20-F/A
period 2023-12-31
Arbe Robotics Ltd.
filed 2024-04-11
CIK 1861841

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

Arbe Robotics Ltd. (the “Company”) is filing this exhibit-only Amendment No. 1 (“Amendment No. 1”) to its Annual Report on Form 20-F for the year ended December 31. 2023 (the “Form 20-F”), originally filed on March 28, 2024, solely for the purpose of including (i) an amended consent of independent registered public accounting firm to include in the consent the incorporation of such firm’s report with respect to the Company’s Post-Effective Amendment No. 2 on Form F-3 to the Registration Statement File No. 333-259757 and (ii) Exhibit 8.9.

In connection with the filing of this Amendment No. 1, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of such certifications have been omitted. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as no financial statements are being filed with this Amendment No. 1.

This Amendment No. 1 is limited in scope to the items identified above and should be read in conjunction with the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F and no revisions are being made to the Company’s financial statements pursuant to this Amendment No. 1. Other than the filing of the consent and exhibit identified above, this Amendment No. 1 does not modify or update the disclosure in the Form 20-F in any way.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arbe (1)
2.1	Description of Securities(5)
4.1	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(3)
4.2	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(1)
4.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(3)
4.4*	2016 Incentive Share Option Plan of Arbe(3)
4.5*	2021 Share Incentive Plan of Arbe(4)
4.6	Form of Director and Officer Indemnification Agreement for Arbe(3)
4.7	Compensation Policy of Arbe for Officers and Directors(3)
4.8	Third Amended and Restated Investor Rights Agreement(4)
4.9	Open Market Sale Agreement, dated April 25, 2023, by and between the Company and Jefferies LLC(7)
8.1	List of Subsidiaries of Arbe(2)
11.1	Code of Ethics of Arbe(5)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(6)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(6)
13.1	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer(2)
19.1	Insider trading policy(2)
23.1	Consent of Somekh Chaikin Member Firm of KPMG International(6)
97.1	Clawback Policy(2)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Indicates a management contract or compensation plan.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on October 27, 2021, and incorporated herein by reference.
(2)	Previously filed.
(3)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-257250, filed by the Company with the SEC, and incorporated herein by reference.
(4)	Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.
(5)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 31, 2022, and incorporated herein by reference.
(6)	Filed herewith.
(7)	Filed as an exhibit to the Company’s Form 6-K filed by the Company’s with the SEC on April 25, 2023, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 11, 2024	ARBE ROBOTICS LTD

	By:	/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer

3