Form 20-F
period 2024-12-31
Arbe Robotics Ltd.
filed 2025-03-28
CIK 1861841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

The number of the issuer’s ordinary shares as of March 1, 2025 was 105,163,188 ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to 240.10D-1(b) ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing ☐

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

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Arbe,” the “Company,” “us,” “we” and words of like import refer to Arbe Robotics Ltd., together with its subsidiaries.

Industry and Market Data

In this annual report, we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 5. Operating and Financial Review and Prospects” “Item 4. Information on the Company” and other sections of this annual report.

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

The statements contained in this annual report regarding the following matters are forward-looking by their nature:

●	Our projection of revenue and other operating results;

●	Our expectation that we will be engaging with Tier 1 automotive suppliers and OEMs which would be building the radars based on our chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability;

●	Our expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations;

●	Our belief that our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro New Car Assessment Program (“Euro-NCAP”) and the current United States National Highway Traffic Safety Administration (“NHTSA”) vehicle safety standard that will make automatic emergency braking (AEB), including pedestrian AEB, standard on all passenger cars and light trucks.

●	Our belief that automakers will choose to integrate advanced driver assistance systems (ADAS L2+/L3) based on several technologies simultaneously (imaging radar, camera and optionally LiDAR), and that it is likely that this trend of integrating technologies into vehicles will continue in the coming years;

●	Our belief that our 4D imaging radar technology holds significant advantages for a fusion with camera over alternative technologies such as LiDAR laser systems and over current-generation radar technologies that are on the market presently or have been announced for development;

●	Our belief that our ground-breaking technology that contains an advanced processor, consumes relatively low amounts of energy and can scan a vehicle’s environment at an exceptionally high resolution in real-time, and identify objects and distinguish between them with great long-range accuracy and a wide field of view, differentiates us and will enable us to successfully compete and develop and maintain a leadership position in its target markets;

●	Our expectation that our marketing strategy, primarily targeted at Tier 1 manufacturers, will foster cooperation with Tier 1 suppliers to integrate our radar chipsets into their radar systems to be sold to OEMs and that the Tier 1 suppliers that use our radar chipsets will be successful in marketing the systems to automakers;

●	Our belief that our engagement of Global Foundries for the manufacturing and supply chain management will provide us with a more secure path in production for quality control and reliability for automotive requirements;

●	Our belief that as automakers seek to develop hands off/eyes off driving, perception and imaging radar will become a critical ingredient and that our radar chipset will meet this need;

●	Our belief that certain operational or registration requirements for some autonomous functions will be removed as state regulators gain better experience with the technology;

●	Our expectation that awareness among automakers and vehicle owners of the importance and benefits of installing ADAS and partial autonomous driving L2+/L3 (even in the absence of binding regulation) has increased, and that it is likely that in the future, the vast majority of new vehicles will be equipped with these systems;

●	Our belief that our radar chipset solution will make it possible to enable the launch of an autonomous vehicle and will be the primary sensor for autonomous driving in the retail market in tandem with a camera;

●	Our belief that our existing infrastructure positions us to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing; and

●	Our belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2+ and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, is expected to increase the demand for products in our field of activity in the time frame we anticipate;

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

Risks Related to Our Business and Industry

We have been a research and development company with a history of losses, and we expect to incur significant expenses and losses as we continue the development of our radar technology.

We incurred a net loss of approximately $49.3 million on revenues of approximately $0.8 million for the year ended December 31, 2024, a net loss of approximately $43.5 million on revenues of approximately $1.5 million for year ended December 31, 2023, and a net loss of approximately $40.5 million on revenues of approximately $3.5 million for the year ended December 31, 2022. No assurance can be made that we can or will become profitable. Our modest level of revenues through 2024 has been generated from sales of chipsets and prototype radar systems for evaluation and professional services. As we have not yet received significant production orders as a result of which we have not transitioned to a production company. Although we are actively marketing our chipset to Tier 1 suppliers and automobile manufacturers, we have been primarily a research and development company, and we are continuing to incur research and development expenses as we continue to work on the development of our 4D imaging radar technology. We plan the transition to production of our radar chip for sale to customers during 2026, although we can give no assurance that this timetable will be met, and we did not meet our previous target to transition to production. Until such time as we begin material commercial deliveries of our products, we will likely continue to generate losses. Even if we are able to begin making material commercial deliveries of our products, we can give no assurance that we will be successful in the commercial sale of our products.

We anticipate that our losses may continue to be significant as we:

●	Shift our research and development from production intent to production ready chipset;

●	expand our production capabilities or outsource such production;

●	expand our design, development, installation and servicing capabilities;

●	experience delays by automobile manufacturers which are making final decisions relating to the next generation of automobiles and the introduction of advanced driver assisted systems (ADAS) as a result of broader economic shifts that we believe are leading to short-term delays in the automobile manufacturers roll-out of advanced driver assistance systems.;

●	produce chips for inventory and incur storage charges;

●	incur costs in providing support and assistance to our initial commercial customers, primarily our Tier 1 suppliers, as they integrate our chipset in their radar product that they market to automotive companies and to our automotive company customers as they introduce our radar in their vehicles.

●	incur sales and marketing activities costs and develop our distribution infrastructure; and.

●	incur general and administration costs as we progress with our product development and continue to incur significant expenses in research and development as well as costs related to our status as a publicly traded corporation

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

From late 2023 through 2024 we broadened our focus to seek contracts with Tier 1 suppliers and OEMs for orders in commercial quantity in addition to sales of radars for testing purposes. If this strategy is not successful, and we do not generate orders for commercial quantities of our products, we may incur increased losses and our transition to production will be delayed. In this connection, as both our business and the market for ADAS vehicles develops, our operations may undergo other changes that result is a material change in our business and the direction of our business. Any such modifications could result in increased losses (as pivoting the business may be costly) and future results may differ materially from those presented herein. The timing of our transition to production is also subject to the timing by automobile manufactures of introducing cars at a Level 2+ and higher.

Any change in our business model, including changes by automobile manufactures in introducing ADAS features, may make the results of our operations to date less useful in evaluating our business and prospects and may impact our ability to generate revenue and cash flow from operations.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be impaired. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. Delays by automobile manufacturers which are making final decisions relating to the next generation of automobiles and the introduction of ADAS capabilities as a result of broader economic shifts that we believe are leading to short-term delays in the automobile manufacturers roll-out of ADAS functions will impact our ability to generate revenue and cash flow from operations. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, the results of our operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

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

Our future growth depends on maintaining our technological leadership in order to introduce new products that achieve market acceptance and penetrate new markets. Our research and development expenses were approximately $35.1 million in 2024, $34.1 million for 2023 and approximately $36.7 million for 2022. We expect that our research and development expenses are likely to continue to be significant in the future as we seek to expand our research and development effort to meet the anticipated market need. Because we expense our research and development activities, as we increase these expenses it will adversely affect the results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable. Because the market for our products is both leading edge technology in an evolving industry, we can only be successful if we can offer leading edge technology. Our failure to offer leading edge technology can materially impair our ability to operate profitably. Further, since our marketing is primarily directed at Tier 1 suppliers, who incorporate our chipset in the systems that they market to the automobile manufacturers, which include software and hardware components in addition to our chipset, our business will be impacted to the extent that the manufacturers select a Tier-1 supplier that does not use our chipsets.

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

The development process for our products as well as the timing of our sales and the market for our products can be affected by various factors, many of which are unpredictable. These factors include such conditions as international trade issues such as tariffs, international conflicts, climate and weather conditions, significant natural disasters such as the outbreak of a pandemic, such as COVID-19, or other catastrophic events. In recent months the following conditions have affected or may affect various aspects of our business:

●	The effect of the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of Israel’s working population, including some of our employees, and the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies as discussed below under the Risk Factor “Risks Related to our Incorporation and Location in Israel – Conditions in Israel” could materially and adversely affect our business.”

●	The effects of the February 24, 2022 invasion by the Russian Federation of Ukraine, which is ongoing and is discussed below.

●	Extreme weather conditions that may adversely affect manufacturing facilities of our suppliers and/or customers, and cause material delays in our supply chain or to our forecasted orders.

●	The effects of any other military conflicts and cybersecurity actions;

●	The effects of any tariffs and counter-tariffs which may be imposed; and

●	Any other conditions which may affect the automotive industry generally and the ability of automotive companies in their evaluation and purchase of our products or our ability and the ability of our customers and potential customers to evaluate our product or order our product.

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

We may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

We are continuing to spend significantly more in research and development than we are generating in revenue, since most of our revenue is for samples and for testing and we have not received production orders. Although our working capital on December 31, 2024 was approximately $21.2 million and in January 2025, we raised $33.1 million gross proceeds from an underwritten public offering and approximately $22.4 million from the release of escrowed funds following the conversion of a majority of the principal amount of our convertible bonds, we may nonetheless require additional capital in order to fund our growth strategy and to respond to various factors including, but not limited to. technological advancements, competitive dynamics or technologies, customer demands, broader economic shifts that are leading to delays in automakers’ roll-out of advanced driver assistance systems which would use radar systems that use our chipset and the economic cause related to the extension in decision-making timelines, business opportunities, challenges, acquisitions or unforeseen circumstances, and we anticipate that, if we require financing we will seek to obtain any such funding through equity, debt or convertible debt financing arrangements, although there can be no assurance that such financing will be available on acceptable terms or at all.

We may not be able to timely secure such debt or equity financing on favorable terms, or at all. Our ability to incur additional debt may be affected by covenants in the deed of trust relating to our outstanding convertible bonds. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our shareholders could experience significant dilution. In addition, any debt financing we may obtain in the future, whether in the form of a credit facility or convertible debt, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support its business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions, the restrictions on incurring debt under the deed of trust relating to our convertible bonds and other factors beyond our control, we cannot predict or estimate the amount, terms, timing, nature or success of our future capital raising efforts.

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

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive with our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms or we may obtain a commitment from a Tier 1 supplier and that supplier may not be successful in marketing to the automobile manufacturers. Because our products are a key aspect of the safety of vehicles that use our products and must comply with international standards, our products will be held to a stringent safety test before they are included in a vehicle. If our products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business.

Our principal customers include Tier-1 suppliers with a view to including our chipset as part of a radar system that they market to the automobile industry, and which compete with other Tier 1 suppliers in marketing to the automotive industry.

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

We continue to make investments and implement initiatives designed to grow our business, including:

●	investing in research and development;

●	collaborating with Tier 1 suppliers to develop a radar product based on our chipsets, with the goal of enabling the Tier 1 to market this product to the automotive and related industries;

●	expanding our sales and marketing efforts to attract new customers in new industries;

●	investing in new applications and markets for our products;

●	further enhancing our manufacturing processes and relationships; and

●	incurring in legal, accounting, and other administrative functions necessary to support our operations as a public company.

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

If we are unable to develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, our products could lose market share, our revenue will decline, it may experience operating losses, and our business and prospects will be adversely affected.

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

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We have an ongoing process of reviewing and strengthening our compliance programs, including those related to export controls, privacy, cybersecurity, anti-corruption and financial controls. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

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

We are investing in and pursuing market opportunities in various sectors and industries in addition to the automobile industry, such as autonomous delivery vehicles or robotaxies, delivery robots, autonomous trucks, agriculture, infrastructure and traffic systems. We believe that these potential new markets present growth opportunity and therefore implement a business development plan aimed at these new markets as they emerge. We are currently approaching these markets through our existing tier 1, Sensrad, which will be responsible for using our product to address the particular requirements of each market.

Addressing these requirements can be time-consuming and costly. The market for our existing products and technology outside of our core customer base is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for our core technology outside of our existing target industries are still in testing and development and we may not succeed in commercializing some or any of these products. We cannot be certain that our products will be sold into these markets, or any market outside of where we currently operate, at scale. Adoption of our products outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of similar products meet users’ current or anticipated needs, whether the benefits of designing products such as our products into larger systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by our technology and whether developers of products such as our products can keep pace with rapid technological change in certain developing markets and the global response to supply chain delays. If technology developed by us does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.

The software in our chipsets uses artificial intelligence to enhance its ability to identify objects in or near the path of vehicles and the software to which our products interface, whether developed or obtained by the Tier 1 supplier or the manufacturer is also likely to use artificial intelligence, all of which are subject to the risks related to artificial intelligence.

Artificial intelligence technologies, including generative artificial intelligence, are complex and rapidly evolving, and we face competition from other companies as well as an evolving regulatory landscape. Several jurisdictions around the globe, including Europe and the United States, have already proposed or enacted laws governing artificial intelligence and we may need to commit significant resources to maintain business practices that comply with the evolving regulatory landscape. Our competitors or other third parties may incorporate artificial intelligence into their products more quickly and successfully than we, which could impair our ability to compete effectively and could adversely affect our results of operations.

Artificial intelligence is intended to improve the efficiency of software in the context with which it is designed. In the automobile and related industries, this means that the software will enable the vehicle to operate more efficiently and more safely by both avoiding collisions or other accidents and arriving at its intended destination in the quickest and most efficient manner. Our chipsets are designed to identify objects in the path of the vehicle, but it is the related software developed or incorporated by the Tier 1 or the automobile or other manufacturer that tells the vehicle what to do with the information generated by our chipset. To the extent that either our software or the software with which our software interfaces does not function as intended, which could result in accidents, we may be subject to claims or liability and our reputation may be impaired which could have a material adverse effect on our business and our reputation.

Further, the vehicle software may be subject to security breaches, which could result in damages if our software that is incorporated in the automobile or other vehicle is subject to security breaches. Since radar systems in vehicles are software-based, with manufacturers or software suppliers having the ability to modify or update software remotely, there is a risk of security breaches that may affect the safety of the vehicle. We have a legal and contractual obligation to protect the confidentiality and appropriate use of customer data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities. The security of our products is important in our customers’ decisions to purchase or use our products or services in their vehicles. Security threats are a significant challenge to companies like us whose business is providing technology products and services to others.

The functionality of systems using our chipset may be affected by open source software which may increase the risk of security vulnerability.

Although we do not use open source software, including open source artificial intelligence in our product, it is possible that software that interfaces with our product may use open source software, which may subject the system that incorporates our product to the risk of open source software, including open source artificial intelligence. There may be vulnerabilities in open source software and third-party software that may make products that use our chipsets likely to be harmed by cyberattacks. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, such security vulnerability may adversely impact our product vulnerability and we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

We may be subject to the effects of inflationary pressures, which may impair our gross margins and our ability to operate profitably.

Although we do not believe that our business was materially adversely affected by inflation prior to 2024, we have been experiencing cost increases, including increased labor costs, as a result of the recent inflationary pressures, combined with supply line delays and recent shortages of semiconductors. The effects of the war in Israel, the Russian invasion of Ukraine, which exacerbated the already existing inflationary pressures and supply line delays and shortages, may impair our margin and our ability to operate profitable. To the extent that inflation, along with supply line delays and semiconductor shortages, we may incur increased costs in our components as well as from our contract manufacturers, and we may not be able to pass on any costs we may incur to our customers. Further, our costs may be affected by any tariffs and counter-tariffs which are imposed or threatened which may increase inflationary pressures. To the extent that we are unable to pass on costs, our gross margin may be significantly eroded which may result in increased losses during our developmental phase and may impair our ability to operate profitable when we are in full production mode. We cannot assure you that these factors will not impair our ability to generate a profit from our operations.

Our business may be impacted by international trade issues including tariffs and counter-tariffs and restrictions on the export of advanced chips which may impact the cost and availability of components equipment.

The president of the United States, Donald J. Trump, has stressed the importance of tariffs. We cannot predict the extent of any tariffs that may affect our business, our manufacturer, our Tier 1 suppliers and the automobile industry generally. To the extent that tariffs are threatened, even if not imposed, it may impact the automobile industry and may result in a delay in the development of cars with a higher level of autonomy. Any tariffs, which may result in counter-tariffs, could result in a significant increase in the cost of parts for automobiles with increasing costs of the automobiles subject to the tariffs as well as significant supply chain delays which would increase costs and time. In addition, the United States has imposed export restrictions on advanced chips, including artificial intelligence chips, which may affect both the ability of our supplier, GlobalFoundries, to obtain chips and the price of chips. Any factors which could result in higher prices for automobiles could result in a reduction in the production of automobiles and a delay in the introduction of new features which require our technology, all of which could have a material adverse impact on our business and prospects.

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

There are significant risks associated with any acquisition program, including, but not limited to, the following:

●	We may incur significant expenses and devote significant management time to a potential acquisition, and we may be unable to consummate the acquisition on acceptable terms.

●	If we identify an acquisition, we may face competition from other companies in the industry or from financial buyers seeking to make the acquisition.

●	The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, it may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

●	The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

●	Even if the business is successful, our senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

●	If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

●	We may have difficulty maintaining the necessary quality control over the acquired business and our products and services.

●	To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

●	Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition may result in increased costs and may impair our ability to operate the acquired company.

●	The acquired company may have liabilities or obligations that were not disclosed to us, or the acquired assets, including intellectual property assets, may not have the value we anticipated.

●	Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate us for any loss, damage or expense that we may sustain, including undisclosed claims or liabilities.

●	To the extent that the acquired company is dependent upon our management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management.

●	Government agencies may seek damages after we makes the acquisition for conduct that occurred prior to the acquisition and we may not have adequate recourse against the seller.

●	We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated, and our failure to obtain capital on reasonable terms may impair the value of the acquisition and may impair our continuing operations.

●	The acquired company may be impacted by unanticipated events, such as a pandemic such as the COVID-19 pandemic, the effect of climate changes, terrorist or other disruptive activities in Israel, social unrest or other factors over which we may have no control.

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

The industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from a public reaction to accidents caused by or involving automobiles, drones or other autonomous vehicles. The potential market for our products is international, and each country or region may impose different and potentially conflicting regulations. These regulations may relate the technical requirement and standards for end products or the components and may impose liability on the manufacturer or the seller of the product, which liability may be strict liability, for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations that impose standards or impose liability are likely to increase our manufacturing costs as well as the cost of compliance and product liability insurance.

To the extent that the United States adopts regulations that encourage gas driven automobiles and discourage electric vehicles, the market for automobiles with enhanced ADAS features may be adversely affected since ADAS operate on electric and not gas-powered vehicles. Any such action may both reduce the market for enhanced ADAS vehicles and delay the introduction of enhance ADAS vehicles, which could adversely affect our business.

We operate in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than we have.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to develop and protect from infringement in a timely manner and to stay ahead of existing and new competitors and to satisfy the market that is technology is leading edge technology. A large number of companies offer radar-based and LiDAR-based technologies in competition with us. Some of these companies are better capitalized and better known than we. Our competitors compete with us directly by offering similar products and indirectly by attempting to solve some of the same challenges with different technology. We face competition both in marketing to Tier 1 suppliers and manufacturers from other market participants, some of which have significantly greater resources than we have, and, if our Tier 1 suppliers select our product for the radar solution they are offering to manufacturers, they will compete with radar solutions offered by other Tier 1 suppliers. Our competitors may commercialize new technology which may achieve market adoption or stronger brand recognition as compared to our products. Even in emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause it to lose market share, any of which will adversely affect our business, results of operations and financial condition.

Fluctuation of the results of our earnings on a quarterly and annual basis, could cause the share price of our ordinary shares to fluctuate or decline.

The results of our operations to date have primarily reflected our research and development expenses with limited revenue. From 2020 through 2024, we had modest revenue from sales of our products and services, primarily to customers making purchases for their own evaluation projects. In the future, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects and marketing programs. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing and magnitude of orders and shipments of our products in any quarter;

●	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

●	The effect of international trade issues, including tariffs and related supply line problems affecting us and our suppliers or customers and the automobile industry generally;

●	The effect of inflation;

●	The timing of the completion of our application engineering services;

●	Our ability to retain our existing customers and attract new customers;

●	Our ability to develop, introduce, manufacture, and ship products in a timely manner that meet customer requirements;

●	Disruption in our sales channels or termination of our relationships with important channel partners;

●	Delays in customers; purchasing cycles or deferments of customers; purchases in anticipation of new products or updates from us or our competitors;

●	Fluctuations in demand pressures for our products;

●	The mix of products sold and the gross margin of products sold in any quarter;

●	The duration of, and responses of governments and industry to any worldwide or regional health crisis;

●	Events and conditions affecting Israel-based businesses;

●	The timing and rate of broader market adoption of autonomous systems, both generally and those utilizing our smart vision solutions across automotive and other market sectors;

●	Market acceptance of our core products and further technological advancements by us, our competitors, and other market participants;

●	The ability of our customers to commercialize systems that incorporate our products;

●	Any change in the competitive dynamics of our markets, including the consolidation of competitors, regulatory developments, and new market entrants;

●	Our ability to effectively manage our inventory;

●	Changes in the source, cost, availability and regulations pertaining to the materials we use;

●	Adverse litigation, judgments, settlements, or other litigation-related costs, or claims that may give rise to such costs;

●	Adverse publicity, litigation, and governmental investigations affecting autonomous vehicles, regardless of whether our products are involved;

●	The war with Hamas, any other conflicts which may involve Israel and the effects of the Russian invasion of Ukraine and the consequences of any settlement of the conflict; and

●	General economic, industry, and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

●	New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us.

●	Actual or perceived political instability in Israel or any negative changes in the political environment may, individually or in aggregate, adversely affect the Israeli economy and, in turn, may result in major changes in Israeli tax laws, regulations and tax policies.

●	Changes in accounting and tax standards or practices;

●	Eligibility for beneficial treatment under Israeli tax laws;

●	Changes in the composition of operating income by tax jurisdiction;

●	Our operating results before taxes; and

●	Our ability to use our accumulated tax losses to offset future income.

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

There can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts, including the OECD Pillar Two framework and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.

The tax benefits that may be available to us require that we continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

Changes in our product mix may impact our financial performance.

Our financial performance can be affected by the mix of products we sell during a given period. If our sales include more lower-gross margin products than higher gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully structure our product mix so that we are selling more of our high-gross margin products. In addition, our earnings forecasts and guidance are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

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

Competition for highly skilled personnel is often intense, especially in Israel, where our principal office is located, and we may incur significant costs to attract them. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. The highly competitive environment for highly skilled personnel can result in higher compensation packages for employees. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. Our stock price may affect their decision as to whether to accept an offer of employment from us. Our success will depend in part on the attraction, retention, and motivation of executive personnel critical to our business and operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise, or know-how, and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected. Further, Israel’s calling up employed or employable personnel for military service may affect our ability to hire qualified personnel. We cannot give assurance that we will be able to hire all the required personnel when we require them.

We face numerous risks associated with commercial production.

We do not have manufacturing facilities, and we rely on third parties for the manufacture of our products. We cannot be sure that our manufacturer, GlobalFoundries, or other companies with which we may develop a strategic alliance will be able to develop efficient, automated, cost-efficient production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our products. GlobalFoundries is a major semiconductor manufacturer in the automotive industry, among other industries. Even if we and our supplier and strategic alliances are successful in developing our initial production and further high volume production capability and processes and reliably sourcing our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with potential suppliers and strategic partners, tariffs, force majeure events, or in time to meet our product commercialization schedules or to satisfy the requirements of our potential customer base. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition, and operating results.

We rely on third-party suppliers, and because key components in our products come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain and delay deliveries of our products to customers.

The components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single-source suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components, as well as the risk that our suppliers will discontinue or modify components used in our products, which risks may be compounded by any tariffs or counter-tariffs which may be imposed on the products we import. We purchase semiconductor chips that are an integral part of our products from GlobalFoundries. To the extent that our Tier 1 suppliers modify their products, it may be necessary for us to make modifications to the chipset that we sell to the Tier 1 supplier, and we would need to work with GlobalFoundries, to develop and produce a modified product to meet the Tier 1 supplier’s cost and timing requirements. If GlobalFoundries fails to deliver or delays the delivery of the semiconductor products or is otherwise unable to meet our quality and delivery requirements, we may be required to seek an alternative source of supply. Although alternate chip manufacturers are available, any change in suppliers would necessitate a change in the design of the semiconductor, a process that could take up to two years, which would result in a loss of sales and a delay in the development and marketing of our products, which could materially and adversely affect our results of operation, financial position, and prospects. Further, we, like other companies in the automotive industry, are affected by an industry-wide semiconductor shortage, which may be exacerbated by tariffs and international trade issues.

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

Adverse conditions affecting one or more automotive manufacturers or the automotive industry in general could have a material adverse effect on our business, prospects, financial condition, and operating results. Our business may be negatively affected by challenges to the larger automotive ecosystem. In addition, factors, including the effects of climate change, government regulations, tariffs and threatened tariffs, and the ability of suppliers to obtain rare earth elements, as well as other conditions that cannot be presently identified, can continue to affect the automotive industry. To the extent that radar systems in vehicles are software-based, with manufacturers or software suppliers having the ability to modify or update software remotely, there is a risk of security breaches that may affect the safety of the vehicle.

Increasing attention to, and evolving expectations regarding, environmental, social and sustainability matters may impact our business and reputation.

Evolving and increased and changing expectations regarding environmental, social and sustainability initiatives and disclosures may result in increased costs, enhanced compliance disclosure obligations, or other impacts to our business, financial condition, or results of operations. Moreover, our environmental, social and sustainability initiatives may be costly and may not have the desired effect, or we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, legal, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, comply with or advance certain environmental, social or sustainability initiatives, we may be subject to various adverse impacts, including reputational damage, activism and potential stakeholder engagement and/or litigation. Additionally, many of our customers, suppliers and others with which we have business relationships may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Risks Related to our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our products and our business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States, Europe, and other international jurisdictions. We rely on a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications or that any trademarks will be registered with respect to our currently pending applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us or any trademarks registered by us will not be challenged, invalidated, or circumvented. We have filed for patents and trademarks in Israel, the United States, Europe, and China. Not all patent applications have resulted in patents, and we cannot assure you that patents will be granted. Further, patent protection may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, and it may be difficult to enforce our patent rights. Our currently issued patents and trademarks and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with us or infringe on our intellectual property.

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

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our intellectual property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights or to protect us against cybersecurity invasions that either lock our computers so we cannot access our information or discloses our confidential information to others or to the general public. As an Israeli company, we may be subject to attempts at cybersecurity breaches by persons or countries who seek to attach anything Israeli, and we have seen increased attempts to do so.

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

Sales to international customers, i.e., customers located outside of Israel, accounted for almost all of our sales to date. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations;

●	Political and economic instability, international terrorism, and anti-American and anti-Israel sentiment, particularly in emerging markets;

●	Reaction to any conflicts involving Israel, including its war with Hamas and conflicts with Hezbollah and others, including any official or unofficial boycotts of Israeli companies;

●	The effects of the Russian invasion of Ukraine or any resolution of the invasion as it may affect suppliers and customers in Europe;

●	Global or regional health crises;

●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery or fraud;

●	Preference for locally branded products, and laws and business practices favoring local competition;

●	Increased difficulty in managing inventory;

●	Less effective protection of intellectual property;

●	Stringent regulation of our products or systems incorporating our products;

●	Difficulties and costs of staffing and managing foreign operations;

●	Import and export laws and the impact of tariffs; and

●	Changes in local tax and customs duty laws or changes in the enforcement, application, or interpretation of such laws.

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

Since we operate on a global basis, we must continually monitor applicable laws and regulations and engage in an ongoing compliance process to take necessary steps so that we and our suppliers are in compliance with all existing laws and regulations. If there is unanticipated or onerous new legislation or regulation that significantly impacts our use of various components, including those incorporating AI, or requires more expensive components, such legislation or regulation could materially adversely affect our business, results of operations, and financial condition.

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

Our business is subject to a patchwork of regulations from local, state and federal authorities. U.S. federal regulations include those imposed by the U.S. Department of Transportation and the NHTSA. In 2023, the NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several Federal Motor Vehicle Safety Standards (“FMVSS”) to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. The NHTSA also proposed rules to update FMVSS for crash avoidance, safety messaging and passenger-less vehicles as well as jointly proposed a rule with the Federal Motor Carrier Safety Administration regarding AEB test devices for heavy vehicles.

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

Our current and potential future operations and sales are subject to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer, and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California has enacted the California Consumer Privacy Act of 2018 and the People’s Republic of China has laws relating to data protection, all of which provide for potentially material penalties for non-compliance. These regulations may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, use, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by our products unless our customers choose to proactively provide such information to us, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

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

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. We are or may be also subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, the anti-bribery laws of the People’s Republic of China, the European Union’s policies and, if enacted, proposed legislation, on bribery and corruption and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities or solicit business. Compliance with these laws has been the subject of increasing focus and activity by regulatory authorities in recent years. Anti-corruption laws are interpreted broadly and prohibit companies, their employees, and third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person, whether in the public or private sector. Our activities outside the United States may create the risk of unauthorized payments or offers of payments by employees, consultants, sales agents, or distributors, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, consultants, sales agents, and distributors. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible, even if it does not explicitly authorize such activities. Should our export activity be subject to security oversight, this may have a material effect on our activity. Further, our business may be affected by sanctions that may be imposed on customers or suppliers who trade with sanctioned countries and/or companies in violation of United States or European restrictions.

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

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to determine, disclose, and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict minerals or if we are unable to alter our products, processes or sources of supply to avoid the use of such materials.

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

We regularly maintain cash balances at third-party financial institutions in the United States and in Israel. Maintaining any significant portion of our cash in financial institutions is subject to adverse conditions in the financial or credit markets, which could impact access to our invested cash or cash equivalents and adversely impact our operating liquidity and financial performance. We are diversifying our investments for cash designated for our long-term activities into short-term deposits and money market funds and also considering spreading our cash and cash equivalents among several financial institutions in order to reduce the risks associated with maintaining all of our cash and cash equivalents at one financial institution. Notwithstanding these efforts, the failure of one or more of the financial institutions in which our cash and cash equivalents are held could result in our inability to obtain or a significant delay in obtaining the return of our funds from any of those financial institutions or any other adverse condition suffered by any of those financial institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance. Part of our cash was held in Silicon Valley Bank (“SVB”), and, following the restructure of SVB, in 2023 we transferred substantially all the cash from SVB to other financial institutions although a modest portion of our cash remains in SVB.

Our convertible bonds have covenants which could restrict our ability to incur debt obligations

The deed of trust for our convertible bonds requires us to comply with the following two covenants as long as the bonds are outstanding:

●	Our shareholders’ equity shall not fall below $5 million as of the last day of two consecutive quarters.

●	We shall have cash and cash equivalents of not less than $5 million as of the last day of one quarter.

Although the bonds are unsecured obligations, the deed of trust provides that the Trustee will have a security interest, for the benefit of the bondholders, in the escrow funds. We are prohibited, as long as the bonds are outstanding, from creating or agreeing to create in favor of any third party any floating charge of any rank over all of our present and future property and rights to secure any obligation or debt of any kind, unless either the lien is approved by a special resolution of the bondholders or we create, in favor of the bondholders, concurrently with the grant of the lien to the third party, a charge of equal ranking with the lien to the third party which is pari passu with the lien to the third party. These covenants may impair our ability to incur addition debt, including convertible debt.

Risks Related to our Incorporation and Location in Israel

The war in Israel and other conditions in Israel could materially and adversely affect our business.

We are an Israeli corporation, and many of our employees, including most of our management members, operate from our offices in Tel Aviv-Yafo, Israel. In addition, the majority of our officers and directors are residents of Israel.

Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In recent years, Israel has been engaged in sporadic armed conflicts and since October 2023 has been in a continuous conflict with Hamas and other Islamist terrorist groups that control the Gaza Strip and with Hezbollah, an Islamist terrorist group that controls large portions of Lebanon; and with Iranian-backed military forces throughout the Middle East.

On October 7, 2023, following a large-scale attack led by the Hamas organization from the Gaza Strip on civilian and military targets in Israel, the Israeli government declared a war against Hamas (the “Iron Swords War”). In addition, Hezbollah has also launched attacks against Israeli military sites and troops and against Israeli towns in northern Israel. In response to these attacks, the Israel Defense Force (“IDF”) has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon although there is currently a cease fire with Lebanon. Further, Israel faces threats from more distant neighbors, in particular, Iran which attacked Israel.  The Iran-backed Houthi movement, which controls parts of Yemen and launched a number of attacks on marine vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade traveling to and from Israel and much of the world.

As of the date of this annual report, the Iron Swords War and the above-mentioned conflicts are still ongoing and is causing political and economic instability in the Middle East, and the long-term effects of the war on Israeli tech companies remain uncertain. It is hard to predict how long the Iron Swords War and the above-mentioned will last or whether the cease fire in Lebanon will continue. All these factors may have a negative impact on us and our activities. We are examining and evaluating the wars’ effects on our activities and considering different measures to face them and withstand these risks. The risks we may face include, but are not limited to:

●	As a result of work stoppages, damages to infrastructure, and delays in the supply chain caused by the war, our business activities in Israel may suffer disruptions and may slow down.

●	The war may lead to a decrease in demand for the products and services of Israeli companies. Negative media coverage surrounding the conflict can damage the image of our company.

●	Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. More countries may impose restrictions on doing business with Israel and Israeli companies if hostilities on Israel continue or increase. The war may lead to an increase in input costs, such as labor, raw materials, and energy.

●	The war has a negative affect on the Israeli economy as a whole.

●	The war may lead to a decrease in the share price of our ordinary shares as a result of investors’ fear of the geopolitical risks.

●	Since October 7, 2023, the IDF has called up more than 360,000 of its reserve forces to serve. A number of our employees are currently subject to military service in the IDF and many of them have been called to serve. Such disruption could affect our business, prospects, financial condition, and results of operations. Future call-ups may impact our workforce availability and project timelines as well.

●	The heightened tensions in the area increased the risk of cyberattacks against us.

In addition, the Israeli government has pursued and continues to consider changes to Israel’s judicial system, which in turn may affect the checks and balances between the authorities in Israel. These legislative and policy developments have sparked widespread public debate and protests within Israel in the past years, as well as reactions from international organizations, investors, and credit rating agencies. Critics argue that such changes may negatively impact Israel’s business and economic environment, including foreign investment, capital markets, and the country’s credit rating. Actual or perceived political instability in Israel or any negative changes in the political environment may, individually or in aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

These legislative and policy developments have sparked widespread public debate and protests within Israel, as well as reactions from international organizations, investors and credit rating agencies. Critics argue that such changes may negatively impact Israel’s business and economic environment, including foreign investment, capital markets, and the country’s credit rating.

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

Our research and development efforts in relation to our product have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of approximately $4.0 million through December 31, 2024.

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

We are subject to the Israeli Privacy Protection Law and its regulations

We are subject to the Israeli Privacy Protection Law, 5741-1981, and the regulations promulgated thereunder and guidelines issued by the Israeli Privacy Protection Authority with respect to the manner in which personal data is processed, maintained, transferred, disclosed, accessed, and secured. In this respect, the privacy regulations governing information security may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions, and other technical and organizational measures. Failure to comply with the Israeli privacy laws may expose us to administrative fines, civil claims (including class actions), and, in certain cases, criminal liability. An amendment to the Israeli Privacy Protection Law, recently approved by the Israeli parliament and expected to become effective in August 2025, increases the legal obligations of controllers and processors of personal data, and empowers the Israeli Privacy Protection Authority’s authorities and enables it to impose administrative sanctions, including in monetary sanctions in significant amounts.

 As a foreign private issuer, under Nasdaq rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, which, if we follow such practices, may afford our shareholders less protection than they would enjoy if we complied with the Nasdaq corporate governance standards.

As an Israeli corporation that meets the definition of a foreign private issuer, we are generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of board committees, with respect to the disclosure of third-party director and nominee compensation and the requirement to distribute annual and interim reports. These corporate governance practices in Israel may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice exemption with respect to our corporate governance, other than (i) the quorum requirements, (ii) the Nasdaq requirement of obtaining shareholder approval for certain issuances of 20% or more of our ordinary shares at a price less than the market price, as defined by Nasdaq, or (iii) the Nasdaq requirement of shareholder approval for stock option plans. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitute a quorum, as contrasted with the Nasdaq requirement of a minimum of one-third of a company’s outstanding voting securities and, accordingly, our board has the authority to issue ordinary shares without obtaining shareholder approval under circumstances where shareholder approval would be required under the Nasdaq corporate governance regulations. Our Restated Articles do not require shareholder approval for stock issuances or for the adoption of a stock option plan. If we choose to take advantage of other home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Risks Related to our Ordinary Shares

The dual listing of our ordinary shares on the Tel Aviv Stock Exchange may affect the trading dynamics of our ordinary shares

Our ordinary shares are listed on both the Nasdaq Stock Market and the Tel Aviv Stock Exchange (“TASE”) and are subject to the rules of both exchanges. Companies traded on both exchanges benefit from reporting exemptions under Israeli regulations governing relief to companies listed in Nasdaq. However, the trading dynamics of dual listing can lead to price discrepancies between the two markets. These discrepancies arise from differences in trading currencies - U.S. dollars on Nasdaq and NIS on TASE, as well as trading hours, time zones and holidays. Additionally, exchange rate fluctuations and market activity on one exchange can influence share prices on the other.

Market conditions may adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly. An active trading market for our securities may not be sustained on either Nasdaq or the TASE. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition, and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and TASE and are quoted on the OTC Markets (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq, TASE or another national securities exchange, in which event you may be unable to sell your securities unless a market can be established or sustained.

We anticipate that we will redeem our outstanding convertible bonds.

In June 2024, we issued convertible bonds in the principal amount of NIS 110,000,000 to Israeli investors. These bonds, are listed for trade on the TASE. The proceeds from the sale of bonds were placed in an escrow account, and will be released to the Company upon satisfaction of the following release conditions:

●	The Company wins a tender or contract to supply its products as a single supplier of chips of imaging radar (directly or through one of the international Tier 1 manufacturers) to one of ten named major automobile manufactures.

●	The average closing trading price of the Company’s ordinary shares on Nasdaq is not less than $3.10 per share during 30 consecutive trading days, and the average combined trading volume on Nasdaq and TASE during such 30 trading days is at least 300,000 shares per day.

●	The closing price of the Company’s ordinary shares on Nasdaq on the date the Company presents to the Trustee the documentation confirming the fulfillment of the abovementioned conditions precedent, is not less than $3.10.

The above release conditions were originally to be satisfied by March 31, 2025, but following an extension dated March 20, 2025, which was approved by the holder of a majority of the outstanding bonds, we have until December 31, 2025 to meet the conditions.

If we do not meet the release conditions by December 31, 2025, we will be required to effect an early redemption of the remaining bonds which will result in the use of the funds in the escrow account to pay the bonds and we will be required to pay to the Trustee such additional amounts as are required to pay the interest and any payment due as a result of the differential in the exchange rate.

If any bonds are converted, the funds in the escrow account that are associated with the converted bonds are released to us immediately. In January 2025, bonds in the principal amount of NIS 78,462,184 were converted and approximately $22.4 million (including interest) was released to us from the escrow account.

As of the date of this report, we did not meet the release conditions, and unless we meet the conditions by December 31, 2025, the remaining funds in the escrow account, together with any interest and other payments we are required to pay to the trustee, will be used to redeem the remaining bonds other than any bonds which may be converted.

As long as the bonds are outstanding, we will remain subject to restrictive covenants under the deed of trust, limiting our operational and financial flexibility. These include negative pledges prohibiting floating charges or secured debt (except unsecured debt up to $2 million), issuing additional bonds unless compliant, and certain restrictions on dividend distributions. Some of the foregoing restrictions will be terminated if the principal amount of the outstanding bonds equal to less than NIS 10 million (approximately $2.7 million). The deed of trust also includes default provisions such as covenant breaches, TASE delisting, and an unapproved merger, which may trigger a bondholders’ meeting to consider the requirement for an immediate repayment.

Our internal controls over financial reporting may not be effective, which could have a significant and adverse effect on our business and reputation.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. If we are not able to protect our computer system, including our financial records and client and personnel information, against cybersecurity attacks, including ransomware attacks, we may not be able to maintain effective disclosure controls or internal controls over financial reporting. In our financial statements for the year ended December 31, 2024, we corrected the diluted net loss per ordinary share for the year ended December 31, 2023 and for the year ended December 31, 2022, which resulted in a reduction in the applicable net loss per ordinary share, due to an increase in the average shares outstanding for from the numbers shown in our financial statements that we filed as part of our Form 20-F for the year ended December 31, 2023. The adjustment in diluted earnings per ordinary share in the year ended December 31, 2023, and diluted earnings per ordinary share in the year ended December 31, 2022 take into consideration warrant liabilities revaluations used in determining diluted loss per ordinary share. See Note 11 of Notes to Consolidated Financial Statements.

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

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting and will not be required to attest to such effectiveness as long as we continue to be an emerging growth company. At such time as our independent registered public accounting firm is required to attest to the effectiveness of our internal controls, such firm may issue a report that our internal controls are not effective if it is not satisfied with the level at which our controls are documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

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

Because our executive officers and directors and their affiliate beneficially own or control approximately 25% of our ordinary shares, they may be able to control any action requiring shareholder approval.

Our executive officers and directors and their affiliates beneficially own or control the voting rights with respect to approximately 25% of our ordinary shares. They will have the power to control any action for which shareholder approval is required or sought by us, particularly since our Restated Articles provide that a quorum for action by shareholders at a meeting called by the board of directors is two shareholders holding at least 25%.

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

Certain outstanding warrants are accounted for as liabilities, and the changes in value of these warrants could have a material effect on our financial results.

In connection with the October 2021 merger with Industrial Tech Acquisitions Inc. (“ITAC”), we issued ordinary shares and warrants to the holders of ITAC common stock and warrants. We treat the 3,112,080 warrants issued in exchange for ITAC’s private warrants as liabilities. E. Scott Crist, one of our directors, holds 2,303,031 of these warrants. Other warrants that we issued prior to the merger with ITAC are also treated as liabilities. Under GAAP, the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, as long as the warrants are outstanding, our financial statements and results of operations may fluctuate quarterly based on factors that are outside of our control. Due to the recurring fair value measurement, we will recognize non-cash gains or losses on the private warrants each reporting period based on the change in the derivative liability, and the amount of such gains or losses could be material. Further, the gain or loss on the derivative liability, which will not be related to our operations, could result in our reporting a loss in a period in which our operations are profitable and net income in a period in which we have a significant loss from operations. Since the amount of the warrant liability reflects the market price of our ordinary shares, to the extent that the market price of our ordinary shares increases from period to period, we are likely to recognize a financial expense, and to the extent that the market price of our ordinary shares declines from period to period, we would recognize financial income. The Pre-Funded Warrants to purchase 3,956,043 ordinary shares, the Tranche A Warrants to purchase up to 8,250,000 ordinary shares, and Tranche B Warrants to purchase 8,250,000 ordinary shares which were issued in our November 2024 financing are treated as permanent equity and not as liabilities. The Pre-Funded Warrants, the Tranche A Warrants and the Tranche B Warrants are described in Item 12.

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

Sales of our ordinary shares by investors may adversely affect the market price of our ordinary shares.

Substantially all of our outstanding ordinary shares may be publicly sold, either because they were issued pursuant to an effective registration statement or were issued more than six months ago and may be sold to the public pursuant to Rule 144, although Rule 144 places some limitations on sales by affiliates. In addition, ordinary shares issuable upon exercise or conversion of warrants are also saleable either because the underlying shares were registered under the Securities Act and may be sold pursuant to Rule 144, In addition, we may raise funds through the issuance of ordinary shares and convertible debt securities. The sale or anticipated sales of such ordinary shares or convertible debt securities may adversely affect the market price of our ordinary shares.

The market price of our ordinary shares has been and may be volatile and subject to wide fluctuations.

The trading price of our ordinary shares has been and could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities, and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to them;

●	changes in the market’s expectations about our operating results or about the market introduction of vehicles that use our technology;

●	public sales by us of our stock in negotiated transactions at a discount from the market price to investors who may immediately sell the shares;

●	success of competitors;

●	the market’s attitude toward Israel and Israeli technology companies;

●	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning us or the market or potential market for driverless cars and other vehicles;

●	operating and share price performance of other companies that investors deem comparable to us;

●	the market’s perception of our ability to develop and market our products;

●	the market’s perception as to our ability to develop and maintain any perceived technological advantage it may have;

●	actions by social media users to seek to increase activity in our securities;

●	changes or anticipated changes in laws and regulations affecting our business;

●	our ability to meet compliance requirements, including compliance with the Nasdaq continued listing requirements;

●	commencement of, or involvement in, litigation involving us or the automotive industry in general;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of our ordinary shares available for public sale;

●	changes in trading patterns resulting from social media action not related to the results of our business;

●	the effect of our ordinary shares being dual listed on Nasdaq and the TASE;
●	any major change in our board or management;

●	sales of substantial amounts of our ordinary shares by our directors, executive officers, or significant shareholders, or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, international currency fluctuations, and acts of war or terrorism; and

●	all of the risks described in these Risk Factors.

Broad market and industry factors may materially harm the market price of our securities, irrespective of our operating performance. Global stock markets in general including both the Nasdaq and the TASE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks and our securities are not predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions, or results of operations. Moreover, since our ordinary shares are traded on both Nasdaq and TASE in different currencies and time zones, price discrepancies between the two markets may occur due to factors such as exchange rate fluctuations, variations in liquidity, or differing investor sentiment in each market. A decline in the market price of our securities could also adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a young public company, we may be slow to attract research coverage, and the analysts who publish information about our ordinary shares may have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding it, our share price will likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies failed to either meet or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about it. If one or more of these analysts cease coverage of us or fail to publish reports on it regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents, and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although based on the current and anticipated composition of the income, assets, and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for U.S. federal income tax purposes for its current taxable year and do not expect to become one for U.S. federal income tax purposes in the near future. This is a factual determination that depends on, among other things, the composition of our income and assets and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2025 or for any future taxable year. In addition, our U.S. counsel does not express any opinion with respect to our PFIC status for 2025 or future taxable years.

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

We have two wholly-owned subsidiaries, one in the United States -- Arbe Robotics US Inc., a Delaware corporation, and one, Shanghai Arbe Technologies Co., Ltd., organized under the laws of the People’s Republic of China.

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

Despite our exemption due to our foreign private issuer status, we nevertheless currently expect to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As long as we remain an emerging growth company we will be exempt from the auditor attestation requirement. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

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

We provide long-range high resolution in 4D - the distance, the angular measurement of objects, both horizontally and vertically, and their relative speed. This is designed to enable the vehicle to determine the exact location and shape of objects. For example, it could determine whether a stationary object in front of a vehicle is a manhole cover you can drive over or a guardrail you need to avoid. Our 4D imaging radar is the world’s first radar to separate, track and identify objects in any weather or lighting condition using a 2K virtual channel array. Radar resolution without false alarm (“grating lobes”) is determined by the number of channels, much like camera resolution is defined by pixels. Traditional automotive radars offered in the range of 16 channels, and advanced radars reach approximately 200 channels. We have made a groundbreaking leap, delivering a 2,304-channel array, which we believe is ten more channels than leading alternatives, thereby-providing unparalleled resolution and performance, with ultra-high resolution in both azimuth and elevation, delivering an image that we believe is 100 times more detailed than any commercial radar presently on the market. We achieve this capability with our proprietary RF chipset and a groundbreaking radar processor chip, the first dedicated processor designed specifically for the performance and power saving requirements of the automotive industry.

Through our state-of-the-art analysis of the vehicle’s surroundings, we believe that our cutting-edge radar chipset incorporates the first radar technology detailed enough to enhance the OEM’s perception algorithms, elevating L2+ and higher applications from nice-to-have comfort solutions to must-have safety features. The data captured by our perception radar, based on our chipset technology, has the fidelity, richness and resolution to support artificial intelligence algorithms that identify, classify and track objects to create a full free space map ahead of the vehicle based on radar data only, as well as an analysis of the evolving hazards sensed by the radars.

Our Radar Systems

We are developing advanced radar solutions, which are mainly intended to be used in Advanced Driver Assistance Systems (“ADAS”) and autonomous vehicles’ (“AV”) sensor suites as well as a wide array of safety applications with advanced sensing and paradigm changing perception.

The target market for our chipsets is automotive module manufacturers called Tier 1 automotive suppliers, the target market for radars systems developed by the Tier 1 supplier based on our chipset are car makers - automotive manufacturers (OEMs) worldwide, although we are also marketing to the manufacturers. Additionally, alongside these potential customers, there is a large target market for traffic monitoring, robotized vehicles and transportation applications such as last-mile delivery robots, robot taxis and shuttles, heavy machinery, trucks, construction, busses and trains.

Our chipset solution includes three types of chips: transmitter (Tx), receiver (Rx) and processor, which together are referred to as our “radar chipset” or the “chipset.” We believe our radar chipset solution is a first of its kind, capable of high-resolution sensing “in four dimensions” generating tens of thousands of detections per frame with a point cloud density that we believe is unparalleled by any other radar solution on the market. The chipset distinguishes itself through its improved ability to support multi-channel processing - up to 2,304 virtual channels, through a combination of up to two transmitters (24 channels each) and up to four receivers (12 channels each). By comparison, other current-generation radar systems presently utilize 12 virtual channels, while the newest, best in class systems available in the market by our competitors are utilizing 256 virtual channels at best, although other companies are working on the development of improvements in their products and might have systems with higher capacity under development.

Our solution addresses the core issues that have caused the recent autonomous vehicle and autopilot accidents such as detection of stationary objects, identifying vulnerable road users, operation at poor lighting conditions and eliminating false alarms at low latency with no range, Doppler, and angular ambiguities. Unlike the vast majority of the radars on the market, our radar technology is designed to address all driving scenarios and use cases, which we believe makes it a mandatory technology for any vehicles program targeting ADAS features (L2), supervised autonomous driving features (L2+) and up to unsupervised autonomous driving (L3 & L4). However, while our system can identify the object, the vehicle’s computer systems determine how the vehicle will respond to this information provided by our system.

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

Based on our advanced technology, our radar chipset solution is capable of sensing the vehicle environment, at long ranges and with a wide field of view, at a rate of up to 30 frames per second, allowing it to generate a reliable ultra-high-definition image, under all weather and lighting conditions, with great precision, while minimizing the likelihood of false alarms. Information about the environment is ’sensed’ by the Tx and Rx elements of the chipset, at the 77 – 81 GHz RF band. The data is then processed at the Radar Processor, by an advanced proprietary algorithms into a 4D image — range, radial (on line-of-sight) velocity, azimuth and elevation — at ultra-high resolution with high fidelity and low latency, which is an input to the perception algorithm, sensor fusion and to the vehicle control, to allow emergency braking in any conditions, to enable safe adaptive cruise control, lane-change assist, and up to advanced automated and autonomous driving features, scaling up with the industry’s evolution toward hands-free, eyes-off and full autonomous driving.

We designed two radar development platforms:

●	The Phoenix Perception Radar, with its 2K ultra-high resolution, enables what we believe is an unmatched level of safety, and enriches perception algorithms for advanced capabilities including Free Space Mapping, object tracking, and Simultaneous Localization and Mapping (SLAM) at a cost that we believe is comparable in cost, size, power and heat with currently available radars that provide fewer than 200 channels. No matter the speed, elevation, range, or surrounding weather and lighting conditions, Phoenix differentiates true threats from false alarms to provide a safe road ahead for drivers, pedestrians and other vulnerable road users. We believe it is the industry’s first perception radar.

●	Designed primarily for corner and back installation, Lynx – (4D imaging Radar) complements Phoenix Perception Radar to deliver a 360° view around the vehicle. Lynx offers a full set of benefits at what we believe is an affordable price – true long-range performance, high resolution, small form factor and a very wide field of view. We believe that it effortlessly outperforms the current industry 3X4 corner radars and even the leading 12*16 long-range radars on the market, providing perception and superior imaging that are critical for safe autonomous driving.

As of the date of this annual report, we are working with four Tier-1s – Magna, Hirain, Weifu and Sensrad – which are currently developing a total of seven different radar products based on our chipset. Radars that are based on our chipset were submitted by the Tier 1s pursuant to eleven RFIs/RFQs that are currently active with OEMs, robotaxis, delivery robots, and autonomous trucks projects as well as other fields like traffic infrastructure. We have been selected for eight “imaging radar - based perception” projects, two of which are with the top five global OEMs which are progressing towards a selection in 2025 and 2026. These selection dates reflect a delay from the earlier target of 2024. As of the first quarter of 2025, one of these OEMs has advanced our project to a worldwide data collection stage which is launching this year with radars that are based on our chipset for which we anticipate further feedback at the end of second quarter of 2025 or beginning of the third quarter of 2025. Our solution was also selected to provide perception radars for autonomous trucks and automated guided vehicles, known as AGVs, across ports in China. Our solution is constantly evaluated in field trials, including day and night performance, in variable weather and lighting conditions. The trials, thus far, have revealed what we believe is superior and promising performance: Our radar chipset solution senses its environment according to its spec, with the highest native resolution available in the market, while maintaining low false alarm rate in each frame and therefore enables an accurate and separate identification of all objects in the environment at their actual position, and it distinguishes between vehicles, vulnerable road users (pedestrians, animals, cyclists, motorcyclists) and objects and obstacles along the way. Based on the sensing of the environment created by the chipset at any given moment, the radar system can alert the vehicle central computer unit, allowing the driver assistance system to take control of the car, and activate safety applications such as emergency braking and lane control assist, or to activate autonomous control functions to avoid the danger.

Our radar chipset solution is designed to integrate into the radar systems of next-generation ADAS in autonomous vehicles of all levels of autonomous driving, thanks in part to its ability to accurately scan an increased range of detection (of 350 meters) in a wide field of view, while optimizing costs and power-consumption, without its functionality being impaired by interference from other radar systems in the environment. The system maintains efficacy under conditions of low signal-to-noise ratio (“SNR”) and in multi-object scenarios (conditions under which alternative technologies struggle to provide effective solutions) - both in respect of false positives (error category I) and false negatives (error category II).

We believe that our chipset solves some of the challenges faced by current-generation radar systems, by providing a system that enables:

●	Increased resolution and improved capability to differentiate between adjacent objects;

●	Enhanced detection of stationary objects;

●	Generation of a high-resolution radar image of all the objects in the scene;

●	Compliance with the European NCAP and the NHTSA standards for installation in Level 2 and higher autonomous vehicles;

●	Reduction of false alarms;

●	Ability to process the huge volumes of data generated when imaging the environment in four dimensions, at high update rate in real-time;

●	Reducing mutual interference between radars that operate in the environment simultaneously;

●	Reduced energy consumption; and

●	Maintain competitive retail radar costs.

We believe our technology is the first to create a high-fidelity, high-resolution radar image, that facilitates tracking, and SLAM and real-time decision-making. Our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the current safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving.

Although our radar systems can identify images, each auto maker has its own computer system that instructs the vehicle how to respond to the images identified by our radar. If the computer system does not address the response to the image generated, the automobile may not operate as planned.

The following chart shows the number of radar sensors, cameras and LiDAR units in vehicles with different levels of autonomy. As the level of autonomy increases, the number of radar sensors and cameras increases. LiDAR units are not expected to be included in any vehicle with an autonomy level less than 3. The number of radar sensors is a function of the autonomy level of the vehicle.

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

We believe that the dimensions of radar systems based on our radar chipset, and the projected affordable price point are expected to facilitate its integration into mass production.

We estimate that we will be able to offer our radar chipset solution in commercial quantities in 2026; however, such schedule is based on our completing the chipset development and making our product suitable as a commercial product and obtaining orders for commercial quantities of our chipset, which will be affected by the timing of manufacturers introducing vehicles with the ADAS features that require our technology. We can give no assurance that we will be able to sell the radar chipset solution in commercial quantities or that our manufacturer will have the facilities available to manufacture the chipsets in such quantities.

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

In the last decade, the world’s leading car manufacturers have begun to incorporate advanced automation systems in vehicles, aiming to assist the driver and even control certain driving functions. The vision for the future is that within several years, the technology will transition from enabling autonomous vehicle capabilities to the production of driverless vehicles, including development of unmanned shuttle services (robotaxis) that would complement traditional public transport services. The vision of a fully autonomous vehicle (driverless) is seen as a potential solution for reducing the number of traffic accidents (due to the elimination of the “human element” from the equation), and as an incentive to create innovative autonomous vehicle-sharing services that will lead to the public foregoing the purchase of private vehicles, to reduce the problem of traffic congestion, and to potentially significantly reduce fuel consumption and air pollution. However, as automobiles become more autonomous, government regulatory authorities may increase regulations to address concerns about driverless vehicles, particularly on city streets.

Another significant area of development is the increasing integration of advanced sensor systems and artificial intelligence (AI) technologies. Market projections by Global Market Insights1 indicate substantial growth in automotive AI software, reaching an estimated $200 billion by 2032, with particular emphasis on enhanced safety features and autonomous capabilities. The convergence of high-resolution radar systems with AI-driven decision-making algorithms is anticipated to be a critical factor in achieving regulatory safety standards for autonomous vehicles.

1	https://www.gminsights.com/industry-analysis/artificial-intelligence-ai-in-automotive-market

According to a forecast by Goldman Sachs Research, growth is expected in sales volumes of Level 2 and Level 2+ automated vehicles, reaching approximately 30% of new car sales by 2027. Sales of Level 3 and Level 4 vehicles are also expected to grow, reaching approximately 10% and 2.5% of new car sales, respectively, by 2030. These levels of automation offer increasing degrees of driver assistance, with Level 3 allowing drivers to take their eyes off the road and hands off the wheel in select situations. By 2040, AV adoption is expected to be highest in China (~90% of sales), followed by Europe (~80%), and then the US (~65%).

* Source: Goldman Sachs Research, 2024.

Advanced Driver Assistance Systems (ADAS) include advanced automation functions (based on camera and radar) designed to reduce the risk of traffic accidents, alert the driver to obstacles on the road, and even take control of the vehicle under certain conditions. The ADAS category includes the following systems, among others:

(a)	Distance maintenance system - designed to warn of a collision with a vehicle ahead or behind, by alerting the driver of imminent danger and flagging the need to take preventive action. This type of system may be an effective tool to compensate for the driver’s lack of concentration or distraction while driving.

(b)	Lane departure control system — designed to alert the driver when veering off a lane without signaling.

(c)	Autonomous braking system — designed to operate the brake system autonomously, or increase their power when identifying risk of harm to road users (pedestrians, cyclists, vehicles, etc.).

In recent years, automakers have been installing ADAS such as those mentioned above as standard features in many vehicle models, and these systems have also been installed electively by vehicle owners.

Alongside development and production of current-generation ADAS, there has been accelerated development of advanced technology for next-generation systems, designed to support autonomous driving, in preparation for manufacture of Level 2+ and higher autonomy. The currently deployed radar technology holds a central position in the ADAS category. This type of technology is installed in adaptive cruise control (ACC) systems, blind spot detection (BSD) systems, forward collision warning (FCW) systems, and intelligent park assist systems, among others.

In many cases, automakers choose to integrate ADAS based on several technologies simultaneously (radar and cameras). We believe that it is likely that as the technology advances, this trend of sensor fusion, or integrating multiple technologies into vehicles and collectively taking inputs from each, will increase and further strengthen detection certainty for L2+ and beyond. In fact, Transparency Market Research indicates that the sensor fusion market is expected to expand from $3.9M in 2023 to $4B by 2034, advancing at a CAGR of 23.7%, and advanced radar detailed enough to support sensor fusion will likely continue to play a core role.

According to MarketsandMarkets,2 the automotive radar market is expected to experience significant growth, from $6.6B today to $33B by 2030, registering a CAGR of 31.1% IDTechEx Research3 suggests that this growth will be driven by both increasing adoption of side radars for features like blind spot detection in Level 1 and 2 vehicles, as well as the growing demand for more sophisticated radar systems in Level 2+, 3, and 4 autonomous vehicles. Growth in radar systems for higher levels of automation is also anticipated, as these systems require more advanced sensing capabilities. However, these developments are dependent upon the timing of the automobile manufacturers decision to introduce vehicles with ADAS features.

Growth Strategies

Our growth strategies include the following:

●	Extending engagements with OEMs and driving stack providers: While we keep focus on the well-established production path with our Tier 1 customers, we are extending our focus to better fit the age-of-autonomy: Working directly with OEM’s feature owners, perception teams and driving stack providers (NVIDIA and others) to enhance the mutual understanding for the need for an imaging radar and how it is to be used for advanced ADAS and higher level of autonomy. We plan to extend the work through collaborative field tests, radar datasets, radar and waveform design, perception and fusion early integrations with perception radars, feature benchmarking and development of innovative algorithms that maximizes the benefits of such a radar to these partners, providing them with what we believe is an invaluable competitive edge.

●	Capitalize on The L2++/L3 becoming the new competition frontier: The ADAS/L2 features are becoming commoditized across OEMs and as such, becoming also extremely cost-sensitive. We will continue to extend our focus of the more advanced L2+ (supervised) and L3/L4 (unsupervised) features, which are becoming the leading, competitive features of all key OEMs. These features require advanced systems, and specifically, imaging radar, for automatically integrating vehicles in traffic, preventing traffic accidents and eventually bring hands-off and potentially eyes-off driving features to the masses. Such features are expected to dramatically increase the demand for products in our field of activity, to achieve the required level of performance and safety.

●	Capitalize on regulatory changes. We believe that our existing infrastructure positions us well to capitalize on regulatory changes pertaining to required installation of active traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing.

[2]	https://www.electronicproducts.com/automotive-radar-and-lidar-sensors-one-masterpiece-and-another-in-the-making/#
[3]	https://www.electricvehiclesresearch.com/articles/32433/three-key-takeaways-from-idtechexs-new-automotive-radar-market-report3

●	Expand Product Applications. Our activities are presently mainly focused on chipsets for vehicle radars systems. However, the technology developed by us (originally intended to facilitate drone monitoring and control) may also be used for other non-automotive target markets (to be understood in this context to mean all markets that are not mass-produced cars) which we are approaching, such as autonomous ground vehicles, robots; agricultural tools; automation for industry and factories; intelligent traffic systems; train junctions; heavy transportation and heavy machinery. In the future, we intend to consider developing new products based on its technology such as consumer electronics and Internet of Things (IoT); biotech and medical fields.

Sales and Marketing

In light of the ability of technological systems to reduce the risk of traffic accidents, authorities, organizations and governments around the world have established regulations that require the installation of ADAS in certain vehicles and operation of autonomous driving features. For instance, in 2024 the U.S. Department of Transportation’s National Highway Traffic Safety Administration (NHTSA) has officially established a Federal Motor Vehicle Safety Standard mandating the inclusion of automatic emergency braking (AEB), encompassing pedestrian AEB, as a default feature in all passenger cars and light trucks by September 2029. This safety measure is poised to notably diminish rear-end collisions and incidents involving pedestrians. AEB systems utilize sensors to identify proximity to potential collisions with vehicles or pedestrians ahead and autonomously engage the brakes in the absence of driver intervention. Pedestrian AEB technology will be functional both during daylight and in low-light conditions, thereby significantly curbing injuries, property damage, and the associated expenses resulting from such accidents.

The European New Car Assessment Program, otherwise referred to as NCAP, rates vehicles by safety features. The rating system has been successful at influencing consumers to make vehicle purchases based on how high the NCAP rating is, making safety a priority for consumers. The mission of NCAP is “Vision Zero” to eventually have zero accidents or fatalities on the road, with this vision, automotive technology companies and automakers are looking for technologies that will enable them to develop more safety features that can predict and prevent car accidents before they happen. Vision Zero will require that all vehicles shift from passively protecting individuals to actively protecting them - both in the vehicle as well as outside the car.

Our go to market strategy is primarily targeted at Tier 1 suppliers, with the aim of fostering cooperation with the Tier 1 suppliers to integrate our radar chipsets into the radar systems that Tier 1 manufacturers will sell to OEMs. Our sales and marketing team continues to focus on expanding its relationships with OEMs and radar focused Tier-1 suppliers and seeks to leverage its existing relationships to expand its market to other industries. We are considered a Tier-2 automotive supplier because we sell our product to Tier-1 companies that then integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier-2 supplier that subcontracts its manufacturing, together with its market leadership, results in an advantageous cost structure that requires minimal sales and marketing expenses with respect to OEMs. We are taking marketing steps intended to position us as a leading company in research and development of chip technology for next-generation imaging radar systems in autonomous vehicles. Marketing is directed by the chief marketing officer who works from our headquarters in Israel, and by the chief business officer who works in the United States, and the vice president of sales.

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

Strategic Agreements

Our business strategy is based primarily on cooperation with Tier 1 automotive manufacturers to integrate our radar chipset into the radar systems manufactured by the Tier 1 manufacturers, which will ultimately be sold by the Tier 1 manufacturers to the OEMs. To implement this strategy, we are also working with the OEMs to create an interest in our products. We are party to strategic agreements with Tier 1 automotive manufacturers, as follows:

Magna

As of October 2022, we were selected by Veoneer (then one of the top five automotive radar suppliers) as the radar chipset solution for their next generation imaging radar. On October 6, 2022, Veoneer signed a memorandum of understanding with us establishing a technical collaboration and business alliance relating to its plans to co-develop radars for automotive-grade safety and advanced driver assistance systems based on our chipsets. During 2023, Magna International Inc. acquired the active safety division of Veoneer. Magna is continuing the work done by Veoneer and it is sampling its next generation for the imaging radar to OEM, including a long-range, high-resolution radar with 48x48 RF channels. During 2022 through 2024, multiple Request for Quotation (RFQ) or Request for Information (RFI) were submitted based on our chipsets in the United States, Europe and China.

Hirain

On March 1, 2020, we entered into a memorandum of understanding with Hirain Technologies, a Tier 1 automotive manufacturer in China, pursuant to which Hirain will develop and manufacture radar systems for vehicles based on our radar chips, backed by funding from a bi-national Israel-China research foundation (Beijing). On August 19, 2020, a distribution agreement was signed between the parties, granting Hirain the right to sell our demo systems to its customers in China. Effective March 1, 2021, we and Hirain entered into an agreement under which Hirain will develop and manufacture automotive radar systems based on our radar chipset. The agreement with Hirain included, inter alia, a commitment by Hirain to pay us for chipset costs, support in development, system design and documentation. During the fourth quarter of 2022, Hirain issued a preliminary order for 340,000 radar chipsets in order to secure capacity for its anticipated production ramp-up. In January 2024, Hirain announced that it will begin sampling its imaging radars by the end of 2024, following a successful development of a high-performance B-sample (a production intent system design). Hirain is currently positioned to embark on a rigorous data collection phase, with plans to cover 1 million kilometers using a vehicle fleet equipped with Hirain’s LRR610 and other derivatives imaging radars, powered by our chipset. This development initiative is designed to optimize the fusion and perception system, which enables key automotive safety and comfort features.

Weifu

On January 8, 2020, we entered into an agreement with Weifu High-Technology Group Co., Ltd ( “Weifu”), a Tier 1 automotive manufacturer in China pursuant to which Weifu agreed to develop and manufacture vehicle radar systems based on our radar chips. The agreement with Weifu included, inter alia, a commitment by Weifu to pay us for chipset costs, support in development, system design and documentation. On December 18, 2020, we and Weifu expanded the joint project and agreed to increase the scope of the project for an additional fee. The agreement also stipulated the price that Weifu will pay to buy the chips during the mass production phase. Weifu is in the process of developing radar systems based on our radar chips, and has begun performing demonstrations to OEMs in China, using a sample provided by us. Weifu announced it reached a road pilot phase of our chipset based radar systems. On July 18, 2023, we entered into a technical services agreement with Weifu for services and support to be provided by us to Weifu. On July 28, 2023, Weifu issued an $11.6 million preliminary order for our radar chipsets, for its estimated requirements in 2025 and beyond.

Ordering samples (proof of concept) - OEMs

As of December 31, 2024, we had received orders from OEMs, Tier 1 suppliers and other companies who seek to take advantage of the market opportunity to purchase from us our I samples, which are systems for the purpose of testing capabilities and development. The agreements grant the right of use to the recipients of the samples while safeguarding our intellectual property and limiting our liability. The volume of revenue for selling samples is not significant. In October 2021, we were chosen by a European OEM to participate in its artificial intelligence-based technologies for environment perception (radar sensors) innovation project. The revenue from this project is not significant. In 2023, we were chosen by two European OEM for perception projects and by a Japanese OEM for a perception project. The revenue from these projects has not been significant to date.

These selections were further extended to expected participation as a short listing in RFQ for high volume serial production. Although our primary focus is on seeking orders for commercial production, we believe these agreements with OEMs and Tier 1 manufacturers represent an important part of our marketing effort directed at the OEMs and Tier 1 suppliers.

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

During 2023, Sensrad was incorporated as a spin-off venture from Qamcom Group’s radar division to offer a unique imaging radar sensor based on the latest software and hardware technology, including our radar chipset. Sensrad is co-owned by Qamcom and Gapwaves, which is considered a major company within antenna and radar technology industry.

In January 2023, Sensrad announced significant customer orders for radar systems leveraging our chipset. The recent orders from global companies underscore the market’s recognition of the transformative impact of our radar chipset technology, integrated into Sensrad’s Hugin Imaging Radar systems.

In September 2024, Sensrad announced that it signed a framework agreement worth an estimated $7.3 million to Sensrad for Sensrad to supply 4D imaging radars, powered by our technology, to Tianyi Transportation Technology in China for vehicle-road-cloud integration technology. This framework agreement followed an extensive, year-long evaluation of our advanced chipset technology. We believe there are significant opportunities for growth in the non-automotive market, and we are supporting Sensrad in delivering radar solutions and driving innovation in such key markets.

KargoBot

On April 28, 2023, we and Weifu announced a strategic cooperation with DIDI Global’s KargoBot, an autonomous truck company, for developing and marketing safe L4 autonomous trucks with 4D Imaging Radars based on our proprietary chipset. We and Weifu are working to accelerate the implementation on the platform fleets.

Other Evaluations

Our radar is also being evaluated by other leading Tier-1s and we are engaged in discussions with OEMs that did not approve our releasing their names.

Our chipset was selected by one of the top ten OEMs worldwide for the development of its next-generation imaging radar aimed at serial production. The selection of our technology presents a significant commercial opportunity given its applicability across a wide range of vehicle classes.

A global leader in autonomous driving selected the Hirain LRR610 radar, which is powered by our chipset, for its robotaxi fleet scheduled for mass production in 2025.

Arbe collaborated with a leading European truck manufacturer, which plans to incorporate our radar chipset into its next-generation sensor suite.

A large Japanese automotive client is working to complete a massive data collection initiative with our radar solution this year, as part of the development of an advanced ADAS/AD architecture.

Three large European automotive OEMs are in deep evaluation of Tier 1s solutions which use our chipset as part of their radar solutions.

Two large US OEMs are in the early evaluation process of Tier 1 solutions based on our radar.

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

We leverage GlobalFoundries capabilities as a silicon manufacturer and for chipset supply chain management in turn-key work model to better secure production capacity to meet our customers’ fulfillment and quality and reliability automotive requirements.

Research and Development

We were founded as a research and development company, developing microchips for miniature radar systems for companies operating drone fleets, with the aim of providing a technological solution that would enable the drone to detect at high speeds and improved resolution various obstacles, using little electrical power. Once drone technology was developed, we decided to change the focus of our strategy and research and development to the field of chips for radar systems for automotive industry.

Our research and development activities are conducted in Israel. We have received Israel Innovation Authority (“IIA”) grant approval for certain approved programs. We received grants from IIA and the European Community that, as of March 1, 2025, amount to approximately $4.0 million, based on the exchange rate when the grants were received. We are obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products.

Our principal operating expenses are research and development expenses, which were approximately $35.1 million, $34.1 million and $36.7 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software. The increase in research and development expenses reflects the ramp up in our operations, including hiring and starting work toward our full production plan.

Intellectual Property

Our intellectual property is a crucial part of our business. Our IP rights are protected by a combination of patents, trade secret protection, confidentiality agreements, and other contractual agreements with employees and third parties. We have applied for patent protection in several jurisdictions including Israel, United States, Europe, Japan and China and have been granted patents in both Israel, the United States and the PRC. Unpatented trade secrets are also an important aspect of our business.

We filed patent applications for 18 unique patent families covering a wide range of fields related to our products features and aspects including radar signal processing, radar Tx/Rx integrated circuit design, radar coexistence and mutual interface mitigation techniques, package design, antenna design, post-processing methods and algorithms, and system design. We filed these applications, including utility and provisional applications, in jurisdictions that we believe are the main automotive markets and development centers around the world, principally the United States, the European Union, Japan and China. Twenty-two patents, covering thirteen different inventions, have been granted in the United States, Israel and China, with patents generally having a term of 20 years from their filing date. Among the patents granted are patents covering methods for mitigation of mutual interference between automotive radars including frequency hopping multiband chirp techniques, nonlinear frequency hopping fractional bandwidth multiband chirp techniques, methods for multi-stage radar signal processing, radar system self-test techniques, a radome for automotive radar patch antennas, RFIC packaging techniques including low loss transmission lines, a radar-based system for real-time simultaneous localization and mapping, known as SLAM, a MIMO radar array antenna, and a method for separating targets and clutter from noise.

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

●	Technology. We believe that our 4D imaging radar technology brings the fundamental leap required to achieve true radar imaging capabilities to the level that it can be used as a primary sensor for perception in tandem with cameras and optionally LiDAR. Our technology addresses the key challenges in the automotive radar domain while maintaining competitive size, power and cost for the Level 2+, Level 3 and Level 4 mass market, for high-density, high-resolution RF front-end, through cutting-edge algorithms to effectively utilize the radar and the powerful radar processing unit required to run the radar. We believe our technology will bring safety and autonomy to the mass market in all drivable weather conditions and all lighting conditions with redundancy at an attractive cost.

●	Cost and Energy Efficient High-Performance Radar Solutions. Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively highly priced individual components such as radar sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. We expect that our products will be competitively priced as a result of mass production. We believe that our products will be competitively prices will offer better performance.

●	Global Coverage and Large Ecosystem. Our products are marketed worldwide and amenable to implementation globally.

●	Significant Interest from Leading Companies in the industry. Our progress has garnered the interest of major companies in the industry.

●	Automotive grade development and production. Vehicle components are required to have a high functional safety grade. Achieving compliance with functional safety standards is a time-consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Since 2018, we have worked closely with leading Tier-1 suppliers such as Magna, Hirain and Weifu, to develop a radar solution that meets these rigorous requirements. This process has included continuous and extensive product-safety auditing. As a result of our close work with these Tier 1 automotive suppliers, we have developed rigorous safety and quality expertise. We believe that this experience provides us with a competitive advantage in marketing against companies that have not worked with Tier 1 automotive suppliers in the development of their products.

●	Relationships with multiple Tier-1 suppliers enable market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design in order to produce and deliver the vehicles on time. Therefore, designs for mass-production of reliable Level 2+ to Level 3 and Level 4 consumer car programs where imaging and perception radars are required, is expected in 2026-2030 are being decided in 2025-2026. Radar solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our experience working with Tier 1 automotive suppliers and OEMs places us in a better position to market to the next generation of autonomous vehicles.

Our chipset has the highest channel count in the industry, which provides the highest resolutions, true 4-dimensional view of the vehicle’s environment, including separation in high resolution in elevation with low false alarm rate, an industry first. In addition, our dedicated radar processor chip, which was designed specifically for the automotive industry sets it apart from competition, providing not only fast time to market, but more importantly the ability to reduce power consumption, and overall solution cost.

The following chart compares the performance of radar chipset, to our chipset:

While Texas Instruments and NXP offer a low-resolution radar chip of 4Rx * 4Tx, capable of scaling up to 16Rx * 16 Tx without a dedicated processor for current generation radars, other companies are targeting the imaging radar space with high resolution radar chipsets.

Mobileye

After previously announcing the development of a 2,304 virtual channels radar (48x48 Rx*Tx), Mobileye has announced that it updated its channel count to 1,536 virtual channels (32x48), which we believe gives up some image quality resolution and decreases the throughput and required processing power. We believe that on the one hand Mobileye’s decision to develop a 4D imaging radar is significant to the automotive market in acknowledging Mobileye’s view of the imaging radar’s key role in the overall perception solution, while on the other hand we believe that our excess channel count indicates that our solution has a higher angular native resolution with lower native false alarms and an efficient handling of high throughput and processing. To the best of our knowledge, Mobileye's production may be lagging ours by around two years. We also believe that Mobileye plans to play some of the roles of the Tier 1 automotive supplier, and compete with our customers, who are leading automotive radar Tier 1s, with years of experience in this space. We believe, based on the specification Mobileye published, that our current chipset has better performance, price and power and that using our radar chipset solution would better meet the needs of the developing autonomous vehicle market.

Current ADAS Radars

Traditional commercial radar systems have 5-degree (or worse) resolution. Due to their low azimuth resolution and lack of elevation resolution, traditional radars, that were originally designed for controlling emergency braking and adaptive cruise control, are limited to detecting moving vehicles and discarding all detections of the stationary environment and cannot address free space mapping that requires high elevation resolution. Traditional radars have a high level of false alarms that trigger reports of phantom objects and false positives and may lead to accidents. We have revolutionized radar by addressing these core issues that have caused recent driverless vehicle and autopilot accidents by detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities allowing radar-based free space mapping.

Ambarella for short range radar

During 2021, Ambarella acquired Oculii, which was established in 2013, and offers a software solution which is implemented on top of traditional 4Rx * 3Tx radar chips, with the aim to improve the elevation and azimuth resolution and to expand the field of view. This approach will also lead to a denser point cloud, which in turn would allow more advanced signal processing. However, we believe that this software solution is not applicable to autonomy level beyond level 2.

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

We conduct our business activities based on a firm commitment to ethical values and corporate governance best practices. Our policy is to follow leading ESG principles in relation to our supply chain, including, evaluating, and engaging responsible suppliers. Our suppliers must operate in compliance with all applicable national and international laws and regulations, as well as implementing the principles of the Responsible Business Alliance (RBA) Code of Conduct. We are working with GlobalFoundries, a company that we believe values, supports and leads best ESG practices. Notably, in October 2024, ISS recognized GlobalFoundries with a 'Prime' rating for its corporate ESG performance.

We believe in the importance of promoting and adopting practices that support ESG implementation within our activities. During 2024, we identified significant ESG topics relevant across all company activities. We will continue to advance our commitment to ESG practices across our operations, as well as monitor the development of regulatory requirements.

Regulations

The automotive industry is subject to high standards of safety and quality. The integration of Advanced Driver Assistance Systems may stem from binding regulatory directives or from initiative on the part of the car manufacturers themselves (driven, inter alia, by the wish to obtain a higher safety rating or to accommodate demand from vehicle consumers). Our products will need to meet quality and safety control standards, regional and international ISO standards and dedicated standards pertaining to ADAS.

Autonomous vehicles are subject to emerging regulatory frameworks at the federal and state levels that are in a rapid state of change. In general, at both the federal and state level, the U.S. has provided a positive and relatively permissive legal environment to allow the safe testing and development of autonomous functionality. We do not anticipate any near-term federal standards that would impede the foreseeable deployments of our radar technology. Some states, however, particularly California and New York, still enforce certain operational or registration requirements for certain autonomous functions. For example, California has been regulating autonomous vehicles in some fashion since 2012 through various restrictions and appears poised to continue to do so. In December 2022, California introduced legislation that prohibits full self-driving marketing claims. On the other hand, while California state lawmakers considered a bill that would have prohibited autonomous trucks and self-driving vehicles weighing more than 10,001 without human drivers behind the wheel. It was ultimately vetoed by the Governor. It is possible that restrictions at the state level in the U.S. will further ease or be removed as the data and experience supporting the safety of autonomous functionality continues to grow, but we cannot predict when or whether that might happen. However, we believe such hurdles will be removed as state regulators gain better experience with the technology. U.S. federal regulations, however, remain largely permissive of deployments of higher levels of safe and responsible autonomous functionality.

In 2015, NHTSA announced a plan to update the criteria for 5-star safety ratings, to encourage automakers to use technology to prevent traffic accidents. In 2016, NHTSA added automated braking systems to the list of technologies required to achieve a 5-star safety ratings. The technologies currently recommended by NHTSA include: forward collision warning, lane departure warning, rear view video system, and automatic emergency breaking.

In 2023, NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several FMVSS to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. NHTSA also proposed rules to update FMVSS for crash avoidance, safety messaging and passenger-less vehicles and jointly proposed a rule with the Federal Motor Carrier Safety Administration regarding AEB test devices for heavy vehicles.

In 2024 NHTSA officially established a Federal Motor Vehicle Safety Standard mandating the inclusion of AEB, encompassing pedestrian AEB, as a default feature in all passenger cars and light trucks by September 2029.

Foreign markets such as China and the EU also continue to develop their respective standards to define deployment requirements for higher levels of autonomy. In China, for example, the government has undertaken numerous efforts to promote autonomous vehicle development, including its February 2020 release of the Strategies for Innovation and Development of Autonomous Vehicles by China’s National Development and Reform Commission and ten other agencies. This initiative sets forth an ambitious plan to create a systematic framework for technical innovation, industrial ecology, infrastructure, regulations and standards, product regulation and network security in the autonomous vehicles market by 2025, and from 2035 to 2050, to fully establish an ecosystem for autonomous vehicles. Much of the emerging regulatory and legislative activity around autonomous vehicles in the EU has been focused on data privacy and security, given the volume and types of data collected, stored and transmitted by autonomous vehicles. A key part of Europe’s emerging autonomous vehicles strategy is the creation of a common European mobility data space, to be further developed in the EU’s “Smart and Sustainable Transport Strategy.” Given the intense work in these areas, we expect a workable path forward in the near-term in these markets.

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

C. Organizational Structure

We have two wholly-owned subsidiaries, one in the United States -- Arbe Robotics US Inc., a Delaware corporation, and one, Shanghai Arbe Technologies Co., Ltd., organized under the laws of the People’s Republic of China.

D. Property, plants and equipment.

We do not have any material tangible fixed assets. We do not own any real estate. We rent offices from third parties, extending over an area of approximately 2,000 square meters located in 105 and 107 HaHashmonaim Street in Tel Aviv. We pay monthly rent of approximately $46,400. The offices serve for both our R&D activities and our corporate headquarters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in Section D under Item 3 of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are driving a radar revolution, utilizing an outstanding, truly safe, commercially viable, 4D imaging radar solution. As a global leader in radar technology, we enable safe roads today while paving the way to full autonomy for passenger cars, autonomous trucks, delivery robots, robotaxies and commercial vehicles, and we empower a wide array of safety applications with advanced sensing and paradigm-changing perception.

Founded in 2015 by Chief Executive Officer Kobi Marenko, Chief Technology Officer Dr. Noam Arkind, and former Chief Operations Officer Oz Fixman, our breakthrough technology has transformed radar as a sensor for ADAS (advanced driver assistance systems) and autonomous vehicles from the chip-level up, with technological breakthroughs across all core components. As a result, we have created what we believe is the leading imaging radar sensor. Ours is the only radar capable of enhancing perception algorithm that also meets the demanding performance, safety, and cost requirements for Level 2+ through Level 5 autonomous vehicles. It bypasses the traditional limitations of legacy radar technology - low resolution, inability to sense stationary objects and high false alarm rate, to name a few. Integrating the advanced hardware with our custom AI stack enables support for advanced perception capabilities at mass market prices, with top performance in all environments, weather and lighting.

Our 4D imaging radar, which we believe delivers an image100 times more detailed than any commercial radar on the market, sets a new standard for safety in the industry. It is designed to enable accurate and reliable sensing in some of the most common and challenging autonomous vehicle use cases– providing free space mapping in a tunnel, detecting a tire on the road ahead in heavy rain, tracking pedestrians in the dark, and other demanding road scenarios. This is achieved by the development of a chipset with what we believe is the highest channel count in the industry, proprietary radar processing algorithms, and our industry-first radar-based perception applications.

We believe our advanced semiconductors technology has made us one of the leading providers of radar systems for the world’s top OEMs. With 138 employees, as of March 1, 2025 and with 22 patents granted in the United States, Israel and China covering thirteen different inventions, we have more than 40 evaluation projects and have been advised that we are on the short list with eleven OEMs, robotaxi, delivery robot, and autonomous truck projects. We have been selected for evaluation by eight “Imaging Radar - Based Perception” projects, out of which two are top five global OEM and are progressing towards selection in 2025, a delay from the previously anticipated selection date in 2024.

Revenue for the ADAS/AD radar industry is expected to have an estimated total addressable market opportunity of approximately $13.5 billion in 20286. Our model to capture this opportunity is to work directly with top established Tier 1 automotive suppliers in order to power their next generation radars. Correspondingly, we have established relationships with four Tier-1 suppliers who are building production radars based on our chipset - Magna, Hirain, Weifu and Sensrad. GlobalFoundries, our chip manufacturer responsible for chip production and supply chain management, has advised us that it will have the capacity necessary to meet our anticipated commitments for 2025and we believe that it will have the capacity necessary also for 2026. We are in advanced negotiations with an additional Tier-1 supplier that we believe can widen coverage of the market.

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

As a Tier 2 supplier of advanced technology to Tier 1 automotive suppliers and OEMs, our results of operations will be impacted by the timing and the level of demand for our product from Tier 1 automotive suppliers and OEMs which base their radars on our chipset solution.

We are competing for talent in a highly competitive environment, which results in higher compensation packages to employees. We cannot give assurance that we will be able to hire all required positions when they are required or to retain those that we hire.

Our radar system is being evaluated by eleven of the top-15 global automakers by sales, reflecting the significant commercial interest in perception and imaging radars. We anticipate that these automakers will make their decisions with respect to their radar technology commencing in 2025 and 2026. We also have a preliminary order from Hirain, a leading Chinese ADAS Tier 1 supplier, for the first months of production, which when the order becomes a binding order will move us into the mass production phase. The order consists of 340,000 radar chipsets that will be supplied to Hirain’s customers throughout China. We also have a preliminary order from Weifu, a high-technology group, a prominent Tier 1 supplier in the Chinese automotive market, for a $11.6 million. Because of the preliminary nature of the orders, they are not included in our backlog.

In order to achieve profitability, we need to generate orders and binding commitments from our current evaluation projects. Additional delays in the autonomy programs of the OEMs to which we provide our chipset, currently or in the future, could adversely affect our ability to meet our revenue targets and achieve profitability in the time frame we anticipate.

Since OEMs rely on Tier-1 automotive suppliers for components such as radar-based product, if a leading Tier1 supplier goes into production with an imaging radar that is based on our chips the chances of an OEM basing its radar on our technology is likely to increase. We believe that the fact that Tier-1 suppliers already have radar production lines that they need to upgrade for imaging radar, reduces dramatically the risk and the cost in taking our technology to the mainstream.

As with other companies engaged in ADAS, our business is dependent upon regulations relating to autonomous driving solutions. Although we believe that our systems comply with applicable regulations, any new regulations may have the effect of preferring one technology over other technologies, Since the nature and scope of future regulations may be affected by conditions and events, we cannot predict the nature of any future regulations and their effect on our business.

Market Trends and Uncertainties

We estimate the total addressable market for Advanced Drive Assistance Systems, known as ADAS, and autonomous driving technology, will grow to approximately $65.1 billion or more in 20307 and we believe that this growth will result in a demand for our imaging radar chips. As automotive OEMs have shifted their focus from Level 4/5 autonomy to Level 2+, we believe we have the opportunity to generate significant business with our first-to-market 4D imaging radar. We believe that we can be the market leaders, with deeply integrated hardware and software products that currently meet the OEM specification requirements for safe Level 2+ to Level 5 autonomy, which constitutes a significant portion of the market.

We believe that we have multiple levers for sustained growth and market opportunities beyond the automotive industry, focusing on attractive, high-growth, and profitable markets. Specifically, we are targeting passenger cars, commercial trucks and robotaxi fleets. Each of these represents a significant global opportunity, historically underserved or completely unaddressed by existing technologies.

Our immediate market focus is on passenger and commercial vehicle safety on highways and ADAS applications. We see significant potential to improve standard ADAS and crash avoidance systems. The growing demand for ADAS is primarily driven by increasingly stringent safety regulations and consumer preferences in China, Europe, and North America. We are well-positioned to capitalize on this demand. However, while increasing automotive performance requirements may generate higher demand, our success depends on our ability to anticipate and adapt quickly to evolving regulatory standards and industry requirements. Ultimately, market acceptance of active safety technology is influenced by numerous factors.

Adverse economic conditions may also result in a higher rate of losses on future accounts receivables due to credit defaults. As a result, a downturn in the worldwide economy could have a material adverse effect on our business, results of operations, and/or financial condition.

War with Hamas, Terrorism and Related Conflicts

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israel’s civilian population and industrial centers along Israel’s border with the Gaza Strip and in the Central District of Israel. Following the attack, Israel’s government declared war against Hamas and a military campaign against Hamas. In addition, Hezbollah has attacked military and civilian targets in northern Israel, to which Israel has responded. How long and how intense the current conflict in Gaza becomes is unknown at this time and any continued clash among Israel, Hamas or Hezbollah or other countries in the region including Syria and Iran, may escalate in the future into a greater regional conflict. Although there is a ceasefire with Lebanon, we cannot predict when or whether the ceasefire will end. As a result of these hostilities, call-up of significant portion of Israel’s working population, including some of our employees, and the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies may affect our business. To date, our operations and financial results have not been affected in any material affect, and we are constantly considering and taking different measures to address this conflict risks.

Potential Effects of Tariffs Threatened Tariffs and Export Restrictions

The president of the United States has stressed the importance of tariffs. We cannot predict the extent of any tariffs or any counter-tariffs which may be adopted that may affect our business, our manufacturer, our Tier 1 suppliers and the automobile industry generally. To the extent that tariffs are threatened, even if not imposed, it may impact the automobile industry and may result in a delay in the development and introduction of cars with a higher level of autonomy. Any tariffs, which may result in counter-tariffs, could result in a significant increase in the cost of parts for automobiles with increasing costs of the automobiles subject to the tariffs as well as significant supply chain delays which would increase costs and time. In addition, the United States has imposed export restrictions on advanced chips, including artificial intelligence chips, which may affect both the ability of our supplier, Global Foundries, to obtain chips and the price of chips. Any factors which could result in higher prices for automobiles could result in a reduction in the production of automobiles and a delay in the introduction of new ADAS features which require our technology, all of which could have a material adverse impact on our business and prospects.

Global Demand

Our business is related to global automotive sales and automotive vehicle production by our Tier-1 customers and their OEM customers and engagements. Economic conditions in North America, Europe and Asia can have a significant impact on the production volume of new vehicles and the introduction of ADAS features, and, accordingly, on our revenue. OEM customers’ production can vary from period to period due to global demand, market conditions and competitive conditions. We expect to continue to seek to capitalize on our strong and collaborative relationships with Tier 1 suppliers and OEMs to expand our presence in key markets and capture the long-term growth opportunities within them.

ADAS and Autonomous Driving Regulation

Demand for our solutions is influenced by the impact of regulation and the ratings systems deployed by the various NCAPs, particularly the Euro NCAP and the U.S. NCAP, administered by the National Highway Traffic Safety Administration. As these NCAPs demand more ADAS applications like automatic emergency braking, we believe that OEMs will increasingly include ADAS as a standard feature in their models to maintain or to achieve the highest safety ratings. In many countries, these safety assessments have created a “market for safety” as car manufacturers seek to demonstrate that their models satisfy the NCAPs’ highest ratings. We expect national NCAPs. led by the Euro NCAP, to continue to add specific ADAS applications to their evaluation items over the next several years. In recent years, as regulatory requirements and NCAP ratings have increased, OEMs have also begun to highlight their safety features as a competitive advantage. As additional regulations are implemented around the world, we expect this to lead to increased global adoption of ADAS, and we believe that we are well positioned to benefit from these increasing safety regulations globally, particularly due to the verifiable nature of our current and future solutions.

Fully autonomous vehicles are still nascent, and regulation of autonomous driving is evolving around the world on both the local and national levels. We anticipate that regulatory bodies will demand that AV functionality undergo certain validation and audit requirements before autonomous driving is permitted. The potential impact of regulatory requirements and initiatives on the timing for widespread adoption of fully or even partially autonomous driving and on the cost of developing and introducing autonomous driving solutions is uncertain. Nevertheless, we see a clear trend of adopting partial autonomous driving features, operated in specific scenarios, under specific conditions, and at different levels of supervision. Radars based on our chipset can help develop such features and make them available on private vehicles at a high level of safety and affordability.

We cannot provide any assurance regarding how any such regulations will impact us and the extent of such impact, particularly if autonomous driving is prohibited in certain areas.

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

Results of Operations

Years Ended December 31, 2024, 2023 and 2022

	Year Ended December 31,
(dollars in thousands)	2024	2023	2022
Revenues	$768	$1,470	$3,517
Cost of Revenues	1,553	1,508	1,283
Gross Profit (Loss)	(785)	(38)	2,234
Operating Expenses:
Research and Development	35,091	34,082	36,731
Sales and Marketing	5,430	5,194	4,621
General and Administrative	8,347	7,571	8,613
Total Operating Expenses	48,868	46,847	49,965
Operating Loss	$(49,653)	$(46,885)	$(47,731)
Financial (Income), net	(336)	(3,385)	(7,237)
Net Loss	$(49,317)	$(43,500)	$(40,494)

Basic loss per share attributable to ordinary shareholders	$(0.61)	$(0.60)	$(0.64)
Weighted-average number of ordinary shares used in computing basic loss per share ordinary share	80,949,032	72,021,520	63,489,983

Diluted loss per share attributable to ordinary shareholders	$(0.61)	$(0.61)	$(0.66)
Weighted-average number of ordinary shares used in computing diluted loss per ordinary share \	80,949,032	72,053,372	63,629,206

Revenue

The following table sets forth our revenue for the years ended December 31, 2024, 2023 and 2022 by geographic region (dollars in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by Geography:
China	$254	33.1%	$639	43.5%	$1,476	42.0%
Hong Kong	-	-	266	18.1%	-	-
Sweden	224	29.2%	247	16.8%	1,276	36.3%
USA	220	28.6%	148	10.1%	135	3.8%
Germany	20	2.6%	81	5.5%	284	8.1%
Israel	50	6.5%	50	3.4%	25	0.7%
Italy	-	-	-	-	124	3.5%
Switzerland	-	-	-	-	197	5.6%
Other	-	-	39	2.6%	-	-
Total revenue	$768	100%	$1,470	100%	3,517	100%

The reduction in revenue in 2024 compared to 2023 was driven by lower samples unit sold, as we progress toward production, and by the reduction in professional services sales.

The reduction in revenue in 2023 compared to 2022 was mainly due to reduction in chipsets sales and to lesser extent due to reduction in professional services, as we shifted our focus to chips for production.

Cost of Revenue

Cost of revenue includes the manufacturing cost of radar sensors and chipsets, which primarily consists of components cost, assembly costs and personnel-related costs directly associated with our customer support personnel and an allocated portion of facility, IT costs and depreciation. Once we are operating on a production basis, we expect cost of revenue to increase as we increase our revenue, however, we expect the cost per unit to decrease over time as we shift from the manufacturing of prototype full radar system to production of chipsets sales in response to orders in commercial quantities. We expect that the fixed cost components (most notably labor cost) will also drive margin improvement upon revenue increase due to leveraging economy of scale notwithstanding increased labor costs.

Cost of revenue for 2024 was approximately $1.6 million, resulting in a gross loss of approximately $0.8 million.

Cost of revenue for 2023 was approximately $1.5 million, resulting in a gross loss of approximately $0.04 million. Cost of revenue for 2022 was approximately $1.3 million, resulting in a gross profit of approximately $2.2 million.

Gross Margin

Gross margin for 2024 was negative margin of 102.2% compared to 2.6% negative gross margin in 2023 and to 63.5% positive gross margin in 2022. The negative gross margin in 2024 primarily resulted from low level of revenue and the increase in our labor cost. The negative gross margin in 2023 primarily resulted from reduced revenue and fixed costs.

Operating Expenses

Research and Development Expenses

Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software.

Research and development expenses include:

●	Personnel-related expenses, including salaries, benefits, and share-based compensation expense for personnel in research and engineering functions;

●	Expenses related to materials, software licenses, supplies and third-party services;

●	Prototype expenses;

●	Operation costs related to develop manufacturing processes;

●	Allocated portion of facility and IT costs and depreciation; and

●	Participation grants received from the Israel Innovation Authority (“IIA”) and the European Union “Ecsel” program (Electronic Components and Systems for European Leadership), which reduced our research and development expense in 2024, 2023 and 2022.

Our principal operating expenses is research and development, which was approximately $35.1 million in 2024, $34.1 million in 2023 and $36.7 million in 2022. The increase of $1.0 million in 2024 compared to 2023 was mainly due to an increase in share-based compensation expenses and an increase in our work force and subcontractors costs, partially offset by the reduction in material costs expenses associated with our advancement toward production ramp up. The reduction of $2.6 million in 2023 compared to 2022 was mainly due to reduction in subcontractors cost and in cost of materials purchased, as we progress towards production items and to a lesser extent, the reduction related to favorable foreign exchange rate impact, partially offset by increase in share-based compensation to employees.

Research and development expenses in 2025 will include mainly activities relating to product enhancement, pre-production costs and new products as well as the development of the next generation radar system.

Sales and Marketing Expenses

Marketing expenses include the cost of sales commissions, marketing programs, trade shows, consulting services, promotional materials, demonstration equipment and an allocated portion of facility, IT costs and depreciation. Labor cost related expenses consist of salaries and benefits. We expect that our sales and marketing expenses will increase in absolute dollars over time as we hire additional sales and marketing personnel to support our customers, Tier-1 supplier relationships, and OEM relationships, as we will also increase our marketing activities and penetration and grow our domestic and international footprint.

Sales and marketing expenses were approximately $5.4 million in 2024 compared to $5.2 million in 2023 and $4.6 million in 2022. The increase of $0.2 million in 2024 was primarily attributed to an increase in workforce and to an increase in share-based compensation expenses. The increase of $0.6 million in 2023 was primarily attributed to an increase in employee share-based compensation, partially offset by favorable foreign exchange rate impact.

General and Administrative Expenses

General and administrative expenses consist of personnel-related expenses for corporate, executive, finance, and other administrative functions, expenses for outside professional services, including insurance, legal, audit, accounting services and other costs related to our status as a publicly traded company as well as expenses for facilities, depreciation, and travel. Personnel-related expenses consist of salaries, benefits, foreign exchange rate impact and employee share-based compensation.

General and administrative expenses, which were approximately $8.3 million in 2024, approximately $7.6 million in 2023 and approximately $8.6 million in 2022. The increase of $0.7 million in 2024 was related to the increase in share-based compensation, the provision of doubtful debt and to a lesser extent increase in labor, those were partially offset by savings in our directors and officers’ (D&O) insurance premium. The decrease of $1.1 million in 2023 was primarily related to a reduction in our directors and officers’ (D&O) insurance premium.

Financial Expenses (income), Net

To the extent that our financial expenses is based on a change in warrant liability and convertible bond, as our stock and bond prices increases the warrant liability increases with a result that we incur a financing charge as a result of an increased liability, and as our stock price decreases, we incur financing income which has a positive effect in the results of our operations as a result of a decreased liability. Our financial expenses also include exchange rates revaluations, interest income from bank deposits, bonds related expenses and bank fees.

Financial income, net of $0.3 million in 2024, was primarily related to bank deposit interest, and to a lesser extent, warrants revaluation income partially offset by bond financing expenses and to a lesser extent unfavorable foreign exchange rate revaluations. Financial income, net of $3.4 million in 2023, was primarily related to deposit interest, favorable foreign exchange rate revaluations and to a lesser extent, warrants revaluation income. Financial expenses, net of $7.2 million in 2022, was primarily related to revaluations of warrants issued to shareholders partially offset by loan interest and exchange rate impact.

Liquidity and Capital Resources

In June 2024, we issued convertible bonds in the principal amount of NIS 110 million (approximately $30 million( on TASE. The proceeds from the sale of the bonds, which were approximately NIS 112.4 million (approximately $30.5 million), were placed in escrow, to be released to us upon meeting certain conditions by March 31, 2025, or earlier upon conversion of the bonds, all as set forth in the deed of trust pursuant to which the bonds were issued. At December 31, 2024, all of the bonds were outstanding and all of the funds were held in the escrow account. During January 2025, bonds in the principal amount of NIS 78.5 million were converted into 8,233,177 ordinary shares, and we received NIS 78.5 million (approximately $22.4 million gross proceeds including interest from the escrow funds). The deed of trust pursuant to which the bonds were issued provides for the release of the funds from escrow (to the extent not released upon conversion of the bonds) if certain conditions are met by March 31, 2025. On March 20, 2025, following approval by the holders of a majority of the outstanding bonds, the date by which we must meet the conditions to the release of the funds from escrow was extended from March 31, 2025 to December 31, 2025. On December 31, 2024 and on the date of this annual report, these conditions had not been met. If we do not meet the release conditions by December 31, 2025, we will be required to effect an early redemption of the bonds, which will result in using the remaining funds in the escrow account to pay the bonds, and we will be required to pay the trustee such additional amounts as are required to pay the interest and any payment due as a result of the differential in the exchange rate. We will use our available funds to make any necessary payments to the trustee.

In November 2024, we sold, in an underwritten public offering, an aggregate of (i) 4,293,957 ordinary shares, (ii) Pre-Funded Warrants to purchase an aggregate of 3,956,043 ordinary shares (which were issued in lieu of ordinary shares), (iii) Tranche A Warrants to purchase up to an aggregate of 8,250,000 ordinary shares, and (iv) Tranche B Warrants to purchase an aggregate of 8,250,000 ordinary shares, although the holders of Tranche B Warrants may elect to receive Pre-Funded Warrants in lieu of an equal number of ordinary shares.

Each ordinary share or Pre-Funded Warrant, as applicable, was sold together with one Tranche A Warrant to purchase one ordinary share and one Tranche B warrant to purchase one ordinary share. The net proceeds from the offering, after deducting underwriting discounts and other offering costs paid by us, was approximately $13.8 million.

During January 2025, 118,134 Tranche A Warrants and 118,134 Tranche B Warrants were exercised into 236,268 ordinary shares in consideration for gross proceeds of $0.49 million.

During January 2025, we raised gross proceeds of approximately $33.1 million in a public offering of sale of 10,332,031 ordinary shares at a price to the pubic of $3.20 per share. The aggregate net proceeds received by us from the offering were approximately $30.9 million net of underwriting discounts and other offering costs.

The bonds, the Pre-Funded warrants, the Tranche A Warrants and the Tranche B Warrants are described in Item 12. The form of these securities is filed as an exhibit to this annual report, and the descriptions in this annual report are qualified in their entireties by the terms of the securities.

Selected Balance Sheet Information (dollars in thousands).

	December 31.
	2024	2023
Current assets	$57,631	$47,436
Working capital	21,225	41,225
Accumulated deficit	(252,957)	(203,640)
Shareholders’ equity	22,496	42,093

As of December 31, 2024, we had cash and cash equivalents totaling $13.5 million and short term bank deposits totaling $10.8 million. We use our funds primarily for our operating activities. Cash and cash equivalents are invested in accordance with our investment policy.

Cash Flow Summary

The following table summarizes our cash flows for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Years Ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(32,502)	$(33,513)	$(40,362)
Net cash provided by (used in) investing activities	3,987	(15,251)	(1,318)
Net cash provided by (used in) financing activities	13,533	23,199	(4,941)
Net decrease in cash and cash equivalents and restricted cash	(15,240)	(25,612)	(45,432)

Operating Activities

During the year ended December 31, 2024, operating activities used approximately $32.5 million in cash. The primary factors affecting operating cash flows during 2024 were the net loss of approximately $49.3 million, reduced by non-cash charges of approximately $16.5 million consisting of $15.7 million of share-based compensation, depreciation of approximately $0.6 million and revaluation of warrant liability and bond-related expenses of approximately $0.2 million. Additionally, our working capital has increased by approximately $0.3 million.

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

Investing Activities

During the year ended December 31, 2024, cash provided by investing activities was approximately $4.0 million, which was primarily from cash provided by short-term deposits consist of approximately $4.6 million and purchase from cash used to equipment and leasehold improvements of approximately $0.6.

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

Financing Activities

During the year ended December 31, 2024, cash provided by financing activities was approximately $13.5 million, consisting primarily of proceeds from issuance of ordinary shares of approximately $13.8 million, exercise of options of approximately $0.2 million and payment of $0.5 million of issuance costs related to our convertible bonds.

During the year ended December 31, 2023, cash provided by financing activities was approximately $23.2 million, consisting primarily of proceeds from issuance of ordinary shares of approximately $22.5 million and exercise of options of approximately $0.7 million.

During the year ended December 31, 2022, cash used in financing activities was approximately $4.9 million, consisting primarily of repayment of short-term loan of approximately $5.2 million, partially offset by issuance and exercise of options of approximately $0.3 million.

Funding Requirements

We expect our 2025 expenses to be in line with or slightly greater than our 2024 level. Our production build-up efforts have stabilized, and we have progressed toward the production phase, alongside our efforts to streamline our expenses and to emphasize resources to support our next step target to the production and commercialization stage. We continue to expand our research and development activities and expect to incur commercialization expenses related to product sales, marketing, manufacturing and distribution. Our costs and revenue can be impacted by the conditions described in the ‘Overview under Market Trends and Uncertainties’ as well as the factors described in Risk Factors, which would affect our requirement for additional funding.

We also expect to continue to incur losses before we receive sufficient revenues to offset our expenses. We anticipate that we will shift toward profitable operations in the coming years. We anticipate the current cash balance together with our revenues will enable us to continue until we are cash flow positive from operations.

Our losses will be driven by:

●	Expanding production capabilities to bring our chipset to automotive grade production;

●	expanding our design, development, installation and servicing capabilities; .
●	delays by automobile manufacturers in making final decisions relating to the next generation of automobiles requiring ADAS features and the introduction of advanced driver assisted capabilities as a result of broader economic shifts that we believe are leading to short-term delays in the automobile manufacturers roll-out of advanced driver assistance systems;

●	significant investment in research and development;

●	increase our sales and marketing activities and develop our distribution infrastructure; and

●	increase our general and administrative expenses to support the growth and public company infrastructure.

In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in sufficient revenues, which would further increase our losses.

During January 2025, we raised gross proceeds of $55.5 from an underwritten registered public offering ($33.1 million) and from the release from escrow of funds ($22.4 million) upon the conversion of a portion of our outstanding convertible bonds.

Although we believe that our balance sheet is strong, following the funds raised in November 2024 and January 2025, in the event that we need additional funding in anticipation of our proposed production ramp up in 2025, we will consider seeking to raise funds through the sale of equity securities or convertible debt. As of the date of this annual report, we have no plans for any such offering.

See Item 11 with respect to Quantitative and Qualitative Disclosures about Market Risk

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

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

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, our Post-Combination Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we achieve total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we issue more than $1 billion in non-convertible debt in the prior three-year period or (iv) five fiscal years after we complete an initial public offering, which was in October 2021. We expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

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

Name	Age	Position(s)
Yair Shamir	79	Director and Chairman of the Board
Ehud Levy	59	Director
Boaz Schwartz, PhD	62	Director
E. Scott Crist	59	Director
Thilo Koslowski		Director
Alexander Hitzinger	53	Director
Yonina Eldar, PhD	52	Director
Kobi Marenko	52	Chief Executive Officer and Director (co-founder)
Noam Arkind, PhD	38	Chief Technology Officer and Director (co-founder)
Karine Pinto-Flomenboim	47	Chief Financial Officer
Ram Machness	52	Chief Business Officer
Shlomit Hacohen	51	Chief Marketing Officer
Shay Naeh	55	Vice President Operations
Nadav Snir	44	Vice President IC

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

Yonina Eldar PhD, Director

Prof. Eldar was appointed as a director on November 7, 2023. Prof. Eldar is the Israel Prize laureate for 2025 in the field of Engineering Research and Engineering Sciences. Prof. Eldar is a professor in the Department of Mathematics and Computer Science, Weizmann Institute of Science, Rehovot, Israel, where she holds the Dorothy and Patrick Gorman Professorial Chair and heads the Center for Biomedical Engineering. Prof. Eldar was previously a professor in the Department of Electrical Engineering at the Technion, where she held the Edwards Chair in Engineering. Prof. Eldar is also a visiting professor at MIT, a visiting scientist at the Broad Institute, a visiting research collaborator at Princeton, an adjunct professor at Northeastern University and Duke University, an advisory professor of Fudan University, a distinguished visiting professor of Tsinghua University, and was a visiting professor at Stanford. Prof. Eldar is a member of the Israel Academy of Sciences and Humanities (elected 2017) and of the Academia Europaea (elected 2023), an IEEE Fellow, a EURASIP Fellow, a Fellow of the Asia-Pacific Artificial Intelligence Association, and a Fellow of the 8400 Health Network. Prof. Eldar is author of the book “Sampling Theory: Beyond Bandlimited Systems” and co-author of eight other books in the areas of convex optimization, compressed sensing, radar, communications, imaging, information theory and machine learning. Prof. Eldar received her B.Sc. degree in physics and B.Sc. degree in Electrical Engineering from Tel-Aviv University, and her Ph.D. in electrical engineering and computer science from the Massachusetts Institute of Technology.

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

Karine Pinto-Flomenboim, Chief Financial Officer

Ms. Pinto-Flomenboim has served as our Chief Financial Officer since November 8, 2021. Ms. Pinto-Flomenboim has more than 25 years of financial experience, having worked with multinational publicly traded companies. Prior to joining us, from 2019 to 2021, Ms. Pinto-Flomenboim served as the Chief Financial Officer of TIBA, a leading manufacturer of parking access and revenue control systems, where she led the company’s exit for $135M and navigated the company through a reorganization, M&A and COVID-19. Prior to this experience, from 2011 to 2018, Ms. Pinto-Flomenboim held the position of director of business controlling and head of corporate FP&A at Caesarstone Ltd. (Nasdaq: CSTE), a global publicly traded company that invented and pioneered quartz surfaces. From 2003 to 2011, Ms. Pinto-Flomenboim held the position of head of FP&A at the process diagnostic and control (PDC) division of Applied Materials, Inc. (Nasdaq: AMAT). From 2000 to 2003 Ms. Pinto-Flomenboim served at various financial positions at Intel Fab 8 (Nasdaq: INTC). Ms. Pinto-Flomenboim holds a master’s in economics from the Hebrew University of Jerusalem, graduated from The National Investor Relations Institute (NIRI), and is an active member of the Israeli CFO Forum.

Ram Machness, Chief Business Officer

Mr. Machness has served as our Chief Business Officer since April 30, 2018. Mr. Machness leads the product management, customer support, sales and business development.  Mr. Machness has over 30 years of experience in embedded systems and the semiconductor and automotive industries. Prior to joining us from 2007 to 2018, Mr. Machness managed the business development, customer engagement and product marketing at Texas Instruments (Nasdaq: TXN), a Global American based technology company that designs and manufactures semiconductors. Prior to this experience, from 2003-2007, Mr. Machness served in various consulting position in companies such DSP Group (Nasdaq: DSPG), a global leader in wireless communications and voice processing chipsets and algorithms for a wide range of smart-enabled devices, and Microsoft (Nasdaq: MSFT), A multinational technology corporation which produces computer software, consumer electronics, personal computers, and related services. His professional experience also includes roles in system engineering and R&D management. Mr. Machness holds a B.A in Computer Science from The Open University and an MBA Tel Aviv University.

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

We comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors, although as long as we are a foreign private issuer, we may elect to follow Israeli law in lieu of certain Nasdaq requirements, including the independent director requirement. A majority of our board of directors is composed of directors who are “independent” as defined by the rules of Nasdaq, and all of the non-executive directors qualify as “independent” under these standards. The board of directors established categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and includes specific relationships that would disqualify a director from being independent, including being an employee during the past three years.

The board of directors will assess on a regular basis, at least annually, which members are independent, and the Nomination and Corporate Governance Committee will assess the independence of each nominee for director as part of its duties in designating nominations for the board of director’s nominees.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that, we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings publication of the annual reports or proxy materials, and with respect to the Nasdaq requirement of obtaining shareholder approval for the certain issuance of 20% or more of our ordinary shares at a price below the minimum price as defined by Nasdaq, and for the adoption or amendment of equity-based compensation plans without shareholder approval.

As permitted under the Israeli Companies Law, pursuant to our Restated Articles, the quorum required for an ordinary meeting of shareholders consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Israeli Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders). Israeli law does not require us to send annual reports or proxy materials directly to our shareholders, however we do make available those documents through our public website. Generally, Israeli law has no requirement for obtaining shareholder approval for the issuance of equity securities and, accordingly, our board has the authority to issue ordinary shares without obtaining shareholder approval under circumstances where shareholder approval would be required under the Nasdaq corporate governance regulations for the issuance of 20% or more of our ordinary shares at a price less than the minimum price, as defined in the Nasdaq rule. Although we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules. To the extent that we elect to take advantage of the exceptions permitted to foreign private issuers, we must disclose those exceptions and describe the relevant Israeli law provisions.

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

The term “Compensation Majority” refers to an approval requirement under the Israeli Companies Law, pursuant to which, certain compensation arrangements are subject to a simple majority vote of the shares present and voting at a shareholders meeting, in person or by proxy, and voting thereon, provided that either:

●	such majority includes at least a majority of the shares held by disinterested shareholders who vote at the general meeting, with disinterested shareholders being defined as shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement or the compensation policy, as applicable; or

●	the total number of shares of the disinterested shareholders who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

Executive Officers (Other than the Chief Executive Officer)

The Israeli Companies Law requires that the compensation of a public company’s executive officers (other than the chief executive officer) shall be approved by the compensation committee, and the subsequent approval of its board of directors. If such compensation arrangement is inconsistent with the company’s approved compensation policy, then shareholder approval by the vote of a Compensation Majority is also required. However, if the shareholders of the company do not approve such compensation arrangement with an executive officer, then the compensation committee and board of directors may override the shareholders’ decision, provided that they have stated detailed reasons for their decisions.  In addition, our Compensation Policy enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are consistent with our Compensation Policy) and allows us to exculpate, indemnify and insure its executive officers and directors subject to certain limitations as set forth therein.

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

In addition, in certain circumstances, the compensation committee may waive the need in shareholder approval requirement with regard to the approval of the engagement terms of a candidate for the chief executive officer position (or a director nominee who is not an executive director) if they determine, by detailed reasons, that the compensation arrangement is consistent with the company’s Compensation Policy, that the chief executive officer (or the director nominee) did not have any affiliation or prior business relationship with the company or a controlling shareholder of the company, and that seeking shareholder approval for the engagement terms would be detrimental to our ability to engage this chief executive officer candidate.

Aggregate Compensation of Executive Officers and Directors

For the years ended December 31, 2024 and 2023, we paid an aggregate of $5.7 million and $5.0 million, respectively, in cash and benefits in-kind, including equity compensation, to or accrued on behalf of all of our directors and members of Senior Management for their services in all capacities during 2024 and 2023, and directors’ fees. These amounts include amounts set aside or accruals for pension, severance, retirement or similar benefits or expenses, in the amounts of approximately $309,000 and $274,000, for the years ended December 31, 2024 and 2023, respectively, but does not include reimbursement of business travel, relocation, professional and business association dues and expenses, and other benefit costs commonly reimbursed or paid by companies in Israel which are not treated as compensation. In addition, we incurred $3,465,000 and $2,640,000 of share-based compensation expense related to equity awards made by us to our Senior Management and directors for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, (i) options to purchase 2,266,173 ordinary shares, and (ii) 1,368,411 restricted stock units granted to our current Senior Management and directors were outstanding under our equity incentive plans at a weighted-average exercise price of $4.81 per share.

Equity-based compensation granted to Senior Management generally vests over a period of four years, commencing one year after the date of grant, with equity-based compensation granted to Senior Management generally vests over a period of four years, commencing one year after the date of grant, with quarterly vesting thereafter. However, during 2024 and 2023, equity-based compensation was granted as an additional award, and vested one-year after the date of grant. For directors, equity-based compensation generally vests over a period of three years with a quarterly vesting.

vesting thereafter, however, equity-based compensation granted in 2024 and 2023 as an additional award, vests one-year after the date of grant. For directors, equity-based compensation generally vests over a period of three years with a quarterly vesting.

Individual Compensation of Covered Executives

The table below sets forth the compensation paid to our five most highly compensated ‘office holders’ (as defined by the Israeli Companies Law) during or with respect to the year ended December 31, 2024, and as recorded in the financial statements for such period. We refer to those five individuals for whom disclosure is provided herein as our “Covered Executives.”

The term “compensation” for purposes of this section regarding the Covered Executives refers to the term “Terms of Office and Employment” as defined under the Israeli Companies Law, which includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits to the extent applicable, and any undertaking to provide such compensation. Each of the Covered Executives was covered by our directors and officers liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Summary Compensation Table:

Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Salary(3)	Bonus(4)	Financial Expense for Equity-Based Compensation(5)	All Other Compensation (6)	Total
Kobi Marenko, Chief Executive Officer	319,832		473,380	3,016	796,228
Noam Arkind PhD, Chief Technology Officer	327,960		473,304	3,016	804,280
Ram Machness, Chief Business Officer	276,653		636,242	21,164	934,059
Karine Pinto-Flomenboim, Chief Financial Officer	215,535	13,710	526,193	3,016	758,454
Ben Rathaus, PhD, Vice President AI and Perception	233,216		412,960	3,016	649,192

(1)	All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2024, plus compensation paid to such Covered Executives in 2025 in respect of employment provided during 2024.

(2)	All Covered Executive listed in the table are full-time employees.

(3)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, convalescence recreation pay and other benefits and perquisites consistent with our policies, to the extent applicable.

(4)	We did not pay bonuses to our Covered Executives for 2024, other than bonus for our CFO for the efforts related to our fundraise activities.

(5)	The equity-based compensation represents the “financial expense” as reflected in our consolidated financial statements for the year ended December 31, 2024, with respect to equity-based compensation vested during 2024. The amount of equity-based compensation does not represent the market value, nor does it represent the number of RSUs or options granted to our Covered Executives; rather it reflects the non-cash financial expenses amortized for such equity-based compensation in our financial statements for the year ended December 31, 2024. Assumptions and key variables used in the calculation of such amounts are described in Note 10 of Notes to our Consolidated Financial Statements, which are included in this annual report.

(6)	All other compensation represents mainly incidental monetary benefits.

Non-Employee Director Remuneration

The current composition of our Board of Directors includes three directors who do not occupy executive positions with us (Mr. Shamir, Mr. Levy and Mr. Crist, hereinafter “Non-Executive Directors”), four directors who we consider to be industry experts (Dr. Schwartz, Mr. Koslowski, Mr. Hitzinger, and Prof. Eldar, hereinafter “Industry Expert Directors”), and two directors who are executive officers (Mr. Marenko and Dr. Arkind, hereinafter “Executive Directors”).

Consistent with our Compensation Policy for directors and officers, our Compensation Committee, Board and the shareholders, have approved that the Non-Executive Directors shall receive an annual fee of $30,000 plus applicable value added tax as remuneration for their service on the Board, and that Industry Expert Directors shall receive an annual fee of $100,000, other than Prof. Eldar who is a full time professor and researcher at the Weizmann Institute of Science who receives $50,000, plus applicable value added tax as remuneration for their service on the Board.

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

Name of Director	Shares Subject to Options	Exercise Price	Fully Vested
Dr. Boaz Schwartz	81,589	$8.00	October 2024
	40,000	$2.873	August 2026
Mr. Thilo Koslowski	80,000	$8.00	March 2025
	40,000	$2.873	August 2026
Mr. Alexander Hitzinger	80,000	$6.04	May 2025
	40,000	$2.873	August 2026
Prof. Yonina Eldar	80,000	$2.074	November 2026
Mr. Yair Shamir	80,000	$2.873	August 2026
Mr. Ehud Levy	80,000	$2.873	August 2026
Mr. Scott Crist	80,000	$2.873	August 2026

With respect to their services and for participating in board meetings, we reimburse our directors for travel expenses, in accordance with Company policy as applicable for our employees (and for Industry Expert Directors up to an amount of 9,000 Euros a year).

Executive Directors’ Remuneration

Employment terms

Mr. Kobi Marenko, has served as a director and Chief Executive Officer since inception on November 4, 2015. Dr. Noam Arkind has served as a director and Chief Technology Officer since inception on November 4, 2015. The Company believes that Mr. Marenko and Dr. Arkind are deeply involved and familiar with the Company’s business and personnel, as well as having broad knowledge and experience, thus being best equipped to serve as our Chief Executive Officer and Chief Technology Officer, respectively, while being part of the Board.

Under his employment agreement, Mr. Marenko is currently entitled to a monthly salary of NIS 80,000 (approximately $22,223) and Dr. Arkind is currently entitled to a monthly base salary of NIS 80,000 (approximately $22,223). As approved at the 2022 annual shareholder meeting, each of Mr. Marenko and Dr. Arkind was awarded a special cash bonus in connection with his efforts, amounting to an aggregate amount of NIS240,000 (approximately US$71,428).

Bonus Plan

In August 2023, our shareholders approved, following the approvals of the Compensation Committee and the Board, a framework annual cash bonus plan to each of Mr. Marenko, our Chief Executive Officer, and Dr. Arkind, our Chief Technology Officer, based on performance-based measurable criteria for each calendar year as of the year ended December 31, 2023 and onwards, until the year ended December 31, 2025 (“Bonus Plan”). The proposed Bonus Plan is intended to incentivize those officers by closely aligning their personal economic interest with our performance and share price appreciation.

Pursuant to the Bonus Plan, the target bonus in the event of 100% achievement of the target goals is three months’ salaries, while for overachievement performance of 120% and above, the officer may be eligible for an additional one month’s salary, totaling four months’ salaries. Our Compensation Committee and the Board may set during the first quarter of each year, the performance targets for each calendar year, while performance targets will be comprised of 70% measurable criteria and up to 30% of non-measurable criteria.

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

In March 2024, the Company determined, by action of the Compensation Committee and approval of the Board, the performance goals of each of the CEO and the CTO, to include metrics, key performance indicators and discretionary criteria which will entitle the officers with an annual bonus with respect to 2024, to be reviewed during the first quarter of 2025, after having the annual financial results of 2024. In accordance with the authority of the Compensation Committee and the Board, the weights concerning the operating performance measures have been changed since the previous shareholder meeting discussing the Bonus Plan. Pursuant to the Bonus Plan’s terms, both our CEO and the CTO will not be eligible for an annual bonus with respect to the year ended on December 31, 2024.

Equity-based compensation

With respect to each of the executive directors, the following equity-based awards were granted:

Name of Executive Director	Shares Subject to Equity Awards		Exercise Price	Fully Vested
Mr. Kobi Marenko	8,326	(1)	$1.221	March 1, 2024
	300,000	(1)	$6.44	December 16, 2025
	185,000	(2)	N/A	April 1, 2025
Dr. Noam Arkind	7,771	(1)	$1.221	March 1, 2024
	300,000	(1)	$6.44	December 16, 2025
	185,000	(2)	N/A	April 1, 2025

(1)	Options to purchase ordinary shares of the Company

(2)	Restricted share units.

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

Our Compensation Policy for Executive Officers and Directors became effective upon the completion of our merger with ITAC, which is when our ordinary shares became publicly traded, It will remain in effect for term of five years from that date. Our Compensation Policy for Executive Officers and Directors is filed as an exhibit to this annual report.

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

Cash bonuses. An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than the CEO and the CTO who are subject to the Bonus Plan as approved, will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer and subject to minimum thresholds. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee and by our board of directors. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (annual bonus and equity-based compensation) may not exceed 85% of each executive officer’s total compensation package with respect to any calendar year. See “CEO and CTO Annual Bonus Plan”.

Performance measures. The measurable performance objectives of our chief executive officer will be determined annually by our Compensation Committee (and, if required by law, by our board of directors) and will include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria. Our board of directors has determined measurable performance objectives for our executive directors for the year 2024 under the Bonus Plan, but currently there is no eligibility for bonus under such plan.

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

Our Compensation Policy, which was approved by our board of directors and shareholders, became effective upon the completion of our merger with ITAC, which is when our ordinary shares became publicly traded, and is filed as an exhibit to this annual report.

Clawback policy

Our Compensation Policy contains a compensation recovery provision which allows us under certain conditions to recover bonuses paid in excess due to an accounting restatement.

In December 2023, our Board of Directors adopted a clawback policy covering our executive officers. An “executive officer” is our chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a significant principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for us. The executive officers named in Item 6.A are part of our executive officers for the purpose of the clawback policy.

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

Authorized Shares. As of December 31, 2024, there were 1,698,404 ordinary shares subject to options under the 2016 plan and 395,868 ordinary shares reserved and available for issuance under the 2016 Plan. The 2016 Plan provides that ordinary shares subject to options granted under the 2016 Plan that expire or become un-exercisable without having been exercised will become available again for future grants under the 2021 Plan.

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

Pursuant to the Board’s decision on August 2024 to extend the expiration term of all equity-based awards granted under the 2016 Incentive Share Option Plan, each granted option will expire no later than ten years from the date of the grant thereof (instead of seven years), unless a shorter term of expiration is otherwise designated by the administrator.

Following the adoption of the 2021 Equity Incentive Plan (the “2021 Plan”), we have not granted any awards pursuant to the 2016 Plan anymore (although previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan). Any remaining ordinary shares reserved and available for issuance under the 2016 Plan have been assigned to be awarded under the 2021 Plan.

2021 Equity Incentive Plan

On October 7, 2021, we adopted the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. The maximum number of shares that may be issued pursuant to the 2021 Plan is the sum of (a) 4,079,427 ordinary shares plus (and without the need to further amend the Plan) (b) on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of ordinary shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. In addition, any remaining ordinary shares reserved and available for issuance under the 2016 Plan can be issued pursuant to the 2021 Plan. As of December 31, 2024, there were 7,804,378 ordinary shares subject to options under the 2021 plan and 136,101 ordinary shares reserved and available for issuance under the 2021 Plan. Following the increase in the size of the reserved and available option pool on December 18, 2024, by an additional 3,698,746 ordinary shares, there were a total of 4,230,715 ordinary shares reserved and available for issuance under the 2021 Plan (including any remaining ordinary shares reserved and available for issuance under the 2016 Plan).

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

C. Board Practices

Terms of Directors and Officers

According to our Restated Articles, our directors are generally appointed by our shareholders. Our board is classified into three classes as follows:

●	Class I directors, who serve until the annual general meeting to be held in 2025. Mr. Ehud Levy, Dr. Noam Arkind and Mr. Alexander Hitzinger are our Class I directors.

●	Class II directors, who serve until the annual general meeting in 2026. Dr. Boaz Schwartz, Thilo Koslowski and Prof. Yonina Eldar are our Class II directors.

●	Class III directors, who serve until the annual general meeting in 2027. Mr. Yair Shamir, Mr. Kobi Marenko and Mr. E. Scott Crist are our Class III directors.

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

Our officers are appointed by our Chief Executive Officer and serve according to the direction of the Chief Executive Officer and the Board.

Committees of the Board of Directors

The board of directors has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees of the board of directors has the composition and responsibilities as described below.

Audit Committee

Our Audit Committee consists of three independent directors, each of whom is financially literate and one of whom is an audit committee financial expert. Pursuant to regulations promulgated under the Israeli Companies Law and governing relief to companies which are generally listed in Nasdaq, we are exempt from the Israeli composition and qualification requirements with respect to the Audit Committee members, however we are still obliged to maintain such committee also for Israeli law purposes.

Under the Nasdaq regulations, a member of our Audit Committee may not accept any consulting, advisory, or other compensatory fee from us other than for board service, and they must not be an affiliated person and not have participated in the preparation of our or our subsidiaries’ financial statements at any time during the past three years. At least one member of the Audit Committee must be an audit committee financial expert, which is a person who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Audit Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting, risk management and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee reviews and assesses the qualitative aspects of our financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements and is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. In addition, pursuant to the Israeli Companies Law the Audit Committee is responsible for the following additional matters:

●	recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Israeli Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

●	reviewing with the general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

●	identifying irregularities in the company’s business administration, including by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

●	reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of our business and deciding whether to approve such acts and transactions if so required under the Israeli Companies Law; and

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

The Audit Committee has also the authority, with respect to the following matters:

●	With the assistance of management, to advise the Board and any other Board committee if the clawback provisions of our clawback policy are triggered based upon a financial statement restatement or other financial statement change.

●	To implement and oversee our cybersecurity and information security policies and periodically review the policies and manage potential cybersecurity incidents.

The charter of the Audit Committee is available on our website.

The members of the Audit Committee are Dr. Boaz Schwartz, Mr. Ehud Levy and Mr. Thilo Koslowski. Each member is an independent director and “financially literate” under the Nasdaq rules, and Dr. Boaz Schwartz, the chairman of our Audit Committee is an “audit committee financial expert.”

Compensation Committee

Under Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors, and the board shall have determined that the members of the Compensation Committee have the ability to be independent from management in connection with the duties of a Compensation Committee member. We are also required to maintain a compensation committee for purposes of the Israeli law; however, we are exempt from the Israeli composition and qualification requirements with respect to its members generally because of our Nasdaq listing. The Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, our executive officers and directors, establishing the general compensation policies of us and our subsidiaries and reviewing, approving and overseeing the administration of our employee benefits plans and reviewing our compensation plans and policies.

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

The members of the Compensation Committee are Dr. Boaz Schwartz, chairman, Mr. E. Scott Crist, and Mr. Yair Shamir. Each member of the Compensation Committee is an independent director under to the Nasdaq standards.

Nominating and Governance Committee

Our Nominating and Governance Committee is responsible, among other things, for:

●	overseeing and assisting its board in reviewing and recommending nominees for election as directors, including determining whether a nominee for election as a director is an independent director;

●	assessing the performance of the members of the board and the committees; and	assessing the performance of the members of the board; and

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board a set of corporate governance guidelines applicable to us.

The charter for the Nominating and Governance Committee is available on our website.

The members of the Nominating and Governance Committee are Mr. Ehud Levy, chairman, Mr. Yair Shamir and Mr. Alexander Hitzinger. Each member of the Nominating and Governance Committee is independent under the Nasdaq standards.

Diversity

The Nasdaq rules provide that each company listed on Nasdaq must have or explain why it does not have at least two members of its board of directors including (i) at least one diverse director who self identifies as female and (ii) at least one diverse director who self-identifies as an underrepresented minority or LGBTQ+. For foreign issuers “diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the company’s principal executive offices. In addition, Nasdaq rules provided for issuers to provide a board diversity matrix in the from provided by Nasdaq, which we provide on our website. On December 11, 2024, the United States Court of Appeals for the Fifth Circuit struck down Nasdaq’s board diversity rules, and the SEC did not appeal the ruling. As a result, companies listed on Nasdaq no longer need to comply with Nasdaq’s board diversity rule requirements including the board diversity matrix, although they may elect to do so.

Under Israeli law, if, at the time of a director is appointed or elected all members of the board who are neither controlling shareholders nor their relatives are of the same gender, then the new director must be of the other gender. Since we have a female member of our board, we satisfy the diversity requirement under Israeli law.

Chairperson of the Board

Our Articles provide that the board shall, from time to time, elect one of its members to be the chairperson of the board, remove such chairperson from office and appoint another in his/her place. Under the Companies Law, if the chief executive officer (or any relative thereof, or subordinate employee) is nominated to serve as the chairperson of the board, such appointment shall be subject to a shareholder approval in a special disinterested majority vote.

Our current chairperson of our board of directors is Mr. Yair Shamir.

Internal Auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Israeli Companies Law, the internal auditor cannot be an interested party or an Office Holder or a relative of an interested party or an Office Holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Israeli Securities Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

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

D. Employees

As of December 31, 2024, we had 144 employees and consultants, of which nine individuals provide services to us through consulting agreements. 135 of our employees and consultants were based in Israel, two in the United States, two in China, one in Thailand, one in Canada one in United Kingdom and two in Germany. The following table sets forth a breakdown of our global workforce by category of activity as of December 31, 2024:

	As of December 31,
Category of Activity	2024	2023
Research and development and operations	115	114
Sales and marketing	13	10
General and Administrative	16	13
Total	144	137

As of March 1, 2025, our global workforce decreased to 138 employees. The reduction was primarily aimed to shift focus towards our main growth path, while reducing certain positions, mainly in the research and development department.

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

The following table sets forth information regarding the beneficial ownership of ordinary shares on March 1, 2025, by

●	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

●	each of our directors, chief executive officer, chief financial officer and other members of Senior Management; and

●	all of our Senior Management and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and information provided to us, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 1, 2025 through the exercise of any option, warrant, convertible security or other right. As of March 1, 2025, there were 105,163,188 ordinary shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Kobi Marenko(2)	2,879,418	2.73%
Noam Arkind(3)	2,535,503	2.40%
Karine Pinto-Flomenboim(4)	219,217	*
Ehud Levy(5)	9,040,243	8.59%
Yair Shamir(6)	7,360,929	7.00%
Boaz Schwartz(7)	400,207	*
E. Scott Crist(8)	3,647,213	3.39%
Thilo Koslowski(9)	99,999	*
Alexander Hitzinger(10)	158,109	*
Prof. Yonina Eldar(9)	33,333	*
All directors and Senior Management as a group	27,712,809	25.28%

Five Percent Holders:
AWM Investment Company, Inc. (11)	17,796,934	9.99%
Canaan Partners Israel (CPI) (Cayman) L.P.(12)	9,040,243	8.59%
Alyeska Master Fund, L.P.(13)	9,336,534	8.26%
CEL Catalyst Mobility Ltd. and Catalyst IV Fund L.P (14)	7,360,929	7.00%

*	Less than 1%

(1)	Unless otherwise noted, the address for each named beneficial owner who is a director or senior management is c/o Arbe Robotics Ltd., HaHashmonaim St. 107, Tel Aviv-Yafo, Israel.

(2)	Consists of 2,299,232 ordinary shares held directly by Mr. Marenko, 252,076 ordinary shares subject to options, 185,000 restricted stock units and 143,110 ordinary shares held by Inter — Development of Content in Internet Company Ltd. (“Inter”), which is owned by Mr. Marenko, who has the right to vote and dispose of shares owned by Inter.

(3)	Consists of 2,098,982 ordinary shares held directly by Mr. Arkind, 251,521 ordinary shares subject to options and 185,000 restricted stock units.

(4)	Consists of ordinary shares subject to options and restricted stock units.

(5)	Consists of (i) 9,000,243 ordinary shares identified in footnote (12) below, and (ii) 40,000 ordinary shares subject to options granted to Mr. Levy. Mr. Levy is affiliated with Canaan Partners Israel (CPI) (Cayman) L.P and may be deemed to have beneficial ownership with respect to these shares. Mr. Levy disclaims beneficial interest in the shares owned by Canaan Partners except to the extent of any pecuniary interest he may have therein directly or indirectly.

(6)	Consists of (i) 7,320,929 ordinary shares identified in footnote (14) below, and (ii) 40,000 ordinary shares subject to options granted to Mr. Shamir. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the shares owned by CEL Catalyst Mobility Ltd. except to the extent of any pecuniary interest Mr. Shamir may have therein, directly or indirectly.

(7)	Consist of: (i) 298,619 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary, and (ii) 101,588 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(8)	Consists of (i) 964,182 ordinary shares owned by Mr. Crist, (ii) 340,000 ordinary shares held by Texas Ventures Mgmt, LLC (“Texas Ventures”), (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants owned by Mr. Crist and (iv) 40,000 ordinary shares subject to options granted to Mr. Crist. Mr. Crist is chief executive officer and majority owner of Texas Ventures and has the right to vote and dispose of securities held by Texas Ventures. Mr. Crist disclaims any beneficial ownership of the shares held by Texas Ventures other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(9)	Consist of ordinary shares subject to options.

(10)	Consists of (i) 64,777 ordinary shares and (ii) 93,332 ordinary shares subject to options.

(11)	Consists of: (i) 2,906,526 Ordinary Shares, 2,008,449 Pre-Funded Warrants and 4,016,898 warrants held by Special Situations Fund III QP, L.P. (ii) 910,669 Ordinary Shares, 477,400 Pre-Funded warrants and 954,800 warrants held by Special Situations Cayman Fund, L.P. (iii) 395,453 Ordinary Shares, 352,963 Pre-Funded Warrants and 705,926 warrants held by Special Situations Private Equity Fund, L.P. (iv) 272,347 Ordinary Shares, 212,721 Pre-Funded Warrants and 425,442 warrants held by Special Situations Technology Fund, L.P. and (v), 1,443,810 Ordinary Shares, 904,510 Pre-Funded Warrants and 1,809,020 warrants held by Special Situations Technology Fund II, L.P. The warrants described herein may only be exercised to the extent that the total number of Ordinary Shares beneficial owned by the holder and its affiliates after such exercise does not exceed 9.99% of the outstanding shares. AWM Investment Company, Inc., a Delaware corporation (“AWM”), is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (“SSF CAYMAN”), Special Situations Fund III QP, L.P., a Delaware limited partnership (“SSFQP”), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (“SSPE”), Special Situations Technology Fund, L.P., a Delaware limited partnership (“SSF TECH”) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (“SSF TECH II”). Mr. David M. Greenhouse (“Greenhouse”) and Mr. Adam C. Stettner (“Stettner”) are limited partners of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP. Greenhouse and Stettner are members of, SSCayman, L.L.C., a Delaware limited liability company, the general partner of SSF CAYMAN, MG Advisers, L.L.C., a New York limited liability company, the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of SSF TECH and SSF TECH II. Greenhouse and Stettner are also the controlling principals of AWM and have the power to direct, vote and dispose of the shares The business address for AMW is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(12)	Canaan Partners Israel (CPI) GP L.P. (“CPI General Partner”) is the general partner of Canaan Partners Israel (CPI) (Cayman) L.P. CPI General Partner has the power to direct Canaan Partners Israel (CPI) (Cayman) L.P. to vote and dispose of the shares by decision of its managing partner Mr. Ehud Levy. The business address of the foregoing person is c/o Canaan Partners Israel (CPI) (Cayman) L.P, 12/11 Rav Ashi St. Tel Aviv, Israel.

(13)	Consist of: 1,424,448 Ordinary Shares and 7,912,086 warrants held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. (the “Alyeska Master Fund”), has voting and investment control of the shares held by Alyeska Master Fund. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund. The warrants described herein may only be exercised to the extent that the total number of Ordinary Shares then beneficial owned does not exceed 9.99% of the outstanding shares. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(14)	Consists of: (i) 5,423,493 ordinary shares issued to CEL Catalyst Mobility Ltd. (ii) 1,897,436 ordinary shares issued to CATALYST IV FUND L.P. and (iii) 40,000 ordinary shares subject to options granted to Mr. Shamir. CEL Catalyst Mobility Ltd. is held by CEL Catalyst China Israel Fund L.P and Catalyst CEL Fund L.P. The directors of CEL Catalyst Mobility Ltd. are Yair Shamir and Shengyan Fan who have the power to direct it to vote and dispose of the shares and each such director has shared voting and investment power over the shares. Each director disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest such member may have therein, directly or indirectly. The business address of each of the foregoing persons is c/o Catalyst Investment (Israel) III Ltd., 28 Ha’arbaa St., Tel Aviv 6473925, Israel.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Section E, “Share Ownership,” under Item 6 for information as to our major shareholders.

B.	Related Party Transactions

This section refers to related-party transactions with respect to our directors and executive officers, which are unusual and not in the ordinary course of business of the Company and does not include compensation or indemnification of Senior Management, which is disclosed above in Item 6.B. Compensation.

1.	Kobi Marenko, our CEO, has a non-controlling interest in Taya Ventures L.P, which is a minority shareholder.

2.	Inter, a company owned by Kobi Marenko, purchased 50,167 ordinary shares in October 2022 for $501,670 as part of our PIPE offering. The purchase was made on the same terms as other investors in the PIPE offering, which involved the sale of 10,000,000 ordinary shares at $10.00 per share contemporaneously with the merger with ITAC.

3.	We and certain investor shareholders (the “Investor Shareholders”) are parties to an investor rights agreement, as amended, which grants the Investor Shareholders certain registration rights with respect to their ordinary shares, which agreement includes standard covenants and indemnification provisions. In the event that we wish to provide additional registration rights, we may be required to obtain the approval of the holders of majority of the ordinary shares held by the Investor Shareholders for as long they, as a group, continue to hold such majority upon completion of the merger with ITAC. Such approval is not required if the proposed transaction is approved by the majority of our independent directors (currently, a majority of our board of directors are independent directors). This investor rights agreement will continue and survive for a period of five years after the closing of the merger, or earlier upon the consummation of any consolidation or merger of the Company with or into a third party as described under the agreement. The Investor Shareholders are able to sell their ordinary shares pursuant to Rule 144 as long as we are current in our required SEC filings. With this filing of this annual report on Form 20-F, we will continue to be current with our required SEC filing.

4.	During June 2023, we raised $23.0 million from Special Situations Funds, a family of funds focused primarily on growth oriented small public companies with a concentration on the technology and life sciences industries, pursuant to which we issued a total of 11,794,873 Ordinary Shares at a purchase price of $1.95 per share. Existing investors participated in this offering. The aggregate net proceeds received by us from the offering were $22.5 million net of issuance costs. Two of the investors in the financing are affiliates of two of our directors. Catalyst Investments, and Geneva Insurance Group, invested $5.3 million and $250,000, respectively. Mr. Yair Shamir, chairman and a director is co-founder and managing partner of Catalyst Investments, and Mr. Boaz Scwartz, a director, is a beneficiary of a master trust held by Geneva Insurance Group (Barbados) Inc. and Mr. Schwartz is one of three members of the investment committee of the master trust.

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

A controlling shareholder also has a duty of fairness toward the company. For the definition of a “controlling shareholder” see above at Item 6.B – “Director Independence.” The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of the fiduciary duty will also apply in the event of a breach of the duty of fairness.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares, par value NIS0.000216 per share, and public warrants are listed for trading on the Nasdaq Stock Market under the symbols “ARBE” and “ARBEW,” respectively. Our ordinary shares are also traded on the TASE under the symbol “ARBE.”

Our publicly traded ordinary shares and public warrants are issued in book entry form, and are not subject to any transfer restrictions.

The transfer agent for our ordinary shares and warrant agent for our public warrants is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004, telephone: (212) 509-4000.

We have also listed for trade convertible bonds, which are traded on the TASE. For further information see Item 12 below under “Debt Securities.”

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares and public warrants are currently traded on the Nasdaq Stock Market. Our ordinary shares are also traded on the TASE.

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

Authorized Capital

The authorized share capital consists of 165,000,000 ordinary shares, par value NIS 0.000216. As of March 1, 2025, we had 105,163,188 ordinary shares outstanding.

All of the outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares are not redeemable and do not entitle their holders to pre-emptive rights. Our Restated Articles and the Israeli Companies Law do not restrict in any way the ownership or voting of ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel which currently include Iran, Syria and Lebanon. All ordinary shares have identical rights.

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

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a majority of the voting power represented at the meeting in person or by proxy and voting thereon. We can effect a share distribution or share dividend with board approval. A stock split (as well as other changes to our authorized capital, including an increase to the authorized capital) approval of the holders of a majority of the outstanding ordinary shares present with the required quorum. If we have more than one class of shares outstanding, modification or abrogation of the rights of any class of shares requires the approval of a majority of the shareholders, acting as a single class at a meeting at which a quorum is present, without any required separate resolution of any class of shares.

Any transaction that has the effect of reducing the share capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, requires the approval of both the board of directors and an Israeli court.

Election and Removal of Directors

Pursuant to our Restated Articles, directors will be appointed by a simple majority vote of holders of the voting shares, participating and voting at an annual general meeting of the shareholders at which a quorum is present. Our ordinary shares are currently our only voting shares. Our Restated Articles provide that the board of directors consist of not fewer than three and not more than nine directors

Under the Israeli Companies Law, an Israeli public company is required to appoint at least two natural persons as “external directors,” unless the company elects to opt out of the requirement to maintain such regime. Appointments of external directors are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under the Israeli Companies Law and regulations promulgated thereunder. We have opted out of the external director requirement because our board or directors consists of a majority of independent directors, using the Nasdaq definition of independent director.

Our directors are divided into three classes, with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years, until the third annual general meeting following such election or re-election or generally until they are removed by a vote of a majority of the voting power of the shareholders represented at the general meeting in person or by proxy and voting thereon, and disregarding abstentions from the count of the voting power of the shareholders present and voting. The term of office of each class directors currently serving on our board shall expire as set forth in Item 6.C. Any change in our Restated Articles to amend the provisions relating to a classified board requires the approval of the holders of 60% of the ordinary shares outstanding on the applicable record date.

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

Dividends and Liquidation

We do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors; provided that any declaration of a dividend in the absence of sufficient retained earnings or profits, requires the approval of both the board of directors and an Israeli court. In certain circumstances provided by regulations promulgated under the Israeli Companies Law, our Board may also approve distributions in the absence of sufficient retained earnings or profits, without the approval of the Israeli court, subject to complying with certain conditions as provided therein.

Pursuant to the Israeli Companies Law, dividends may be distributed only out of earnings or earnings generated over the two years preceding the distribution, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, we would only be permitted to distribute a dividend if the board of directors and the court, if applicable, determines that there is no reasonable concern that distribution of the dividend will prevent us from being able to meet our existing and foreseeable obligations as they become due. The deed of trust relating to our convertible bonds has restrictions on our making distributions, The convertible bonds are described in Item 12.

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

Subject to the provisions of the Israeli Companies Law and regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and sixty days prior to the date of the meeting, pursuant to amended regulations governing relief to Israeli public companies traded abroad.

Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to the articles of association;

●	appointment or termination of auditors;

●	appointment of external directors (to the extent required);

●	approval of certain related party transactions as required by law;

●	increases or reductions of authorized share capital and the creation of preferred shares.

●	a merger; and

●	resolutions required for the management of the company, if the board of directors is unable to resolve or perform its duties.

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

Voting Requirements

Our Restated Articles provide that all shareholder resolutions require a majority vote of those present and voting at the meeting, provided a quorum is present, unless otherwise required by the Israeli Companies Law or by a specific provision of our Restated Articles.

Shareholders may vote, in person or by proxy, the number of voting shares that they own on the record date for the applicable general meeting.

Our Restated Articles also provide that the removal of any director from office requires a vote of a majority of the votes cast at a general meeting if a quorum is present. Any amendment of the provisions relating to our classified board requires the vote of 60% of the total voting power of the shareholders. A resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, pursuant to the Israeli Companies Law requires the approval of holders of at least 75% of the voting rights represented at the meeting and voting on the resolution provided that a quorum is present.

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

Our Restated Articles permit us to exempt, indemnify and insure our Office Holders to the extent permitted by law and the Restated Articles. The Office Holders are currently covered by a directors and officers’ (D&O) liability insurance policy.

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

Exclusive Jurisdiction of Certain Actions

Our Restated Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Since the Securities Act of 1933 provide for both federal and state court jurisdiction, a state court in the United States may be reluctant to enforce the exclusive jurisdiction provisions to the extent that they are deemed to preclude state court jurisdiction for claims arising under the Securities Act.

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

D. Exchange Controls

Generally, Israeli residents may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld. Non-residents of Israel may freely hold and trade our securities. Neither our Restated Article nor Israeli laws restrict in any way the ownership or voting of ordinary shares by non-residents, except those restrictions that may exist with respect to citizens of countries which are in a state of war with Israel under Israeli legislation, or persons or individuals listed on weapon of mass destruction or terror sanctions lists.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to tax at the following rates: (i) Israeli resident corporations — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals — 20% (iii) Non-Israeli residents (both individuals and corporations) — 20%, or a reduced tax rate as determined under the provisions of any applicable double tax treaty, when relevant. These rates are subject to the receipt of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for a reduced tax rate in advance.

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

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or a lower rate as may be provided in an applicable tax treaty. These rates are subject to the receipt of a valid certificate from the ITA allowing for a reduced tax rate in advance.

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

If not exempt, a non-Israeli resident corporate shareholder will generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2025), or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Substantial Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). However, withholding tax rates may be higher than the above tax rates, and therefore in order to be eligible for the capital gains rates mentioned, the taxpayer will need to perform certain administrative procedures with the ITA and obtain a tax certificate from the ITA. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2025) and a marginal tax rate of up to 47% for an individual (assuming the activity does rise to a level of business) in 2025, excluding Surtax as discussed below), unless contrary provisions in a relevant tax treaty apply.

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

An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “Substantial Shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined under section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2025 plus 3% Surtax, when applicable).

Certain Israeli institutions who are exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, plus 3% or 5% Surtax as discussed below, when applicable. With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%, plus 3% or 5% Surtax as discussed below , when applicable. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

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

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% (without taking into account surtax), which tax will be withheld, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “Substantial Shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States Israel Tax Treaty, the maximum rate of tax that may be withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduced rate under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation to be presented and specific instruction received from the Israeli Tax Authorities to be followed. To the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will be required to comply with certain administrative procedures with the Israeli Tax Authorities in order to receive a refund of the excess tax withheld.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals (Israeli and non-Israeli) who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on their annual income (including, but not limited to, dividends, interest and capital gain) exceeding an annual threshold of NIS 721,560 (as of 2025).

Moreover, subject to the provisions of an applicable tax treaty, as of January 1, 2025, in addition to the surtax described above, an additional surtax at a rate of 2% is imposed on an individual’s (Israeli and non-Israeli) taxable income derived from ‘capital source’ exceeding an annual threshold NIS 721,560 (as of 2025). For this purpose, income derived from ‘capital source’ shall include any income, except for “business income” as defined under section 2(1) of the Ordinance and income from employment.

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

Whether we are treated as a PFIC is determined on an annual basis. Although based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year, and do not expect to become one for U.S. federal income tax purposes in the near future, this is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2025 or for any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for 2025 or future taxable years.

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

Interest Rate Risk

As of December 31, 2024, we had $13.5 million in cash and cash equivalents and $10.8 million in short term bank deposits, which consisted of funds held in interest-bearing checking accounts. Our primary exposure to interest rate sensitivity affects the interest income we receive and is affected by changes in the general level of Bank of Israel and the United States Fed Funds rate, affects bank interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

On June 4, 2024, we issued our convertible bonds (the “bonds “) in the principal amount of NIS 110,000,000 (approximately $30 million). The bonds were issued solely to Israeli investors and were not offered in the United States or to U.S. persons. The bonds bear interest on the principal amount of the bonds at the rate or 6.5% per annum, mature on May 30, 2028, and are convertible into our ordinary shares at a conversion price of NIS 9.53 (approximately $2.60) per share. The bonds are listed for trading on the Tel Aviv Stock Exchange (“TASE”) under the symbol ARBE.C1, and trading commenced on June 6, 2024.

Although the bonds are denominated in NIS, the principal and interest are indexed to the US dollar, such that if on any date that interest or principal is payable, the exchange rate is different from the basic rate, which is 3.7 NIS for $1.00, there will be a proportional increase or decrease in the amount of the interest or principal payment, as applicable.

The bonds were issued pursuant to a deed of trust dated May 30, 2024 by and between us and Mishmeret Trust Company Ltd., as trustee (the “Trustee”) pursuant to a public bid under Israeli law on June 3, 2023 at a price of NIS 1,031 per bonds in the principal amount of NIS 1,000 pursuant to a prospectus filed with the Israel Securities Authority and the TASE. Prior to the public bid, we obtained preliminary commitments from classified investors, who are investors who, under Israeli securities law, do not require the delivery of a prospectus. Certain classified investors who committed to purchase bonds in advance of the public bid, received a commission in the aggregate amount of NIS 1,028,073, which was effected as a reduction of their purchase price. The proceeds from the sale of the bonds, which were approximately NIS 112,400,000 (approximately $30.5 million), were held in escrow subject to release to us upon satisfaction of the following release conditions by December 31, 2025, or earlier upon conversion of the bonds.

●	We win a tender or contract to supply its products as a single supplier of chips of imaging radar (directly or through one of the international Tier 1 manufacturers) to one of ten named major automobile manufactures.

●	The average closing trading price of our ordinary shares on Nasdaq is not less than $3.10 per share during 30 consecutive trading days, and the average combined trading volume on Nasdaq and TASE during such 30 trading days is at least 300,000 shares per day.

●	The closing price of the Company’s ordinary shares on Nasdaq on the date the Company presents to the Trustee the documentation confirming the fulfillment of the abovementioned conditions precedent, is not less than $3.10.

On March 20, 2025, following approval by the holders of a majority of the outstanding bonds, the date by which we must meet the conditions to the release of funds from escrow was changed from March 31, 2025 to December 31, 2025.

At December 31, 2024 and on the date of this annual report, these conditions had not been met. If we do not meet the release conditions by December 31, 2025, we will be required to effect an early redemption of the bonds, which will result in the use of the funds in the escrow account to pay the bonds, and we will be required to pay to the Trustee such additional amounts as are required to pay the interest and any payment due as a result of the differential in the exchange rate.

Notwithstanding the foregoing, in the event that any bonds are converted into ordinary shares, the funds in the escrow account that relate to the converted bonds will be released to us provided that the amount remaining in the escrow account after the payment to us is not less than the principal amount of the outstanding bonds.

The deed of trust requires us to comply with the following two covenants as long as the bonds are outstanding:

●	Our shareholders’ equity shall not fall below $5 million as of the last day of two consecutive quarters.

●	We shall have cash and cash equivalents of not less than $5 million as of the last day of one quarter.

Although the bonds are unsecured obligations, the deed of trust provides that the Trustee will have a security interest, for the benefit of the bondholders, in the escrow funds. We are prohibited, as long as the bonds are outstanding, from creating or agreeing to create in favor of any third party any floating charge of any rank over all of our present and future property and rights to secure any obligation or debt of any kind, unless either the lien is approved by a special resolution of the bonds holders or we create, in favor of the bondholders, concurrently with the grant of the lien to the third party, a charge of equal ranking with the lien to the third party which is pari passu with the lien to the third party. We are also prohibited from incurring financial debt (bonds, bank and non-bank credit) except for unsecured financial debt of up to $500,000. Financial debt does not include current liabilities in the framework of our current operations and our normal course of business, which are included in our working capital in respect of inventories, supplier obligations and trade receivables. The Company also has limited rights to issue other series of bonds as long as the Company is in compliance with the provisions of the deed of trust.

We are prohibited from making any distribution with respect to our ordinary shares; except that this restriction does not apply if the outstanding principal amount of the bonds is less than NIS 10 million, except that, in such event we can only make a distribution if, following the distribution, our equity capital is not less than NIS 24 million (approximately $6.5 million).

The deed of trust has customary default provisions, including the Company’s failure to meet the covenants, the failure of the bonds to be traded on the TASE and the Company’s merger with another entity without prior approval of the bond holders unless the Company or the surviving entity has stated, at least ten business days prior to the date of the merger, that there is no reasonable concern that the Company or the surviving entity, as the case may be, will not be able to meet the Company’s obligations towards the bond holders. If any of the default events occurs, the Trustee is required to convene a meeting of the bond holders for the purpose of approving a resolution to call for the immediate repayment of the bonds, on ten business days’ notice to the Company, except that such notice is not required if there is reasonable concern that the giving of notice will impair the Company’s ability to immediately repay the bonds. The Trustee shall also call such a meeting on receipt of notice from one or more bond holders who hold in the aggregate at least 5% of the principal amount of bonds. The deed of trust also sets for a procedure for the appointment of bond holders to grant the Company an extension of time for complying with the financial covenants of up to 90 days or until the publication of the Company’s financial statements, whichever is earlier

Any payment of principal or interest not made within seven business days from the date such payment is due, for a reason dependent upon the Company, shall bear interest at the current interest rate plus 5% from the date payment is due until the date of payment.

We have the right to prepay the all of bonds if we effects a going private transaction or enter into a binding agreement to enter into such a transaction, in which event the bonds are convertible into ordinary shares at a conversion price of NIS 8.53 (approximately $2.32). The TASE may delist the bonds if the outstanding principal amount of bonds is less than the amount required for listing, which is currently NIS 1.6 million, by public holders. If the TASE delist the bonds, the Company shall be required to redeem the bonds, and the redemption price shall be the highest of the following (i) the market value of the bonds; (ii) the principal amount of the bonds and (iii) the cash flow balance of the outstanding bonds in circulation. The cash flow balance is the principal plus the interest that the bonds carry upon forced early redemption (including penalty interest, if applicable) and the accrued currency rate differential, discounted according to the government bond yield (as defined below) plus interest at a rate of 0.9%, calculated on the basis of a daily calculation (365 days a year). The government bond yield means the average yield (gross) to maturity in the seven business day period that ends two business days before the date of the notice of forced early redemption, of two series of US Dollar -denominated bond series of the State of Israel, whose average life is the closest to the average life of the bonds on the relevant date, i.e. one series whose closest average life is higher than the average life of the bonds on the relevant date, and one series whose closest average life is lower than the average life of the bonds on the relevant date, and whose weighted value will reflect the average life of the bonds on the relevant date.

On December 31, 2024, bonds in aggregate principal amount of NIS 110,000,000 (approximately $30 million) were outstanding. During the period between January 1, 2025, and March 20, 2025, bonds in the principal amount of NIS 78,462,184 were converted and $22.4 million (including interest) was released from the escrow to us, with outstanding bonds in the principal amount of NIS 31,537,816 (approximately $8.6 million) remaining outstanding on March 20, 2025.

B. Warrants and Rights

Description of Warrants

Warrants issued in connection with the merger with ITAC.

Our publicly traded warrants were issued pursuant to the business combination agreement among us, our subsidiary and Industrial Tech Acquisitions, Inc. (“ITAC”), which was a special purpose acquisition company generally known as a SPAC. Each of our publicly traded warrants entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing December 11, 2021. These warrants will expire October 7, 2026, which is five years after the effective time of the Merger, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

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

Warrants and Pre-Funded Warrants issued in November 2024

In November 2024, we issued, in an offering registered pursuant to the Securities Act, 4,293,957 ordinary shares, warrants to purchase up to 8,250,000 ordinary shares at an exercise price of $2.35 per share (the “Tranche A Warrants”), warrants to purchase up to 8,250,000 ordinary shares at an exercise price of $1.82 per share (the “Tranche B Warrants”) and Pre-Funded Warrants to purchase 3,956,043 ordinary shares.

The Tranche A Warrants, Tranche B Warrants and Pre-Funded Warrants are described below. These summaries are subject to and qualified by the form of Tranche A Warrant, Tranche B Warrant and Pre-Funded Warrants which are filed as exhibits to this annual report. There is no trading market for the Tranche A Warrants, Tranche B Warrants or Pre-Funded Warrants.

Tranche A Warrants

Each Tranche A Warrant has an initial exercise price per ordinary share equal to $2.35. The Tranche A Warrants are immediately exercisable and expire on November 4, 2029. The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our ordinary shares and the exercise price. Subject to the rules and regulations of the applicable trading market, we may at any time during the term of the Tranche A Warrant, subject to the prior written consent of the holders, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors.

A holder (together with its affiliates) may not exercise any portion of the Tranche A Warrant to the extent that the holder would own more than 4.99% of the outstanding ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s Tranche A Warrants up to 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Tranche A Warrants. Purchasers of Tranche A Warrants in this had the right to have the initial exercise limitation set at 9.99% of our outstanding ordinary shares.

If, at the time a holder exercises its Tranche A Warrants, a registration statement registering the issuance of the ordinary shares underlying the Tranche A Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the Tranche A warrant.

No fractional ordinary shares will be issued upon the exercise of the Tranche A Warrants. Rather, at our election, the number of ordinary shares to be issued will be rounded up to the next whole share or we will pay a cash adjustment in an amount equal to such fraction multiplied by the exercise price.

Except as otherwise provided in the Tranche A Warrants or by virtue of such holder’s ownership of ordinary shares, the holders of the Tranche A Warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their Tranche A Warrants. However, the Tranche A Warrants provide that the holders of the Tranche A Warrants have the right to participate in distributions or dividends paid on our ordinary shares.

In the event of any fundamental transaction, as described in the Tranche A Warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our ordinary shares, then upon any subsequent exercise of a Tranche A Warrant, the holder will have the right to receive as alternative consideration, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of ordinary shares of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of ordinary shares for which the Tranche A Warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Tranche A Warrants have the right to require us or a successor entity to redeem the Tranche A Warrants for cash in the amount of the Black-Scholes Value (as defined in the Tranche A Warrant) of the unexercised portion of the Tranche A Warrants concurrently with or within 30 days following the consummation of a fundamental transaction; provided, that if we, directly or indirectly, in one or more related transactions consummate a transaction (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another person or group of persons whereby such other person or group acquires 100% of our outstanding ordinary shares or 100% of the voting power of our common equity (a “Going Private Transaction”) then, if the holder has not exercised the Holder Repurchase Option (as that term is defined in the Tranche A Warrant) we have the right, but are not obligated to, repurchase the Tranche A Warrant from the holder for a payment in cash equal to the Black Scholes Value of the remaining unexercised portion of the Tranche A Warrant on the date of the consummation of such Going Private Transaction.

However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the Tranche A Warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Tranche A Warrant that is being offered and paid to the holders of our ordinary shares in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our ordinary shares are given the choice to receive alternative forms of consideration in connection with the fundamental transaction. If the holders of our ordinary shares are not offered or paid any consideration in such fundamental transaction, then such holders will be deemed to have received ordinary shares.

Tranche B Warrants

Each Tranche B Warrant has an initial exercise price per ordinary share equal to $1.82. At the election of the holder, in lieu of receiving ordinary shares upon the exercise of a Tranche B Warrant, the holder can choose to receive Pre-Funded Warrants having the same terms as the Pre-Funded Warrants, in which event the exercise price of the Tranche B Warrant will be reduced by the per-share exercise price of the pre-funded warrant.

The Tranche B Warrants expire on the earliest to occur of (i) the 20th trading day after we have provided notice of the occurrence of a Triggering Event or November 4, 2027. A Triggering Event means the occurrence of the following events:(i) we shall have publicly announced that we have entered into a definitive supply agreement with a named European automotive original equipment manufacturer pursuant to which such manufacturer has agreed to purchase a minimum of 500,000 radar chipsets over the term of such agreement (the “Definitive Agreement Announcement”), (ii) on or prior to the one year anniversary following the Definitive Agreement Announcement (the “Definitive Agreement Announcement Period”), the VWAP (as defined below) for each Trading Day in any period of ten consecutive trading days following the date of the Definitive Agreement Announcement (such period, the “Measurement Period”) is equal to or exceeds $2.25 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the Initial Exercise Date), (iii) the trading volume of our ordinary shares (as reported by Bloomberg L.P. (“Bloomberg”)) on each Trading Day during the Measurement Period is at least 250,000 ordinary shares (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the Initial Exercise Date), and (iv) the ordinary shares issuable upon the exercise the Tranche B Warrants and any ordinary shares issuable upon exercise of any Pre-Funded Warrants issued upon the exercise of Tranche B Warrants (collectively, the “Saleable Shares”) are covered by an effective registration statement and a current prospectus which can be used for the sale or other disposition of the Saleable Shares and we have no reason to believe that such registration statement and prospectus will not continue to be available for the Saleable Shares for the next thirty (30) trading days

The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our ordinary shares and the exercise price. Subject to the rules and regulations of the applicable trading market, we may at any time during the term of the Tranche B Warrant, subject to the prior written consent of the holders, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors.

The Tranche B Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Tranche B Warrant to the extent that the holder would own more than 4.99% of the outstanding ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s Tranche B Warrants up to 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Tranche B Warrants. Purchasers of Tranche B Warrants had the opportunity to elect prior to issuance of the Tranche B Warrants to have the initial exercise limitation set at 9.99% of our outstanding ordinary shares.

If, at the time a holder exercises its Tranche B Warrants, a registration statement registering the issuance of the ordinary shares underlying the Tranche B Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the Tranche B Warrant.

During the Triggering Event Period and the Definitive Agreement Announcement Period, a holder of a Tranche B Warrant, to the extent the Tranche B Warrant remains unexercised in whole or in part, will not be permitted to, directly or indirectly or through an affiliate, enter into or effect any “short sale” of our ordinary shares or other hedging transaction which establishes a net short position with respect to our ordinary shares.

No fractional ordinary shares will be issued upon the exercise of the Tranche B Warrants. Rather, at our election, the number of ordinary shares to be issued will be rounded up to the next whole share or we will pay a cash adjustment in an amount equal to such fraction multiplied by the exercise price.

Except as otherwise provided in the Tranche B Warrants or by virtue of such holder’s ownership of ordinary shares, the holders of the Tranche B Warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their Tranche B Warrants. The Tranche B Warrants provide that the holders of the Tranche B Warrants have the right to participate in distributions or dividends paid on our ordinary shares.

In the event of any fundamental transaction, as described in the Tranche B Warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our ordinary shares, then upon any subsequent exercise of a Tranche B Warrant, the holder will have the right to receive as alternative consideration, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of ordinary shares of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of ordinary shares for which the Tranche B Warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Tranche B Warrants have the right to require us or a successor entity to redeem the Tranche B Warrants for cash in the amount of the Black-Scholes Value (as defined in each Tranche B Warrant) of the unexercised portion of the Tranche B Warrants concurrently with or within 30 days following the consummation of a fundamental transaction; provided, that in a Going Private Transaction, if the holder has not exercised the Holder Repurchase Option (as that term is defined in the Tranche B Warrant) we have the right, but are not obligated to, repurchase the Tranche B Warrant from the holder for a payment in cash equal to the Black Scholes Value of the remaining unexercised portion of the Tranche B Warrant on the date of the consummation of such Going Private Transaction.

However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the Tranche B Warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Tranche B Warrant that is being offered and paid to the holders of our ordinary shares in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our ordinary shares are given the choice to receive alternative forms of consideration in connection with the fundamental transaction. If the holders of our ordinary shares are not offered or paid any consideration in such fundamental transaction, then such holders will be deemed to have received ordinary shares.

Pre-Funded Warrants

Each Pre-Funded Warrant has an initial exercise price per ordinary share equal to $0.0001. The Pre-Funded Warrants are immediately exercisable and will expire when exercised in full. The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our ordinary shares and the exercise price. Subject to the rules and regulations of the applicable trading market, we may at any time during the term of the Pre-Funded Warrant, subject to the prior written consent of the holders, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors.

A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% of the outstanding ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. Purchasers of Pre-Funded Warrants had the opportunity to elect prior to issuance of the Pre-Funded Warrants to have the initial exercise limitation set at 9.99% of our outstanding ordinary shares.

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the Pre-Funded Warrants.

No fractional ordinary shares will be issued upon the exercise of the Pre-Funded Warrants. Rather, at our election, the number of ordinary shares to be issued will be rounded up to the next whole share or we will pay a cash adjustment in an amount equal to such fraction multiplied by the exercise price.

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of ordinary shares, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their Pre-Funded Warrants. The Pre-Funded Warrants provide that the holders of the Pre-Funded Warrants have the right to participate in distributions or dividends paid on our ordinary shares.

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction on a net exercise basis.

C. Other Securities

Not Applicable

D. American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024, Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this annual report, of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that as of December 31, 2024, our internal control over financial reporting was effective. However, the accompanying financial statements for the year ended December 31, 2024, we corrected the net loss per ordinary share for the years ended December 31, 2024 and 2023, which resulted in a reduction in the net loss per ordinary share on a diluted basis, for the year ended December 31, 2023 and for the year ended December 31, 2022 due to an increase in the average shares outstanding for the appliable loss per ordinary share from the numbers shown in our financial statements that we filed as part of our Form 20-F for the year ended December 31, 2023. The adjustment in the number of ordinary shares used in computing diluted loss per share reflected the revaluation of warrants used in determining warrant liability. Since the net loss was not affected, the prior financial statements have been corrected but are not treated as restated. See Note 11 of Notes to Consolidated Financial Statements.

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

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm since 2021. The following are Somekh Chaikin’s fees for 2024 and 2023:

	Year ended December 31,
	2024	2023
Audit fees (1)	$315,500	$170,000
Tax fees (2)	37,600	22,500
Total	353,100	192,500

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2024 and 2023, certain procedures regarding our annual report submitted on Form 20-F, our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market and on the Tel Aviv Stock Exchange (“TASE”). As such, we follow corporate governance standards applicable to us under Israeli Law and requirements imposed by Nasdaq listing rules and the TASE listing rules. Under Nasdaq rules, foreign private issuers, such as us, may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed foreign private issuer is required to provide a general summary of the significant differences either on the company website or in its annual report.

Currently, we do not plan to rely on the home country practice exemption with respect to its corporate governance, other than with respect to the following: (i) the quorum requirements; (ii) the home country exception from the Nasdaq requirement for obtaining shareholder approval for certain issuances of 20% or more of our ordinary shares; (iii) we are not sending annual reports or proxy materials to our shareholders, since Israeli law does not require us to distributes such documents directly to our shareholders, however we do make available those documents through our public website; (iv) we are not requiring shareholder approval with respect to our equity-based compensation plans, as we follow Israeli corporate governance practice which requires to obtain only the approval of the board of directors for the adoption or amendment of our equity-based compensation plans. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitute a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. Israeli law has no requirement for obtaining shareholder approval for the issuance of 20% or more of our ordinary shares, and, accordingly, we are able to issue more than 20% of our ordinary shares without shareholder approval, including issuances which would otherwise require shareholder approval under the Nasdaq regulations. This exception does not apply to increases in our authorized capital stock or the issuance of preferred shares both of which requires shareholder approval under Israeli law.

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

ITEM 16K. CYBERSECURITY

Risk Management

We manage significant and persistent cybersecurity risks due to the need to protect our business, including our intellectual property and intellectual property of others that is licensed for our use, our confidential information and information concerning our personnel and others with whom we conduct business. As other technology companies we occasionally face threats from actors who seek to disrupt our business as well as others who are engaging in malicious activities or for reputation damage. Disclose of certain information as a result of a cybersecurity breach may result in a breach of privacy laws. The substantial level of harm that could occur to us and our suppliers and customers were we to suffer impacts of a material cybersecurity incident; and our use of third-party products, services and components requires us to maintain robust governance and oversight of these risks and to implement mechanisms, technologies and processes designed to help us assess, identify, and eliminate these risks.

While we have not, as of the date of this Form 20-F, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations, we cannot assure you that we will not experience such an incident in the future. While we did suffer a cybersecurity incident in 2023 which did not result in any material adverse impact to our business, we did not experience any disclosure of our proprietary information, and following such incident we took additional steps to protect ourselves from cybersecurity incidents. Any cybersecurity incidents, whether or not successful, could result in our incurring additional costs related to, for example, rebuilding our internal systems, implementing additional threat protection measures, responding to regulatory inquiries or actions, paying damages or making payments to obtain access to our computer systems, or taking other remedial steps with respect to third parties, as well as incurring significant reputational harm. We have seen an increase in cyberattack volume, frequency, and sophistication. We seek to detect and investigate unauthorized attempts and attacks against our network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to our internal processes and tools and changes or updates to our products and services; however, while diligently taking actions to eliminate and reduce cyber risks, we remain potentially vulnerable to known or unknown threats. In some instances, we, our suppliers, our customers, and the users of our products and services can be unaware of a threat or incident or its magnitude and effects. Further, there are increasing regulation requirements regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm.

Governance

We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks.

Our cybersecurity program is designed to be aligned with applicable industry standards, and we have engaged outside sources to assist in this effort. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents. We have ISO 27001:2013 certification, which is an early standard for information security management. Steps taken by us include, among other things: an audit which was conducted by the company’s internal auditor during 2023 through 2024 of the cybersecurity measures and practices of the Company, the engagement with professional service providers (such as a chief information security officer (“CISO”) and security operations center services), security awareness training for employees; mechanisms to detect and monitor unusual network activity; and containment and incident response tools.

We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers. We are in the process of implementing additional technical and organizational security measures to follow our information security program.

Our CISO, who is a third party engaged by us, and our VP infrastructure, lead the strategy and guidelines, and work with senior management and IT engineering, to operate and implement cybersecurity of the Company. The CISO is responsible for handling the risk management by assessment, analysis, reporting, managing the cyber protection following the relevant requirements, the work with the Information Technology team, implementing information security awareness among the employees, and updating the company’s security policies. Our CISO provides annual analysis and updates to the management on our cybersecurity and information security policies and programs, as well as ad hoc updates on information security and cybersecurity matters. The CISO and management provide updates to the Audit Committee on the Company’s cybersecurity policies, risks and mitigation strategies. In addition, and as part of our policy, our CISO is also responsible for informing the Audit Committee of material cybersecurity threats and incidents, based on management’s assessment of risk. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of our board of directors (the “Audit Committee”). Under our cybersecurity governance framework the Audit Committee, in its charter, is empowered to implement and oversee our cybersecurity and information security policies and periodically review their compliance and mitigate potential cybersecurity threats. The Audit Committee is responsible for ensuring that management has in place processes designed to identify and assess cybersecurity risks, and implement processes and programs designed to manage and mitigate and remediate such risks and incidents. Both management and the Audit Committee also report material cybersecurity risks to our full board of directors, based on management’s assessment of risk.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arbe (1)
2.1	Description of Securities(6)
4.1	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(3)
4.2	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(9)
4.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(2)
4.4*	2016 Incentive Share Option Plan of Arbe(2)
4.5*	2021 Share Incentive Plan of Arbe(3)
4.6	Form of Director and Officer Indemnification Agreement for Arbe(2)
4.7	Compensation Policy of Arbe for Officers and Directors(2)
4.8	Third Amended and Restated Investor Rights Agreement(3)
4.9	English translation (unofficial) of the deed of trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company(4)
4.10	English translation (unofficial) of amendment dated March 20,.2025 to deed of trust dated Maty 20, 2024 by and between the Company and Mishmeret Trust Company(7)
4.11	Form of Pre-Funded Warrant(5)
4.12	Form of Tranche A Warrant(5)
4.13	Form of Tranche B Warrant(5)
8.1	List of Subsidiaries of Arbe(7)
11.1	Code of Ethics of Arbe(6)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(7)
13.1	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer(7)
19.1	Insider trading policy(8)
23.1	Consent of Somekh Chaikin Member Firm of KPMG International(7)
97.1	Clawback Policy(10)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Indicates a management contract or compensation plan.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on November 4, 2024 (document 241424335), and incorporated herein by reference.
(2)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-257250, filed by the Company with the SEC, and incorporated herein by reference.
(3)	Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.
(4)	Filed as an exhibit to the Company’s Form 6-K/A, filed by the Company with the SEC on June 18, 2024 and incorporated herein by reference.
(5)	Filed as an exhibit to the Company’s Form 6-K, filed by the Company with the SEC on November 4, 2024 (document 241420936) and incorporated herein by reference.
(6)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 31, 2022, and incorporated herein by reference.
(7)	Filed herewith.
(8)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2022, filed by the Company with the SEC on March 22, 2023, and incorporated herein by reference.
(9)	Filed as an exhibit to the Company’s Form 6-K, filed by the Company with the SEC on October 27, 2021 and incorporated herein by reference.
(10)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2023, filed by the Company with the SEC on March 28, 2024, and incorporated herein by reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 28, 2025	ARBE ROBOTICS LTD

	By:	/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer

ARBE ROBOTICS LTD. AND SUBSIDIARIES

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Arbe Robotics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arbe Robotics Ltd. and its subsidiaries, (hereinafter: “the Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S generally accepted accounting principles.

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

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021

Tel Aviv, Israel

March 28, 2025

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,488	$28,587
Restricted cash	280	163
Short term bank deposits	10,793	15,402
Trade receivable, net	153	1,258
Other assets - funds held in escrow	30,417	-
Prepaid expenses and other receivables	2,500	2,026

Total current assets	57,631	47,436

NON-CURRENT ASSETS:

Operating lease right-of-use assets	1,782	1,740
Property and equipment, net	1,374	1,309

Total non-current assets	3,156	3,049

Total assets	$60,787	$50,485

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$624	$1,149
Operating lease liabilities	551	436
Employees and payroll accruals	3,283	2,916
Convertible bonds	30,614	-
Accrued expenses and other payables	1,334	1,710

Total current liabilities	36,406	6,211

LONG-TERM LIABILITIES:
Operating lease liabilities	1,457	1,306
Warrant liabilities	428	875

Total long-term liabilities	1,885	2,181

8SHAREHOLDERS’ EQUITY:
Ordinary Shares, NIS 0.000216 par value per share; 165,000,000 authorized shares as of December 31, 2024 and 130,000,000 as of December 31, 2023; 85,749,331 and 77,925,095 outstanding shares at December 31, 2024 and 2023, respectively	*)	*)
Additional paid-in capital	275,453	245,733
Accumulated deficit	(252,957)	(203,640)

Total shareholders’ equity	22,496	42,093

Total liabilities and shareholders’ equity	$60,787	$50,485

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	$768	$1,470	$3,517
Costs of revenues	1,553	1,508	1,283

Gross profit (loss)	(785)	(38)	2,234

Operating expenses:
Research and development, net	35,091	34,082	36,731
Sales and marketing	5,430	5,194	4,621
General and administrative	8,347	7,571	8,613

Total operating expenses	48,868	46,847	49,965

Operating loss	(49,653)	(46,885)	(47,731)

Financial income, net	336	3,385	7,237

Net loss	$(49,317)	$(43,500)	$(40,494)

Basic net loss per ordinary share	$(0.61)	$(0.60)	$(0.64)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	80,949,032	72,021,520	63,489,983

Diluted net loss per ordinary share	$(0.61)	$(0.61)	$(0.66)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	80,949,032	72,053,372	63,629,206

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

				Additional		Total
	Ordinary Shares			paid-in	Accumulated	shareholders’
	Number	Amount		capital	deficit	equity
Balance at December 31, 2021	63,016,856	*	)	199,469	(119,646)	79,823

Stock-based compensation	-	-		8,793	-	8,793
Stock-based compensation to service providers	-	-		354	-	354
Exercise of options and vested RSUs	1,144,034	*	)	277	-	277
Net loss	-	-		-	(40,494)	(40,494)

Balance at December 31, 2022	64,160,890	*	)	208,893	(160,140)	48,753

Issuance of ordinary shares, net of issuance costs	11,794,873	*	)	22,496	-	22,496
Stock-based compensation	-	-		13,012	-	13,012
Stock-based compensation to service providers	-	-		629	-	629
Exercise of options and vested RSUs	1,969,332	*	)	703	-	703
Net loss	-	-		-	(43,500)	(43,500)

Balance at December 31, 2023	77,925,095	*	)	245,733	(203,640)	42,093

Issuance of ordinary shares and warrants, net of issuance costs	4,293,957	*	)	13,787	-	13,787
Stock-based compensation	-	-		14,542	-	14,542
Stock-based compensation to service providers	-	-		1,186	-	1,186
Exercise of options and vested RSUs	3,530,279	*	)	205	-	205
Net loss	-	-		-	(49,317)	(49,317)
Balance at December 31, 2024	85,749,331	*	)	$275,453	$(252,957)	$22,496

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net loss	$(49,317)	$(43,500)	$(40,494)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	585	557	481
Stock-based compensation	14,542	13,012	8,793
Stock-based compensation to service providers	1,186	629	354
Revaluation of warrants	(447)	(756)	(8,122)
Revaluation of convertible bonds	(81)	-	-
Issuance costs related to convertible bonds	737	-	-

Change in operating assets and liabilities:
Trade receivable, net	1,105	694	(2,015)
Prepaid expenses and other receivables	(474)	(187)	1,219
Operating lease ROU assets and liabilities, net	224	86	(84)
Trade payables	(553)	(103)	(769)
Employees and payroll accruals	367	55	(234)
Deferred revenue	-	(101)	(375)
Accrued expenses and other payables	(376)	(3,899)	884

Net cash used in operating activities	(32,502)	(33,513)	(40,362)

Cash flows from investing activities:
Change in bank deposits	4,609	(15,002)	(400)
Purchase of property and equipment	(622)	(249)	(918)

Net cash provided by (used in) investing activities	3,987	(15,251)	(1,318)

Cash flows from financing activities:
Repayment of short-term loan	-	-	(5,218)
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	13,787	22,496	-
Issuance costs related to convertible bonds	(459)	-	-
Proceeds from exercise of options	205	703	277

Net cash provided by (used in) financing activities	13,533	23,199	(4,941)

Effect of exchange rate fluctuations on cash and cash equivalent	258	47	(1,189)

Decrease in cash, cash equivalents and restricted cash	(15,240)	(25,612)	(45,432)
Cash, cash equivalents and restricted cash at the beginning of the year	28,750	54,315	100,936

Cash, cash equivalents and restricted cash at the end of the year	$13,768	$28,750	$54,315

Supplemental non-cash disclosure:
Issuance of convertible bonds with proceeds placed in escrow	30,695	-	-
Lease liabilities arising from obtaining right-of-use assets	$660	$1,713	$797
Purchase of property and equipment	$28	$8	$7

Supplemental disclosure of cash flows activities:
Interest paid	$1,928	-	$250

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company, a global leader in perception radar solutions, is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. The Company’s radar technology is a critical sensor for L2+ and higher autonomy. The Company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. The Company’s ordinary shares and Warrants are listed on the Nasdaq Capital Market under the symbols “ARBE” and “ARBEW,” respectively. The convertible bond are listed on the Tel Aviv Stock Exchange (“TASE”).

b.	On October 26, 2017, the Company established a Delaware subsidiary, Arbe Robotics US Inc. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

c.	On February 5, 2024, the Company established a Chinese subsidiary, Shanghai Arbe Technologies Co., Ltd (“Arbe China”). Arbe China was formed to assist mainly in providing customer support in the China region.

d.	On October 7, 2021, the Company consummated the merger (the “Merger”) pursuant to which the Company’s wholly-owned subsidiary, Autobot MergerSub, Inc. (“Merger Sub”) was merged with an into Industrial Tech Acquisitions Inc. (“ITAC”) pursuant to which ITAC became a wholly-owned subsidiary of the Company, and the Company issued ordinary shares and warrants to the holders of ITAC common stock and warrants, respectively. In connection with the Merger, the name of ITAC was changed to Autobot HoldCo, Inc.

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

On December 31, 2024, the Company completed the liquidation of ITAC.

d.	On May 30, 2024, the Company registered its ordinary shares on the Tel Aviv Stock Exchange (“TASE”), and its ordinary shares are now traded on both Nasdaq and the Tel Aviv Stock Exchange. Pursuant to statutory exemption available for dual listed companies under the Israeli securities and companies’ laws, the Company’s reporting requirements are in substance in accordance with the provisions applicable by Nasdaq on foreign private issuers.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL (Cont.)

e.	On June 2, 2024, the Company completed an offering of convertible bonds in the principal amount of NIS 110,000,000 (approximately $30,000). The bonds were issued solely to Israeli investors and were not offered in the United States or to U.S. persons. The bonds bear interest on the principal amount at the rate of 6.5% per annum, mature on May 30, 2028, and are convertible into the Company’s ordinary shares at a conversion price of NIS 9.53 (approximately $2.60) per share. The bonds are listed for trading on the TASE. Refer to Note 9.

f.	On November 4, 2024, the Company completed a public offering of its securities. The gross proceeds from this offering were approximately $15 million, before deducting the underwriters’ discounts and commissions and other offering expenses payable by the Company of approximately $1.2 million. The securities were sold as a unit for $1.82 per unit, with each unit consisting of one ordinary share (or one pre-funded warrant in lieu of one ordinary share), one Tranche A Warrant and one Tranche B Warrant. In the offering, the Company issued an aggregate of 8,250,000 ordinary shares (or pre-funded warrants in lieu thereof) and by Tranche A Warrants to purchase up to 8,250,000 ordinary shares at $2.35 per share and Tranche B Warrants to purchase up to 8,250,000 ordinary shares $1.82 per share. The Tranche A Warrants are immediately exercisable upon issuance and expire on November 4, 2029. The Tranche B Warrants are immediately exercisable upon issuance and will expire on the earlier of (i) the 20th trading day after the Company has given notice of a Triggering Event, as defined in the Tranche B Warrant or (ii) November 4, 2027. Refer to Note 10c.

g.	The Company depends on one supplier for the development and productization of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays and increased costs, which could result in a possible loss of sales which would adversely affect the Company’s business, prospects, results of operations and financial position.

h.	As the Company operates internationally and substantially its revenue is derived from sales outside of Israel, the business is affected by inflation, supply chain issues and economic conditions in countries in which the Company is seeking to conduct business, security and cybersecurity issues, fiscal and monetary policies, tariffs, interest rates and regulations affection the automotive industry, the timing by the automotive and other industries on the introduction of unmanned automobiles and other unmanned devices, safety concerns and well as the effect of regional conflicts and steps taken by governments with respect to parties to such conflicts. As an Israeli company, the Company is also subject to the effect on Israel and the Israeli economy of the present war with Hamas as well as any other regional conflicts, including Hezbollah, Syria and Iran, which may develop and the relationship between Israel and other countries, including the United States, China and the European Union.

i.	The Company has incurred losses from operations since its inception and has negative cash flow from operating activities. During January 2025, the company raised gross proceeds of $55.5 million in an underwritten offering and from the conversation of our convertible bonds and the release of funds from escrow upon such conversion. Refer to Note 14.

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

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions including fair value of warrants, stock-based compensation and the underlying fair value of the Company’s ordinary shares issued prior to the Merger.

The Company bases these estimates on historical and anticipated results, trends and other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

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

The subsidiaries functional currency is the currency of the primary economic environment in which the subsidiaries operate; normally, that is the currency of the environment in which the subsidiaries primarily generate and expend cash. In making the determination of the appropriate functional currency for the subsidiaries, the Company considers cash flow indicators, local market indicators, financing indicators and the subsidiaries’ relationship with both the parent company and other subsidiaries. The Company has determined the functional currency of its subsidiaries to be the U.S. dollar.

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

Most of the Company’s cash and cash equivalents, restricted cash, short-term deposits and funds held in escrow were deposited with Israeli banks and were comprised mainly of cash deposits and short-term deposits.

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

Short-term deposits are bank deposits with an original maturity of more than three months and less than one year from the date of acquisition. The deposits are presented according to their terms of deposit. As of December 31, 2024 and 2023, these bank deposit bearing annual interest rates in the range of 4%-6%.

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

In connection with the October 7, 2021 merger with Industrial Tech Acquisition Corp. (“ITAC”), the Company (i) assumed a derivative warrant liability related to Company’s warrants that were issued to the holders of private placement warrants that had been issued by ITAC in connection with its initial public offering, and (ii) issued equity instrument in connection with warrants that had been issued as part of ITAC’s initial public offering and, pursuant to the Merger, became warrants to purchase the Company’s ordinary shares. The fair value of the Company’s public warrants is measured based on the market price of such warrants and are considered a Level 1 fair value measurement. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants which are considered a Level 3 fair value measurement.

The Company’s private warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. Refer to Note 8.

For convertible bonds measurement under fair value, see 2u below.

h.	Trade receivables, net

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables are periodically assessed for allowance for doubtful accounts, which is the Company’s best estimate of the amount of credit losses with respect to its existing trade receivable. The Company’s accounts receivables accounting policy from January 1, 2023, following the adoption of the new current expected credit losses (“CECL”) standard.

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

The allowance for credit losses for the year ended December 31, 2024, recorded for the first time, was $896 and not material for the years ended December 31, 2023 and 2022.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

i.	Property and equipment:

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in statement of operation. Repair and maintenance costs are expensed as incurred.

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

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” a (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2024, 2023 and 2022, no impairment losses were identified.

k.	Accrued post-employment benefit:

The employees of Arbe Ltd. are included under section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”). Pursuant to Section 14, the Company’s Israeli employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, deposited on their behalf to their chosen insurance funds. By making the payments in accordance with Section 14, the Company is released from any future severance payments in respect of those employees. The obligation to make the monthly deposits is expensed as incurred. The deposits pursuant to Section 14 are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $1,227, $1,166 and $1,240 for the years ended December 31, 2024, 2023 and 2022, respectively.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

The Company’s U.S. subsidiary has a 401(k) defined contribution plan covering one employee in the United States. The expense recorded by the U.S. subsidiary for matching contributions for the years ended December 31, 2024, 2023 and 2022 were immaterial.

l.	Stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation”, which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees, nonemployees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the Company’s statements of operations over the applicable service periods.

The Company measures its stock-based payment awards made to employees, directors, and non-employee service providers based on estimated fair values. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model which requires several assumptions, of which the most significant are the expected share price volatility and the expected option term. The Company recognizes forfeitures of equity-based awards as they occur. For graded vesting awards, the Company recognizes compensation expenses based on the straight-line method over the applicable service period.

m.	Net loss per ordinary share:

The Company computes net loss per share using the two-class method required for participating securities. There were no participating securities in the years ended December 31, 2024, 2023 and 2022.

The Company’s basic net loss per ordinary share is calculated by dividing net loss by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per ordinary share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per ordinary share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive. Refer to Note 11.

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

At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within the contract and determines the performance obligations and assesses whether each promised good or service is distinct. The Company evaluates each performance obligation to determine if it is satisfied at a point in time or over time. Refer to Note 3.

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

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies.” A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2024 and 2023, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

note 2:- Significant Accounting Policies (Cont.)

u.	Convertible bonds:

The Company recognized its convertible bonds as a liability and the cash held in escrow as other assets funds held in escrow, in the balance sheet. As the convertible debt contained embedded features not closely related to the host contract, the Company elected to apply the fair value option to it. The fair value of the convertible bonds is measured under FV level 1 and is based on the quoted price of the bonds on the TASE. The Company elected to measure the bonds initially and subsequently at fair value. Thus, the convertible bonds’ issuance costs expensed as incurred to statement of operations. The fair value of the convertible debt is based on its quoted price.

The Company recorded financial income amounting to $81 for the year ended on December 31, 2024. Refer to Note 9.

v.	Leases:

The Company accounts for leases under Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02).

The Company elected the package of practical expedients permitted under the transition guidance. The Company also elected not to recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognizes the associated lease payments on such leases in the consolidated statements of income on a straight-line basis over the lease term.

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

Payments under the Company’s lease agreements are primarily fixed, however, certain lease agreements contain variable costs such as common area maintenance, real estate taxes, and insurance are not included in the lease liability and are recognized as they are incurred. Refer to Note 6.

w.	Impact of recently issued accounting standard:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2023-07 during the year ended December 31, 2024. Refer to Note 13.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently not yet adopted accounting pronouncements:

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is in the process of assessing the impacts and method with no early adoption of the standard.

ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method with no early adoption of the standard.

NOTE 3:- REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography for the years ended December 31, 2024, 2023 and 2022, based on the billing address of the Company’s customers, consists of the following:

	Year ended December 31,
	2024		2023		2022
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
China (excluding Hong Kong)	$254	33.1%	$639	43.5%	$1,476	42.0%
Hong Kong	-	-	266	18.1%	-	-
Sweden	224	29.2%	247	16.8%	1,276	36.3%
USA	220	28.6%	148	10.1%	135	3.8%
Germany	20	2.6%	81	5.5%	284	8.1%
Israel	50	6.5%	50	3.4%	25	0.7%
Italy	-	-	-	-	124	3.5%
Switzerland	-	-	-	-	197	5.6%
Other	-	-	39	2.6%	-	-
Total revenue	$768	100%	$1,470	100%	$3,517	100%

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and services revenue not yet performed. As of December 31, 2024 and 2023 the aggregate amount of the transaction price allocated to remaining performance obligations was $290 and $977, respectively. The Company expects to recognize 2024 remaining performance obligations as revenue during 2025.

NOTE 4:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2024	2023

Government authorities	$668	$385
Deposits	69	69
Grants receivable	308	310
Prepaid expenses and other	1,455	1,262

	$2,500	$2,026

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 5:- Property and Equipment

	December 31,
	2024	2023
Cost:
Computers and peripheral equipment	$2,838	$2,448
Leasehold improvement	831	582
Office furniture and equipment	144	133
Vehicles	149	149

	3,962	3,312

Accumulated depreciation	2,588	2,003

Property and equipment, net	$1,374	$1,309

Depreciation expense for the years ended December 31, 2024, 2023 and 2022 was $585, $557 and $481, respectively.

Note 6:- LEASES

The Company has six non-cancelable operating lease agreements for office spaces in Israel. The leases have original lease periods expiring until 2027, some of which may include options to extend the leases for up to three additional years. The Company does not assume exercise of renewal options in its determination of the lease term unless the renewals are considered as reasonably certain to be exercised.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2024	2023
Cash payments and expenses related to operating leases	$(557)	$(451)
Operating lease right-of-use assets and liabilities, net	226	2

Maturities of lease liabilities as of December 31, 2024, were as follows:

2025	$563
2026	528
2027	466
2028 and after	905
Total lease payments	2,462
Less imputed interest	454
Total lease liabilities	$2,008

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 6:- LEASES (Cont.)

Supplemental balance sheet information related to operating leases were as follows:

	December 31,	December 31,
	2024	2023
Operating lease right-of-use assets	$1,782	$1,740
Current maturities of operating leases	$551	$436
Long-term operating lease liabilities	$1,457	$1,306
Weighted average remaining lease term (in years)	4.73	5.5
Weighted average discount rate	9.5%	9.4%

Note 7:- COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through December 31, 2024, the Company had obtained grants aggregating to $3,970 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months secured overnight financing rate knows as SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products and in the absence of such sales, no payment is required.

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

As a result of the Merger with ITAC, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants assumed by the Company.

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and the convertible warrants (hereinafter: the “warrants”) and are considered a Level 3 fair value measurement. Black-Scholes option pricing model takes into consideration certain parameters in computation of the fair value of the warrants which the significant parameter is expected volatility. The Company computed a sensitivity analysis of the fair value to changes of the expected volatility. The volatility impact of +/-5% on the warrants’ fair value is approximately $28.

The warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. During 2024, 2023 and 2022, the Company recognized $447, $756 and $8,425, respectively, with respect with those warrants as a finance income.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:- CONVERTIBLE BONDS

On June 2, 2024, the Company issued convertible bonds in the principal amount of NIS 110,000,000 (approximately $30,000). The bonds were issued pursuant to a deed of trust dated May 30, 2024, by and between the Company and Mishmeret Trust Company Ltd., as trustee (the “Trustee”) pursuant to a public bid under Israeli law on June 3, 2024, at a price of NIS 1,031 (approximately $0.28) per bond in the principal amount of NIS 1,000 (approximately $0.27) pursuant to a prospectus filed with the Israel Securities Authority and the TASE. Certain classified investors who committed to purchase bonds in advance of the public bid, received a commission in the aggregate amount of NIS 1,028,073 (approximately $278), which was recorded as a reduction of their purchase price.

The proceeds from the sale of the bonds, which were approximately NIS 112,400,000 (approximately $30,500), are held in escrow and will be released to the Company upon meeting certain conditions by March 31, 2025, or earlier if the bonds are converted at the election of the bonds’ holders.

The bonds will be released to the Company upon satisfaction of the following release conditions by March 31, 2025:

(i)	The Company wins a tender or contract to supply its products as a single supplier of chips of imaging radar (directly or through one of the international Tier 1 manufacturers) to one of ten named major automobile manufactures.

(ii)	The average closing trading price of the Company’s ordinary shares on Nasdaq is not less than $3.10 per share during 30 consecutive trading days, and the average combined trading volume on Nasdaq and TASE during such 30 trading days is at least 300,000 shares per day.

(iii)	The closing price of the Company’s ordinary shares on Nasdaq on the date the Company presents to the Trustee the documentation confirming the fulfillment of the abovementioned conditions precedent, is not less than $3.10.

As of the date hereof, the Company does not meet the release conditions If the conditions are not meet by March 31, 2025, the Company is to use the funds in escrow to prepay the bonds and the Company is obligated to pay any interest or other amounts due in excess of the amount held in escrow.

During January 2025, convertible bonds, in the principal amount of NIS 78,462,184 ($ 22.4 million) were converted and funds were released from escrow. See also Note 14b.

The above release conditions to be satisfied by March 31, 2025, were extended to December 31, 2025 following an approval by the holder of a majority of the outstanding bonds signed on March 20, 2025, See also Note 14c.

Note 10:- Shareholders’ equity

a.	In October 2021, the Company adopted its restated articles, pursuant to which the Company’s authorized capital consisted of 130,000,000 ordinary shares, with a par value of NIS 0.000216 per share.

b.	During June 2023, the Company raised $23,000 with Special Situations Funds, pursuant to which the Company issued a total of 11,794,873 ordinary shares at a purchase price of $1.95 per share. Existing investors, including two affiliates of the Company’s directors, also participated in this offering. The aggregate net proceeds, after issuance costs, received by the Company from the offering were $22,496.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 10:- Shareholders’ equity (Cont.)

c.	During September 2024, the Company increased its authorized capital to 165,000,000 ordinary shares. The increase in authorized capital shares was approved by the Company’s shareholders at the 2024 annual general meeting.

d.	In November 2024, the Company sold, in an underwritten public offering, an aggregate of (i) 4,293,957 ordinary shares, (ii) prefunded warrants to purchase an aggregate of 3,956,043 ordinary shares (which were issued in lieu of ordinary shares), (iii) Tranche A Warrants to purchase up to an aggregate of 8,250,000 ordinary shares, and (iv) Tranche B Warrants to purchase an aggregate of 8,250,000 ordinary shares. Each share or pre-funded warrant, as applicable, was sold together with one Tranche A Warrant to purchase one ordinary share and one Tranche B warrant to purchase one ordinary share. The net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses payable by us of approximately $13.8 million.

The Warrants were classified in permanent equity, as the Warrants are considered indexed to the Company’s own stock and meet the additional requirements for equity classification in accordance with ASC 815-40-25-10.

e.	On January 7, 2025, the Company raised gross proceeds of $33.1 million in an underwritten registered direct public offering. Refer to Note 14.

f.	Share options and RSU’s:

During 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) which provides the Company with the ability to grant its employees, directors and service providers options to purchase Ordinary Shares of the Company, at a purchase price as determined by the Board of Directors at the date of grant. Pursuant to the 2016 Plan, 3,384,454 Ordinary Shares were reserved for issuance. Each option granted under the Plan expires no later than seven years from the date of grant or 60 days after termination of engagement. The vesting period of the share options is generally four years. In 2024, the term of the options granted under the 2016 Plan was extended to ten years from the date of grants. The expense related to the extension is included in stock-based compensation.

In August 2021, the Board of the Company approved and in September 2021 the shareholders approved, the Arbe Robotics Ltd. 2021 Equity Incentive Plan (the “2021 Plan”) which became effective on October 7, 2021. The 2021 Plan covers (a) 4,079,427 ordinary shares plus (b) and without the need to further amend the Plan on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of Shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. As of December 31, 2024, there were 7,804,378 ordinary shares subject to options under the 2021 plan and 136,101 ordinary shares reserved and available for issuance under the 2021 Plan. Following the increase in the size of the reserved and available option pool on December 18, 2024, by an additional 3,698,746 ordinary shares, there were a total of 4,230,715 ordinary shares reserved and available for issuance under the 2021 Plan (including any remaining ordinary shares reserved and available for issuance under the 2016 Plan).

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 10:- Shareholders’ equity (Cont.)

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

Share option and RSU’s plans:

A summary of the stock option activity under the Company’s equity plans during the years ended December 31, 2024, 2023 and 2022 is as follows:

	Outstanding share options	Weighted- average exercise price ($)	Weighted average remaining contractual life (years)	Aggregate intrinsic value ($ in thousands)
Options:

Outstanding as of December 31, 2021	5,461,337	3.102	5.363	16,713,971

Granted	1,630,142	6.833
Forfeited	(468,814)	5.557
Exercised	(570,451)	0.482

Outstanding as of December 31, 2022	6,052,214	4.166	5.570	7,761,705

Granted	430,874	2.728
Forfeited	(351,671)	7.767
Exercised	(1,074,162)	0.654

Outstanding as of December 31, 2023	5,057,255	4.543	5.662	2,352,517

Granted	80,000	1.91
Forfeited	(291,124)	6.08
Exercised	(255,756)	0.81

Outstanding as of December 31, 2024	4,590,375	4.62	5.87	1,364,975

Exercisable as of December 31, 2024	3,716,507	4.43	5.42	1,364,975

Options available for future grants	531,969

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 10:- Shareholders’ equity (Cont.)

A summary of the Company’s RSUs activity during the years ended December 31, 2024, 2023 and 2022 is as follows:

Numbers of RSUs
RSUs:

Outstanding as of December 31, 2021	$1,968,794
Granted	1,619,898
Forfeited	(417,025)
Vested	(573,583)

Outstanding as of December 31, 2022	2,598,084
Granted	2,908,983
Forfeited	(370,067)
Vested	(895,170)

Outstanding as of December 31, 2023	4,241,830
Granted	4,377,834
Forfeited	(432,018)
Vested	(3,274,523)

Outstanding as of December 31, 2024	4,913,123

Fair value factors:

The following table sets forth the parameters used in computation of the options compensation to employees and service providers:

	Year ended December 31
	2024	2023	2022

Expected term, in years	6.11	5.82	4.41-6.11
Expected volatility	51.75%	47%-51.75%	47%-48%
Risk-free interest rate	4.23%	4.15%-4.55%	1.74%-3.96%
Expected dividend yield	0%	0%	0%

Fair value:

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

Note 10:- Shareholders’ equity (Cont.)

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

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

The following table presents stock-based compensation expense to employees included in the Company’s consolidated statements of operations:

	Year ended December 31,
	2024	2023	2022

Research and development	$9,684	$8,721	$5,726
Sales and marketing	2,384	2,229	1,403
General and administrative	2,187	1,786	1,537
Cost of revenues	287	276	127

Total stock-based compensation expense	$14,542	$13,012	$8,793

Share based compensation expenses are not deductible for income tax purposes, and therefore the Company did not recognize any tax benefits related to the stock-based compensation for the years ended December 31, 2024, 2023 and 2022.

The Company adopted ASU 2018-07 and accordingly measured at the grant dates of each of the above grants of stock-based compensation issued to service providers their fair value using Black-Scholes model, which requires inputs such as exercise price, estimated ordinary share price, expected dividend yield, estimated ordinary share price volatility and risk-free interest rate. During 2024, 2023 and 2022, the Company recognized the total fair value of the stock-based compensation of development-related service providers in the amounts of $1,186, $629 and $354, respectively.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS

The following table sets forth the computation of basic and diluted net loss per ordinary share for the periods presented:

	Year ended December 31,
	2024	2023	2022
Basic
Numerator:
Net loss	$(49,317)	$(43,500)	$(40,494)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, basic	80,949,032	72,021,520	63,489,983
Loss per share attributable to ordinary shareholders, basic	$(0.61)	$(0.60)	$(0.64)

Diluted
Numerator:
Adjusted Net loss*	$(49,317)	$(44,696)	$(41,698)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, diluted	80,949,032	72,053,372	63,629,206
Loss per share attributable to ordinary shareholders, diluted*	$(0.61)	$(0.61)	$(0.66)

*	Loss per share attributable to ordinary shareholders, diluted, was adjusted and take into consideration warrants liabilities revaluations as part of the Company’s net loss for 2024, 2023 and 2022 as set forth in the following table.

	Year ended December 31,
	2024	2023	2022

Net loss	(49,317)	(43,500)	(40,494)
Revaluation of warrants	-	(196)	(1,204)

Adjusted Net loss	(49,317)	(44,696)	(41,698)

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2024, 2023 and 2022 because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2024	2023	2022

Convertible bonds	11,542,497	-	-
Warrants	23,796,082	3,112,080	3,112,080
Outstanding share options	9,503,498	9,299,085	8,650,298

Total	44,842,077	12,411,165	11,762,378

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME

a.	General:

Israeli tax rate:

The Corporate tax rate in Israel relevant to the Company is 23% in 2024, 2023 and 2022.

United States:

The Company’s United States subsidiaries are separately taxed under the U.S. tax laws at a corporate rate of 21%.

b.	Loss before income taxes:

The following are the domestic (i.e. Israeli) and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2024	2023	2022

Domestic	$(49,317)	$(43,500)	$(40,494)
Foreign	-	-	-

Total	$(49,317)	$(43,500)	$(40,494)

c.	Taxes on income:

The reconciliation of the income tax benefit that would result from applying the Israeli statutory tax rate to the Company’s reported income tax (benefit) is as follows:

	Year ended December 31,
	2024	2023	2022
Loss before income taxes, as reported in the consolidated statements of operations	$49,317	$43,500	$40,494
Statutory tax rate	23%	23%	23%

Income tax benefit at statutory tax rate	$(11,343)	$(10,005)	$(9,314)
Effect of Non-deductible expenses	3,573	3,063	475
Remeasurement of deferred taxes from currency exchange*	-	-	3,517
Change in valuation allowance	7,770	7,508	5,322
Other	-	(566)	-

Reported income taxes benefit	$-	$-	$-

*	The Israeli Income Tax Regulations (rules regarding ledger management of foreign invested companies and certain partnerships and the determination of their taxable income), 1986 allow Foreign Invested Companies (i.e., foreign holding percentage of more than 25%) to report for tax purposes in US dollars. The Company implemented these regulations on January 1, 2023.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 12:- TAXES ON INCOME (Cont.)

d.	Net operating loss carryforward:

As of December 31, 2024, the Company had a net operating loss carryforward for Israeli tax purposes of approximately $157,627 These net operating loss carryforwards can be carried forward and offset against taxable income indefinitely.

e.	Deferred tax assets and liabilities:

Deferre d tax assets and liabilities are recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for carryforwards.

The principal components of the Company’s deferred tax assets are as follows:

	December 31
	2024	2023
Deferred tax assets:
Net operating loss carry forwards	$36,254	$28,032
Research and development	5,726	6,252
Employees and payroll accrual	352	299
Property and equipment	100	79

Total deferred tax assets	42,432	34,662

Valuation allowance	(42,432)	(34,662)

Deferred tax assets, net of valuation allowance	$-	$-

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences in Israel will not be realized and accordingly, a valuation allowance has been provided.

f.	Tax assessments:

The Israeli entity’s’ income tax assessments are considered final through 2019.

g.	Unrecognized Tax Benefits:

As of December 31, 2024, 2023 and 2022, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to an underpayment of income taxes as a component of income tax expense.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SEGMENT INFORMATION

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer, in deciding how to allocate resources and assessing performance.

The segment structure reflects the financial information and reports used by the Company’s management, specifically its CODM, to make decisions regarding the Company’s business, including resource allocations and performance assessments, as well as the current operating focus in compliance with ASC 280, Segment Reporting.

The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level. As a single reportable segment entity, the Company’s segment performance measure is net loss. The Company adopted ASU 2023-07 in December 2024.

Revenue by geographical region can be found in the revenue recognition disclosures in Note 3.

Major Customers:

During the year ended December 31, 2024, the Company had four customers that accounted for 19.5%, 18.4%, 16.9% and 14.5%, respectively, of revenues.

During the year ended December 31, 2023, the Company had three customers that accounted for 38.9%, 18.1% and 12.7%, respectively, of revenues.

During the year ended December 31, 2022, the Company had three customers that accounted for 33.4%, 19.4% and 18.9%, respectively, of revenues.

No other customer accounted for 10% or more of revenues in 2024, 2023 or 2022. The 10% customers were different customers in each of 2024, 2023 and 2022.

NOTE 14:- SUBSEQUENT EVENTS

a.	On January 7, 2025, the Company raised gross proceeds of $33.1 million in an underwritten registered public offering, for the sale of 10,332,031 ordinary shares at a purchase price of $3.20 per share. The aggregate net proceeds received by us from the offering were $30.9 million, net of underwriting discounts and other offering costs.

b.	During January 2025, convertible bonds in the principal amount of NIS 78,462,184 were converted into 8,233,177 ordinary shares, and $22.4 million (including interest) were released from the escrow to the Company.

c.	On March 20, 2025, following approval by the holders of a majority of the outstanding bonds, the the Company and the trustee entered into an amendment to the deed of trust pursuant to which, among other changes, date by which the Company must meet the conditions to the release of the funds from escrow was extended from March 31, 2025 to December 31, 2025.