Form 20-F
period 2025-12-31
Arbe Robotics Ltd.
filed 2026-03-27
CIK 1861841

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of the issuer’s ordinary shares as of March 1, 2026 was 122,649,743 ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to 240.10D-1(b) ☐

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

Industry and Market Data

In this annual report, we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates, considering publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 5. Operating and Financial Review and Prospects” “Item 4. Information on the Company” and other sections of this annual report.

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

Trademarks, Trade Names and Service Marks

We own or have rights to trademarks, trade names and service marks that we use in connection with our business. In addition, our names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks are listed without the applicable “©,” “SM” and “TM” symbols, however, we and other owners of such marks and names will assert, to the fullest extent under applicable law, our and their rights to these trademarks, trade names and service marks.

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

The statements contained in this annual report regarding the following matters are forward-looking by their nature:

●	Our projection of revenue and other operating results;

●	Our expectation that we will be engaging with Tier 1 automotive suppliers and OEMs which would be building the radars based on our chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability;

●	Our expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations;

●	Our belief that our radar chipset enables Tier 1 manufacturers and OEMs to offer an eyes off driving solution designed to support evolving safety and consumer-rating requirements, including Euro NCAP protocols and U.S. automatic emergency braking requirements.

●	Our belief that automakers will choose to integrate Conditional Driving Automation (L3) a vehicle automation stage where the car handles all monitoring and driving tasks under specific conditions, such as traffic jams or highways, with the driver being present to operate the vehicle under other conditions based on several technologies simultaneously (imaging radar, camera and optionally LiDAR), and that it is likely that this trend of integrating technologies into vehicles will continue in the coming years;

●	Our belief that our 4D imaging radar technology holds significant advantages for a fusion with camera over alternative technologies such as LiDAR laser systems and over current-generation radar technologies that are on the market presently or have been announced for development;

●	Our belief that our ground-breaking technology that contains an advanced processor, consumes relatively low amounts of energy and can scan a vehicle’s environment at an exceptionally high resolution in real-time, and identify objects and distinguish between them with great long-range accuracy and a wide field of view, differentiates us and will enable us to successfully compete and develop and maintain a leadership position in its target markets; Our belief that our imaging radar chipset and processing capabilities differentiate us and support our competitive positioning in target markets;

●	Our belief that defense applications and off-highway autonomy and safety demand sensing and other applications that keeps working when other sensors struggle, such as dust, fog, rain, darkness, vibration, debris, and even intermittent GPS, and that we are bringing high-definition 4D Imaging Radar to deliver low-maintenance, mission-critical awareness with ultra-high resolution, native false-alarm elimination, precise elevation and Doppler accuracy, and robust performance across harsh, radio frequency (RF) dense worksites.

●	Our expectation that our marketing strategy, primarily targeted at Tier 1 manufacturers, will foster cooperation with Tier 1 suppliers to integrate our radar chipsets into their radar systems to be sold to OEMs and that the Tier 1 suppliers that use our radar chipsets will be successful in marketing the systems to automakers;

●	Our belief that our engagement of GlobalFoundries for the manufacturing and supply chain management will provide us with a more secure path in production for quality control and reliability for automotive requirements;

●	Our belief that as automakers seek to develop hands off/eyes off driving, perception and imaging radar will become a critical ingredient and that our radar chipset will meet this need, and that automakers will seek to market such vehicles based on their present schedule;

●	Our belief that certain operational or registration requirements for some autonomous functions will be removed as state regulators gain better experience with the technology; and that new laws that may make it more difficult to introduce driverless vehicles highway and off-road vehicles will not result in a significant delay in the ability of automobile manufacturers level 3, 4 or 5 vehicles/

●	Our expectation that adoption of eyes off and autonomy features will continue to expand over time, including in the absence of binding regulations;

●	Our belief that we will continue to meet the Nasdaq continued listing requirements, including the minimum bid price requirement.

●

Our belief that our existing infrastructure positions us to capitalize on regulatory changes pertaining to required installation of traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing;

●	Our belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2+ and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, is expected to increase the demand for products in our field of activity in the time frame we anticipate; and

●	Our belief that our business will not be materially impaired as a result of the wars with Iran and Lebanon and the other hostilities in the Middle East, including Hamas and Syria, either as a result of attacks on Israel generally or specifically in Tel Aviv/Yaffa where our office is located,, boycotts or security threats, including artificial intelligence-based security threats because we are an Israeli company, key personnel being called to active duty or other disruptions of our business.

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

We incurred a net loss of approximately $46.4 million on revenues of approximately $1 million for the year ended December 31, 2025, a net loss of approximately $49.3 million on revenues of approximately $0.8 million for year ended December 31, 2024, and a net loss of approximately $43.5 million on revenues of approximately $1.5 million for the year ended December 31, 2023. No assurance can be made that we can or will become profitable. Our modest level of revenues through 2025 has been generated from sales of chipsets and prototype radar systems for evaluation and professional services. Our chipset is expected to be in production later this year. Although we are actively marketing our chipset and systems to Tier 1 suppliers and automobile manufacturers and other customers, we have been primarily a research and development company, and we are continuing to incur research and development expenses as we continue to work on the development of our 4D imaging radar technology. We plan the transition to production of our radar chip for sale to customers during 2026, although we can give no assurance that this timetable will be met, and we did not meet our previous target to transition to production and achieving this milestone depends on execution of 3rd parties as well. Until such time as we begin material commercial deliveries of our products, we will likely continue to generate losses. Even if we are able to begin making material commercial deliveries of our products, we can give no assurance that we will be successful in the commercial sale of our products.

We anticipate that our losses may continue to be significant as we:

●	Shift our research and development from production intent to production ready chipset;
●	expand our production capabilities or outsource such production;
●	expand our design, development, installation and servicing capabilities;

●	experience delays by automobile manufacturers which are making final decisions relating to the next generation of automobiles and the introduction of advanced driver assisted systems (ADAS) and autonomous vehicles (AV) as a result of broader economic shifts that we believe are leading to short-term delays in the automobile manufacturers roll-out of advanced driver assistance systems.;
●	produce chips for inventory and incur storage charges;
●	incur costs in providing support and assistance to our initial commercial customers, primarily our Tier 1 suppliers, as they integrate our chipset in their radar product that they market to automotive companies and to our automotive company customers as they introduce our radar in their vehicles.
●	incur sales and marketing activities costs and develop our distribution infrastructure; and.
●	incur general and administration costs as we progress with our product development and continue to incur significant expenses in research and development as well as costs related to our status as a publicly traded corporation.
●	Introduce the radar system to new markets and customers which require investments in sales, marketing, support, operations and development.

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

We have focused primarily on developing our 4D imaging radar technology products since 2017 and did not generate any revenue until 2020. Our relatively limited operating history and modest level of revenue to date make it difficult to evaluate our future prospects and the risks and challenges we may encounter. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a history of sales in commercial quantities or if we operated in a more predictable markets rather than markets that are themselves developing markets that are developing at a slower rate than we had anticipated.

From late 2023 through 2025 we broadened our focus to seek contracts with Tier 1 suppliers and OEMs for orders in commercial quantity in addition to sales of radars for testing purposes and, recently, we broadened our marketing to include off-road and other non-automotive uses for our radar. If this strategy is not successful, and we do not generate orders for commercial quantities of our products, we may incur increased losses and our transition to production will be delayed. In this connection, as both our business and the markets develop, our operations may undergo other changes that result in a material change in our business and the direction of our business. Any such modifications could result in increased losses (as pivoting the business may be costly) and future results may differ materially from those presented herein.

Any change in our business model, including changes by automobile manufactures in introducing ADAS and AV features, may make the results of our operations to date less useful in evaluating our business and prospects and may impact our ability to generate revenue and cash flow from operations.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be impaired. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. Delays by automobile manufacturers which are making final decisions relating to the next generation of automobiles and the introduction of ADAS and AV capabilities as a result of broader economic shifts that we believe are leading to short-term delays in the automobile manufacturers roll-out of ADAS and AV functions will impact our ability to generate revenue and cash flow from operations. The AV market is currently undergoing a strategic shift, characterized by several major automotive manufacturers re-evaluating or postponing the large-scale rollout of Level 3 (L3) systems due to technical complexities, regulatory hurdles, and high development costs. In contrast, to the best of our knowledge, capital allocation and development efforts remain robust in the Level 4 (L4) sector, where major technology firms continue to provide significant backing for independently operated autonomous solutions, particularly for commercial fleets and ride-hailing services. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks and changes successfully, the results of our operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We expect to continue to invest substantially in research and development to develop and commercialize new products, and these investments could significantly increase our losses and may not generate significant revenue for us.

Our future growth depends on maintaining our technological leadership in order to introduce new products that achieve market acceptance and penetrate new markets. Our research and development expenses were approximately $34.8 million in 2025 $35.1 million in 2024 and approximately $34.1 million for 2023. We expect that our research and development expenses are likely to continue to be significant in the future as we seek to expand our research and development effort to meet the anticipated market needs. Because we expense our research and development activities, as we may increase these expenses it will adversely affect the results of our operations. In addition, our research and development program may not produce successful results, and even if it does successfully produce new products, those products may not achieve market acceptance, create additional revenue or become profitable. Since the market for our products is cutting edge technology in an evolving industries, we can only be successful if we can offer differentiated technology at a price acceptable to our customers. Our failure to offer cutting edge differentiated technology can materially impair our ability to operate profitably. Further, since our marketing to the automotive market is primarily directed at Tier 1 suppliers, who incorporate our chipset in the systems that they market to the automobile manufacturers, which include software and hardware components in addition to our chipset, our business will be impacted to the extent that the manufacturers select a Tier-1 supplier that does not use our chipsets.

Agreements with customers may not generate the anticipated revenue as we are subject to the risks of cancellation or postponement of deliveries or unsuccessful implementation.

Prospective customers of our products generally must make significant commitments of resources to test and validate our products and confirm that they can integrate our products with other technologies before including our products in any particular solution, system, product or model. The development cycles of our products with new customers vary widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be over several years. As a result of these lengthy development cycles, we spend significant time and resources to have our products selected by potential customers for a particular use. If we fail to secure such relationships, we may not have an opportunity to supply our products within a sector with such a long lead time for a period of several years. Further, we are subject to the risk that customers that order products, which are subject to the customer’s ability or willingness to integrate the product with its other systems, may cancel or postpone orders for any reason whether in our control or not.

The development cycle of products using our technology as well as the market for our products that are under development can be impacted by various factors which cannot be predicted, including international conflicts, climate and weather conditions, global economic conditions and customer trends.

The development process for our products as well as the timing of our sales and the market for our products can be affected by various factors, many of which are unpredictable. These factors include such conditions as international trade issues such as tariffs, international conflicts, climate and weather conditions, significant natural disasters such as the outbreak of a pandemic, or other catastrophic events. In recent months the following conditions have affected or may affect various aspects of our business:

●	The effect of the war with Iran and Hezbollah, including the missiles and drones fired at Israel generally and Tel Aviv-Jaffa, where our offices are located, in particular, along with continued hostilities with Hamas and any further intensification of hostilities with others, and the effect of the call-up of a significant portion of Israel’s working population, including some of our employees, and the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies as discussed below under the Risk Factor “Risks Related to our Incorporation and Location in Israel – Conditions in Israel” could materially and adversely affect our business.”

●	Extreme global weather conditions that may adversely affect manufacturing facilities, packaging and other production and supply activities of our suppliers and/or customers, and cause material delays in our supply chain or to our forecasted orders.

●	The effects of any other military conflicts and cybersecurity actions;

●	The effects of any tariffs and counter-tariffs which may be imposed or threatened; and

●	Any other conditions which may affect the industry generally and the ability of companies in their evaluation and purchase of our products or our ability and the ability of our customers and potential customers to evaluate our product, order our product, receive the product or pay for it as well as our ability to deliver it to the customers.

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

We are continuing to spend significantly more in research and development than we are generating in revenue, since most of our revenue is for small volume non-automotive orders, samples and for testing. Although our working capital on December 31, 2025 was approximately $38.9 million and we raised gross proceeds of $18.5 million in an underwritten registered direct public offering on January 26, 2026, we may nonetheless require additional capital in order to fund our growth strategy and to respond to various factors including, but not limited to. technological advancements, competitive dynamics or technologies, customer demands, broader economic shifts that are leading to delays in our customer’s roll-out of systems which would use radar systems that use our chipset and the economic cause related to the extension in decision-making timelines, business opportunities, products from competitors, challenges, acquisitions or unforeseen circumstances, and we anticipate that, if we require financing we will seek to obtain any such funding through equity, debt or convertible debt financing arrangements, although there can be no assurance that such financing will be available on acceptable terms or at all. Our low stock price may affect our ability to raise funds in the equity or convertible debt market.

We may not be able to timely secure debt or equity financing on favorable terms, or at all. Our ability to incur additional debt may be affected by covenants in the deed of trust relating to our outstanding convertible bonds. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our shareholders could experience significant dilution. In addition, any debt financing we may obtain in the future, whether in the form of a credit facility or convertible debt, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions, the restrictions on incurring debt under the deed of trust relating to our convertible bonds and other factors beyond our control, we cannot predict or estimate the amount, terms, timing, nature or success of our future capital raising efforts.

If market adoption of our products does not develop, or develops more slowly than we expect, our business will be adversely affected.

While our products can be applied for uses in different markets, many of our products are still relatively new in the market, and it is possible that other solutions, products and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership as compared to our existing or future product lines. Even if our products are used, we cannot guarantee that our products will be designed into or included in subsequent generations of such commercialized technology. In addition, we expect that widescale use of our products may lag behind these initial applications significantly. The speed of market growth for our products is difficult if not impossible to predict. In addition, to the extent that a market for our products develops successfully, we expect that there will be increasing competition from alternative providers and other modalities. If we are not successful in commercializing our products in a timely manner, or not as successful as we expect, or if other modalities gain acceptance by our potential customers, regulators and safety organizations or other market participants, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to accurately estimate the supply and demand of our products, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We expect that we will be required to provide forecasts of our demand to our potential customers several months prior to the scheduled delivery date. Currently, because it is a developing market, there is little historical basis for making judgments on the demand for our products or our ability to develop, produce, and deliver products, or our profitability in the future. If we overestimate our requirements, we or our potential suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, we or our potential suppliers may have inadequate inventory, which could interrupt the manufacturing of our products and result in delays in shipments, which is likely to affect revenue and customer relations. In addition, lead times for materials and components that our potential suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. In negotiating contracts, we will need to satisfy our customers that we will be able to deliver quality products on the required timetable. Since we rely upon GlobalFoundries as our manufacturer, any inability of GlobalFoundries to meet our requirement, could have a material adverse effect on our ability to meet our customers’ requirements which would impair our ability to operate profitable. If we fail to order sufficient quantities of product components in a timely manner, the delivery of products to our potential customer base could be delayed and customers may take negative actions, which would harm our business, financial condition and operating results.

We target many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If we are unable to sell our products to these customers, our prospects and results of operations will be adversely affected.

Many of our customers and potential customers are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal or external solutions that are competitive with our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a design win or may not be able to commercialize a product on profitable terms or we may obtain a commitment from a Tier-1 system supplier and that supplier may not be successful in marketing to the its customer(s).

Since our products are a key aspect of the safety of vehicles that use our products and must comply with international standards, our products will be held to a stringent safety test before they are included in a final product. If we fail these tests or certifications or if our products are not selected by companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business and we may not be able to operate profitably.

Our principal customers include Tier-1 and radar system suppliers with a view to including our chipset as part of a radar system that they market to the automobile industry, and which compete with other Tier 1 and radar system suppliers in marketing to the automotive industry.

Many of our customers and potential customers are either large, multinational Tier-1 and radar system companies which market radar systems that potentially may include our chipset in the systems they market to the markets like the automotive industry, including OEMs, or large multinational companies. Thus, we are dependent upon the ability of our Tier 1 and radar system suppliers to execute and complete the development of their product as well as market their systems to the automotive industry. To the extent our product is part of a radar system that is offered by such Tier-1 and radar system supplier, we depend on the ability of the Tier-1 and radar system supplier to successfully market and sell its product (which includes our product) to the OEM’s or other companies, many times as a result of a bid process conducted by the OEM or other company. Accordingly, even after investing significant resources to develop a product, we largely rely on our Tier-1 and radar system customers’ efforts to secure a design win in order for us to be able to commercialize our product on profitable terms. Because our products are a component on a complete radar product offered by our Tier-1 and radar system customer to the OEM or other companies, if the radar products are not selected by these companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business. We also market directly to automobile manufacturers and other OEMs and seek to include our radar system in their products. To the extent that we are not successful in marketing to the these industries our business will be materially impaired.

We continue to work with other companies, including our sole supplier and our Tier 1, radar system companies and other customers to develop our business, and these initiatives may prove more costly than we currently anticipate, and we may not succeed in generating sufficient revenue to operate profitability.

We continue to make investments and implement initiatives designed to grow our business, including:

●	investing in research and development;

●	collaborating with Tier 1 and radar system suppliers to develop a radar product based on our chipsets, with the goal of enabling them to market their products to the automotive and other industries;

●	expanding our sales and marketing efforts to attract new customers in new industries;

●	investing in new applications and markets for our products;

●	Investing in creation of a full system solution for automotive and other markets including the manufacturing of direct sell of such product

●	further enhancing our manufacturing processes and relationships; and

●	incurring in legal, accounting, and other administrative functions necessary to support our operations as a public company.

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

In addition, our revenue may be adversely affected for a number of reasons, including the development and/or market acceptance and timing of market introduction of new technology that competes with our products, changes by other market participants with respect to their acceptance or implementation of our technology, failure of our customers to commercialize systems that include our products, our inability to effectively manage our inventory or manufacture products at scale, our failure to enter new markets or to attract new customers or expand orders from existing customers or due to increasing competition. Furthermore, it is difficult to predict the size and growth rate of our target markets, customer demand for our products, commercialization timelines, developments in autonomous sensing and related technology, the entry of competitive products, or the success of existing competitive products and services. Accordingly, we do not expect to achieve profitability over the near term. If our revenue does not grow over the long term, our ability to achieve and maintain profitability may be adversely affected, and the value of our business may significantly decrease.

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

If we are unable to develop products or system configurations that meet customer requirements, including pricing and delivery, on a timely basis or that remain competitive with other technological alternatives, our products could lose market share, our revenue will decline, we may experience operating losses, and our business and prospects will be adversely affected.

Certain of our development and supply arrangements could be terminated or may not materialize into long-term contracts.

We have arrangements with Tier 1 suppliers and other companies for the development of products that incorporate our products. Some of these arrangements will require renegotiation at later stages of development or replacement by production or other agreements that have yet to be implemented, each of which could be terminated or may not materialize into next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

We will be subject to risks associated with our agreements with Tier 1s and other companies.

If we are successful in entering into definitive agreements with potential customers, including Tier 1s, these arrangements will subject us to risks, including risks associated with non-performance by the third party and sharing proprietary information, any of which may materially and adversely affect our business and prospects. Because of our limited ability to monitor or control the actions of these third parties, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business (related or unrelated to Arbe), we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party. In addition, a third party may have different priorities than we have with the effect that the supplier may not give our products the priority that we consider important, which could impair our ability to generate revenue.

We may experience difficulties in managing our growth and expanding our operations.

We expect to experience significant growth in the scope and nature of our operations. Our ability to manage our operations and future growth will require us to continue to improve our execution, operational, financial and management controls, compliance programs and reporting systems. We have an ongoing process of reviewing and strengthening our compliance programs, including those related to export controls, privacy, cybersecurity, anti-corruption and financial controls. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

Continued pricing pressures may result in lower than anticipated margins or losses, which may adversely affect our business.

Cost-cutting initiatives adopted by our customers and their customers and other customers as well as the effects of competition may result in increased downward pressure on pricing. We expect that as our industry develops and competition grows, our agreements with existing customers may require step-downs in pricing over the term of the agreements or, if commercialized, over the periods of production, and we may not be able to negotiate price reductions from our suppliers. In addition, our existing or future customers may reserve the right to terminate their engagement with us for convenience including but not limited to supply contracts, which enhances their ability to obtain price reductions. Certain large customers may possess significant leverage over their suppliers, including us, because the market is highly competitive. Accordingly, we expect to be subject to substantial continuing pressure from our existing and prospective customers to reduce the price of our products. It is possible that pricing pressures beyond our expectations could intensify as customers pursue restructuring, consolidation and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. Further, to the extent that the specifications of our chips result in prices which are not competitive, our sales and gross margin may be impaired, and we may not be able to operate profitably.

Adverse conditions within our industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by and significantly dependent on business cycles and other factors affecting the industries in which we operate and the global economy generally. Production and sales within our industries are cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, the timing as to the introduction of new capabilities that require our technology, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility. In addition, production and sales can be affected by our customers’ ability to continue operating in response to challenging economic conditions, regulatory requirements and other factors. The volume of automotive production in North America, Europe, Asia and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect any such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our customers and could have a material adverse effect on our business, results of operations and financial condition.

Use of our products for markets other than the automotive market may not develop or may develop much more slowly than we anticipate, which would adversely affect our business and prospects.

We are investing in and pursuing market opportunities in various sectors and industries in addition to the automobile industry, such as autonomous delivery vehicles or robotaxies, delivery robots, autonomous trucks, offroad vehicles, defense, agriculture, infrastructure, traffic systems, perimeter security and others. We believe that these potential new markets present growth opportunity and therefore implement a business development plan aimed at these new markets as they emerge. We are currently approaching these markets through our existing tier 1s, including Sensrad, as well as directly with a radar product. Addressing these market needs can be time-consuming and costly. The market for our existing products and technology outside of our core customer base is relatively new, rapidly developing and unproven in many markets or industries. Many of the participants in the markets for our technology are still in the testing and development stages and we may not succeed in commercializing some or any of their solutions. We cannot be certain that our products will be sold into these markets, or any market, at scale. Adoption of our products outside of the automotive industry will depend on numerous factors, including: whether the technological capabilities of similar products meet users’ current or anticipated needs, whether the benefits of designing products such as our products into larger systems outweigh the costs, complexity and time needed to deploy such technology or replace or modify existing systems that may have used other modalities, whether users in other applications can move beyond the testing and development phases and proceed to commercializing systems supported by our technology and whether developers of products such as our products can keep pace with rapid technological change in certain developing markets and the global response to supply chain delays. Also, customers in these markets may decide not to use our technology or use competing solutions. If technology developed by us does not achieve commercial success outside of the automotive industry, or if the market develops at a pace slower than we expect, our business, results of operation and financial condition may be materially and adversely affected.

We may initially be dependent on the non-automotive market solely, which will result in lower revenues than expected

To the extent that market our chipsets for non-automotive uses, including autonomous delivery vehicles or robotaxies, delivery robots, autonomous trucks, offroad vehicles, defense, agriculture, infrastructure, traffic systems, perimeter security and others, before the automotive markers introduce in commercial quantities their proposed ADAS vehicles, we will need to rely on the non-automotive market, with no assurance that we were generate profits from these markets.

The software used with our chipsets uses artificial intelligence to enhance the product performance and to add capabilities including but not limited to identify, track and classify objects, map free space and other capabilities and the software to which our products interface, whether developed or obtained by the direct customer or indirect is also likely to use artificial intelligence, all of which are subject to the risks related to artificial intelligence.

Artificial intelligence technologies, including generative artificial intelligence, are complex and rapidly evolving, and we face competition from other companies as well as an evolving regulatory landscape. Several jurisdictions around the globe, including Europe and the United States, have already proposed or enacted laws governing artificial intelligence and we may need to commit significant resources to maintain business practices that comply with the evolving regulatory landscape. Our competitors or other third parties may incorporate artificial intelligence into their products more quickly and successfully than we or our customers which could impair our ability to compete effectively and could adversely affect our results of operations.

Artificial intelligence is intended to improve the efficiency of software in the context with which it is designed. Our products, chipsets and software are designed to sense the surrounding environment, but it is the related software developed or incorporated by the Tier 1 or the automobile or other manufacturer that actuate based on the information generated by our products, chipsets and\or software. Thus, while our radar may identify the environment, it is the software that tells the vehicle how to respond to the information provided by us. To the extent that either our hardware or software or the software with which our software interfaces does not function as intended, which could result in accidents or misfunction, we may be subject to claims or liability and our reputation may be impaired which could have a material adverse effect on our business and our reputation.

Further, the products may be subject to security breaches, which could result in damages if our products, or the software or hardware that is incorporated in the automobile or other solution is subject to security breaches. Since radar systems are software-based, with the ability to modify or update software remotely, there is a risk of security breaches that may affect the safety or functionality of a product.

We have a legal and contractual obligation to protect the confidentiality and appropriate use of customer data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities and could result in a violation of privacy and cybersecurity laws. The security of our products is important in our customers’ decisions to purchase or use our products or services in their products. Security threats are a significant challenge to companies like us whose business is providing technology products and services to others.

The functionality of systems using our chipset may be affected by open source software which may increase the risk of security vulnerability.

It is possible that software that interfaces with our products may use open source software, which may subject the solution that incorporates our product to the risk of open source software, including open source artificial intelligence. There may be vulnerabilities in open source software and third-party software that may make products that use our products likely to be harmed by cyberattacks. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, such security vulnerability may adversely impact our product vulnerability and we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally may not be identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

We may be subject to the effects of inflationary pressures, and currency exchange rates which may impair our gross margins and our ability to operate profitably.

Although we do not believe that our business was materially adversely affected by inflation prior to 2025, we have been experiencing cost increases, including increased labor costs, as a result of the inflationary pressures, currency exchange rate changes, combined with supply line delays. The effects of the war in Iran, and Iran’s response to the attacks by the United States and Israel exacerbated the already existing inflationary pressures and supply line delays and shortages, may impair our margin and our ability to operate profitable. To the extent that inflation, currency exchange rate changes along with supply line delays and semiconductor shortages, we may incur increased costs in our components as well as from our contract manufacturers, and we may not be able to pass on any costs we may incur to our customers. Further, our costs may be affected by any tariffs and counter-tariffs which are imposed or threatened. To the extent that we are unable to pass on costs, our gross margin may be significantly eroded which may result in increased losses and may impair our ability to operate profitably. We cannot assure you that these factors will not significantly impair our ability to generate a profit from our operations. Further, to the extent that inflationary pressures and other factors affect the market or anticipated market for advanced ADAS vehicles, the market for our radar may be affected.

Our business may be impacted by international trade issues including tariffs and counter-tariffs and restrictions on the export of advanced chips which may impact the cost and availability of components equipment.

The president of the United States, Donald J. Trump, has stressed the importance of tariffs. We cannot predict the extent of any tariffs that may affect our business, our manufacturer, our Tier 1 suppliers, our customers in general, and the overall markets we operate in. To the extent that tariffs are threatened, even if not imposed, imposition or threat of tariffs may impact the industry and may result in a delay in the development of products and solutions that are based on our products. Any tariffs, including those that may also result in counter-tariffs, could result in a significant increase in the cost of parts subject to the tariffs as well as significant supply chain delays which would increase costs and time. In addition, the United States has imposed export restrictions on advanced chips and systems, including artificial intelligence chips, which may affect both the ability of our supplier, GlobalFoundries Singapore Pte. Ltd. (“GlobalFoundries”) to obtain chips and the price of chips. Any factors which could result in higher prices could result in a reduction in orders to our product and a delay in the introduction of new features which require our technology, all of which could have a material adverse impact on our business and prospects.

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

There are significant risks associated with any acquisition program, including, but not limited to, the following:

●	We may incur significant expenses and devote significant management time to a potential acquisition, and we may be unable to consummate the acquisition on acceptable terms.

●	If we identify an acquisition, we may face competition from other companies in the industry or from financial buyers seeking to make the acquisition.

●	The integration of any acquisition with our existing business may be difficult and, if we are not able to integrate the business successfully, it may not only be unable to operate the business profitably, but management may be unable to devote the necessary time to the development of our existing business;

●	The key employees who operated the acquired business successfully prior to the acquisition may not be happy working for us and may resign, thus leaving the business without the necessary continuity of management.

●	Even if the business is successful, our senior executive officers may need to devote significant time to the acquired business, which may distract them from their other management activities.

●	If the business does not operate as we expect, we may incur an impairment charge based on the value of the assets acquired.

●	We may have difficulty maintaining the necessary quality control over the acquired business and our products and services.

●	To the extent that an acquired company operates at a loss prior to our acquisition, we may not be able to develop profitable operations following the acquisition.

●	Problems and claims relating to the acquired business that were not disclosed at the time of the acquisition or we anticipated that we will be able to overcome, may result in increased costs and may impair our ability to operate the acquired company.

●	The acquired company may have liabilities or obligations that were not disclosed to us, or the acquired assets, including intellectual property assets, may not have the value we anticipated.

●	Any indemnification obligations of the seller under the purchase agreement may be inadequate to compensate us for any loss, damage or expense that we may sustain, including undisclosed claims or liabilities.

●	To the extent that the acquired company is dependent upon our management to maintain relationships with existing customers, we may have difficulty in retaining the business of these customers if there is a change in management.

●	Government agencies may seek damages after we makes the acquisition for conduct that occurred prior to the acquisition and we may not have adequate recourse against the seller.

●	We may require significant capital both to acquire and to operate the business, and the capital requirements of the business may be greater than we anticipated, and our failure to obtain capital on reasonable terms may impair the value of the acquisition and may impair our continuing operations.

●	The acquired company may be impacted by unanticipated events, such as a pandemic such as the COVID-19 pandemic, the effect of climate changes, terrorist or other disruptive activities in Israel, social unrest or other factors over which we may have no control.

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

Our products are being designed to be, among other things, compatible with autonomous control. Autonomous driving technologies, whether used in automobiles or for non-automotive uses, are subject to risks and there have been and can be accidents and fatalities associated with such technologies as well as breakdowns of the systems as well as protesters who seek to make self-driving vehicles cease to function. The safety of such technologies depends in part on user interaction and users, as well as other variables such as drivers on the roadways, may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our products that are used with autonomous controls occur, we could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects. Further, since autonomous driving is a new technology, risks may arise which are not presently either contemplated or predictable and which may have a material adverse effect upon our business as well as the industry in general.

Our products are technologically complex and require high standards to manufacture. We have experienced in the past and will likely also experience in the future defects, errors or bugs at various stages of development and manufacturing. We may be unable to timely release new products, manufacture existing products and correct problems that arise or correct such problems to our customers’ satisfaction. Additionally, undetected errors and defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating our products, or those in the surrounding area, our customers never being able to commercialize technology incorporating our products, litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive markets in which we operate. Some errors or defects in our products may only be discovered after they have been tested, commercialized and deployed by customers. In certain instances, we may provide our customers with a time-limited warranty for our products. If such errors or defects occur within the respective warranty period, we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or by third parties. Our reputation or brand may be damaged as a result of these problems and customers may be reluctant to buy our products, which could adversely affect our ability to retain existing customers and attract new customers and could adversely affect our financial results.

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

Autonomous driving technology is subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements which could require us and our customers that develop and market products based on our chipset to redesign, modify or update our or their products or stop using our products. Further, accidents, particularly accidents that involve a large number of deaths, even if our products are not involved, may result in industry-wide reevaluation of the technologies used, with the effect that there is a slowdown as automobile manufacturers cease making purchase during the reevaluation process, which may result in suppliers other than us becoming a preferred supplier.

The automotive industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from a public reaction to accidents caused by or involving automobiles, drones or other autonomous vehicles. The potential market for our products is international, and each country or region may impose different and potentially conflicting regulations. These regulations may relate the technical requirement and standards for end products or the components and may impose liability on the manufacturer or the seller of the product, which liability may be strict liability, for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations that impose standards or impose liability are likely to increase our development, support and manufacturing costs as well as the cost of compliance and product liability insurance.

To the extent that the United States adopts regulations that encourage gas driven automobiles and discourage electric vehicles, the market for automobiles with enhanced and AV features may be adversely affected since ADAS and AV are adopted faster by electric vehicles. Any such action may both reduce the market for enhanced ADAS and autonomous vehicles and delay the introduction of enhanced ADAS and autonomous vehicles, which could adversely affect our business.

We operate in a highly competitive markets against a number of both established competitors and new market entrants, and some market participants have substantially greater resources than we have.

The markets for sensing technology applicable to autonomous solutions across numerous industries are highly competitive. Our future success will depend on our ability to develop and protect from infringement in a timely manner and to stay ahead of existing and new competitors and to demonstrate to the market that our technology is cutting-edge. A large number of companies offer radar-based and LiDAR-based technologies in competition with us. Some of these companies are better capitalized and better known than we. Our competitors compete with us directly by offering products that claim to provide similar or better offerings and indirectly by attempting to solve some of the same challenges with different technology. We face competition both in marketing to our customers and their customers from other market participants, some of which have significantly greater resources than we have, and, if our customers select our product for the radar solution they are offering to their customers, they will compete with radar solutions offered by other suppliers. Our competitors may commercialize new technology which may achieve market adoption or stronger brand recognition as compared to our products. Even in emerging markets, we face substantial competition from numerous competitors seeking to prove the value of their technology. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause it to lose market share, any of which will adversely affect our business, results of operations and financial condition.

Fluctuation of the results of our earnings on a quarterly and annual basis, could cause the share price of our ordinary shares to fluctuate or decline.

The results of our operations to date have primarily reflected our research and development expenses with limited revenue. From 2020 through 2025, we had modest revenue from sales of our products and services, primarily to customers making purchases for their own evaluation projects. In the future, sales in any given quarter can fluctuate based on the timing and success of our customers’ development projects and marketing programs. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

●	The timing and magnitude of orders and shipments of our products in any quarter;

●	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

●	The effect of international trade issues, including tariffs and related supply line problems affecting us and our suppliers or customers and the automobile industry generally;

●	The effect of inflation;

●	The timing of the completion of our application engineering services;

●	Our ability to retain our existing customers and attract new customers;

●	Our ability to develop, introduce, manufacture, and ship products in a timely manner that meet customer requirements;

●	Disruption in our sales channels or termination of our relationships with important channel partners;

●	Delays in customers; purchasing cycles or deferments of customers; purchases in anticipation of new products or updates from us or our competitors;

●	Fluctuations in demand pressures for our products;

●	The mix of products sold and the gross margin of products sold in any quarter;

●	The duration of, and responses of governments and industry to any worldwide or regional health crisis;

●	Events and conditions affecting Israel-based businesses;

●	The timing and rate of broader market adoption of autonomous systems, both generally and those utilizing our smart vision solutions across automotive and other market sectors;

●	Market acceptance of our core products and further technological advancements by us, our competitors, and other market participants;

●	The ability of our customers to commercialize systems that incorporate our products;

●	Any change in the competitive dynamics of our markets, including the consolidation of competitors, regulatory developments, and new market entrants;

●	Our ability to effectively manage our inventory;

●	Changes in the source, cost, availability and regulations pertaining to the materials we use;

●	Changes in price we pay for the manufacturing, packaging, testing delivering or any other activity required to provide our products to customers.

●	Adverse litigation, judgments, settlements, or other litigation-related costs, or claims that may give rise to such costs;

●	Adverse publicity, litigation, and governmental investigations affecting autonomous vehicles, regardless of whether our products are involved;

●	The war with Iran and Hezbollah along with the continuing conflict with Hamas and any other conflicts which may involve Israel and the effects of and the consequences of any settlement of any of these conflicts; and

●	General economic, industry, and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

●	New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. In particular, the newly enacted Pillar Two legislation in Israel may affect our tax liability and could increase the corporate income tax imposed on us.

●	Actual or perceived political instability in Israel or any negative changes in the political environment may, individually or in aggregate, adversely affect the Israeli economy and, in turn, may result in major changes in Israeli tax laws, regulations and tax policies.

●	Changes in accounting and tax standards or practices;

●	Eligibility for beneficial treatment under Israeli tax laws;

●	Changes in the composition of operating income by tax jurisdiction;

●	Our operating results before taxes; and

●	Our ability to use our accumulated tax losses to offset future income.

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

In December 2025, the Israeli Parliament enacted legislation implementing Pillar Two’s minimum tax provisions, which became effective on January 1, 2026. This legislation may affect our tax liability and could increase the corporate income tax imposed on us. See the section titled “Material Israeli Tax Considerations” for additional information.

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

We are highly dependent on the services of our senior executive officers, two of whom are founders.

We are highly dependent on our co-founders, Kobi Marenko and Noam Arkind, who have acted as our Chief Executive Officer and Chief Technology Officer, respectively, since inception, and on Ram Machness, who is our Chief Business Officer and will become Chief Executive Officer on April 1, 2026, at which time Mr. Marenko will become President. Messsrs. Marenko, Arkind and Machness are deeply involved in all aspects of our business, including product development. The loss of any of them may affect our business because it could be more difficult for us to, among other things, compete with other market participants, manage our research and development activities, and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, Mr. Marenko, Mr. Arkind or Mr. Machness may adversely affect our brand, relationship with customers, or standing in the industry.

Our business depends on our ability to attract and retain highly skilled personnel and senior management. Failure to effectively retain, attract and motivate key employees could impair our ability to operate profitably.

Competition for highly skilled personnel is often intense, especially in Israel, where our principal office is located, and we may incur significant costs to attract them particularly because we are an Israeli company and our operations are located in Tel Aviv/Jaffa, Israel. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. The highly competitive environment for highly skilled personnel can result in higher compensation packages for employees. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. Our stock price may affect their decision as to whether to accept an offer of employment from us. Our success will depend in part on the attraction, retention, and motivation of executive personnel critical to our business and operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise, or know-how, and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected. Further, Israel’s calling up employed or employable personnel for military service may affect our ability to hire qualified personnel. We cannot give assurance that we will be able to hire all the required personnel when we require them.

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

The components that go into the manufacture of our solutions are sourced from third-party suppliers. Some of the key components used to manufacture our products come from limited or single-source suppliers. We have a manufacturing agreement with GlobalFoundries for the manufacture of our semiconductor products, as well as other services, including pre-production, quality assurance, assembly, testing and supply-chain management. We are therefore dependent on GlobalFoundries and subject to the risk of shortages and long lead times in the supply of these components, as well as the risk that our suppliers will discontinue or modify components used in our products and the GlobalFoundries may not be able to manufacture the semiconductor products we require in accordance with our timetable. These risks may be compounded by any tariffs or counter-tariffs which may be imposed on the products we import. We purchase semiconductor chips that are an integral part of our products from GlobalFoundries. To the extent that our Tier 1 suppliers modify their products, it may be necessary for us to make modifications to the chipset that we sell to the Tier 1 supplier, and we would need to work with GlobalFoundries, to develop and produce a modified product to meet the Tier 1 supplier’s cost and timing requirements. If GlobalFoundries fails to deliver or delays the delivery of the semiconductor products or is otherwise unable to meet our quality and delivery requirements, we may be required to seek an alternative source of supply. Although alternate chip manufacturers are available, any change in suppliers would necessitate a change in the design of the semiconductor, a process that could take up to two years, which would result in a loss of sales and a delay in the development and marketing of our products, which could materially and adversely affect our results of operation, financial position, and prospects. Further, we, like other companies in the automotive industry, are affected by an industry-wide semiconductor shortage, which may be exacerbated by tariffs and international trade issues.

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

Our business is subject to the risks of earthquakes, fires, floods, and other natural catastrophic events, global pandemics, and interruptions by man-made problems such as network security breaches, computer viruses, wars or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage, or other similar events, such as infectious disease outbreaks or pandemic events, could have an adverse effect on our business and operating results. Despite the implementation of network security measures, our networks and our products may also be vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our solutions, and we have been subject to cybersecurity breaches that were not material and did not result in access to our technical or other confidential information. In addition, natural disasters, acts of terrorism, or war could cause disruptions in our remaining manufacturing operations, our or our customers’ businesses, our suppliers’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems such as power disruptions, ransomware attacks, other cybersecurity breaches or wars, including the wars with Iran and Hezbiolla, could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components or the deployment of our products, our business, operating results, and financial condition would be adversely affected.

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

Sales to international customers, i.e., customers located outside of Israel, accounted for almost all of our sales to date. International operations are subject to a number of other risks, including:

●	Exchange rate fluctuations;

●	Political and economic instability, international terrorism, and anti-American and anti-Israel sentiment, particularly in emerging markets;

●	Reaction to any conflicts involving Israel, including its war with Iran and conflicts with Hezbollah, Hamas and others, including any official or unofficial boycotts of Israeli companies;

●	The effects of the Russian invasion of Ukraine or any resolution of the invasion as it may affect suppliers and customers in Europe;

●	Global or regional health crises;

●	Potential for violations of anti-corruption laws and regulations, such as those related to bribery or fraud;

●	Preference for locally branded products, and laws and business practices favoring local competition;

●	Increased difficulty in managing inventory;

●	Less effective protection of intellectual property;

●	Stringent regulation of our products or systems incorporating our products;

●	Difficulties and costs of staffing and managing foreign operations;

●	Import and export laws and the impact of tariffs; and

●	Changes in local tax and customs duty laws or changes in the enforcement, application, or interpretation of such laws.

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

Our business is subject to a patchwork of regulations from local, state, federal and international authorities. U.S. federal regulations include those imposed by the U.S. Department of Transportation and the NHTSA. In 2023, the NHTSA promulgated the “Occupant Protection for Vehicles with Automated Driving Systems” final rule to update several Federal Motor Vehicle Safety Standards (“FMVSS”) to account for vehicles that are equipped with ADAS and do not have traditional manual controls associated with human drivers. The NHTSA also proposed rules to update FMVSS for crash avoidance, safety messaging and passenger-less vehicles as well as jointly proposed a rule with the Federal Motor Carrier Safety Administration regarding AEB test devices for heavy vehicles.

Legislation or government regulations may be adopted which may affect our products and liability.

Autonomous driving technology is subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements which could require us and our customers that develop and market products based on our chipset to redesign, modify or update our or their products or stop using our products. Further, accidents, particularly accidents that involve a large number of deaths, even if our products are not involved, may result in industry-wide reevaluation of the technologies used, with the effect that there is a slowdown as automobile manufacturers cease making purchase during the reevaluation process, which may result in suppliers other than us becoming a preferred supplier.

The automotive industry may become subject to increased legislation and regulation. Such legislation may be triggered by a perceived safety concern, or it may result from a public reaction to accidents caused by or involving automobiles, drones or other autonomous vehicles. The potential market for our products is international, and each country or region may impose different and potentially conflicting regulations. These regulations may relate the technical requirement and standards for end products or the components and may impose liability on the manufacturer or the seller of the product, which liability may be strict liability, for damage resulting from the autonomous vehicle. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations that impose standards or impose liability are likely to increase our development, support and manufacturing costs as well as the cost of compliance and product liability insurance.

To the extent that the United States adopts regulations that encourage gas driven automobiles and discourage electric vehicles, the market for automobiles with enhanced and AV features may be adversely affected since ADAS and AV are adopted faster by electric vehicles. Any such action may both reduce the market for enhanced ADAS and autonomous vehicles and delay the introduction of enhanced ADAS and autonomous vehicles, which could adversely affect our business.

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

The enactment or implementation of the proposed Seft Drive Act of 2026 and related federal regulations (the “Self Drive Act”) could impose significant compliance costs, restrict our ability to sell our radar chipsets for automobiles sold in the United States, or delay the deployment of autonomous driving systems in the United States by our customers.

In February 2026, the Self Drive Act was introduced in the U.S. House of Representatives to establish a federal framework for the regulation of automated driving systems (“ADS”). While the Self Drive Act seeks to provide regulatory certainty, it introduces new and rigorous requirements that could materially affect our business, financial condition, and results of operations.

Key risks associated with this legislation and its anticipated implementation include:

●	Mandatory “Safety Case” Requirements: The Self Drive Act requires manufacturers to develop a comprehensive “safety case”—a structured argument supported by evidence—demonstrating that an ADS-equipped vehicle does not pose an unreasonable risk to safety. As a provider of high-definition 4D imaging radar chipsets, which are critical components of these systems, we may be required to provide extensive data, testing results, and proprietary technical documentation to our OEM and Tier 1 customers to support their federal safety certifications. Any inability to provide sufficient evidence or any determination by the National Highway Traffic Safety Administration (“NHTSA”) that systems incorporating our technology do not meet these new standards could lead to a loss of customers or exclusion from the U.S. market.

●	National Security and Supply Chain Restrictions: The legislation includes provisions focused on the security of connected vehicles and directs reviews of the supply chain for ADS software and hardware. Given that our principal research and development and manufacturing operations are located in Israel and our Tier 1 suppliers are located outside of the United States, any future federal rules that restrict the use of foreign-sourced technology in U.S. autonomous vehicles—or prioritize “Made in America” requirements—could put us at a competitive disadvantage compared to U.S.-based companies.

●	New Federal Safety Standards and Timelines: The Self Drive Act mandates that NHTSA issue final rules prescribing new motor vehicle safety standards for ADS by September 2027. The uncertainty surrounding the “objective content requirements” of these future standards may cause our OEM customers to delay serial production or redesign their sensor suites, which could result in the deferral of revenue or increased expenses for us as we seek to align our chipset specifications with evolving federal mandates.

●	Data Reporting and Liability: The Self Drive Act proposes a National Automated Vehicle Safety Data Repository, requiring the reporting of crash data involving ADS. If vehicles equipped with our radar chipsets are involved in accidents, the resulting public data could lead to increased litigation, reputational damage, or regulatory scrutiny, regardless of whether our technology was at fault.

The Self Drive Act represents a significant shift from the current voluntary safety self-assessment framework to a more formal, mandatory federal oversight regime. If we or our customers fail to comply with the Self Drive Act’s requirements once finalized, or if the costs of compliance exceed our expectations, our ability to compete in the U.S. automotive market would be significantly impaired.

We and our customers are also subject to a complex and evolving patchwork of laws and regulations across various U.S. states regarding the testing and deployment of autonomous vehicles (“AVs”). The Self Drive Act introduced a Federal preemption framework designed to standardize the market. Under the Self Drive Act, a state or political subdivision is generally prohibited from maintaining or enforcing any law or requirement that prohibits the sale, introduction, or importation of an ADS or ADS-equipped vehicle, provided the manufacturer has developed the required “safety case.” Additionally, the Self Drive Act preempts states from requiring manufacturers to report information about a “covered crash” to state or local authorities. Since the Self Drive Act is proposed legislation, we cannot predict whether or when the Self Drive Act will be approved or, if it is enacted, what the provisions of the final bill will be.

However, this preemption is not absolute. The Self Drive Act contains significant exceptions that allow states to continue enforcing their own laws regarding:

●	Traffic laws, vehicle registration, and safety/emissions inspections;

●	Insurance and generally applicable consumer protection laws;

●	Congestion management and environmental regulations; and

●	Laws relating to the sale, distribution, repair or service of ADS-equipped vehicles by dealers or distributors.

Furthermore, the Self Drive Act explicitly states that compliance with federal safety case requirements does not exempt a person from liability at common law. Consequently, despite federal efforts to streamline regulation, we may still face inconsistent state-level enforcement or varying legal standards across jurisdictions. Any failure by us or our OEM customers to navigate these remaining state-level authorities, or a successful common law liability claim, could increase our compliance costs, lead to significant legal expenses, or limit the geographic areas where vehicles using our 4D imaging radar can be deployed.

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

We are subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that requires us to determine, disclose, and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the measures we took to exercise due diligence in the sources and chain of custody of conflict minerals that may be used in or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such verification activities. It is also possible that our reputation may be adversely affected if we determine that certain of our products contain minerals not determined to be conflict minerals or if we are unable to alter our products, processes or sources of supply to avoid the use of such materials.

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

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Currently, most of our revenue is generated in U.S. dollars, and most of the cash we raise is generated in U.S. dollars, while our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, primarily the Israeli Shekel, the U.S. dollar and, to some extent, the Euro. We have not generated significant revenue to date, and we are economic hedging part of the cash we raise to some extent and therefore we do not believe that foreign currency exchange rates have not had, or currently have, a material effect on our business. However, we cannot give any assurance that changes in foreign currency exchange rates will not have a material impact on us.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

We regularly maintain cash balances at third-party financial institutions in the United States and in Israel. Maintaining any significant portion of our cash in financial institutions is subject to adverse conditions in the financial or credit markets, which could impact access to our invested cash or cash equivalents and adversely impact our operating liquidity and financial performance. We are diversifying our investments for cash designated for our long-term activities into short-and long term deposits, writing call options to hedge against foreign exchange rates currency fluctuations and also considering spreading our cash and cash equivalents among several financial institutions in order to reduce the risks associated with maintaining all of our cash and cash equivalents at one financial institution. Notwithstanding these efforts, the failure of one or more of the financial institutions in which our cash and cash equivalents are held could result in our inability to obtain or a significant delay in obtaining the return of our funds from any of those financial institutions or any other adverse condition suffered by any of those financial institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance. Part of our cash was held in Silicon Valley Bank (“SVB”), and, following the restructure of SVB, in 2023 we transferred substantially all the cash from SVB to other financial institutions.

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

Although the bonds are unsecured obligations, the deed of trust provides that the Trustee will have a security interest, for the benefit of the bondholders, in the escrow funds. We are prohibited, as long as the bonds are outstanding, from creating or agreeing to create in favor of any third party any floating charge of any rank over all of our present and future property and rights to secure any obligation or debt of any kind, unless either the lien is approved by a special resolution of the bondholders or we create, in favor of the bondholders, concurrently with the grant of the lien to the third party, a charge of equal ranking with the lien to the third party which is pari passu with the lien to the third party. These covenants may impair our ability to incur additional debt, including convertible debt. We issued additional convertible bonds in December 2025.

Risks Related to our Incorporation and Location in Israel

The wars with Iran and Hezbollah, the continued hostilities with Hamas and other potential conflicts in the Middle East and other conditions in Israel could materially and adversely affect our business.

We are an Israeli corporation, and most of our employees, operate from our offices in Tel Aviv-Yafo, Israel. In addition, the majority of our officers and directors are residents of Israel.

Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

Many Israeli citizens are obligated by law to perform military reserve duty. During the recent conflicts, the Israeli military has called up hundreds of thousands of reservists, many of them for prolonged periods, and a number of our executive and non-executive employees and their family members have been called as well. While these call-ups have not resulted in material disruption to our operations to date, extended reserve duty obligations are expected to continue in the coming years, and significant increase in the scope or duration of such service could disrupt our operations and adversely affect our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages.

The State of Israel and Israeli companies have been subjected to economic boycotts, and several countries restrict business with the State of Israel and with Israeli companies. International actions and legal proceedings have, from time to time, been accompanied by calls for sanctions or other restrictive measures involving Israel or Israeli companies. There is a growing movement among countries, activists and organizations to boycott Israeli goods, services and academic research or to restrict business with Israel. If these efforts become more widespread, they could negatively impact our business operations, customer relationships and ability to expand into new markets and/or engage with potential customers.

Since October 7, 2023, Israel has been engaged in military conflicts in multiple fronts. Following attacks by Hamas on Israeli communities and civilian and military targets in Southern Israel, Israel declared war against Hamas and launched a prolonged military campaign in the Gaza Strip. A temporary ceasefire agreement between Israel and Hamas took effect on October 9, 2025, as part of a U.S. proposed peace framework. In January 2026, the parties commenced an additional phase of that framework, which contemplates disarmament steps, further Israeli military withdrawals and the deployment of international stabilization forces. The implementation, timing and outcome of these arrangements remain uncertain, and, as of the date of this report, Hamas has not been disarmed, and Israeli forces remain in Gaza.

Israel has also been involved in military conflict with Hezbollah in Lebanon, including ground operations and extensive strikes on Hezbollah targets, leading to a temporary ceasefire agreement in November 2024.

In addition, instability in Syria following changes in its political leadership has resulted in limited Israeli military operations targeting military assets and infrastructure, and continued volatility in Syria may further destabilize the region.

The Houthi movement in Yemen has also carried out attacks against Israel and maritime vessels in the Red Sea, resulting in disruptions to regional shipping routes and supply chains. Such attacks have occurred intermittently and may resume or intensify depending on future developments, including regional hostilities, which could further increase instability in the region.

In June 2025, Israel launched a military operation against Iranian military and nuclear facilities. Iran retaliated with missile and drone attacks on targets in Israel. The United States also conducted strikes against Iranian nuclear facilities before a ceasefire took effect.

On February 28, 2026, Israel and the United States launched a joint operation against targets in Iran. In response, Iran launched ballistic missiles and drones against targets in Israel. Hezbollah also fired rockets into Israel and Israeli responded by bombing targets in Lebanon, including in Beirut, and commenced actions including extensive strikes and ground operations in Southern Lebanon.

As part of the ongoing conflict, Iran has launched extensive missile and drone strikes against several Arab countries, primarily targeting the United Arab Emirates, Saudi Arabia, Bahrain and Kuwait, as well as at U.S. military assets in the Middle East. As of the date hereof, certain military activities relating to this operation are ongoing, and their outcome and potential implications remain uncertain.

These developments have had, and may continue to have, certain macroeconomic consequences, including credit rating actions relating to Israel by Moody’s, S&P and Fitch. Regional hostilities, including the temporary closures of the Strait of Hormuz during the June 2025 and February 2026 conflicts and disruptions in Red Sea shipping routes, have affected international energy sector and trade routes to and from Israel.

Although our business has not been materially affected by such disruptions to date, a prolonged or broader escalation could result in delays in supplier deliveries, extended lead times and increased costs for freight, insurance and materials. Furthermore, during the June 2025 and February 2026 conflicts with Iran, Israeli airspace was closed and commercial flights to and from Israel were suspended for certain periods. More broadly, regional security conditions have led to repeated disruptions in international air travel to and from Israel, including flight cancellations and suspensions of service by international carriers. While not material to date, these disruptions may cause certain delays in product deliveries, business travel and customer engagement, and any recurrence causing prolonged or expanded suspension of air travel could further disrupt our operations and adversely affect our ability to smoothly conduct business internationally. In addition, during the June 2025 and February 2026 conflicts, Iranian missiles have struck civilian areas within Israel. While our facilities have not sustained any damage to date, future hostilities could directly affect our facilities, employees and infrastructures.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment with us. Under the Israeli Patent Law, 5727-1967, or the “Patent Law,” inventions conceived by an employee in the course of and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, unless there is a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that, in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties using the interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Patents Law.

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

We may be eligible for certain tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, provided to “Preferred Technology Enterprises”. We have not yet applied for these benefits. In order to receive and remain eligible for the tax benefits for the Preferred Technology Enterprises tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies has been 23% since 2018. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

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

Our research and development efforts in relation to our product have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of approximately $4.0 million through December 31, 2025.

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

We are subject to the Israeli Privacy Protection Law and its regulations

We are subject to the Israeli Privacy Protection Law, 5741-1981, and the regulations promulgated thereunder and guidelines issued by the Israeli Privacy Protection Authority with respect to the manner in which personal data is processed, maintained, transferred, disclosed, accessed, and secured. In this respect, the privacy regulations governing information security may require us to adjust certain data protection and data security practices, information security measures, certain organizational procedures, applicable positions, and other technical and organizational measures. Failure to comply with the Israeli privacy laws may expose us to administrative fines, civil claims (including class actions), and, in certain cases, criminal liability. An amendment to the Israeli Privacy Protection Law, which came into effect in August 2025, increases the legal obligations of controllers and processors of personal data, and empowers the Israeli Privacy Protection Authority’s authorities and enables it to impose administrative sanctions, including in monetary sanctions in significant amounts.

 As a foreign private issuer, under Nasdaq rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, which, if we follow such practices, may afford our shareholders less protection than they would enjoy if we complied with the Nasdaq corporate governance standards.

As an Israeli corporation that meets the definition of a foreign private issuer, we are generally subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, which is Israel, in lieu of Nasdaq corporate governance requirements relating to independent directors and the formation and composition of board committees, with respect to the disclosure of third-party director and nominee compensation and the requirement to distribute annual and interim reports. These corporate governance practices in Israel may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not rely on the home country practice exemption with respect to our corporate governance, other than (i) the quorum requirements, (ii) the Nasdaq requirement of obtaining shareholder approval for certain issuances of 20% or more of our ordinary shares at a price less than the market price, as defined by Nasdaq, or (iii) the Nasdaq requirement of shareholder approval for stock option plans. Our Restated Articles provide that two shareholders holding 25% of the voting shares constitute a quorum, as contrasted with the Nasdaq requirement of a minimum of one-third of a company’s outstanding voting securities. In addition, our board has the authority to issue ordinary shares without obtaining shareholder approval under circumstances where shareholder approval would be required under the Nasdaq corporate governance regulations. Our Restated Articles do not require shareholder approval for stock issuances or for the adoption of a stock option plan. If we choose to take advantage of other home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

The SEC has issued a concept release relating to potential changes in the definition of foreign private issuer which could make it more difficult for a foreign company to be able to meet the definition of foreign private issuer. Depending on the nature of any change which the SEC adopts in the definition, we may cease to meet the definition of foreign private issuer, which could both increase our costs and make it more difficult for us to raise capital.

A foreign private issuer is defined as “any foreign issuer other than a foreign government except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

“(i) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

“(ii) Any of the following:

“(A) The majority of the executive officers or directors are United States citizens or residents;

“(B) More than 50 percent of the assets of the issuer are located in the United States; or

“(C) The business of the issuer is administered principally in the United States.”

Although the SEC concept release did not include any specific changes in the definition of private foreign issuer, and we cannot predict what changes, if any, the SEC will make to the definition of foreign private issuer, the concept release states that there have been several developments since the SEC last conducted a broad review of reporting foreign private issuers and the eligibility criteria for foreign private issuer status. These developments have prompted the SEC to consider whether the current definition should be revised so that it better represents the issuers that the SEC intended to benefit from current foreign private issuer accommodations while continuing to protect investors and promote capital formation. Possible changes include, but are not limited to, lowering the percentage of outstanding securities owned by residents of the United States and revising the tests in paragraph (ii) in the definition of foreign private issuers. We cannot predict what changes the SEC will make and whether we will continue to meet the tests for foreign private issuer under any revised definition. In the event that we cease to meet the definition of foreign private issuer, among other consequences, we will be required to file annual reports on 10-K and quarterly reports on 10-Q based on the reporting schedule for such reports, our officers directors and 10% shareholders will be subject to the reporting and short-swing profit rules of Section 16 of the Exchange Act (in addition to the requirement that, commencing March 18, 2026, our directors and executive officers, but not 10% shareholders, file ownership reports), and we will no longer be able to take advantage of the home country exception to certain Nasdaq corporate governing requirements. The Nasdaq rules with respect to which we are using the home country exception are summarized in the preceding risk factor. During 2025 and 2024, we raised a gross total of approximately $33 million and $15 million, respectively, in the sale of securities in transactions not involving a public offering without shareholder approval by taking advantage of the home country exception to the Nasdaq requirement that we obtain shareholder approval for issuing 20% or more of our ordinary shares at a price less than the minimum price, as defined by Nasdaq.

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

In June 2024, we issued convertible bonds in the principal amount of NIS 110,000,000 (approximately $30 million) to Israeli investors. These bonds are listed for trade on the TASE. The proceeds from the sale of bonds were placed in an escrow account, and will be released to the Company upon and subject to satisfaction of the following release conditions or earlier upon conversion of the bonds:

●	We win a tender or contract to supply our products as a single supplier of chips of imaging radar (directly or through one of the international Tier 1 manufacturers) to one of ten named major automobile manufactures.

●	The average closing trading price of our ordinary shares on Nasdaq is not less than $3.10 per share during 30 consecutive trading days, and the average combined trading volume on Nasdaq and TASE during such 30 trading days is at least 300,000 shares per day.

●	The closing price of our ordinary shares on Nasdaq on the date we present to the Trustee the documentation confirming the fulfillment of the above-mentioned conditions precedent, is not less than $3.10.

The above release conditions were originally to be satisfied by March 31, 2025, but following an extension dated March 20, 2025 and a second extension dated December 22, 2025, which were approved by the holders of a majority of the outstanding principal amount of bonds, we have until December 31, 2026 to meet the conditions.

If we do not meet the release conditions by December 31, 2026, we will be required to effect an early redemption of the remaining bonds which will result in the use of the funds in the escrow account to pay the bonds and we will be required to pay to the Trustee such additional amounts as are required to pay the interest and any payment due as a result of the differential in the exchange rate.

On December 22, 2025, the holders of a majority of the outstanding bonds approved amendments to the deed of trust which include: (i) an extension of the maturity date to December 31, 2026; (ii) a reduction of the annual interest rate from 6.5% to 4.35%, effective January 1, 2026; and (iii) the addition of a voluntary early redemption mechanism effective as of January 16, 2026, pursuant to which bondholders may elect early redemption and receive the outstanding principal together with an accrued interest and applicable U.S. dollar indexation adjustments.

On December 30, 2025, we completed a private placement and issued convertible bonds in the principal amount of NIS 57,600,000 (approximately $15,700,000), through a follow-on offering as an expansion of our existing convertible bonds. The additional bonds were issued on the same terms as the convertible bonds, as amended, including the revised interest rate, the Trustee’s holding of the proceeds in escrow, and trade as an aggregated single series on the TASE.

If any bonds are converted, the funds in the escrow account that are associated with the converted bonds are released to us immediately. During 2025, bonds in the principal amount of NIS 78,462,180 were voluntarily converted into Ordinary Shares and approximately $22.4 million (including interest) was released to us from the escrow account.

On January 16, 2026, bonds with an aggregate principal amount of NIS 836,842 were voluntarily redeemed for approximately $230,000 out of the amounts held in escrow.

As of the date of this report, we did not meet the release conditions, and unless we meet the conditions by December 31, 2026, the remaining funds in the escrow account, together with any interest and other payments we are required to pay to the trustee, will be used to redeem the remaining bonds other than any bonds which may be converted.

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

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting and will not be required to attest to such effectiveness as long as we continue to be an emerging growth company. Under the present definition of emerging growth company, we will cease to be an emerging growth company with the year beginning January 1, 2027. At such time as our independent registered public accounting firm is required to attest to the effectiveness of our internal controls, such firm may issue a report that our internal controls are not effective if it is not satisfied with the level at which our controls are documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results.

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

Because our executive officers and directors and their affiliate beneficially own or control approximately 10% of our ordinary shares, they may be able to control significant percentage requiring shareholder approval.

Our executive officers and directors and their affiliates beneficially own or control the voting rights with respect to approximately 10% of our ordinary shares. They will have the power to control significant percentage for which shareholder approval is required or sought by us, particularly since our Restated Articles provide that a quorum for action by shareholders at a meeting called by the board of directors is two shareholders holding at least 25%.

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

Because the price of our ordinary shares on Nasdaq is less than $1.00 per share, there is a risk that we may be delisted from Nasdaq, which would have a material adverse affect on the market price of and the market for our ordinary shares.

In order for our ordinary shares to continue to be listed on the Nasdaq Stock Market, we must continue to meet all of the requirements for the continued listing. One of these requirements is that the minimum bid price for our ordinary shares be at least $1.00. Since on or about February 25, 2026, the closing bid price of our ordinary shares has been less than $1.00.

Under the Nasdaq rules, if the closing bid price of our ordinary shares remains below $1.00 for 30 consecutive business days, Nasdaq will deem that we are not compliant with the continued listing requirements and will send us a deficiency notice, which we will disclose in a filing on Form 6-K. We will be granted an automatic 180-day extension to become compliant. The closing bid price for our ordinary shares must be at least $1.00 for ten consecutive business days during the cure period for us to become compliant, although Nasdaq may exercise its discretion to impose a longer period of up to 20 days. If we are not compliant with the minimum bid requirement at the end of the 180-day cure period, we may be eligible for an additional 180 days by notifying Nasdaq of our intent to cure the price deficiency. To be eligible for the second 180-day period, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. Any reverse stock split would require approval of our shareholders at a general meeting, and may affect our convertible securities such as convertible bonds, warrants and RSUs.

Any delisting from Nasdaq or any suspension of the trading of our ordinary shares would have a material adverse effect on both the market price of our ordinary shares and the market for our ordinary shares and our convertible bonds. A delisting from Nasdaq could substantially decrease trading in the ordinary shares, adversely affect the market liquidity of the ordinary shares as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, adversely affect our ability to obtain financing on acceptable terms, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of our ordinary shares may decline further, and shareholders may lose some or all of their investment.

Delisting from Nasdaq will not automatically result in our ordinary shares delisted from the TASE, where the minimum price per share requirement is 0.30 ILS (~0.096$), allowing us certain flexibility to accommodate the adverse effect of the delisting from Nasdaq as aforesaid. However, under such circumstances we will lose our eligibility to be exempt from certain provisions under the Israeli Companies Law and the Israeli Securities Law, and in particular may force us to apply the Israeli reporting and corporate governance regime instead of the current regime under Nasdaq, which is more favorable due to statutory exemptions that we are entitled to under both U.S. and Israeli securities laws. Without such entitlement, we may be subject to increased cost for obtaining compliance with such additional requirements.

In addition, delisting from Nasdaq may cause our convertible bonds to be in default under the deed of trust relating to the convertible bonds. In such circumstances, the trustee or the holders shall be entitled to demand immediate repayment of the bonds in accordance with the terms set forth in the deed of trust.

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

As more fully described in Item 10.E in the section titled “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Arbe — Tax Residence of Arbe for U.S. Federal Income Tax Purposes,” based on the terms of the October 2021 merger with ITAC (the Merger”), the rules for determining share ownership under Code Section 7874, and the Treasury regulations promulgated under Code Section 7874 (the “Section 7874 Regulations”), and certain factual assumptions, we are not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Code Section 7874 or that such a challenge would not be sustained by a court.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents, and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although based on the current and anticipated composition of the income, assets, and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one for U.S. federal income tax purposes in the near future, this is a factual determination that depends on, among other things, the composition of our income and assets and the market value of our shares and assets, including the composition of income and assets and the market value of shares and assets of our subsidiaries, from time to time. Accordingly, a complete determination can only be made annually after the close of each taxable year. Thus, no assurance can be given as to whether we will be a PFIC in 2025 or for any future taxable year. In addition, our U.S. counsel does not express any opinion with respect to our PFIC status for 2025 or future taxable years.

If we are a PFIC for any taxable year, a U.S. Holder of our ordinary shares and/or warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Code (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares and/or warrants, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares and/or warrants. Certain elections, including a qualified electing fund election (a QEF election) or a mark-to-market election, that may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to our warrants. Additionally, there can be no assurance that we will have timely knowledge of our status as a PFIC in the future or that we will timely provide information that would be required in order for a U.S. Holder to make a QEF election. For a further discussion, see Item 10.E, “Certain Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Ownership and Disposition of ordinary shares and Warrants to U.S. Holders — Passive Foreign Investment Company Rules.” U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

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

A foreign private issuer is defined as “any foreign issuer other than a foreign government except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

“(i) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

“(ii) Any of the following:

“(A) The majority of the executive officers or directors are United States citizens or residents;

“(B) More than 50 percent of the assets of the issuer are located in the United States; or

“(C) The business of the issuer is administered principally in the United States.”

Based on our foreign private issuer status, under existing rules and regulations, we are not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We are also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. Commencing March 18, 2026, our directors and executive officers, but not 10% shareholders, are required to file ownership reports pursuant to Section 16(a) of the Exchange Act, but our directors, executive officers and 10% shareholders are not subject to “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act.

Despite our exemption due to our foreign private issuer status, we nevertheless currently expect to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

The SEC has issued a concept release relating to potential changes in the definition of foreign private issuer which could make it more difficult for a foreign company to be able to meet the definition of foreign private issuer. Depending on the nature of any change which the SEC adopts in the definition, we may cease to meet the definition of foreign private issuer, which could both increase our costs and make it more difficult for us to raise capital. Further, if we are no longer a foreign private issuer, we will not be able to take advantage of the home company exemption from certain Nasdaq corporate governance regulations and our directors, executive officers and 10% shareholders will be subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. See Item 16G for information as the Nasdaq rules for which we use the home country exception to the Nasdaq rules.

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

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which our total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this proxy statement/annual report have the meaning associated with that term in the JOBS Act. Under this definition of emerging growth company, we will cease to be an emerging growth company commencing with the year beginning January 1, 2027.

Functional and Reporting Currency

A substantial portion of our activity, including transactions with customers, as well as equity transactions and cash investments, are incurred in U.S. dollars. Our management believes that the U.S. dollar is the currency of the primary economic environment in which we operate. Thus, our functional and reporting currency is the U.S. dollar.

Where to get Additional Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We are subject to the information requirements of the Exchange Act and will file annual and other reports, including this annual report, and other information with the SEC. You can read our SEC filings, over the Internet at the SEC’s website at www.sec.gov. These documents, and other information concerning us, is also available on our website at https://arberobotics.com/. Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this annual report.

B. Business Overview

We are a provider of imaging radar solutions, and we are leading a radar revolution, bringing uncompromised imaging capabilities to various markets. In the private automotive market we are enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. We are a Tier 2 supplier, empowering Tier-1 companies, which are companies that supply parts or systems directly to OEMs (car manufacturers), autonomous ground vehicles, commercial and industrial vehicles. We are both chipset providers and solution providers for other markets, such as defense and homeland security, roboraxi, robotrucks, offhighway vehicles and a wide array of safety applications with next-generation sensing based on our proprietary chipset and perception algorithms. While up to now, the role of automotive radars in the traditional perception paradigm was limited to “legacy ADAS features,” such as adaptive cruise control (ACC) and automatic emergency braking (AEB), the introduction of our imaging radar with its a high channel count delivers an order of magnitude better resolution than existing radar solutions which, we believe, profoundly changes this paradigm, making the radar a key player in the overall driving solution including hands-free and eyes-off features. We believe that our imaging radar is essential for Level 2+ and higher levels of autonomy.

We provide long-range high resolution in 4D - the distance, the angular measurement of objects, both horizontally and vertically, and their relative speed. This is designed to enable the system that uses our imaging radars to determine the exact location and shape of objects. For example, it could determine whether a stationary object in front of a vehicle is a manhole cover you can drive over or a guardrail you need to avoid. Our 4D imaging radar is the world’s first radar to separate, track and identify objects in any weather or lighting condition using a 2K virtual channel array. Radar resolution without false alarm (“grating lobes”) is determined by the number of channels, much like camera resolution is defined by pixels. Traditional automotive radars offered in the range of 16 virtual channels, and advanced radars in production reach approximately 200 channels. We have made a groundbreaking leap, delivering a 2,304-channel array, which we believe is ten more channels than leading alternatives, thereby-providing unparalleled resolution and performance, with ultra-high resolution in both azimuth and elevation, delivering an image that we believe is 100 times more detailed than any commercial radar presently on the market. We achieve this capability with our proprietary RF chipset and a groundbreaking radar processor chip, the first dedicated processor designed specifically for the performance and power saving requirements of the automotive industry.

Through our state-of-the-art analysis of the vehicle’s surroundings, we believe that our cutting-edge radar chipset incorporates the first radar technology detailed enough to enhance the perception algorithms, elevating L2+ and higher applications from nice-to-have comfort solutions to must-have safety features. The data captured by our perception radar, based on our chipset technology, has the fidelity, richness and resolution to support artificial intelligence algorithms that identify, classify and track objects to create a full free space map ahead of the vehicle based on radar data only, as well as an analysis of the evolving hazards sensed by the radars.

These advantages are also relevant to other markets like off highway vehicles that can navigate based on radar in harsh environments, perimeter security applications and many other applications.

Our Radar Systems

We are developing advanced radar solutions, which are mainly intended to be used in Advanced Driver Assistance Systems (“ADAS”) and autonomous vehicles’ (“AV”) sensor suites as well as a wide array of safety applications with advanced sensing and paradigm changing perception.

One target market for our chipsets is automotive module manufacturers called Tier 1 automotive suppliers, the target market for radars systems developed by the Tier 1 supplier based on our chipset are car makers - automotive manufacturers (OEMs) worldwide, although we are also marketing to the manufacturers. Additionally, alongside these potential customers, there is a large target markets for defense and homeland security application, traffic monitoring, robotized vehicles and transportation applications such as last-mile delivery robots, robot taxis and shuttles, heavy machinery, trucks, construction, busses and trains.

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

Our solution addresses the core issues that have caused the recent autonomous vehicle and autopilot accidents such as detection of stationary objects, identifying vulnerable road users, operation at poor lighting conditions and eliminating false alarms at low latency with no range, Doppler, and angular ambiguities. Unlike the vast majority of the radars on the market, our radar technology is designed to address all driving scenarios and use cases, which we believe makes it a mandatory technology for any vehicles program targeting supervised autonomous driving features (L2+) and up to unsupervised autonomous driving (L3 and L4). However, while our system can identify the object, the vehicle’s computer systems determine how the vehicle will respond to this information provided by our system.

In the private automobile market, we operate as a Tier-2 semiconductor company, developing advanced radar technology and solutions – multi-channel Radio Frequency Integrated Circuit (RF IC) for transmission and reception and a dedicated radar processing IC that includes specialized Radar Processing Unit (‘RPU’) and additional general-purpose processing/control cores. We do not have our own chipset manufacturing facilities. We rely on GlobalFoundries for manufacturing and testing our chipset.

For the automotive markets, our advanced technology allows our radar chipset solution to sense the environment, at long ranges and with a wide field of view, at a rate of up to 30 frames per second, allowing it to generate a reliable ultra-high-definition image, under all weather and lighting conditions, with great precision, while minimizing the likelihood of false alarms. Information about the environment is ‘sensed’ by the Tx and Rx elements of the chipset, at the 77 – 81 GHz RF band. The data is then processed at the Radar Processor, by an advanced proprietary algorithms into a 4D image — range, radial (on line-of-sight) velocity, azimuth and elevation — at ultra-high resolution with high fidelity and low latency, which is an input to the perception algorithm, sensor fusion and to the decision and control systems, to allow functionality such as emergency braking in any conditions, to enable safe adaptive cruise control, lane-change assist, and up to advanced automated and autonomous driving features, scaling up with the industry’s evolution toward hands-free, eyes-off and full autonomous driving.

We designed the Phoenix perception radar system: The Phoenix perception radar, with its 2K ultra-high resolution, enables what we believe is an unmatched level of safety, and enriches perception algorithms for advanced capabilities including free space mapping, object tracking, and simultaneous localization and mapping (SLAM) at a cost that we believe is comparable in cost, size, power and heat with currently available radars that provide fewer than 200 channels. No matter the speed, elevation, range, or surrounding weather and lighting conditions, Phoenix differentiates true threats from false alarms to provide a safe road ahead for drivers, pedestrians and other vulnerable road users. We believe it is the industry’s first perception radar.

As of the date of this annual report, we are working with Tier-1s which are currently developing radar products based on our chipset. Radars that are based on our chipset were submitted by the Tier 1s pursuant to multiple RFIs/RFQs and advanced solution evaluations that are currently active with OEMs, robotaxis, delivery robots, and autonomous trucks projects We have been selected for eight “imaging radar - based perception” projects, two of which are with the top five global OEMs which are progressing towards a selection in 2026 and 2027. These selection dates reflect a delay from the earlier target of 2024. Our solution was also selected to provide perception radars for autonomous trucks (“robotrucks”) and automated guided vehicles, known as AGVs, across ports in Chine. Our solution is constantly evaluated in field trials, including day and night performance, in variable weather and lighting conditions. The trials, thus far, have revealed what we believe is superior and promising performance: Our radar chipset solution senses its environment according to its spec, with the highest native resolution available in the market, while maintaining low false alarm rate in each frame and therefore enables an accurate and separate identification of all objects in the environment at their actual position, and it distinguishes between vehicles, vulnerable road users (pedestrians, animals, cyclists, motorcyclists) and objects and obstacles along the way. Based on the sensing of the environment created by the chipset at any given moment, the radar system can alert the vehicle central computer unit, allowing the driver assistance system to take control of the car, and activate safety applications such as emergency braking and lane control assist, or to activate autonomous control functions to avoid the danger.

Our radar chipset solution is designed to integrate into the radar systems of next-generation systems as well as in ADAS in autonomous vehicles of all levels of autonomous driving, thanks in part to its ability to accurately create and image at an increased range of detection (of 300 meters) in a wide field of view, while optimizing costs and power-consumption, without its functionality being impaired by interference from other radar systems in the environment. The system maintains efficacy under conditions of low signal-to-noise ratio (“SNR”) and in multi-object scenarios (conditions under which alternative technologies struggle to provide effective solutions) - both in respect of false positives (error category I) and false negatives (error category II).

We believe that our chipset solves some of the challenges faced by current-generation radar systems, by providing a system that enables:

●	Increased resolution and improved capability to differentiate between adjacent objects;

●	Enhanced detection of stationary objects;

●	Generation of a high-resolution radar image of all the objects in the scene;

●	Compliance with the current European NCAP, the US NHTSA, and the Chinese SAMR standards for installation in Level 2 and higher autonomous vehicles;

●	Reduction of false alarms;

●	Ability to process the huge volumes of data generated when imaging the environment in four dimensions, at high update rate in real-time;

●	Reducing mutual interference between radars that operate in the environment simultaneously;

●	Reduced energy consumption; and

●	Maintain competitive retail radar costs.

We believe our technology is the first to create a high-fidelity, high-resolution radar image, that facilitates tracking, and SLAM and real-time decision-making. Our radar chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the current safety requirements of Euro-NCAP, the Chinese SAMR and NHTSA for autonomous vehicles at all levels of autonomous driving.

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

Level 2 — Partial Automation: A vehicle that includes integrated automation systems, where the driver is still required to control and monitor the environment at all times. For example: A system capable of detecting lanes and driving independently (cruise control) but alerts the driver to emergencies (driver involvement is required to operate the steering wheel and brakes). The industry refers to a level that was not originally recognized by the SAE, Level 2+, which adds surround perception and AI to improve the safety and convenience of human-driven vehicles. While the driver is still responsible for the car, the platform can perform automated maneuvers for a more seamless driving experience — such as making highway entrances and exits, lane changes and merges.

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

Level 4 — High Automation: The vehicle is capable of performing all driving functions under certain conditions. The driver has the option of taking control of the vehicle.

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

Automotive Market Outlook

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

Market outlook: Physical AI and the role of radar sensing

Public market research indicates that “Physical AI” and closely related “Embodied AI” categories are entering a high-growth phase starting in 2026, driven by the shift from AI that analyzes information to AI that perceives and acts in the real world. Acumen Research and Consulting estimates the Physical AI market at ~$5.0B in 2025, growing at a 32.8% CAGR (2026 to 2035) to ~$82.8B by 2035 (report updated February 19, 2026). In a similar framing, SNS Insider projects Physical AI at ~$5.23B (2025E), reaching ~$49.73B by 2033 at a 32.53% CAGR (2026 to 2033) (report dated December 2025). MarketsandMarkets uses the term Embodied AI and forecasts growth from $4.44B (2025) to $23.06B (2030) at a 39.0% CAGR (2025 to 2030) (published June 2025). Taken together, these independent forecasts support a consistent outlook: Physical or Embodied AI is scaling quickly as industries industrialize perception, simulation, and real-time edge autonomy.

Radar sensors are a direct beneficiary of this trend because Physical AI performance is constrained by sensing fidelity, uptime and safety validation. As autonomy moves toward Level 2+ and beyond, radar’s robustness across darkness and adverse weather, combined with richer spatial and motion signals, makes it a critical input for sensor fusion and safety cases. This is reflected in automotive radar market forecasts. MarketsandMarkets estimates the automotive radar market growing from $6.6B (2024) to $33.6B (2030), a 31.1% CAGR (news release dated July 11, 2024). The convergence of fast-growing Physical AI workloads and fast-growing radar adoption supports a clear implication for autonomy stacks: higher-fidelity, imaging-grade radar data can reduce ambiguity for AI perception, improve object separation and tracking in clutter, and support safer deployment trajectories as regulatory scrutiny increases as well as operating in conditions that other sensors are underperforming.

Market outlook for Embodied AI and automotive radar, with yearly values interpolated using the CAGRs published by MarketsandMarkets (Automotive Radar: July 11, 2024; Embodied AI: June 2025).

Sources:

●	Acumen Research and Consulting, “Physical AI Market Size, Share, Industry Report 2026–2035”, last updated Feb 19, 2026. (acumenresearchandconsulting.com)

●	SNS Insider, “Physical AI Market … Global Forecast 2026–2033”, dated Dec 2025. (SNS Insider)

●	MarketsandMarkets, “Embodied AI Market … Global Forecast to 2030”, published Jun 2025. (MarketsandMarkets)

●	MarketsandMarkets (via PRNewswire), “Automotive Radar Market worth $33.6B by 2030”, dated Jul 11, 2024. (PR Newswire)

Growth Strategies

Our growth strategies include the following:

●	Extending engagements with OEMs and driving stack providers: While we keep focus on the well-established production path with our Tier 1 customers, we are extending our focus to better fit the age-of-autonomy: Working directly with OEM’s feature owners, perception teams and driving stack providers (like NVIDIA and others) to enhance the mutual understanding for the need for an imaging radar and how it is to be used for advanced ADAS and higher level of autonomy. We plan to extend the work through collaborative field tests, radar datasets, radar and waveform design, perception and fusion early integrations with perception radars, feature benchmarking and development of innovative algorithms that maximizes the benefits of such a radar to these partners, providing them with what we believe is an invaluable competitive edge.

●	Expanding go-to-market flexibility with system-level offerings for select verticals and direct customers: In parallel with our chipset-first strategy, we are exploring opportunities to provide complete radar systems, hardware, software, and perception-ready outputs, for customers and verticals that want to work directly with Arbe and move faster than traditional automotive supply paths. This approach enables shorter integration timelines and broadens product applications beyond mass-produced passenger cars into adjacent markets such as autonomous ground vehicles and robots, agricultural tools, industrial automation and factories, intelligent traffic systems, rail junction safety, heavy transportation and machinery, defense, and homeland security.

●	We see the Chinese automotive market evolving quickly, with OEMs accelerating investment in autonomous driving and next-generation sensing technologies. Momentum in China, including with a new win we recently announced, reinforces our view that this market represents an important shorter-term revenue opportunity for Arbe, that serve as meaningful growth engines for us.

●	We are expanding our focus beyond automotive OEMs into adjacent and high-potential markets, including defense, robotaxi, robotruck, off-road ground vehicles, perimeter security, marine applications such as docking and safety alerts, traffic infrastructure, anti-drone systems, and other emerging sectors where high-resolution radar can provide meaningful value. At the same time, we are increasing our focus on the Chinese automotive market, where we haves already demonstrated traction and where we believe market timing is more immediate. These initiatives are expected to begin contributing to revenue in 2026, along with our ongoing long-term efforts to deepen engagement with Western automotive OEMs.

●	Positioning HD imaging radar as the enabling sensor for safe Physical AI deployments: As Physical AI rolls out gradually from controlled environments (factories, logistics) toward less controlled ones (public roads and open environments), safety validation, regulation, and real-world uptime become the gating factors. We are aligning Arbe’s roadmap and messaging around this reality: AI is only as capable as the sensing it receives, and sensor quality is the bottleneck for safe autonomy at scale. We are emphasizing “design for uptime” and affordability as core requirements for deployment, while highlighting radar’s inherent robustness in harsh conditions (darkness, glare, rain, fog, dust) where other sensors degrade. In parallel with our Tier 1 led production path, we are expanding direct engagement with OEM feature owners, perception teams, and driving stack providers to accelerate adoption of radar as an imaging-grade input for Physical AI. We plan to extend this work through collaborative field testing, creation and sharing of radar datasets, radar and waveform optimization, early perception and fusion integrations, feature benchmarking, and joint development of algorithms that fully leverage HD radar’s dense spatial-and-velocity data—providing partners with a differentiated perception layer versus lower-channel radars and enabling faster validation toward higher levels of autonomy.

●	Capitalize on regulatory changes. We believe that our existing infrastructure positions us well to capitalize on regulatory changes pertaining to required installation of active traffic accident prevention systems in general, and radar systems in particular, which is expected to increase the demand for the technology and products that we are developing.

[2]	https://www.electronicproducts.com/automotive-radar-and-lidar-sensors-one-masterpiece-and-another-in-the-making/#

[3]	https://www.electricvehiclesresearch.com/articles/32433/three-key-takeaways-from-idtechexs-new-automotive-radar-market-report3

Sales and Marketing

In light of the ability of technological systems to reduce the risk of traffic accidents, authorities, organizations and governments around the world have established regulations that require the installation of ADAS in certain vehicles and operation of autonomous driving features. For instance, in 2024 the U.S. Department of Transportation’s National Highway Traffic Safety Administration (NHTSA) has officially established a Federal Motor Vehicle Safety Standard mandating the inclusion of automatic emergency braking (AEB), encompassing pedestrian AEB, as a default feature in all passenger cars and light trucks by September 2029. This safety measure is poised to notably reduce rear-end collisions and incidents involving pedestrians. AEB systems utilize sensors to identify proximity to potential collisions with vehicles or pedestrians ahead and autonomously engage the brakes in the absence of driver intervention. Pedestrian AEB technology will be functional both during daylight and in low-light conditions, thereby significantly curbing injuries, property damage, and the associated expenses resulting from such accidents.

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

In China, the State Administration for Market Regulation (SAMR) (together with MIIT) has also been tightening oversight of intelligent connected vehicles, especially around product compliance, recalls, and over-the-air (OTA) software updates that may affect vehicle safety performance. Under a joint MIIT–SAMR notice dated February 25, 2025, manufacturers are expected to strengthen safety management of OTA upgrades, improve traceability and documentation, and ensure appropriate handling of potential safety defects through recall and related mechanisms—reflecting regulators’ focus on preventing unsafe deployment of driver-assistance and automated driving functions via software changes.

In the United States, in February 2026, the Self Drive Act was introduced in the U.S. House of Representatives to establish a federal framework for the regulation of ADS. While the Self Drive Act seeks to provide regulatory certainty, it introduces new and rigorous requirements that could materially affect our business, financial condition, and results of operations. The Self Drive Act represents a significant shift from the current voluntary safety self-assessment framework to a more formal, mandatory federal oversight regime. If we or our customers fail to comply with the Self Drive Act’s requirements once finalized, or if the costs of compliance exceed our expectations, our ability to compete in the U.S. automotive market would be significantly impaired. We do now know whether the Self Drive Act will become law in its present form.

Our private automotive go to market strategy is primarily targeted at Tier 1 suppliers, with the aim of fostering cooperation with the Tier 1 suppliers to integrate our radar chipsets into the radar systems that Tier 1 manufacturers will sell to OEMs. Our sales and marketing team continues to focus on expanding its relationships with OEMs and radar focused Tier-1 suppliers and seeks to leverage its existing relationships to expand its market to other industries. In this market, we are considered a Tier-2 automotive supplier because we sell our product to Tier-1 companies that then integrate our product into the overall system supplied to the OEMs. Our business model of being a Tier-2 supplier that subcontracts its manufacturing, together with its market leadership, results in an advantageous cost structure that requires minimal sales and marketing expenses with respect to OEMs. We are taking marketing steps intended to position us as a leading company in research and development of chip technology for next-generation imaging radar systems in autonomous vehicles.

We are increasing our focus on verticals beyond private automotive as we see meaningful demand for high-resolution radar in mission-critical use cases where perception must remain reliable in harsh, complex conditions. In 2025, this momentum was reflected in non-automotive deployments and evaluations, including Sensrad’s delivery of its first radar series powered by Arbe’s chipset for a defense-sector autonomous off-road vehicle application and for smart infrastructure projects, alongside continued expansion into additional non-automotive applications such as marine collision-prevention systems.

Looking forward, we are also evaluating additional go-to-market and commercialization models to accelerate adoption in these verticals. In addition to our primary approach of enabling more radar suppliers, we are pursuing new relationships and may, in certain non-automotive markets, support more direct sales or more integrated solution deliveries to end customers where appropriate. This includes expanding engagement in defense and homeland security, including collaboration where our chipset is integrated into leading homeland security suppliers’ systems to deliver joint, system-level solutions for defense forces, law enforcement, perimeter security, and related applications.

The marketing strategies employed include participation in industry conferences, public relations publications, developing written, and video based content, leveraging social media and proactive inquiries to potential customers. We leverage a variety of channels to reach prospects which include organic and paid social media activity, joint events, webinars and media and analyst relations.

Our radar solution is part of the NVIDIA automotive ecosystem, where it is being combined with NVIDIA accelerated computing to enable advanced AI-based perception for next-generation vehicles. As highlighted in recent announcements, our automotive-grade, ultra-high-resolution radar is designed for integration with NVIDIA DRIVE AGX platforms, supporting capabilities such as free-space mapping, richer perception stacks, and hands-free and eyes-off driving. Because NVIDIA DRIVE serves a broad range of transportation developers, including automakers, truck makers, Tier 1s, robotaxi operators and autonomous vehicle startups, we believe that this collaboration strengthens our visibility and positioning across key mobility markets.

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

Strategic Relationships

Our business strategy was based primarily on cooperation with Tier 1 automotive manufacturers to integrate our radar chipset into the radar systems manufactured by the Tier 1 manufacturers, which will ultimately be sold by the Tier 1 manufacturers to the OEMs. To implement this strategy, we are also working with the OEMs to create an interest in our products. We are extending our offering for market beyond the private automotive such as radars for defense, perimeter security and adjacent markets like L4 robotaxies, robotrucks, offroad vehicles and others.

Magna

On November 5, 2025, Magna Electronics, LLC and Arbe signed a Supply Agreement that will regulate the production phase when Magna will have a contract with OEM for imaging radar.

Hirain

Hirain and Arbe signed a number of agreements regulating the development manufacturing of radar product(s) based on Arbe’s chipset. During the fourth quarter of 2022, Hirain issued a preliminary order for 340,000 radar chipsets in order to secure capacity for its anticipated production ramp-up. Hirain has issued a binding purchase order for thousands of chipsets to be shipped in 2026 to support the initial ramp to production.

In the private automotive space, more than six large automotive OEM in Europe, the US and Japan are planning or are currently in evaluation of solutions which use our chipset as part of their radar solutions during 2026.

Chips for non-retail automotive radar systems

Arbe is collaborating closely with Sensrad which is a spin-off venture from Qamcom Group’s radar division to offer a unique imaging radar sensor based on our radar chipset.

Sensrad announced several customer wins in the off-road vehicle applications, traffic infrastructure as well as other fields. We believe there are significant opportunities for growth in the non-automotive market, and we are supporting Sensrad in delivering radar solutions and driving innovation in such key markets. Also, Arbe is looking on a case by case basis to expand the market reach through complimenting direct offering.

Manufacturing

On June 27, 2022, we entered into a manufacturing agreement with GlobalFoundries for the manufacture of our semiconductor products, as well as other services, including pre-production, quality assurance, assembly, testing and supply-chain management. The initial term of the agreement is five years. The agreement includes customary terms for semiconductor manufacturing agreements, such as product recalls, warranty and business continuity.

We depend on GlobalFoundries to manufacture our semiconductor products. This agreement helps us secure the production of our semiconductor products and GlobalFoundries is committed to supply our binding forecasts.

We leverage GlobalFoundries’ capabilities as a silicon manufacturer and for chipset supply chain management in turn-key work model to better secure production capacity to meet our customers’ fulfillment and quality and reliability automotive requirements.

GlobalFoundries is also executing the AEC-Q100 qualification process of our chipsets which is scheduled to be completed in 2026.

Research and Development

We were founded as a research and development company, developing microchips for miniature radar systems for companies operating drone fleets, with the aim of providing a technological solution that would enable the drone to detect at high speeds and improved resolution various obstacles, using little electrical power. Once drone fleet industry did not develop, we decided to change the focus of our strategy and research and development to the field of chips for radar systems for automotive industry.

Our research and development activities are conducted in Israel. We have received Israel Innovation Authority (“IIA”) grant approval for certain approved programs. We received grants from IIA and the European Community that, as of March 1, 2025, amount to approximately $4.4 million, based on the exchange rate when the grants were received. We are obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products.

Our principal operating expenses are research and development expenses, which were approximately $34.8 million, $35.1 million and $34.1million for the years ended December 31, 2025, 2024 and 2023, respectively. Our research and development efforts are focused on enhancing and developing the 4D imaging radar chipset solution and the accompanying software. The increase in research and development expenses reflects the ramp up in our operations, including hiring and starting work toward our full production plan.

Intellectual Property

Our intellectual property is a crucial part of our business. Our IP rights are protected by a combination of patents, trade secret protection, confidentiality agreements, and other contractual agreements with employees and third parties. We have applied for patent protection in several jurisdictions including Israel, United States, Europe, Japan and China and have been granted patents in all of the above countries. Unpatented trade secrets are also an important aspect of our business.

We filed patent applications for 18 unique patent families covering a wide range of fields related to our products features and aspects including radar signal processing, radar Tx/Rx integrated circuit design, radar coexistence and mutual interface mitigation techniques, package design, antenna design, post-processing methods and algorithms, and system design. We filed these applications, including utility and provisional applications, in jurisdictions that we believe are the main markets and development centers around the world, principally the United States, the European Union, Japan and China. Twenty-seven patents, covering fifteen different inventions, have been granted in the United States, Europe, Israel, Japan, and China, with patents generally having a term of 20 years from their filing date. Among the patents granted are patents covering methods for mitigation of mutual interference between automotive radars including frequency hopping multiband chirp techniques, nonlinear frequency hopping fractional bandwidth multiband chirp techniques, methods for multi-stage radar signal processing, radar system self-test techniques, a radome for automotive radar patch antennas, RFIC packaging techniques including low loss transmission lines, a radar-based system for real-time simultaneous localization and mapping, known as SLAM, a MIMO radar array antenna, and a method for separating targets and clutter from noise.

Competition

The market for competitive automotive radar sensing solutions that enable autonomous driving is an emerging market with many potential applications in the development stage. As a result, we face competition from a range of companies (from large corporations to start-ups) seeking to have their products incorporated into these developing applications and it may take a period of time for its primary competitors to emerge.

The private automotive market is formed of Tier 1 manufacturers which manufacture radar systems, as well as companies that develop and manufacture software and hardware such as chips and sensors for the radar systems, which are called Tier 2 suppliers. We are a Tier 2 supplier, which has its products manufactured by a third-party manufacturer. As a Tier 2 supplier, we supply imaging radar chipset to Tier 1 manufacturers who are building imaging radar systems and to OEMs. The structure of the L4 robotaxi and robotrucks market is less stringent and tier-2 are acting also as direct suppliers.

We believe that the following strengths differentiate us and will enable us to successfully compete and maintain our leadership position in our target markets.

●	Technology. We believe that our 4D imaging radar technology brings the fundamental leap required to achieve true radar imaging capabilities to the level that it can be used as a primary sensor for perception in tandem with cameras and optionally LiDAR. Our technology addresses the key challenges in the automotive radar domain while maintaining competitive size, power and cost for the Level 3 and Level 4 mass market, for high-density, high-resolution RF front-end, through cutting-edge algorithms to effectively utilize the radar and the powerful radar processing unit required to run the radar. We believe our technology will bring safety and autonomy to the mass market in all drivable weather conditions and all lighting conditions with redundancy at an attractive cost.

●	Cost and Energy Efficient High-Performance Radar Solutions. Tier-1 manufacturers and automakers are extremely sensitive to the cost of any component in the vehicle, and especially to relatively highly priced individual components such as radar sensors. They demand competitive prices and put significant weight on this parameter when deciding on vendors. We expect that our products will be competitively priced as a result of mass production. We believe that our products will be competitively prices will offer better performance.

●	Global Coverage and Large Ecosystem. Our products are marketed worldwide and amenable to global implementation.

●	Significant Interest from leading companies in the industry. Our progress has garnered the interest of major companies in the industry.

●	Automotive grade development and production. Vehicle components are required to have a high functional safety grade. Achieving compliance with functional safety standards is a time-consuming and labor-intensive process that requires significant cooperation with automotive grade industry participants, such as Tier-1 suppliers and automobile manufacturers. Since 2018, we have worked closely with leading Tier-1 suppliers to develop a radar solution that meets these rigorous requirements. This process has included continuous and extensive product-safety auditing. As a result of our close work with these Tier 1 automotive suppliers, we have developed rigorous safety and quality expertise. We believe that this experience provides us with a competitive advantage in marketing against companies that have not worked with Tier 1 automotive suppliers in the development of their products.

●	Relationships with multiple Tier-1 suppliers enable market penetration. OEMs design their future models and vehicles several years in advance and often then freeze the design in order to produce and deliver the vehicles on time. Therefore, designs for mass-production of reliable Level 3 to Level 4 consumer car programs where imaging and perception radars are required, is expected in 2028-2030 are being decided in 2026-2027. Radar solutions that will be candidates for inclusion in these programs must go through the process of automotive-grade manufacturing and audit by the OEMs and Tier-1 suppliers. We believe that our experience working with Tier 1 automotive suppliers and OEMs places us in a better position to market to the next generation of autonomous vehicles.

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

The following chart compares the performance of radar chipset, to our chipset:

Texas Instruments and NXP offer a radar transceiver of 4Rx * 4Tx, and recently started sampling 8Rx * 8Tx chips capable of scaling up to 24Rx * 24Tx. NXP also offers dedicated radar processing chip capable of processing up to 4 trancievers.

Mobileye

After previously announcing the development of a 2,304 virtual channels radar (48x48 Rx*Tx), Mobileye has announced that it updated its channel count to 1,536 virtual channels (32x48), which we believe gives up some image quality resolution in order to decrease the throughput and required processing power. We believe that on the one hand Mobileye’s decision to develop a 4D imaging radar is significant to the automotive market in acknowledging Mobileye’s view of the imaging radar’s key role in the overall perception solution, while on the other hand we believe that our excess channel count indicates that our solution can achieve a higher angular native resolution with lower inherent false alarms and an efficient handling of high throughput and processing. To the best of our knowledge, Mobileye’s production may be lagging ours by around two years. We also believe that Mobileye plans to play some of the roles of the Tier 1 automotive supplier, and compete with our customers, who are leading automotive radar Tier 1s, with years of experience in this space. We believe, based on the specification Mobileye published, that our current chipset has significant cost and power consumption advantages over the Mobileye solution while the performance of the two solution are on par with a 30% channel count advantage to our solution. We believe that using our radar chipset solution would better meet the needs of the developing autonomous vehicle market who are very cost and power sensitive

Forvia (Hella)

Forvia developed a 24x24 radar based on NXP chipset. This radar totaling 576 channels which are 25% of the channels supported by the Arbe platform causing it to have high ambiguity due to grating lobes and/or doppler. As far as we know this platform uses the very new 8TX * 8RX chips from NXP which just recently sampled and a new processor. Those chips are relatively new and NXP discussed start of production only in 2028. While these NXP based 24x24 solutions are equivalent from price perspective to the previous 12x16 solution such as the Conti ARS-54x these solution lack the massive channel count to provide a full, reach and reduced false alarm. Overall, we believe the Arbe solution is equivalent from price and power, but provides significantly higher number of channels resulting in better performance.

There are also competitors that are more centered around China like Huawei and Caltera.

Current ADAS Radars

Traditional commercial radar systems have 5-degree (or worse) native resolution. Due to their low azimuth resolution and sometimes lack of elevation resolution, traditional radars, that were originally designed for controlling emergency braking and adaptive cruise control, are limited to detecting moving vehicles and discarding all detections of the stationary environment and cannot address free space mapping that requires high elevation resolution. Traditional radars have a high level of false alarms that trigger reports of phantom objects and false positives and may lead to accidents. We have revolutionized radar by addressing these core issues that have caused recent driverless vehicle and autopilot accidents by detecting stationary objects, identifying vulnerable road users, and eliminating false alarms without radar ambiguities allowing radar-based free space mapping.

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

Continental ARS 540

The Continental system is based on four Texas Instrument 3Rx * 4Tx chips, cascaded to achieve a 16*12 array, as well as the Xilinx FPGA (field-programmable gate array) board, and not a radar processor on a chip like our solution. FPGA is not designed for large scale automotive solutions, and therefore has many drawbacks - it is expensive, the continental system costs in the range of $200 in high volumes, it requires high power consumption, has heat dissipation issues, and supports fewer frames per second and very low number of detections per frame. The platform may have ambiguity issues increasing the false alarm rate as well as filtering out real detection. Continental is expected to launch the next generation based on a processor that will replace the FPGA.

Environmental, Social and Governance (ESG)

As an auto-tech company, we have developed what we believe is a revolutionary radar that will enable truly safe driver-assist systems that can save lives on the road. Our mission is to strengthen and enhance the safety of vehicle users and others in the industry who can apply the technology to their service.

Our Environmental, Social and Governance (ESG) practices are guided by our social mission of saving lives and securing people’s safety on the road. Notably, the social element in ESG is reflected in the essence of our product as we created a system that assists with the prevention of injuries and fatalities while driving. As part of our community involvement, we encourage our employees to participate in in volunteering initiatives in the local community. As part of our spirit, we strengthen diversity and equality through equal pay and affirmative action towards recruiting and advancing qualified women.

We conduct our business activities based on a firm commitment to ethical values and corporate governance best practices. Our policy is to follow leading ESG principles in relation to our supply chain, including, evaluating, and engaging responsible suppliers. Our suppliers must operate in compliance with all applicable national and international laws and regulations, as well as implementing the principles of the Responsible Business Alliance (RBA) Code of Conduct. Our product manufacturer is GlobalFoundries, a company that we believe values, supports and leads best ESG practices. Notably, in October 2024, ISS recognized GlobalFoundries with a ‘Prime’ rating for its corporate ESG performance.

We believe in the importance of promoting and adopting practices that support ESG implementation within our activities. During 2025, we identified some ESG topics relevant across all company activities. We will continue to advance our commitment to ESG practices across our operations, as well as monitor the development of regulatory requirements.

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

 Autonomous vehicles are subject to emerging regulatory frameworks at the federal and state levels that are in a rapid state of change. In general, at both the federal and state level, the U.S. has provided a positive and relatively permissive legal environment to allow the safe testing and development of autonomous functionality. We do not anticipate any near-term federal standards that would impede the foreseeable deployments of our radar technology. Some states, however, particularly California and New York, still enforce certain operational or registration requirements for certain autonomous functions. For example, California has been regulating autonomous vehicles in some fashion since 2012 through various restrictions and appears poised to continue to do so. In December 2022, California introduced legislation that prohibits full self-driving marketing claims. On the other hand, while California state lawmakers considered a bill that would have prohibited autonomous trucks and self-driving vehicles weighing more than 10,001 without human drivers behind the wheel. It was ultimately vetoed by the Governor. It is possible that restrictions at the state level in the U.S. will further ease or be removed as the data and experience supporting the safety of autonomous functionality continues to grow, but we cannot predict when or whether that might happen or will be superseded by federal laws and regulations. However, we believe such hurdles will be removed as state regulators gain better experience with the technology. U.S. federal regulations, however, remain largely permissive of deployments of higher levels of safe and responsible autonomous functionality, although the proposed Safe Drive Act, which is discussed below, may impose federal requirements.

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

In February 2026, the Self Drive Act was introduced in the U.S. House of Representatives to establish a federal framework for the regulation of automated driving systems (“ADS”). While the Self Drive Act seeks to provide regulatory certainty, it introduces new and rigorous requirements that could materially affect our business, financial condition, and results of operations.

Key provisions of this legislation include:

●	Mandatory “Safety Case” Requirements: The Self Drive Act requires manufacturers to develop a comprehensive “safety case” a structured argument supported by evidence demonstrating that an ADS-equipped vehicle does not pose an unreasonable risk to safety. As a provider of high-definition 4D imaging radar chipsets, which are critical components of these systems, we may be required to provide extensive data, testing results, and proprietary technical documentation to our OEM and Tier 1 customers to support their federal safety certifications. Any inability to provide sufficient evidence or any determination by the National Highway Traffic Safety Administration (“NHTSA”) that systems incorporating our technology do not meet these new standards could lead to a loss of customers or exclusion from the U.S. market.

●	National Security and Supply Chain Restrictions: The legislation includes provisions focused on the security of connected vehicles and directs reviews of the supply chain for ADS software and hardware. Given that our principal research and development and manufacturing operations are located in Israel and our Tier 1 suppliers are located outside of the United States, any future federal rules that restrict the use of foreign-sourced technology in U.S. autonomous vehicles—or prioritize “Made in America” requirements—could put us at a competitive disadvantage compared to U.S.-based companies.

●	New Federal Safety Standards and Timelines: The Self Drive Act mandates that NHTSA issue final rules prescribing new motor vehicle safety standards for ADS by September 2027. The uncertainty surrounding the “objective content requirements” of these future standards may cause our OEM customers to delay serial production or redesign their sensor suites, which could result in the deferral of revenue or increased expenses for us as we seek to align our chipset specifications with evolving federal mandates.

●	Data Reporting and Liability: The Self Drive Act proposes a National Automated Vehicle Safety Data Repository, requiring the reporting of crash data involving ADS. If vehicles equipped with our radar chipsets are involved in accidents, the resulting public data could lead to increased litigation, reputational damage, or regulatory scrutiny, regardless of whether our technology was at fault.

The Self Drive Act represents a significant shift from the current voluntary safety self-assessment framework to a more formal, mandatory federal oversight regime. If we or our customers fail to comply with the Self Drive Act’s requirements once finalized, or if the costs of compliance exceed our expectations, our ability to compete in the U.S. automotive market would be significantly impaired. However, we cannot determine whether the Self Drive Act will become law in the form presented or at all.

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

D. Property, plants and equipment.

We do not have any material tangible fixed assets. We do not own any real estate. We rent offices from third parties, extending over an area of approximately 2,109 square meters located in 105 and 107 HaHashmonaim Street in Tel Aviv. We pay monthly rent of approximately $48,500. The offices serve both for our R&D activities and our corporate headquarters, in addition to a workshop we rent for the use of our test vehicle experiments and storage.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 and notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in Section D under Item 3 of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We are driving a radar revolution, utilizing an outstanding, truly safe, commercially viable, 4D imaging radar solution. We are both chipset providers and solution providers for other markets, such as defense and homeland security, roboraxi, robotrucks, offhighway vehicles and a wide array of safety applications with next-generation sensing based on our proprietary chipset and perception algorithms. As a global leader in radar technology, we enable safe roads today while paving the way to full autonomy for passenger cars, autonomous trucks, delivery robots, robotaxis and commercial vehicles, and we empower a wide array of safety applications with advanced sensing and paradigm-changing perception.

According to Yole Group, the automotive radar market is projected to reach approximately $13.5 billion by 20284. Our model to capture this opportunity is to work directly with top established Tier 1 automotive suppliers in order to power their next generation radars. Correspondingly, we have established relationships with Tier-1 suppliers who are building production radars based on our chipset. GlobalFoundries, our chip manufacturer responsible for chip production and supply chain management, has advised us that it will have the capacity necessary to meet our anticipated commitments for 2026 and 2027.

[4]	Yole Group, Driving Radar Resolution, September 2023.

We are expanding our focus beyond automotive OEMs into adjacent and what we believe are high-potential markets, including defense, robotaxi, robotruck, off-road ground vehicles, perimeter security, marine applications such as docking and safety alerts, traffic infrastructure, anti-drone systems, and other emerging sectors where high-resolution radar can provide meaningful value. At the same time, we are increasing our focus on the Chinese automotive market, where we haves already demonstrated traction and where we believe market timing is more immediate. These initiatives are expected to begin contributing to revenue in 2026, along with our ongoing long-term efforts to deepen engagement with Western automotive OEMs.

We are aligning our roadmap and messaging around positioning HD imaging radar as the enabling sensor for safe Physical AI deployments reality: AI is only as capable as the sensing it receives, and sensor quality is the bottleneck for safe autonomy at scale. In parallel with our Tier 1 led production path, we are expanding direct engagement with OEM feature owners, perception teams, and driving stack providers to accelerate adoption of radar as an imaging-grade input for Physical AI.

Key Factors Affecting our Operating Results

We believe that our future performance and success depend to a substantial extent on the following factors, each of which is in turn subject to significant risks and challenges, including those discussed below and in the section of this annual report in Item 3 under “Risk Factors.”

In our industry, staying ahead hinges on delivering cutting-edge technology at competitive prices. Success requires us to consistently offer the latest advancements, which is why we channel our research and development towards maintaining our technological edge. Our ability to thrive is closely tied to the worldwide demand for ADAS.

Although we believe that widespread adoption of 4D imaging radar across applications for safety and autonomy is approaching and that we are well-positioned in both automotive and non-automotive markets to take advantage of this opportunity, mass production passenger vehicles OEMs are just beginning to develop level 3 and autonomous systems that will rely on incorporating imaging radar technology. We expect the rate of actual adoption and commercialization of radar-based solutions by automotive OEMs and their suppliers will impact our results of operations, including revenue and gross margins for the foreseeable future. Government regulations relating to ADAS and autonomous driving solutions are also key factors in the development of the market.

We also intend to target markets beyond mass production passenger vehicles, including defense and homeland security application vehicle applications like traffic monitoring, robotized vehicles and transportation applications such as last-mile delivery robots, robot taxis and shuttles, heavy machinery, trucks, construction, busses and trains. Our solution has the potential to be a primary sensor candidate for many autonomous and semi-autonomous applications and next generation perception platforms. As a result, we believe that we could operate in some of those markets in parallel with the automotive market.

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

Our radar system is constantly evaluated in field trials by the top-15 global automakers by sales, reflecting the significant commercial interest in perception and imaging radars. We anticipate that these automakers will make their decisions with respect to their radar technology commencing in 2026 and 2027. We also have a preliminary order from Hirain, a leading Chinese ADAS Tier 1 supplier, for the first months of production, which when the order becomes a binding order will move us into the mass production phase. The order consists of 340,000 radar chipsets that will be supplied to Hirain’s customers throughout China. Because of the preliminary nature of the order, it is not included in our backlog.

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

Market Trends and Uncertainties

We estimate the total addressable market for Advanced Drive Assistance Systems, known as ADAS, and autonomous driving technology, will grow to approximately $65.1 billion or more in 20305 and we believe that this growth will result in a demand for our imaging radar chips. As automotive OEMs have shifted their focus from Level 4/5 autonomy to Level 2+, we believe we have the opportunity to generate significant business with our first-to-market 4D imaging radar. We believe that we can be the market leaders, with deeply integrated hardware and software products that currently meet the OEM specification requirements for safe Level 2+ to Level 5 autonomy, which constitutes a significant portion of the market.

We believe that we have multiple levers for sustained growth and market opportunities beyond the automotive industry, focusing on attractive, high-growth, and profitable markets. Specifically, we are targeting passenger cars, robotaxi, robotrucks, off highway vehicles and defense and homeland security. Each of these represents a significant global opportunity, historically underserved or completely unaddressed by existing technologies.

Our immediate market focus is on passenger and commercial vehicle safety on highways and ADAS applications. We see significant potential to improve standard ADAS and crash avoidance systems. The growing demand for ADAS is primarily driven by increasingly stringent safety regulations and consumer preferences in China, Europe, and North America. We believe that we are well-positioned to capitalize on this demand. However, while increasing automotive performance requirements may generate higher demand, our success depends on our ability to anticipate and adapt quickly to evolving regulatory standards and industry requirements. Ultimately, market acceptance of active safety technology is influenced by numerous factors.

Adverse economic conditions may also result in a higher rate of losses on future accounts receivables due to credit defaults. As a result, a downturn in the worldwide economy could have a material adverse effect on our business, results of operations, and/or financial condition.

War with Iran, Lebanon, Hamas, Terrorism and Related Conflicts

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israel’s civilian population and industrial centers along Israel’s border with the Gaza Strip and in the Central District of Israel. Following the attack, Israel’s government declared war against Hamas and a military campaign against Hamas. In addition, Hezbollah has attacked military and civilian targets in northern Israel, to which Israel has responded. How long and how intense the current conflict in Gaza becomes is unknown at this time and any continued clash among Israel, Hamas or Hezbollah or other countries in the region including Syria and Iran, may escalate in the future into a greater regional conflict. Although there is a ceasefire with Hamas, we cannot predict when or whether the ceasefire will end.

In June 2025, Israel and the United States bombed Iran’s nuclear facilities, following which Iran filed missiles and drones against Israel most of which were intercepted. On February 28, 2026, the United States and Israel launched military attacks against Iran, targeting primarily nuclear, military and leadership sites. These strikes are continuing as of the date of this report, and Iran is firing missiles and drones against Israel and against other Arab countries which Iran perceives as allied with the United States. In support of Iran, Hezbollah commenced strikes against Israel, and Israel responded with air attacks against Lebanon and has announced a ground attack on the southern portion of Lebanon which borders Israel. As a result of these hostilities, missiles and drones are fired at Israel, including Tel Aviv, on a daily basis, there is a call-up of Israel’s working population, including some of our employees, and the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies may affect our business. To date, our operations and financial results have not been affected in any material effect, and we are constantly considering and taking different measures to address these conflict risks. However, if a missile will strike in the area where our offices are located, our ability to conduct business will be impaired although we have a contingency plan in such event.

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

ADAS and Autonomous Driving Regulation

Demand for our solutions is influenced by the impact of regulation and the ratings systems deployed by the various NCAPs, particularly the Euro NCAP ,the U.S. NCAP and the Chinese SAMR, administered by the National Highway Traffic Safety Administration. As these NCAPs demand more ADAS applications like automatic emergency braking, we believe that OEMs will increasingly include ADAS as a standard feature in their models to maintain or to achieve the highest safety ratings. In many countries, these safety assessments have created a “market for safety” as car manufacturers seek to demonstrate that their models satisfy the NCAPs’ highest ratings. We expect national NCAPs. led by the Euro NCAP, to continue to add specific ADAS applications to their evaluation items over the next several years. In recent years, as regulatory requirements and NCAP ratings have increased, OEMs have also begun to highlight their safety features as a competitive advantage. In China, the State Administration for Market Regulation (SAMR) (together with MIIT) has also been tightening oversight of intelligent connected vehicles, especially around product compliance, recalls, and over-the-air (OTA) software updates that may affect vehicle safety performance. Under a joint MIIT–SAMR notice dated February 25, 2025, manufacturers are expected to strengthen safety management of OTA upgrades, improve traceability and documentation, and ensure appropriate handling of potential safety defects through recall and related mechanisms—reflecting regulators’ focus on preventing unsafe deployment of driver-assistance and automated driving functions via software changes.

As additional regulations are implemented around the world, we expect this to lead to increased global adoption of ADAS, and we believe that we are well positioned to benefit from these increasing safety regulations globally, particularly due to the verifiable nature of our current and future solutions.

In February 2026, the Self Drive Act was introduced in the U.S. House of Representatives to establish a federal framework for the regulation of ADS. While the Self Drive Act seeks to provide regulatory certainty, it introduces new and rigorous requirements that could materially affect our business, financial condition, and results of operations.

Key provisions of with this proposed legislation and its anticipated implementation include:

●	Mandatory “Safety Case” Requirements: The Self Drive Act requires manufacturers to develop a comprehensive “safety case”—a structured argument supported by evidence—demonstrating that an ADS-equipped vehicle does not pose an unreasonable risk to safety. As a provider of high-definition 4D imaging radar chipsets, which are critical components of these systems, we may be required to provide extensive data, testing results, and proprietary technical documentation to our OEM and Tier 1 customers to support their federal safety certifications. Any inability to provide sufficient evidence or any determination by the National Highway Traffic Safety Administration (“NHTSA”) that systems incorporating our technology do not meet these new standards could lead to a loss of customers or exclusion from the U.S. market.

●	National Security and Supply Chain Restrictions: The legislation includes provisions focused on the security of connected vehicles and directs reviews of the supply chain for ADS software and hardware. Given that our principal research and development and manufacturing operations are located in Israel and our Tier 1 suppliers are located outside of the United States, any future federal rules that restrict the use of foreign-sourced technology in U.S. autonomous vehicles—or prioritize “Made in America” requirements—could put us at a competitive disadvantage compared to U.S.-based companies.

●	New Federal Safety Standards and Timelines: The Self Drive Act mandates that NHTSA issue final rules prescribing new motor vehicle safety standards for ADS by September 2027. The uncertainty surrounding the “objective content requirements” of these future standards may cause our OEM customers to delay serial production or redesign their sensor suites, which could result in the deferral of revenue or increased expenses for us as we seek to align our chipset specifications with evolving federal mandates.

●	Data Reporting and Liability: The Self Drive Act proposes a National Automated Vehicle Safety Data Repository, requiring the reporting of crash data involving ADS. If vehicles equipped with our radar chipsets are involved in accidents, the resulting public data could lead to increased litigation, reputational damage, or regulatory scrutiny, regardless of whether our technology was at fault.

The Self Drive Act represents a significant shift from the current voluntary safety self-assessment framework to a more formal, mandatory federal oversight regime. If we or our customers fail to comply with the Self Drive Act ’s requirements once finalized, or if the costs of compliance exceed our expectations, our ability to compete in the U.S. automotive market would be significantly impaired. This bill has not been enacted into legislation and we cannot predict whether it will become law or, if it become law, what the terms of the law will be.

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

[5]	https://www.marketsandmarkets.com/Market-Reports/driver-assistance-systems-market-1201.html

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

Results of Operations

Years Ended December 31, 2025, 2024 and 2023

	Year Ended December 31,
(dollars in thousands)	2025	2024	2023
Revenues	$1,026	$768	$1,470
Cost of Revenues	1,828	1,553	1,508
Gross Loss	(802)	(785)	(38)
Operating Expenses:
Research and Development	34,820	35,091	34,082
Sales and Marketing	5,039	5,430	5,194
General and Administrative	7,544	8,347	7,571
Total Operating Expenses	47,403	48,868	46,847
Operating Loss	$(48,205)	$(49,653)	$(46,885)
Financial (Income), net	(1,784)	(336)	(3,385)
Net Loss	$(46,421)	$(49,317)	$(43,500)

Basic loss per share attributable to ordinary shareholders	$(0.42)	$(0.61)	$(0.60)
Weighted-average number of ordinary shares used in computing basic loss per share ordinary share	111,382,369	80,949,032	72,021,520

Diluted loss per share attributable to ordinary shareholders	$(0.42)	$(0.61)	$(0.61)
Weighted-average number of ordinary shares used in computing diluted loss per ordinary share \	111,382,369	80,949,032	72,053,372

Revenue

The following table sets forth our revenue for the years ended December 31, 2025, 2024 and 2023 by geographic region (dollars in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by Geography:
China	$6	0.6%	$254	33.1%	$639	43.5%
Hong Kong	16	1.5%	-	-%	266	18.1%
Sweden	747	72.8%	224	29.2%	247	16.8%
USA	204	19.9%	220	28.6%	148	10.1%
Germany	-	-	20	2.6%	81	5.5%
Israel	53	5.2%	50	6.5%	50	3.4%
Other	-	-	-	-	39	2.6%
Total revenue	$1,026	100%	$768	100%	1,470	100%

The increase in revenue in 2025 compared to 2024 was primarily driven by sales of chipsets mainly to non-automotive applications.

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

Cost of revenue for 2025 was approximately $1.8 million, resulting in a gross loss of approximately $0.8 million.

Cost of revenue for 2024 was approximately $1.6 million, resulting in a gross loss of approximately $0.8 million.

Cost of revenue for 2023 was approximately $1.5 million, resulting in a gross loss of approximately $0.04 million.

Gross Margin

Gross margin for 2025 was negative margin of 78.2% compared to a negative gross margin of 102.2% in 2024, and to 2.6% negative gross margin in 2023. The negative gross margin in 2025 primarily resulted from low revenue levels relative to fixed operating cost. The negative gross margin in 2024 primarily resulted from low level of revenue and the increase in our labor cost. The negative gross margin in 2023 primarily resulted from reduced revenue and fixed costs.

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

Our principal operating expenses is research and development, which was approximately $34.8 million in 2025, $35.1 million in 2024 and $34.1 million in 2023. The decrease of $0.3 million in 2025 compared to 2024 was mainly due to a decrease in shared-based compensation expenses partially offset by an increase due to unfavorable foreign exchange impact, by increase in material cost and to a lesser extent by merit-based salary increases The increase of $1.0 million in 2024 compared to 2023 was mainly due to an increase in share-based compensation expenses and an increase in our work force and subcontractors costs, partially offset by the reduction in material costs expenses associated with our advancement toward production ramp up.

Research and development expenses in 2026 will include mainly activities relating to product enhancement and new products as well as the development of the next generation radar system.

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

Sales and marketing expenses were approximately $5 million in 2025 compared to $5.4 million in 2024 and $5.2 million in 2023. The decrease of $0.4 million in 2025 compared to 2024 was primarily driven by the decrease in shared-based compensation expenses partially offset by increases in labor cost and unfavorable foreign exchange impact. The increase of $0.2 million in 2024 compared to 2023 was primarily attributed to an increase in workforce and to an increase in share-based compensation expenses.

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

General and administrative expenses, which were approximately $7.5 million in 2025, $8.3 million in 2024 and approximately $7.6 million in 2023. The decrease of $0.8 million in 2025 compared to 2024 was mainly related to a decrease in shared-based compensation expenses partially offset by increases in labor cost and unfavorable foreign exchange impact. The increase of $0.7 million in 2024 compared to 2023 was related to the increase in share-based compensation, the provision of doubtful debt and to a lesser extent increase in labor, those were partially offset by savings in our directors and officers’ (D&O) insurance premium.

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

Financial income, net of $1.8 million in 2025, was primarily related to deposits interest and call options, the effects of changes in the warrant liability for warrants that are not treated as equity partially offset by Bond revaluation, the revaluation of the lease liability, and to a lesser extent foreign exchange rate revaluations and issuance costs. Financial income, net of $0.3 million in 2024, was primarily related to bank deposit interest, and to a lesser extent, warrants revaluation income partially offset by bond financing expenses and to a lesser extent unfavorable foreign exchange rate revaluations. Financial income, net of $3.4 million in 2023, was primarily related to deposit interest, favorable foreign exchange rate revaluations and to a lesser extent, warrants revaluation income.

Liquidity and Capital Resources

In June 2024, we issued convertible bonds in the principal amount of NIS 110 million (approximately $30 million (on TASE. The proceeds from the sale of the bonds, which were approximately NIS 112.4 million (approximately $30.5 million), were placed in escrow, to be released to us upon meeting certain conditions by March 31, 2025, or earlier upon conversion of the bonds, all as set forth in the deed of trust pursuant to which the bonds were issued. At December 31, 2024, all of the bonds were outstanding and all of the funds were held in the escrow account. During January 2025, bonds in the principal amount of NIS 78.5 million were converted into 8,233,177 ordinary shares, and we received NIS 78.5 million (approximately $22.4 million gross proceeds including interest from the escrow funds). The deed of trust pursuant to which the bonds were issued provides for the release of the funds from escrow (to the extent not released upon conversion of the bonds) if certain conditions are met by March 31, 2025. On March 20, 2025, following approval by the holders of a majority of the outstanding bonds, the date by which we must meet the conditions to the release of the funds from escrow was extended from March 31, 2025 to December 31, 2025. On December 31, 2024 and on the date of this annual report, these conditions had not been met. If we do not meet the release conditions by December 31, 2025, we will be required to effect an early redemption of the bonds, which will result in using the remaining funds in the escrow account to pay the bonds, and we will be required to pay the trustee such additional amounts as are required to pay the interest and any payment due as a result of the differential in the exchange rate. We will use our available funds to make any necessary payments to the trustee.

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

Selected Balance Sheet Information (dollars in thousands).

	December 31.
	2025	2024
Current assets	$71,779	$57,631
Working capital	38,863	21,225
Accumulated deficit	(299,378)	(252,957)
Shareholders’ equity	39,569	22,496

As of December 31, 2025, we had cash and cash equivalents totaling $4.3 million and short term bank deposits totaling $40.7 million. We use our funds primarily for our operating activities. Cash and cash equivalents are invested in accordance with our investment policy.

Cash Flow Summary

The following table summarizes our cash flows for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Years Ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(38,124)	$(32,502)	$(33,513)
Net cash provided by (used in) investing activities	(24,671)	3,987	(15,251)
Net cash provided by financing activities	53,429	13,533	23,199
Net decrease in cash and cash equivalents and restricted cash	(9,366)	(15,240)	(25,612)

Operating Activities

During the year ended December 31, 2025, operating activities used approximately $38.1 million in cash. The primary factors affecting operating cash flows during 2025 were the net loss of approximately $46.4 million, reduced by non-cash charges of approximately $8.3 million consisting of $9.8 million of share-based compensation, depreciation of approximately $0.5 million, and finance income of approximately $5.3 million. Additionally, our working capital has increased by approximately $3.2 million.

During the year ended December 31, 2024, operating activities used approximately $32.5 million in cash. The primary factors affecting operating cash flows during 2024 were the net loss of approximately $49.3 million, reduced by non-cash charges of approximately $16.5 million consisting of $15.7 million of share-based compensation, depreciation of approximately $0.6 million, revaluation of warrant liability and bond-related expenses of approximately $0.2 million, and finance income of approximately $0.3 million Additionally, our working capital has increased by approximately $0.3 million.

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

Investing Activities

During the year ended December 31, 2025, cash provided by investing activities was approximately $24.7 million, which was primarily from cash provided by short-term deposits consist of approximately $24.4 million and purchase from cash used to equipment and leasehold improvements of approximately $0.3.

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

Financing Activities

During the year ended December 31, 2025, cash provided by financing activities was approximately $53.4 million, consisting primarily of proceeds from issuance of ordinary shares of approximately $30.8 million, proceeds from conversion of convertible debentures of $21.7 million, exercise of options and warrants of approximately $0.9 million.

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

Funding Requirements

We expect our 2026 expenses to reduce compare to our 2025 level as we implemented cost-reduction measures, extending our financial runway and better aligning our workforce with strategic priorities. Our production build-up efforts have stabilized, and we have progressed toward the production phase, alongside our efforts to streamline our expenses and to emphasize resources to support our next step target to the production and commercialization stage. We continue to expand our research and development activities and expect to incur commercialization expenses related to product sales, marketing, manufacturing and distribution. Our costs and revenue can be impacted by the conditions described in the ‘Overview under Market Trends and Uncertainties as well as the factors described in Risk Factors, which would affect our requirement for additional funding.

We also expect to continue to incur losses before we receive sufficient revenues to offset our expenses. We anticipate that we will shift toward profitable operations in the coming years. We anticipate the current cash balance together with our revenues will enable us to continue until we are cash flow positive from operations.

Our losses will be driven by:

●	Expanding production capabilities to bring our chipset to automotive grade production;

●	expanding our design, development, installation and servicing capabilities; .
●	delays by automobile manufacturers in making final decisions relating to the next generation of automobiles requiring ADAS features and the introduction of advanced driver assisted capabilities as well as autonomous vehicles (AV), as a result of broader economic shifts that we believe are leading to short-term delays in the automobile manufacturers roll-out of advanced driver assistance systems;

●	significant investment in research and development; Introduction of the radar system to new markets and customers which require investments in sales, marketing, support, operations and development

●	increase our sales and marketing activities and develop our distribution infrastructure; and

●	increase our general and administrative expenses to support the growth and public company infrastructure.

In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in sufficient revenues, which would further increase our losses.

During December 2025, we completed a private placement of $15.7 million, through a follow-on offering as an expansion of our existing outstanding Series A Convertible Bonds. This amount is held in escrow under the series A Convertible Bonds.

During January 2026, we raised gross proceeds of $18.5 from an underwritten registered public offering, at a share price of $1.4.

Although we believe that our balance sheet is strong, following the funds raised in January 2026 and during 2025, in the event that we need additional funding in anticipation of our proposed production ramp up in 2026, we will consider seeking to raise funds through the sale of equity securities or convertible debt. As of the date of this annual report, we have no plans for any such offering.

See Item 11 with respect to Quantitative and Qualitative Disclosures about Market Risk.

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

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, our Post-Combination Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which we achieve total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we issue more than $1 billion in non-convertible debt in the prior three-year period or (iv) five fiscal years after we complete an initial public offering, which was in October 2021. We expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. We will cease to be an emerging growth company with the year beginning January 1, 2027.

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

Name	Age	Position(s)
Yair Shamir	80	Director and Chairman of the Board
Boaz Schwartz, PhD	63	Director
E. Scott Crist	59	Director
Thilo Koslowski		Director
Chris Van Dan Elzen	54	Director
Yonina Eldar, PhD	53	Director
Kobi Marenko	52	Chief Executive Officer and Director (co-founder)
Noam Arkind, PhD	39	Chief Technology Officer and Director (co-founder)
Karine Pinto-Flomenboim	48	Chief Financial Officer
Ram Machness	53	Chief Business Officer
Shlomit Hacohen	52	Chief Marketing Officer
Shay Naeh	56	Vice President Operations
Nadav Snir	45	Vice President IC
Ori Harel	56	Vice President Product

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

Boaz Schwartz PhD, Director

Dr. Schwartz was appointed as a director on October 7, 2021, upon closing of the Merger. Dr. Schwartz is a seasoned finance professional and a tech investor. Dr. Schwartz has founded and managed Deutsche Bank Israel for 24 years and until December 2020. Following his retirement from Deutsche Bank, Dr. Schwartz became an active tech investor in both early and late-stage companies. He has a wide portfolio of investments in Fintech, Autotech and other technology related ventures. Dr. Schwartz is an active investor and works closely with his investee companies helping on both strategy and finance related matters. Dr. Schwartz has developed Deutsche Bank Israel to become one of the leading global investment banks operating in Israel with very strong corporate finance advisory franchise, the leading project finance bank in Israel, the top foreign bank on TASE, and a leading trader in the Israeli fixed income and forex. Dr. Schwartz is a senior advisor to Vitruvian Partners in Israel; a board member and chairman of the finance committee of IDC Herzliya — the only private university in Israel; Covercy Ltd — a real estate investment management SaaS platform and Foretellix Ltd. - a verification and validation automation tool for autonomous vehicles; a board observer of Addionics Ltd. - an enabling battery technology for automotive industry and Trieye - a leading HD SWIR imaging and 3D camera developer; and theChairman of Zabar Solar Ltd. - a leading green energy developer and operator. Dr. Schwartz is also a long time member of the Israeli chapter of the YPO. Dr. Schwartz earned a PhD in Finance from the University of Chicago; MBA with Distinction from the Wharton School at the University of Pennsylvania; MSc and BSc in Electrical Engineering from the University of Tel Aviv.

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

Chris Van Dan Elzen, Director

Mr. Van Dan Elzen has served as a professional advisor to Arbe since April 2024. Mr. Van Dan Elzen is an engineer with an MBA and significant experience for 30 years in automotive OEM and Tier-1 supplier markets. From 2016 through 2023, Mr. Van Dan Elzen served multiple roles at Veoneer, Inc. From 2019 through 2021 Mr. Van Dan Elzen was vice president and managing director of their General Motors business unit, including responsibility for all Veoneer, Inc. activities as a supplier to OEM of General Motors. From 2021 through 2023, Mr. Van Dan Elzen was executive vice president of Veoneer, Inc. in its active safety and radar product divisions. Following Magna Electronics’ acquisition of Veoneer, Inc. in June 2023 through January 2024, Mr. Van Dan Elzen was vice president of its radar products division. From February 2024, Mr. Van Dan Elzen has served as Global Managing Director of the ADAS Collective, which focuses on advice to companies in the automotive industry from OEMs to Tier 2 companies. Mr. Van Dan Elzen holds a Master of Business Administration (MBA) degree from the University of Michigan and a Master of Science degree in Engineering from Oakland University, specializing in Artificial Intelligence and Control Systems. He also holds three Bachelor of Science degrees from Oakland University that include: Electrical Engineering, Computer Engineering and Robotic Systems Engineering.

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

Senior Management

Kobi Marenko, Chief Executive Officer, Co-Founder and Director

Mr. Marenko has served as a director and our Chief Executive Officer since inception on November 4, 2015. On April 1, 2026, Mr. Marenko will step down as Chief Executive Officer and assume the position of President. Jacob Marinka, who is also known as Kobi Marenko, is an entrepreneur with over 25 years of experience in leading technology and media startups from seed stage to acquisition. Prior to founding us, from 2012 to 2014, Mr. Marenko was the founder and President of Taptica, a mobile DSP listed on the London Stock Exchange (LON: TRMR). Prior to this experience, from 2004-2012, Mr. Marenko was the founder and CEO of Logia, a mobile content platform acquired by Digital Turbine (NASDAQ: APPS). For over 20 years, Mr. Marenko was leading tech and media startups from seed to acquisition. Mr. Marenko holds a BA in Philosophy from Tel Aviv University.

Noam Arkind PhD, Chief Technology Officer, Co-Founder and Director

Dr. Arkind has served as a director and our Chief Technology Officer since inception on November 4, 2015. Dr. Arkind has over 12 years of experience in R&D and holds a Ph.D. in Applied Mathematics from the Robotics Lab at Weizmann Institute of Science. Prior to founding us, from 2013 to 2015, Dr. Arkind led the algorithm development at Taptica and the Space IL control system. Dr. Arkind holds a B.Sc. in Applied Mathematics from Bar Ilan University, a M.Sc. and PhD in Mathematics and Computer Science from the Weizmann Institute of Science.

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

Ram Machness, Chief Business Officer

Mr. Machness has served as our Chief Business Officer since April 30, 2018. Mr. Machness leads the product management, customer support, sales and business development. On April 1, 2026, Mr. Machness will assume the position of our Chief Business Officer. Mr. Machness has more than 30 years of experience in embedded systems and the semiconductor and automotive industries. Prior to joining us from 2007 to 2018, Mr. Machness managed the business development, customer engagement and product marketing at Texas Instruments (Nasdaq: TXN), a Global American based technology company that designs and manufactures semiconductors. Prior to this experience, from 2003-2007, Mr. Machness served in various consulting position in companies such DSP Group (Nasdaq: DSPG), a global leader in wireless communications and voice processing chipsets and algorithms for a wide range of smart-enabled devices, and Microsoft (Nasdaq: MSFT), A multinational technology corporation which produces computer software, consumer electronics, personal computers, and related services. His professional experience also includes roles in system engineering and R&D management. Mr. Machness holds a B.A in Computer Science from The Open University and an MBA Tel Aviv University.

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

Ori Hareli, Vice President Product

Mr. Hareli has served as our Vice President Product since November 2025. As Vice President Product, Mr. Hareli leads our Product group. Mr. Hareli has over 30 years of experience in embedded systems. Prior to joining us, Mr. Hareli worked as Senior Director at Parallel Wireless. Prior to Parallel wireless Mr. Hareli served as General Manager at Airspan Networks (IL) from 2016 to 2024 and as VP R&D for more than 10 years prior to that.

Mr. Hareli received an EMBA degree from Kellogg-Recanati (Northwestern and Tel Aviv Universities), and a BA in Computer Science and Economics from Bar Ilan University.

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

Aggregate Compensation of Executive Officers and Directors

For the years ended December 31, 2025 and 2024, we paid an aggregate of $5.3 million and $5.7 million, respectively, in cash and benefits in-kind, including equity compensation, to or accrued on behalf of all of our directors and members of Senior Management for their services in all capacities during 2025 and 2024, and directors’ fees. These amounts include amounts set aside or accruals for pension, severance, retirement or similar benefits or expenses, in the amounts of approximately $351,000 and $309,000, for the years ended December 31, 2025 and 2024, respectively, but does not include reimbursement of business travel, relocation, professional and business association dues and expenses, and other benefit costs commonly reimbursed or paid by companies in Israel which are not treated as compensation. In addition, we incurred $2,301,000 and $3,465,000 of share-based compensation expense related to equity awards made by us to our Senior Management and directors for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, (i) options to purchase 2,586,172 ordinary shares, and (ii) 2,012,411 restricted stock units granted to our current Senior Management and directors were outstanding under our equity incentive plans at a weighted-average exercise price of $4.35 per share.

Equity-based compensation granted to newly appointed Senior Management generally vests over a period of two to four years, commencing one year after the date of grant, with quarterly vesting thereafter. During 2025 and 2024, additional equity-based compensation was granted as a compensatory and retention award to serving Senior Management, and generally vested one-year after the date of grant. For directors, equity-based compensation generally vests over a period of three years with a quarterly vesting.

Individual Compensation of Covered Executives

The table below sets forth the compensation paid to our five most highly compensated ‘office holders’ (as defined by the Israeli Companies Law) during or with respect to the year ended December 31, 2025, and as recorded in the financial statements for such period. We refer to those five individuals for whom disclosure is provided herein as our “Covered Executives.”

The term “compensation” for purposes of this section regarding the Covered Executives refers to the term “Terms of Office and Employment” as defined under the Israeli Companies Law, which includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits to the extent applicable, and any undertaking to provide such compensation. Each of the Covered Executives is covered by our directors and officers liability insurance policy and is entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Summary Compensation Table:

Information Regarding the Covered Executive (in U.S. dollars)(1)
Name and Principal Position(2)	Salary(3)	Bonus(4)	Financial Expense for Equity-Based Compensation(5)	All Other Compensation (6)	Total
Kobi Marenko, Chief Executive Officer	$317,380	$97,264	$334,167	$3,187	$751,998
Noam Arkind PhD, Chief Technology Officer	352,675	97,264	334,167	3,187	787,293
Ram Machness, Chief Business Officer	288,913	60,938	392,261	18,442	760,553
Karine Pinto-Flomenboim, Chief Financial Officer	248,015	47,330	356,135	3,187	654,667
Shlomit Hacohen, Chief Marketing Officer	203,283	39,497	279,788	3,187	525,754

(1)	All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2025, plus compensation paid to such Covered Executives in 2026 in respect of employment provided during 2025.

(2)	All Covered Executive listed in the table are full-time employees.

(3)	Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, convalescence recreation pay and other benefits and perquisites consistent with our policies, to the extent applicable.

(4)	The annual compensatory and retention award covering the period from April 1, 2025 through April 1, 2026 consist of RSUs grant and a cash retention bonus. Both components vested one-year after the date of grant on April 1, 2026, subject to continued employment with the Company through that date. The cash retention bonus is recognized on a straight-line basis over the one year vesting period, consistent with the accounting treatment of the equity component. Under this Bonus column, we included compensation to be paid to such Covered Executives on April 1, 2026 in respect of employment provided during 2025.

(5)	The equity-based compensation represents the “financial expense” as reflected in our consolidated financial statements for the year ended December 31, 2025, with respect to equity-based compensation vested during 2025. The amount of equity-based compensation does not represent the market value, nor does it represent the number of RSUs or options granted to our Covered Executives; rather it reflects the non-cash financial expenses amortized for such equity-based compensation in our financial statements for the year ended December 31, 2025. Assumptions and key variables used in the calculation of such amounts are described in Note 10 of Notes to our Consolidated Financial Statements, which are included in this annual report.

(6)	All other compensation represents mainly incidental monetary benefits.

Non-Executive Director Remuneration

The current composition of our Board of Directors includes six out of eight directors who do not occupy executive positions with us (Mr. Shamir, and Mr. Crist, hereinafter “Non-Executive Directors”), four of whom we consider to be industry experts (Dr. Schwartz, Mr. Koslowski, Mr. Chris Van Dan Elzen, and Prof. Eldar, hereinafter “Industry Expert Directors”). Two directors are held as executive officers (Mr. Marenko and Dr. Arkind, hereinafter “Executive Directors”).

Consistent with our Compensation Policy for directors and officers, our Compensation Committee, Board and the shareholders, have approved that Industry Expert Directors shall receive an annual fee of $50,000, other than Dr. Boaz Schwartz who is the chairman of our Audit Committee and our Compensation Committee and receives an annual fee of $100,000.

In addition to his membership in the Board, Mr. Chris Van Dan Elzen also provides advisory services to us and therefore receives an annual fee of $120,000, of which $50,000 for his service on the Board and $70,000 for his ongoing advisory services.

Other Non-Executive Directors receive an annual fee of $30,000 plus applicable value added tax as remuneration for their service on the Board.

In addition, our Compensation Committee, Board and the shareholders have approved, consistent with our Compensation Policy, the grant to our Non-Executive and Industry Expert Directors equity-based compensation, that generally vests over a period of three years with a quarterly vesting, valid for a term of ten years (subject to early expiration in the event of termination of services and as described in our 2021 Plan) as follows:

Name of Director	Shares Subject to Options	Exercise Price	Fully Vested
Dr. Boaz Schwartz	81,589	$8.00	October 2024
	40,000	$2.873	August 2026
	120,000	$1.313	September 2028
Mr. Thilo Koslowski	80,000	$8.00	March 2025
	40,000	$2.873	August 2026
	120,000	$1.313	September 2028
Prof. Yonina Eldar	80,000	$2.074	November 2026
Mr. Yair Shamir	80,000	$2.873	August 2026
Mr. E. Scott Crist	80,000	$2.873	August 2026
Mr. Chris Van Dan Elzen(1)	120,000	$1.313	September 2028

(1)	Prior to his appointment to the Board, Mr. Van Dan Elzen was granted 75,00 RSUs in connection with his advisory services. See Item 7 under “Related-Party Transactions.”

With respect to their services and for participating in board meetings, we reimburse our directors for travel expenses, in accordance with Company policy as applicable for our employees (and for Industry Expert Directors up to an amount of 9,000 Euros a year).

CEO and Executive Directors’ Remuneration

Employment terms

Mr. Kobi Marenko, has served as a director and Chief Executive Officer since inception on November 4, 2015 and is expected to step down from office as Chief Executive Officer as of April 1, 2026 and enter into a new role as the Company’s President. In February 2026 the Board approved such appointment and the appointment of Mr. Ram Machness, Arbe’s Chief Business Officer, as Chief Executive Officer, effective April 1, 2026.

Mr. Ram Machness, as Chief Executive Officer, shall be entitled to (i) a gross monthly salary of NIS 80,000 (approximately $25,078) as his predecessor, with accompanied benefits under Company policy common to other Israeli executive officers; (ii) an equity-based award of 1.5 million RSUs, with a vesting schedule over four years commencing one year after the date of commencement of his position as Chief Executive Officer, with quarterly vesting thereafter; (iii) a bonus plan to enable up to four times his base salary upon the achievement of pre-defined criteria, similar to the Bonus Plan terms approved by the shareholders of the Company; and (iv) an employer loan program to cover mandatory taxation payments upon each RSU vesting event. His proposed compensation package has been approved by the Compensation Committee and the Board and is subject to the approval of the Company’s shareholders at the 2026 annual general meeting. In addition, as Chief Business Officer, Ram Machness shall be entitled to relocation expenses in accordance with the Company’s policy.

Mr. Kobi Marenko, as our nominated President, will continue to serve as a member of our board of directors and will maintain his current base salary of NIS 80,000 (approximately $25,078) and benefits, with no additional entitlement to bonuses in his capacity as President. His outstanding equity awards previously granted to him as CEO will continue to vest. His proposed compensation package has been approved by the Compensation Committee and the Board and is subject to the approval of the Company’s shareholders at the 2026 annual general meeting.

As part of its retention efforts, the Company adopted an annual compensation plan for the year 2025 for all the Company’s employees who have been with the Company for approximately one year on March 31, 2025, consisting of an RSU grant and cash bonus, with both components both components fully vesting on April 1, 2026 (the “2025 Compensation Plan”). The Compensation Committee and the Board have approved this Compensation Plan, and, as part of it, approved the grant of 92,500 RSUs and a cash bonus of US$120,250 to each of Mr. Kobi Marenko and Dr. Noam Arkind, which was approved by the shareholders at their annual general meeting held in September 2025. As part of its retention efforts, the Company plans to adopt an annual compensation plan for the year 2026 for all the Company’s employees who have been with the Company for approximately one year on March 31, 2026, consisting mainly of an RSU grant to be fully vested on April 1, 2027.

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

The 2025 performance goals for the CEO and CTO under the Bonus Plan were approved by the Compensation Committee and the Board, including targets related to Adjusted EBITDA, design-ins with automakers, revenue, and specific radar performance metrics.

Pursuant to the Bonus Plan’s terms, both our CEO and the CTO were not eligible for an annual performance bonus with respect to the years ended on December 31, 2024 and 2025. We intend to adopt a new bonus plan for the CEO and the CTO with respect to the upcoming years and to bring it to the approval of the general meeting of shareholders.

Equity-based compensation

With respect to each of the executive directors, the following equity-based awards were granted:

Name of Officer	Shares Subject to Equity Awards		Exercise Price	Fully Vested
Mr. Kobi Marenko	8,326	(1)	$1.221	March 1, 2024
	300,000	(1)	$6.44	December 16, 2025
	185,000	(2)	N/A	April 1, 2025
	92,500	(2)	N/A	April 1, 2026
Dr. Noam Arkind	7,771	(1)	$1.221	March 1, 2024
	300,000	(1)	$6.44	December 16, 2025
	185,000	(2)	N/A	April 1, 2025
	92,500	(2)	N/A	April 1, 2026
Mr. Ram Machness	1,500,000	(3)	N/A	April 1, 2030

(1)	Options to purchase ordinary shares of the Company

(2)	Restricted share units.

(3)	Restricted share units, subject to shareholders’ approval.

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

Our Compensation Policy for Executive Officers and Directors became effective upon the completion of our merger with ITAC, which is when our ordinary shares became publicly traded, and it will remain in effect for term of five years from that date, and therefore will be brought for shareholder review and approval by our upcoming 2026 annual general meeting of shareholders. Our Compensation Policy for Executive Officers and Directors is filed as an exhibit to this annual report.

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

Our Compensation Policy, which became effective immediately after the initial listing of the Company’s shares at Nasdaq (through the consummation of the merger with ITAC), is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our Compensation Policy includes measures, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

Performance measures. The measurable performance objectives of our chief executive officer will be determined annually by our Compensation Committee (and, if required by law, by our board of directors) and will include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria. Our board of directors has determined measurable performance objectives for our executive directors for the year 2025 under the Bonus Plan, but currently there is no eligibility for bonus under such plan.

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

Insurance, Indemnification and Release

In November 2023, our Compensation Committee and Board approved the purchase of an insurance coverage in respect of the liability of Office Holders currently in office and any additional or others which may be appointed from time to time in the future, for up to $10 million in coverage, consistent with the Company’s Compensation Policy as originally approved by the shareholders under the Israeli Companies Law. In May 2025, the Compensation Committee approved the renewal of the policy for an additional 12 months.

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

Authorized Shares. As of December 31, 2025, there were 1,268,747 ordinary shares subject to options under the 2016 plan and 430,561 ordinary shares reserved and available for issuance under the 2016 Plan. The 2016 Plan provides that ordinary shares subject to options granted under the 2016 Plan that expire or become un-exercisable without having been exercised will become available again for future grants under the 2021 Plan.

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

2021 Equity Incentive Plan

On October 7, 2021, we adopted the 2021 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. The maximum number of shares that may be issued pursuant to the 2021 Plan is the sum of (a) 4,079,427 ordinary shares plus (and without the need to further amend the Plan) (b) on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of ordinary shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. In addition, any remaining ordinary shares reserved and available for issuance under the 2016 Plan can be issued pursuant to the 2021 Plan. As of December 31, 2025, there were 5,957,332 ordinary shares subject to options under the 2021 plan and 1,545,966 ordinary shares reserved and available for issuance under the 2021 Plan. Following the increase in the size of the reserved and available option pool on January 22, 2026, by an additional 3,534,973 ordinary shares, there were a total of 5,511,500 ordinary shares reserved and available for issuance under the 2021 Plan (including any remaining ordinary shares reserved and available for issuance under the 2016 Plan).

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

In the event of termination of a grantee’s employment or service with us or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by request or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within such date, will terminate and the shares covered by such awards will again be available for issuance under the 2021 Plan.

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

C. Board Practices

Terms of Directors and Officers

According to our Restated Articles, our directors are generally appointed by our shareholders. Our board is classified into three classes as follows:

●	Class I directors, who serve until the annual general meeting to be held in 2028. Dr. Noam Arkind and Mr. Chris Van Dan Elzen are our Class I directors.

●	Class II directors, who serve until the annual general meeting in 2026. Dr. Boaz Schwartz, Thilo Koslowski and Prof. Yonina Eldar are our Class II directors.

●	Class III directors, who serve until the annual general meeting in 2027. Mr. Yair Shamir, Mr. Kobi Marenko and Mr. E. Scott Crist are our Class III directors.

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

The Audit Committee has also the authority with respect to the following matters:

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

The members of the Audit Committee are Dr. Boaz Schwartz, Mr. E. Scott Crist and Mr. Thilo Koslowski. Each member is an independent director and “financially literate” under the Nasdaq rules, and Dr. Boaz Schwartz, the chairman of our Audit Committee is an “audit committee financial expert.”

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

The members of the Compensation Committee are Dr. Boaz Schwartz, as chairman, Mr. E. Scott Crist and Mr. Yair Shamir. Each member of the Compensation Committee is an independent director under the Nasdaq standards.

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

The members of the Nominating and Governance Committee are Mr. Yair Shamir, chairman, Mr. Boaz Schwartz and Prof. Yonina Eldar. Each member of the Nominating and Governance Committee is independent under the Nasdaq standards.

Diversity

On December 11, 2024, the United States Court of Appeals for the Fifth Circuit struck down Nasdaq’s board diversity rules, and the SEC did not appeal the ruling. Nasdaq notified listed companies that it respects the court’s decision and did not seek further review. As a result, Nasdaq’s former board diversity rule requirements including the board diversity matrix are no longer applicable.

Under Israeli law, if, at the time an external director is appointed or elected, all members of the board who are neither controlling shareholders nor their relatives are of the same gender, then the new external director must be of the other gender. Since we have a female member of our board, we satisfy the diversity requirement under Israeli law.

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, the board determined that Mr. Yair Shamir, Prof. Yonina Eldar, Dr. Boaz Schwartz, Mr. Thilo Koslowski, and Mr. E Scott Crist are “independent directors” as defined by Nasdaq.

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

D. Employees

As of December 31, 2025, we had 145 employees and consultants, of which, nine individuals provide services to us through consulting agreements. 135 of our employees and consultants were mostly based in Israel, also in the United States, China, and Europe. The following table sets forth a breakdown of our global workforce by category of activity as of December 31, 2025:

	As of December 31,
Category of Activity	2025	2024
Research and development and operations	122	115
Sales and marketing	9	13
General and Administrative	14	16
Total	145	144

At the end of February 2026, the Company has conducted an improved operational efficiency process in which approximately 10% of our workforce will be terminated their engagement with the Company by end of April 2026.

The efficiency process was primarily aimed to extend our financial runway and better aligned our activities and workforce with our future strategic priorities.

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

The following table sets forth information regarding the beneficial ownership of ordinary shares on March 1, 2025, by

●	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

●	each of our directors, chief executive officer, chief financial officer; and

●	all of our Senior Management and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and information provided to us, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 1, 2026 through the exercise of any option, warrant, convertible security or other right. As of March 1, 2026, there were 122,649,743 ordinary shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Kobi Marenko(2)	2,200,058	1.79%
Noam Arkind(3)	2,409,253	1.96%
Karine Pinto-Flomenboim(4)	295,420	*
Yair Shamir(5)	1,964,102	1.60%
Boaz Schwartz(6)	433,541	*
E. Scott Crist(7)	3,673,879	2.94%
Thilo Koslowski(8)	133,333	*
Prof. Yonina Eldar(8)	60,000	*
Chris Van Dan Elzen(4)	95,000	*
All directors and Senior Management as a group	12,759,366	10.02%
Five Percent Holders:
AWM Investment Company, Inc. (9)	17,770,026	9.99%
Alyeska Master Fund, L.P.(10)	14,392,760	9.99%

*	Less than 1%

(1)	Unless otherwise noted, the address for each named beneficial owner who is a director or senior management is c/o Arbe Robotics Ltd., HaHashmonaim St. 107, Tel Aviv-Yafo, Israel.

(2)	Consists of 1,614,232 ordinary shares held directly by Mr. Marenko, 308,326 ordinary shares subject to options, 277,500 restricted stock units.

(3)	Consists of 1,823,982 ordinary shares held directly by Dr. Arkind, 307,771 ordinary shares subject to options and 277,500 restricted stock units.

(4)	Consists of ordinary shares subject to options and restricted stock units.

(5)	Consists of (i) 1,897,436 ordinary shares issued to CATALYST IV FUND L.P. and (ii) 66,666 ordinary shares subject to options granted to Mr. Shamir. Mr. Shamir is affiliated with CEL Catalyst Mobility Ltd. but disclaims any beneficial ownership of the shares owned by CEL Catalyst Mobility Ltd. except to the extent of any pecuniary interest Mr. Shamir may have therein, directly or indirectly.

(6)	Consist of: (i) 298,619 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary, and (ii) 134,922 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(7)	Consists of (i) 964,182 ordinary shares owned by Mr. Crist, (ii) 340,000 ordinary shares held by Texas Ventures Mgmt, LLC (“Texas Ventures”), (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants owned by Mr. Crist and (iv) 66,666 ordinary shares subject to options granted to Mr. Crist. Mr. Crist is chief executive officer and majority owner of Texas Ventures and has the right to vote and dispose of securities held by Texas Ventures. Mr. Crist disclaims any beneficial ownership of the shares held by Texas Ventures other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(8)	Consist of ordinary shares subject to options.

(9)	Consists of: (i) 1,353,067 Ordinary Shares, 2,008,449 Pre-Funded Warrants and 4,016,898 warrants held by Special Situations Fund III QP, L.P. (ii) 479,627 Ordinary Shares, 477,400 Pre-Funded warrants and 954,800 warrants held by Special Situations Cayman Fund, L.P. (iii) 723,919 Ordinary Shares, 352,963 Pre-Funded Warrants and 705,926 warrants held by Special Situations Private Equity Fund, L.P. (iv) 462,336 Ordinary Shares, 212,721 Pre-Funded Warrants and 425,442 warrants held by Special Situations Technology Fund, L.P. and (v), 2,582,948 Ordinary Shares, 904,510 Pre-Funded Warrants and 1,809,020 warrants held by Special Situations Technology Fund II, L.P. The warrants described herein may only be exercised to the extent that the total number of Ordinary Shares beneficial owned by the holder and its affiliates after such exercise does not exceed 9.99% of the outstanding shares. AWM Investment Company, Inc., a Delaware corporation (“AWM”), is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (“SSF CAYMAN”), Special Situations Fund III QP, L.P., a Delaware limited partnership (“SSFQP”), Special Situations Private Equity Fund, L.P., a Delaware limited partnership (“SSPE”), Special Situations Technology Fund, L.P., a Delaware limited partnership (“SSF TECH”) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (“SSF TECH II”). Mr. David M. Greenhouse (“Greenhouse”) and Mr. Adam C. Stettner (“Stettner”) are limited partners of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP. Greenhouse and Stettner are members of, SSCayman, L.L.C., a Delaware limited liability company, the general partner of SSF CAYMAN, MG Advisers, L.L.C., a New York limited liability company, the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of SSF TECH and SSF TECH II. Greenhouse and Stettner are also the controlling principals of AWM and have the power to direct, vote and dispose of the shares The business address for AMW is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(10)	Consists of: 6,480,674 Ordinary Shares and 7,912,086 warrants held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. (the “Alyeska Master Fund”), has voting and investment control of the shares held by Alyeska Master Fund. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund. The warrants described herein may only be exercised to the extent that the total number of Ordinary Shares then beneficial owned does not exceed 9.99% of the outstanding shares. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Section E, “Share Ownership,” under Item 6 for information as to our major shareholders.

B.	Related Party Transactions

This section refers to related-party transactions subsequent to December 31, 2023 with respect to our directors and executive officers, which are unusual and not in the ordinary course of business of the Company and does not include compensation or indemnification of Senior Management, which is disclosed above in Item 6.B. Compensation.

1.	We and certain investor shareholders (the “Investor Shareholders”) are parties to an investor rights agreement, as amended, which grants the Investor Shareholders certain registration rights with respect to their ordinary shares, which agreement includes standard covenants and indemnification provisions. In the event that we wish to provide additional registration rights, we may be required to obtain the approval of the holders of majority of the ordinary shares held by the Investor Shareholders for as long they, as a group, continue to hold such majority upon completion of the merger with ITAC. Such approval is not required if the proposed transaction is approved by the majority of our independent directors (currently, a majority of our board of directors are independent directors). This investor rights agreement will continue and survive for a period of five years after the closing of the merger with ITAC, or earlier upon the consummation of any consolidation or merger of the Company with or into a third party as described under the agreement. The Investor Shareholders are able to sell their ordinary shares pursuant to Rule 144 as long as we are current in our required SEC filings. With this filing of this annual report on Form 20-F, we will continue to be current with our required SEC filing.

2.	During June 2023, we raised $23.0 million in an offering. Existing investors participated in this offering. The aggregate net proceeds received from the offering were $22.5 million net of issuance costs. Two of the investors in the financing were affiliates of two of our directors. Catalyst Investments, and Geneva Insurance Group, invested $5.3 million and $250,000, respectively. Mr. Yair Shamir, chairman and a director is co-founder and managing partner of Catalyst Investments, and Mr. Boaz Scwartz, a director, is a beneficiary of a master trust held by Geneva Insurance Group (Barbados) Inc. and Mr. Schwartz is one of three members of the investment committee of the master trust. The participations in the offering was made on the same terms as other investors in the offering.

3.	Alyeska Master Fund, L.P. (“Alyeska”), a major shareholder, participated in the Company’s underwritten registered direct offering in January 2025, and in the Company’s underwritten registered direct offering in January 2026. SSF/AWM, a major shareholder, participated in the Company’s underwritten registered direct offering in January 2025, and in the Company’s underwritten registered direct offering in January 2026. The participations in both offerings were made on the same terms as other investors in the respective offerings.

4.	Mr. Chris Van Dan Elzen, a member of our Board, provides advisory services to the Company as of April 2024. In connection with these advisory services, he was entitled to cash retainer of USD$10,000 per month and has been granted with an equity-based award of 75,000 RSUs, fully vested in April 2026. As of his appointment as a member of our Board in September 2025, in connection with his advisory services he is entitled to an annual cash retainer of USD 70,000 in addition to his director’s fee and equity grant as a member of our board.

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

We have convertible bonds which are traded on the TASE. For further information see Item 12 below under “Debt Securities.”

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares and public warrants are currently traded on the Nasdaq Stock Market. Our ordinary shares are also traded on the TASE. Our Series A convertible bonds are listed for trade on the TASE.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We are an Israeli company, and our affairs are governed by our Restated Articles of Association (the “Restated Articles”) and the Israeli Companies Law. The following are summaries of material provisions of our Restated Articles and the Israeli Companies Law insofar as they relate to the material terms of our ordinary shares. This description does not purport to be complete and is qualified in its entirety by reference to the full text of our Restated Articles, which is filed as an exhibit to this Form 20-F, and by the Israeli Companies Law.

Authorized Capital

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.000216. As of March 1, 2026, we had 109,188,112 ordinary shares outstanding.

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

Shares with preferential rights relating, among other things, to dividends, voting and repayment of share capital can be created by adoption of a resolution of the shareholders at a general meeting of shareholders at which a quorum is present, by a majority of the voting power represented at the meeting in person or by proxy and voting thereon. We can effect a share distribution or share dividend with board approval. A stock split (as well as other changes to our authorized capital, including an increase to the authorized capital and a reverse stock split) require the approval of the holders of a majority of the outstanding ordinary shares present with the required quorum. If we have more than one class of shares outstanding, modification or abrogation of the rights of any class of shares requires the approval of a majority of the shareholders, acting as a single class at a meeting at which a quorum is present, without any required separate resolution of any class of shares.

Any transaction that has the effect of reducing the share capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, with certain exceptions, as discussed below under “Dividends and Liquidation: requires the approval of both the board of directors and an Israeli court. As of December 31, 2025, we did not have retained earnings or profits.

Election and Removal of Directors

Pursuant to our Restated Articles, directors will be appointed by a simple majority vote of holders of the voting shares, participating and voting at an annual general meeting of the shareholders at which a quorum is present. Our ordinary shares are currently our only voting shares. Our Restated Articles provide that the board of directors consists of not fewer than three and not more than nine directors.

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

In addition, our Restated Articles allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our Restated Articles (which is currently nine members). Such directors serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated or in the case of new directors, for a term of office according to the class to which such director is assigned upon appointment.

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

Furthermore, the Israeli Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to the articles of association;

●	appointment or termination of auditors;

●	appointment of external directors (to the extent required);

●	approval of certain related party transactions as required by law;

●	increases or reductions of authorized share capital, including a reverse split of our ordinary shares, and the creation of preferred shares.

●	a merger or sale by the company of substantially all of its business and assets; and

●	resolutions required for the management of the company, if the board of directors is unable to resolve or perform its duties.

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

The Israeli Companies Law also provides that a board of a public company must convene a shareholder meeting, among others, if 5% of the shareholders so demands. Those shareholders may add proposals to the agenda of the meeting. In addition, if the board convenes a meeting, then a 1% shareholder may propose new proposals to be added to the agenda of such meeting, but the board is not obliged to accept such proposal and may reject it if it the board determines that the proposal is not “appropriate”.

Quorum

Pursuant to the Restated Articles, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Generally, the quorum required for our general meetings consists of at least two shareholders present in person or by proxy and holding shares representing, in the aggregate, at least 25% of our voting power. If we cease to qualify as a “foreign private issuer” under the U.S. securities laws or if the meeting is convened at a shareholders’ request (see above regarding such rights under the Israeli Companies Law), the quorum is one-third of the voting power.

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

Our Restated Articles also provide that the removal of any director from office requires a vote of a majority of the votes cast at a general meeting at which a quorum is present. Any amendment of the provisions relating to our classified board requires the vote of 60% of the total voting power of the shareholders. A resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, pursuant to the Israeli Companies Law requires the approval of holders of at least 75% of the voting rights represented at the meeting and voting on the resolution provided that a quorum is present.

Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder; (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) or (iii) the approval of certain compensation-related matters of officers and directors – generally require a special disinterested majority approval. Under the Israeli Companies Law a controlling shareholder is defined as any person holding 25% or more of the voting rights in the general meeting of the Company, provided that there is no other person holding more than 50% of the voting rights in the Company. For the purpose of such holding, two or more persons holding voting rights in the Company, each of whom has a personal interest in the approval of the same transaction brought for the Company’s approval, shall be deemed to hold such rights jointly.

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

A director and any other Office Holder who has a personal interest in a transaction which is being considered by the board of directors or the audit committee, may not be present at such a meeting or vote on that matter. However, if a majority of the directors (whether of the audit committee or of the board of directors) has a personal interest in the matter, then it is allowed for those directors to participate, deliberate and vote in such meeting, provided however, that, shareholder approval is also required to approve such transaction.

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

Pursuant to Section 16(a) of the Exchange Act, directors and Office Holders who are executive officers are required to report to the SEC their ownership or their lack of ownership of our equity securities as of March 18, 2026 or the date they become a director or executive officer and to report any changes in ownership.

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

D&O Insurance. Under the Israeli Companies Law, a company may insure an Office Holder against the following liabilities incurred for acts performed as an Office Holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the company;

●	a breach of duty of care to the company or to any other person;

●	a financial liability imposed on such Office Holder in respect to his or her capacity as an Office Holder in favor of any other person; and

●	any other event, occurrence, matter or circumstances under any law with respect to which the company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in the articles of association, then such provision is deemed to be included and incorporated by reference (including, without limitation, in accordance with section 56h(b)(1) of the Securities Law, if and to the extent applicable, Section 50P of the Competition Law)

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

Our Restated Articles, consistent with the Israeli Companies Law, permit us to exempt, indemnify and insure our Office Holders to the extent permitted by law and the Restated Articles. The Office Holders are currently covered by a directors and officers’ (D&O) liability insurance policy.

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

Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and the warrant agent for our publicly traded warrants is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, telephone: (212) 509-4000.

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

C. Material Contracts

On June 27, 2022, we entered into a manufacturing agreement with GlobalFoundries for the manufacturing of our semiconductor products, as well as other services, including pre-production, quality assurance, assembly, testing and supply-chain management. The initial term of the agreement is five years. The agreement includes other customary terms for semiconductor manufacturing agreements, such as product recalls, warranty and business continuity. We depend on GlobalFoundries to manufacture our semiconductor products. As of the date of this annual report, we have not engaged GlobalFoundries to manufacture products in commercial quantities.

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

In December 2025, the Israeli Parliament enacted legislation OECD’s Pillar Two’s global minimum tax framework, which became effective on January 1, 2026. This legislation may affect our tax liability and could increase the corporate income tax imposed on us. The application of these rules involves significant judgment and continues to evolve through administrative guidance and implementation practices in Israel and other jurisdictions. We are evaluating the potential impact of this legislation on our business and will continue to monitor developments.

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

If not exempt, a non-Israeli resident corporate shareholder will generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2026), or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Substantial Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). However, withholding tax rates may be higher than the above tax rates, and therefore in order to be eligible for the capital gains rates mentioned, the taxpayer will need to perform certain administrative procedures with the ITA and obtain a tax certificate from the ITA. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation (23% in 2026) and a marginal tax rate of up to 47% for an individual (assuming the activity does rise to a level of business) in 2026, excluding Surtax as discussed below), unless contrary provisions in a relevant tax treaty apply.

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

An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “Substantial Shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined under section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2026 plus 3% Surtax, when applicable).

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals (Israeli and non-Israeli) who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on their annual income (including, but not limited to, dividends, interest and capital gain) exceeding an annual threshold of NIS 721,560 (as of 2026).

Moreover, subject to the provisions of an applicable tax treaty, as of January 1, 2026, in addition to the surtax described above, an additional surtax at a rate of 2% is imposed on an individual’s (Israeli and non-Israeli) taxable income derived from ‘capital source’ exceeding an annual threshold NIS 721,560 (as of 2026). For this purpose, income derived from ‘capital source’ shall include any income, except for “business income” as defined under section 2(1) of the Ordinance and income from employment.

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

We indirectly acquired substantially all of the assets of ITAC through the Merger. Based upon the terms of the Merger, the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, and certain factual assumptions, we believe that the Section 7874 Percentage of ITAC stockholders in us was less than 80% after the Merger. Accordingly, we are not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties.

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

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

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

There can be no assurances that we will be eligible for benefits of an applicable comprehensive income tax treaty between the U.S. and Israel. In addition, there also can be no assurance that ordinary shares will be considered “readily tradable” on an established securities market in accordance with applicable legal authorities. Furthermore, we will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year, in which case dividends received by certain non-corporate U.S. Holders (including individuals) would not constitute “qualified dividend income”. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ordinary shares.

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

Exercise, Lapse, or Redemption of warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of the warrants for cash. A U.S. Holder’s tax basis in an ordinary share received upon exercise of the warrants generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrants exchanged therefor (assuming the Merger was not a taxable transaction) and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the warrants will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. Holder held the warrants. If the warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrants.

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

Subject to the PFIC rules described below, if we redeem warrants for cash pursuant to the redemption provisions described in the section of this annual report entitled “Description of Warrants” or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of ordinary shares and warrants.”

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrants may be exercised or to the exercise price of the warrants in certain events, as discussed in the section of this annual report captioned “Description of Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the U.S. Holders of such shares as described under “— Distributions on ordinary shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrants received a cash distribution from us equal to the fair market value of such increase in interest.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that ordinary shares will be “regularly traded” for purposes of these rules. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for ordinary shares.

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

I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates, foreign exchange rates and inflation and supply line factors. The effect of inflation and supply line factors and the wars and conflicts in the Middle East are described in Item 5. Operating and Financial Review and Prospects.

Interest Rate Risk

As of December 31, 2025, we had $4 million in cash and cash equivalents and $40.7 million in short term bank deposits, which consisted of funds held in interest-bearing checking accounts. Our primary exposure to interest rate sensitivity affects the interest income we receive and is affected by changes in the general level of Bank of Israel and the United States Fed Funds rate, affects bank interest rates. Due to the short-term nature and the low-risk profile of our interest-bearing accounts, an immediate change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents and short-term restricted bank deposits or on our financial position or results of operations.

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

The bonds were issued pursuant to a deed of trust dated May 30, 2024 by and between us and Mishmeret Trust Company Ltd., as trustee (the “Trustee”) pursuant to a public bid under Israeli law on June 3, 2023 at a price of NIS 1,031 per bonds in the principal amount of NIS 1,000 pursuant to a prospectus filed with the Israel Securities Authority and the TASE. Prior to the public bid, we obtained preliminary commitments from classified investors, who are investors who, under Israeli securities law, do not require the delivery of a prospectus. Certain classified investors who committed to purchase bonds in advance of the public bid, received a commission in the aggregate amount of NIS 1,028,073, which was effected as a reduction of their purchase price. The proceeds from the sale of the bonds, which were approximately NIS 112,400,000 (approximately $30.5 million), were held in escrow subject to release to us upon satisfaction of the following release conditions initially by December 31, 2025, or earlier upon conversion of the bonds.

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

During January 2025, convertible bonds, in the principal amount of NIS 78,462,18 ($22,400) were converted into 8,233,177 ordinary shares, and an amount of $22,400 (including interest) was released from the escrow to the Company.

On March 20, 2025, following approval by the holders of a majority of the outstanding bonds, the date by which we must meet the conditions to the release of funds from escrow was changed from March 31, 2025 to December 31, 2025. We did not meet the release conditions by December 31, 2025.

On December 16, 2025, the terms of the convertible bonds were amended to include: (i) an extension to December 31, 2026 of the date by which the release conditions must be met; (ii) a reduction of the annual interest rate from 6.5% to 4.35%, effective January 1, 2026; and (iii) the addition of a voluntary early redemption mechanism effective as of January 16, 2026, pursuant to which bondholders may elect early redemption and receive the outstanding principal together with an accrued interest and applicable U.S. dollar indexation adjustments.

On December 30, 2025, the Company completed a private placement and issued convertible bonds in the principal amount of NIS 57,600,000 (approximately $15,700,000), through a follow-on offering as an expansion of our existing convertible bonds. The additional bonds were issued on the same terms as the convertible bonds, as amended, including the revised interest rate, the Trustee’s holding of the proceeds in escrow, and trade as an aggregated single series on the TASE.

On January 16, 2026, bonds with an aggregate principal amount of NIS 836,842 were voluntarily redeemed for approximately $230,000. See also Note 15a of Notes to Consolidated Financial Statements.

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

Although the bonds are unsecured obligations, the deed of trust provides that the Trustee will have a security interest, for the benefit of the bondholders, in the escrow funds. We are prohibited, as long as the bonds are outstanding, from creating or agreeing to create in favor of any third party any floating charge of any rank over all of our present and future property and rights to secure any obligation or debt of any kind, unless either the lien is approved by a special resolution of the bonds holders or we create, in favor of the bondholders, concurrently with the grant of the lien to the third party, a charge of equal ranking with the lien to the third party which is pari passu with the lien to the third party. We are also prohibited from incurring financial debt (bonds, bank and non-bank credit) except for unsecured financial debt of up to $2,000,000. Financial debt does not include current liabilities in the framework of our current operations and our normal course of business, which are included in our working capital in respect of inventories, supplier obligations and trade receivables. The Company also has limited rights to issue other series of bonds as long as the Company is in compliance with the provisions of the deed of trust.

We are prohibited from making any distribution with respect to our ordinary shares; except that this restriction does not apply if the outstanding principal amount of the bonds is less than NIS 10 million, except that, in such event we can only make a distribution if, following the distribution, our equity capital is not less than NIS 24 million (approximately $6.5 million).

The deed of trust has customary default provisions, including the Company’s failure to meet the covenants, the failure of the bonds to be traded on the TASE and a stock exchange outside of Israel, and to be dually listed and the Company’s merger with another entity without prior approval of the bond holders unless the Company or the surviving entity has stated, at least ten business days prior to the date of the merger, that there is no reasonable concern that the Company or the surviving entity, as the case may be, will not be able to meet the Company’s obligations towards the bond holders. If any of the default events occurs, the Trustee is required to convene a meeting of the bond holders for the purpose of approving a resolution to call for the immediate repayment of the bonds, on ten business days’ notice to the Company, except that such notice is not required if there is reasonable concern that the giving of notice will impair the Company’s ability to immediately repay the bonds. The Trustee shall also call such a meeting on receipt of notice from one or more bond holders who hold in the aggregate at least 5% of the principal amount of bonds. The deed of trust also sets for a procedure for the appointment of bond holders to grant the Company an extension of time for complying with the financial covenants of up to 90 days or until the publication of the Company’s financial statements, whichever is earlier

Any payment of principal or interest not made within seven business days from the date such payment is due, for a reason dependent upon the Company, shall bear interest at the current interest rate plus 5% from the date payment is due until the date of payment.

We have the right to prepay all of the bonds if we effect a going private transaction or enter into a binding agreement to enter into such a transaction, in which event the bonds are convertible into ordinary shares at a conversion price of NIS 8.53 (approximately $2.32). The TASE may delist the bonds if the outstanding principal amount of bonds is less than the amount required for listing, which is currently NIS 1.6 million, by public holders. If the TASE delist the bonds, the Company shall be required to redeem the bonds, and the redemption price shall be the highest of the following (i) the market value of the bonds; (ii) the principal amount of the bonds and (iii) the cash flow balance of the outstanding bonds in circulation. The cash flow balance is the principal plus the interest that the bonds carry upon forced early redemption (including penalty interest, if applicable) and the accrued currency rate differential, discounted according to the government bond yield (as defined below) plus interest at a rate of 0.9%, calculated on the basis of a daily calculation (365 days a year). The government bond yield means the average yield (gross) to maturity in the seven business day period that ends two business days before the date of the notice of forced early redemption, of two series of US Dollar -denominated bond series of the State of Israel, whose average life is the closest to the average life of the bonds on the relevant date, i.e. one series whose closest average life is higher than the average life of the bonds on the relevant date, and one series whose closest average life is lower than the average life of the bonds on the relevant date, and whose weighted value will reflect the average life of the bonds on the relevant date.

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

In addition, we have granted certain registration rights to the holders of our private warrant that are held by the former holders of the ITAC’s private placement warrants, including E. Scott Crist, a director.

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

On January 6, 2025, 118,134 Tranche A warrants were exercised to purchase 118,134 ordinary shares for approximately $278,000.

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

On January 6, 2025, 118,134 Tranche B warrants were exercised to purchase 118,134 ordinary shares form approximately $215,000.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025, Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this annual report, of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). Beginning January 1, 2027, we will no longer qualify for these exemptions and will be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Compliance with these requirements is expected to result in additional auditing costs and increased management time and effort.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID 1057), has served as our independent registered public accounting firm since 2021. The following are Somekh Chaikin’s fees for 2025 and 2024:

	Year ended December 31,
	2025	2024
Audit fees (1)	$209,917	$315,500
Tax fees (2)	60,962	37,600
Total	270,879	353,100

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2025 and 2024, certain procedures regarding our annual report submitted on Form 20-F, our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market and on the Tel Aviv Stock Exchange (“TASE”). As such, we follow corporate governance standards applicable to us under Israeli Law and requirements imposed by Nasdaq listing rules and the TASE listing rules. Under Nasdaq rules, foreign private issuers, such as us, may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed foreign private issuer is required to provide a general summary of the significant differences either on the company website or in its annual report, as detailed below.

Currently, we do not plan to rely on the home country practice exemption with respect to its corporate governance, other than with respect to the following: (i) the quorum requirements; (ii) the home country exception from the Nasdaq requirement for obtaining shareholder approval for certain issuances of 20% or more of our ordinary shares; (iii) the requirement that we send annual reports or proxy materials to our shareholders, since Israeli law does not require us to distributes such documents directly to our shareholders, however we do make available those documents through our public website; (iv) the requirement that we obtain shareholder approval with respect to our equity-based compensation plans, as we follow Israeli corporate governance practice which requires to obtain only the approval of the board of directors for the adoption or amendment of our equity-based compensation plans. Our Restated Articles state that two shareholders holding 25% of the voting shares constitute a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities. Israeli law has no requirement for obtaining shareholder approval for the issuance of 20% or more of our ordinary shares, and, accordingly, we can issue more than 20% of our ordinary shares without shareholder approval, including issuances which would otherwise require shareholder approval under the Nasdaq regulations. This exception does not apply to increases in our authorized capital stock or the creation of preferred shares both of which requires shareholder approval under Israeli law.

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

ITEM 16K. CYBERSECURITY

Risk Management

We manage significant and persistent cybersecurity risks due to the need to protect our business, including our intellectual property and intellectual property of others that is licensed for our use or to which we have access, our confidential information, personal information and information concerning our personnel and others with whom we conduct business. As with other technology companies, we occasionally face threats from actors who seek to disrupt our business as well as others who are engaging in malicious activities or for reputation damage. Disclose of certain information as a result of a cybersecurity breach may result in a breach of privacy laws. The substantial level of harm that could occur to us and our suppliers and customers were we to suffer impacts of a material cybersecurity incident; and our use of third-party products, services and components requires us to maintain robust governance and oversight of these risks and to implement mechanisms, technologies and processes designed to help us assess, identify, and eliminate these risks. The war with Iran can result in an additional level of cybersecurity risk as bad actors may seek to infiltrate and damage high tech Israeli companies such as us. Further, those seeking cripple Israeli companies may use artificial intelligence to both attack us and seek to penetrate our security.

While we have not, as of the date of this Form 20-F, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations, we cannot assure you that we will not experience such an incident in the future. While we did suffer a cybersecurity incident in 2023 which did not result in any material adverse impact to our business, we did not experience any disclosure of our proprietary information, and following such incident we took additional steps to protect us from cybersecurity incidents.

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

{are we taking any steps to protect our operations in the event that our offices are hit by a drone or missile?}

Governance

We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies and other processes to assess, identify and manage material cybersecurity risks.

Our cybersecurity program is designed to be aligned with applicable industry standards, and we have engaged outside sources to assist us in this effort. We have processes in place to assess, identify, manage and address material cybersecurity threats and incidents. We have ISO 27001:2022 certification, which is a standard for information security management, as well as ISO 21434 certification for product security management. Steps taken by us include, among other things: yearly audits which are conducted by the company’s internal auditor (from 2023 through 2025) of the cybersecurity measures and practices of the Company, the engagement with professional service providers (such as a chief information security officer “CISO” and security operations center services “SOC”), ongoing security awareness training for employees; advanced solution for ZeroTrust access, mechanisms to detect and monitor unusual network activity; and containment and incident response tools.

We monitor issues that are internally discovered or externally reported that may affect our products and we have processes to assess these issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers. We are in the process of implementing additional technical and organizational security measures to follow our information security program.

Our CISO, who is a third party engaged by us, and our VP infrastructure, lead the strategy and guidelines, and work with senior management and IT engineering, to operate and guide for implementation of cybersecurity of the Company. The CISO is responsible for handling the cyber risk management by assessment, analysis, reporting, managing the cyber protection following the relevant requirements, the work with the Information Technology team, implementing information security awareness among the employees, and updating the company’s security policies. Our CISO provides annual analysis and updates to the management on our cybersecurity and information security policies and programs, as well as ad hoc updates on information security and cybersecurity matters. The CISO provides updates to the management, which provide updates to the Audit Committee on the Company’s cybersecurity policies, risks and mitigation strategies. In addition, and as part of our policy, our CISO is also responsible for informing the VP infrastructure of material cybersecurity threats and incidents, based on management’s assessment of risk. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee. Under our cybersecurity governance framework the Audit Committee, in its charter, is empowered to implement and oversee our cybersecurity and information security policies and periodically review their compliance and mitigate potential cybersecurity threats. The Audit Committee is responsible for ensuring that management has in place processes designed to identify and assess cybersecurity risks, and implement processes and programs designed to manage and mitigate and remediate such risks and incidents. Both management and the Audit Committee also report material cybersecurity risks to our full board of directors, based on management’s assessment of risk.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Arbe (11)
2.1	Description of Securities(6)
4.1	Warrant Agreement dated September 8, 2020, between Continental Stock Transfer & Trust Company, LLC and ITAC(3)
4.2	Amendment No. 1 to Warrant Agreement among Continental Stock Transfer & Trust Company, LLC, ITAC and Arbe(9)
4.3	Registration Rights Agreement dated September 8, 2020 among ITAC, Industrial Tech Partners LLC and the holders signatory thereto(2)
4.4*	2016 Incentive Share Option Plan of Arbe(2)
4.5*	2021 Share Incentive Plan of Arbe(3)
4.6	Form of Director and Officer Indemnification Agreement for Arbe(2)
4.7	Compensation Policy of Arbe for Officers and Directors(2)
4.8	Third Amended and Restated Investor Rights Agreement(3)
4.9	English translation (unofficial) of the deed of trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company(4)
4.10	English translation (unofficial) of amendment no. 1 dated March 20,.2025 to deed of trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company(7)
4.11	Form of Pre-Funded Warrant(5)
4.12	Form of Tranche A Warrant(5)
4.13	Form of Tranche B Warrant(5)
4.14	English translation (unofficial) of amendment dated December 22,.2025 to deed of trust dated May 30, 2024 by and between the Company and Mishmeret Trust Company(12)
8.1	List of Subsidiaries of Arbe(7)
11.1	Code of Ethics of Arbe(6)

12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(11)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(11)
13.1	Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer(11)
19.1	Insider trading policy(11)
23.1	Consent of Somekh Chaikin Member Firm of KPMG International(11)
97.1	Clawback Policy(10)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Indicates a management contract or compensation plan.

(1)	Filed as an exhibit to the Report on Form 6-K, filed by Arbe with the SEC on November 4, 2024 (document 241424335), and incorporated herein by reference.

(2)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-257250, filed by the Company with the SEC, and incorporated herein by reference.

(3)	Filed as an exhibit to the Registration Statement on Form F-1, File No. 333-259757, filed by the Company with the SEC, and incorporated herein by reference.

(4)	Filed as an exhibit to the Company’s Form 6-K/A, filed by the Company with the SEC on June 18, 2024 and incorporated herein by reference.

(5)	Filed as an exhibit to the Company’s Form 6-K, filed by the Company with the SEC on November 4, 2024 (document 241420936) and incorporated herein by reference.

(6)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2021, filed by the Company with the SEC on March 31, 2022, and incorporated herein by reference.

(7)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2024, filed by the Company with the SEC on March 28, 2025 and incorporated herein be reference.

(8)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2022, filed by the Company with the SEC on March 22, 2023, and incorporated herein by reference.

(9)	Filed as an exhibit to the Company’s Form 6-K, filed by the Company with the SEC on October 27, 2021 and incorporated herein by reference.

(10)	Filed as an exhibit to the Company’s Form 20-F for the year ended December 31, 2023, filed by the Company with the SEC on March 28, 2024, and incorporated herein by reference.

(11)	Filed herewith

(12)	Filed as an exhibit to the Company’s registration statement on Form F-3, File No. 333-292838, which was filed with the SEC on January 20, 2026, and incorporated herein be reference.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 27, 2026	ARBE ROBOTICS LTD

	By:	/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer

ARBE ROBOTICS LTD. AND SUBSIDIARIES

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Arbe Robotics Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arbe Robotics Ltd. and its subsidiaries, (hereinafter: “the Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2021

Tel Aviv, Israel

March 27, 2026

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,028	$13,488
Restricted cash	280	280
Short term bank deposits	40,690	10,793
Trade receivable, net	571	153
Other assets - funds held in escrow	24,525	30,417
Prepaid expenses and other receivables	1,685	2,500

Total current assets	71,779	57,631

NON-CURRENT ASSETS:

Operating lease right-of-use assets	893	1,782
Property and equipment, net	1,176	1,374

Total non-current assets	2,069	3,156

Total assets	$73,848	$60,787

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$774	$624
Operating lease liabilities	679	551
Employees and payroll accruals	3,706	3,283
Convertible bonds	24,757	30,614
Accrued expenses and other payables	2,950	1,334
Derivative Liabilities	50	-

Total current liabilities	32,916	36,406

LONG-TERM LIABILITIES:
Operating lease liabilities	1,351	1,457
Warrant liabilities	12	428

Total long-term liabilities	1,363	1,885

SHAREHOLDERS’ EQUITY:
Ordinary Shares, NIS 0.000216 par value per share; 200,000,000 authorized shares as of December 31, 2025 and 165,000,000 as of December 31, 2024; 109,188,112 and 85,749,331 outstanding shares at December 31, 2025 and 2024, respectively	*)	*)
Additional paid-in capital	338,947	275,453
Accumulated deficit	(299,378)	(252,957)

Total shareholders’ equity	39,569	22,496

Total liabilities and shareholders’ equity	$73,848	$60,787

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023

Revenues	$1,026	$768	$1,470
Costs of revenues	1,828	1,553	1,508

Gross loss	(802)	(785)	(38)

Operating expenses:
Research and development, net	34,820	35,091	34,082
Sales and marketing	5,039	5,430	5,194
General and administrative	7,544	8,347	7,571

Total operating expenses	47,403	48,868	46,847

Operating loss	(48,205)	(49,653)	(46,885)

Financial income, net	1,784	336	3,385

Net loss	$(46,421)	$(49,317)	$(43,500)

Basic net loss per ordinary share	$(0.42)	$(0.61)	$(0.60)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	111,382,369	80,949,032	72,021,520

Diluted net loss per ordinary share	$(0.42)	$(0.61)	$(0.61)
Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	111,382,369	80,949,032	72,053,372

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	Deficit	equity

Balance at December 31, 2022	64,160,890	*)	208,893	(160,140)	48,753

Issuance of ordinary shares, net of issuance costs	11,794,873	*)	22,496	-	22,496
Stock-based compensation	-	-	13,012	-	13,012
Stock-based compensation to service providers	-	-	629	-	629
Exercise of options and vested RSUs	1,969,332	*)	703	-	703
Net loss	-	-	-	(43,500)	(43,500)
Balance at December 31, 2023	77,925,095	*)	245,733	(203,640)	42,093

Issuance of ordinary shares and warrants, net of issuance costs	4,293,957	*)	13,787	-	13,787
Stock-based compensation	-	-	14,542	-	14,542
Stock-based compensation to service providers	-	-	1,186	-	1,186
Exercise of options and vested RSUs	3,530,279	*)	205	-	205
Net loss	-	-	-	(49,317)	(49,317)
Balance at December 31, 2024	85,749,331	*)	$275,453	$(252,957)	$22,496

Issuance of ordinary shares and warrants, net of issuance costs	10,332,031	*)	30,758	-	30,758
Stock-based compensation	-	-	9,142	-	9,142
Stock-based compensation to service providers	-	-	664	-	664
Exercise of options and vested RSUs	4,530,891	*)	482	-	482
Conversion of convertible debentures	8,233,177	*)	21,837	-	21,837
Exercise of warrants	342,682	*)	611	-	611
Net loss	-	-	-	(46,421)	(46,421)
Balance at December 31, 2025	109,188,112	*)	$338,947	$(299,378)	$39,569

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(46,421)	$(49,317)	$(43,500)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	538	585	557
Stock-based compensation	9,142	14,542	13,012
Stock-based compensation to service providers	664	1,186	629
Revaluation of warrants	(297)	(447)	(756)
Revaluation of convertible bonds	308	(81)	-
Issuance costs related to convertible bonds	-	737	-
Finance income, net	(5,259)	-	-

Change in operating assets and liabilities:
Trade receivable, net	(418)	1,105	694
Prepaid expenses and other receivables	815	(474)	(187)
Operating lease ROU assets and liabilities, net	602	224	86
Trade payables	113	(553)	(103)
Employees and payroll accruals	423	367	55
Derivative Liabilities	50	-	-
Deferred revenue	-	-	(101)
Accrued expenses and other payables	1,616	(376)	(3,899)

Net cash used in operating activities	(38,124)	(32,502)	(33,513)

Cash flows from investing activities:
Change in bank deposits	(24,368)	4,609	(15,002)
Purchase of property and equipment	(303)	(622)	(249)

Net cash provided by (used in) investing activities	(24,671)	3,987	(15,251)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	30,758	13,787	22,496
Issuance costs related to convertible bonds	-	(459)	-
Proceeds from conversion of convertible debentures	21,696	-	-
Proceeds from exercise of warrants	493	-	-
Proceeds from exercise of options	482	205	703

Net cash provided by financing activities	53,429	13,533	23,199

Effect of exchange rate fluctuations on cash and cash equivalent	-	258	47
Decrease in cash, cash equivalents and restricted cash	(9,366)	(15,240)	(25,612)
Effect of exchange rate fluctuations on cash and cash equivalent included in Finance income	(94)	-	-
Cash, cash equivalents and restricted cash at the beginning of the year	13,768	28,750	54,315

Cash, cash equivalents and restricted cash at the end of the year	$4,308	$13,768	$28,750

Supplemental non-cash disclosure:
Issuance of convertible bonds with proceeds placed in escrow	15,672	30,695	-
Exercise of warrants	118	-	-
Lease liabilities arising from obtaining right-of-use assets	$-	$660	$1,713
Purchase of property and equipment	$74	$28	$8

Supplemental disclosure of cash flows activities:
Interest paid	$287	$1,928	$-

*)	Represents less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1:- General

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015, and commenced its activity in January 2016. The Company, a global leader in perception radar solutions, is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. The Company’s radar technology is a critical sensor for L2+ and higher autonomy. The Company is a provider of imaging radar solutions, and we are leading a radar revolution, bringing uncompromised imaging capabilities to various markets. In the private automotive market we are enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. We are a Tier 2 supplier, empowering Tier-1 companies, which are companies that supply parts or systems directly to OEMs (car manufacturers), autonomous ground vehicles, commercial and industrial vehicles. We are both chipset providers and solution providers for other markets, such as defense and homeland security, roboraxi, robotrucks, offhighway vehicles and a wide array of safety applications with next-generation sensing based on our proprietary chipset and perception algorithms.

The Company’s ordinary shares are listed on the Nasdaq Stock Market (“Nasdaq”) and the Tel Aviv Stock Exchange (“TASE”) under the symbols “ARBE,” the Company’s publicly traded warrants are listed on Nasadaq under the symbol “ARBEW,” and the Company’s convertible bond are listed on TASE. Pursuant to statutory exemption available for dual listed companies under the Israeli securities and companies’ laws, since the Company’s ordinary shares are listed on Nasdaq and TASE, the Company’s reporting requirements are in substance in accordance with the provisions applicable to Nasdaq listed foreign private issuers.

b.	On October 26, 2017, the Company established a Delaware subsidiary, Arbe Robotics US Inc. Arbe Robotics US Inc is engaged mainly in the Company’s sales and operate as the Company’s distributor in the U.S.

c.	On October 7, 2021, the Company consummated the merger (the “Merger”) pursuant to which the Company’s wholly-owned subsidiary, Autobot MergerSub, Inc. (“Merger Sub”) was merged with Industrial Tech Acquisitions Inc. (“ITAC”) pursuant to which ITAC became a wholly-owned subsidiary of the Company, and the Company issued ordinary shares and warrants to the holders of ITAC common stock and warrants, respectively. In connection with the Merger, the name of ITAC was changed to Autobot HoldCo, Inc.

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

On December 31, 2024, the Company completed the liquidation of Autobot HoldCo, Inc.

NOTE 1:- GENERAL (Cont.)

d.	On February 5, 2024, the Company established a Chinese subsidiary, Shanghai Arbe Technologies Co., Ltd (“Arbe China”). Arbe China was formed to assist mainly in providing customer support in the China region.

e.	The Company depends on one supplier for the development and productization of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays and increased costs, which could result in a possible loss of sales which would adversely affect the Company’s business, prospects, results of operations and financial position.

f.	As the Company operates internationally and substantially its revenue is derived from sales outside of Israel, the business is affected by inflation, supply chain issues and economic conditions in countries in which the Company is seeking to conduct business, security and cybersecurity issues, fiscal and monetary policies, tariffs, interest rates and regulations affection the automotive industry, the timing by the automotive and other industries on the introduction of unmanned automobiles and other unmanned devices, safety concerns and well as the effect of regional conflicts and steps taken by governments with respect to parties to such conflicts. As an Israeli company, the Company is also subject to the effect on Israel and the Israeli economy of the present war with Iran and Hezbollah. On February 28, 2026, the United States and Israel launched military attacks against Iran, targeting primarily nuclear, military and leadership sites. In support of Iran, Hezbollah commenced strikes against Israel, and Israel responded with air attacks against Lebanon and has announced a ground attack on the southern portion of Lebanon which borders Israel.

As a result of these hostilities, missiles and drones are fired at Israel, including Tel Aviv, on a daily basis. There is a call-up of Israel’s working population, including some of our employees, and the effect of any potential boycott, both of Israeli products and business, and of stocks in Israeli companies may affect our business.

As of the date of these financial statements, our operations and financial results have not been affected in any material effect, and we are constantly considering and taking different measures to address these conflict risks.

g.	The Company has incurred losses from operations since its inception and has had negative cash flow from operating activities. On January 26, 2026, the Company raised gross proceeds of $18,500 in an underwritten registered direct public offering. Refer to Note 15.

Note 2: - Significant Accounting Policies

a.	Basis of presentation:

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

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions including fair value of warrants and stock-based compensation.

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

note 2:- Significant Accounting Policies (Cont.)

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

Short-term deposits are bank deposits with an original maturity of more than three months and less than one year from the date of acquisition. The deposits are presented according to their terms of deposit. As of December 31, 2025 and 2024, these bank deposit bearing annual interest rates in the range of 4.5%-5.4%.

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

note 2:- Significant Accounting Policies (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company’s private warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. Refer to Note 9.

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

The allowance for credit losses was not material for the year ended December 31, 2025. The Company recorded an allowance for credit losses of $896 for the first year ended December 31, 2024. The allowance for credit losses was not material for the year ended December 31, 2023.

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

note 2:- Significant Accounting Policies (Cont.)

j.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2025, 2024 and 2023, no impairment losses were identified.

k.	Accrued post-employment benefit:

The employees of Arbe Ltd. are included under section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”). Pursuant to Section 14, the Company’s Israeli employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, deposited on their behalf to their chosen insurance funds. By making the payments in accordance with Section 14, the Company is released from any future severance payments in respect of those employees. The obligation to make the monthly deposits is expensed as incurred. The deposits pursuant to Section 14 are not recorded as an asset in the consolidated balance sheet, and there is no liability recorded as the Company does not have a future obligation to make any additional payments. Severance costs amounted to approximately $1,318, $1,227 and $1,166 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s U.S. subsidiary has a 401(k) defined contribution plan covering two employees in the United States. The expense recorded by the U.S. subsidiary for matching contributions for the years ended December 31, 2025, 2024 and 2023 were immaterial.

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

note 2:- Significant Accounting Policies (Cont.)

m.	Net loss per ordinary share:

The Company computes net loss per share using the two-class method required for participating securities. There were no participating securities in the years ended December 31, 2025, 2024 and 2023.

The Company’s basic net loss per ordinary share is calculated by dividing net loss by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per ordinary share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per ordinary share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive. Refer to Note 12.

n.	Other comprehensive loss:

The Company has no components of comprehensive loss other than net loss. Thus, comprehensive loss is the same as net loss for the periods presented.

o.	Revenue recognition:

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

Nature of Products and Services

The Company derives its revenues mainly from sales of chipsets and prototype radar systems to be installed onto automotive or other vehicles as part of an integrated system and professional services. Revenue from chipsets and prototype radar systems is recognized at the point in time when the control of the goods is transferred to the customer, generally upon delivery, and the Company has no remaining performance obligations.

note 2:- Significant Accounting Policies (Cont.)

Right of Return

The Company’s general terms and conditions for its contracts do not contain a right of return that allows the customer to return products and receive a credit. Therefore, the Company does not estimate returns and generally recognizes revenue at contract price upon product delivery.

p.	Cost of revenues:

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

The Company accounts for its contingent liabilities in accordance with ASC No. 450, “Contingencies.” A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. As of December 31, 2025 and 2024, the Company is not a party to any litigation that could have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

note 2:- Significant Accounting Policies (Cont.)

t.	Convertible bonds:

The Company recognized its convertible bonds as a liability and the cash held in escrow as other assets funds held in escrow, in the balance sheet. As the convertible debt contained embedded features not closely related to the host contract, the Company elected to apply the fair value option to it. The fair value of the convertible bonds is measured under FV level 1 and is based on the quoted price of the bonds on the TASE. The Company elected to measure the bonds initially and subsequently at fair value. Thus, the convertible bonds’ issuance costs expensed as incurred to statement of operations. The fair value of the convertible debt is based on its quoted price. Changes in the fair value of the convertible bonds are recognized in profit or loss.

u.	Leases:

The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) Topic 842, Leases.

The Company does not recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognizes the associated lease payments for such leases in the consolidated statements of income on a straight-line basis over the lease term.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers fixed and determinable payments at the time of commencement. As most of the Company leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The ROU asset is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Payments under the Company’s lease agreements are primarily fixed, however, certain lease agreements contain variable costs such as common area maintenance, real estate taxes, and insurance are not included in the lease liability and are recognized as they are incurred. Refer to Note 6.

v.	Derivatives and Hedging:

The Company applies ASC 815, “Derivatives and Hedging” to all features related to debt financing and investments. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the debt host, and do not qualify for any scope exceptions within ASC 815, they are required to be accounted for separately from the host instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. For further information regarding embedded derivatives, see Note 8.

note 2:- Significant Accounting Policies (Cont.)

w.	Impact of recently issued accounting standard:

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets.

ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.

In December 2025, the FASB issued ASU 2025-10, “Accounting for Government Grants Received by Business Entities” (“ASU 2025-10”), which establishes the accounting and presentation for government grants received by a business entity. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. ASU 2025-10 permits an entity to apply the new guidance using a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The Company is currently evaluating the impact from ASU 2025-10 on its consolidated financial statements.

NOTE 3:- REVENUE

Disaggregation of Revenues

	Year ended December 31,
	2025		2024		2023
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
Sweden	$747	72.8%	$224	29.2%	$247	16.8%
USA	204	19.9%	220	28.6%	148	10.1%
China (excluding Hong Kong)	6	0.6%	254	33.1%	639	43.5%
Hong Kong	16	1.5%	-	-	266	18.1%
Germany	-	-	20	2.6%	81	5.5%
Israel	53	5.2%	50	6.5%	50	3.4%
Other	-	-	-	-	39	2.6%
Total revenue	$1,026	100%	$768	100%	$1,470	100%

Revenue disaggregated by geography for the years ended December 31, 2025, 2024 and 2023, based on the billing address of the Company’s customers, consists of the following:

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and services revenue not yet performed. As of December 31, 2025 and 2024 the aggregate amount of the transaction price allocated to remaining performance obligations was $257 and $290, respectively. The Company expects to recognize 2025 remaining performance obligations as revenue during 2026.

Major Customers:

During the year ended December 31, 2025, the Company had two customers that accounted for 72.85% and 16.03%, respectively, of revenues.

During the year ended December 31, 2024, the Company had four customers that accounted for 19.5%, 18.4%, 16.9% and 14.5%, respectively, of revenues.

During the year ended December 31, 2023, the Company had three customers that accounted for 38.9%, 18.1% and 12.7%, respectively, of revenues.

No other customer accounted for 10% or more of revenues in 2025, 2024 or 2023. The 10% customers were different customers in each of 2025, 2024 and 2023.

NOTE 4:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2025	2024

Government authorities	$778	$668
Deposits	77	69
Grants receivable	89	308
Prepaid expenses and other	741	1,455

	$1,685	$2,500

Note 5:- Property and Equipment

	December 31,
	2025	2024
Cost:
Computers and peripheral equipment	$3,066	$2,838
Leasehold improvement	924	831
Office furniture and equipment	150	144
Vehicles	162	149

	4,302	3,962

Accumulated depreciation	3,126	2,588

Property and equipment, net	$1,176	$1,374

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $538, $585 and $557, respectively.

Note 6:- LEASES

The Company has six non-cancelable operating lease agreements for office spaces in Israel. The leases have original lease periods expiring until 2027, some of which may include options to extend the leases for up to three additional years. The Company includes renewal options in the determination of the lease term when it is reasonably certain that such options will be exercised.

Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2025	2024
Cash payments and expenses related to operating leases	$(638)	$(557)
Operating lease right-of-use assets and liabilities, net	(1,137)	(226)

Maturities of lease liabilities as of December 31, 2025, were as follows:

2026	$679
2027	599
2028 and after	1,098
Total lease payments	2,376

Less imputed interest	346
Total lease liabilities	$2,030

Supplemental balance sheet information related to operating leases were as follows:

	December 31,	December 31,
	2025	2024
Operating lease right-of-use assets	$893	$1,782
Current maturities of operating leases	$679	$551
Long-term operating lease liabilities	$1,351	$1,457
Weighted average remaining lease term (in years)	3.84	4.73
Weighted average discount rate	9.5%	9.5%

Note 7:- COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through December 31, 2025, the Company had obtained grants of $4,386 (including interest) for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months secured overnight financing rate known as SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products and in the absence of such sales, no payment is required. Accordingly, as of December 31, 2025, the Company has not recognized a liability for the total grant amount, and royalty obligations are recognized upon sales.

Note 8: - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company entered into several call option contracts during 2025. The fair values of outstanding derivative instruments were as follows:

December 31, 2025

Accrued expenses and other current liabilities	$50

During the year ended December 31, 2025 the Company recognized finance income of $1,208. from the call option contracts.

Note 9:- warrant liabilities

a.	In 2019, the Company issued warrants to purchase a number of convertible Series B-1 preferred shares, for an aggregate exercise price of $550. As a result of the Merger and the related Recapitalization in October 2021, the warrants were amended to be convertible into the Company’s ordinary shares. The Company classified the warrants as freestanding and treated as liability pursuant to ASC 480 and remeasured every reporting period with any change to fair value recorded within financial expenses in the statements of operations.

In 2023, the Company received an exercise notice from the holder of the cashless exercise of the entire 227,959 warrants into 106,414 ordinary shares. Following completion of the required documentation from the holder, which was provided in 2025, the Company issued 106,414 ordinary shares to the holder in 2025 and the unexercised warrants were cancelled.

b.	As a result of the October 2021 Merger with ITAC, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants assumed by the Company.

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and the convertible warrants (hereinafter: the “warrants”) and are considered a

Note 9:- warrant liabilities (Cont.)

Level 3 fair value measurement. Black-Scholes option pricing model takes into consideration certain parameters in computation of the fair value of the warrants which the significant parameter is expected volatility. The Company computed a sensitivity analysis of the fair value to changes of the expected volatility. As of December 31, 2025, the volatility impact of +/-5% on the warrants’ fair value is approximately $11.

The warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. During 2025, 2024 and 2023, the Company recognized $297, $447 and $756, respectively, with respect to those warrants as a finance income.

Note 10:- CONVERTIBLE BONDS

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

The Company’s outstanding convertible bonds are subject to customary financial covenants.

Pursuant to the terms of the convertible bonds, (i) the Company is required to maintain shareholders’ equity of not less than $5 million as of the last day of two consecutive  quarters, and (ii) the Company is required to maintain cash and cash equivalents and short term deposits of not less than $5 million as of the last day of at least one quarter.

As of the balance sheet date, the Company was in compliance with all financial covenants under the convertible bonds.

The proceeds from the sale of the bonds, which were approximately NIS 112,400,000 (approximately $30,500), are held in escrow and will be released to the Company upon meeting certain conditions by March 31, 2025, or upon conversion of the bonds are converted at the election of the bonds’ holders.

During January 2025, convertible bonds, in the principal amount of NIS 78,462,180 ($22,400) were converted into 8,233,177 ordinary shares, and $22,400 (including interest) was released from the escrow to the Company.

On March 20, 2025, the terms of the convertible bonds were amended to include among others, an extension to December 31, 2025 of the date the Company needs to meet certain conditions (the “release conditions”) in order for the Company to obtain release to the Company of the funds held in escrow. Since this date was no extended pursuant to the amendment described in the following paragraph, the Company no longer has the right to obtain release of the funds in escrow if it meets the release conditions.

Note 10:- CONVERTIBLE BONDS (Cont.)

On December 16, 2025, the terms of the convertible bonds were amended to include: (i) an extension to December 31, 2026 of the date by which the release conditions need to be met for the funds in escrow to be released to the Company; (ii) a reduction of the annual interest rate from 6.5% to 4.35%, effective January 1, 2026; and (iii) the addition of a voluntary early redemption mechanism effective January 16, 2026, pursuant to which bondholders may elect early redemption and receive the outstanding principal together with accrued interest and applicable U.S. dollar indexation adjustments.

On December 30, 2025, the Company completed a private placement and issued convertible bonds in the principal amount of NIS 57,600,000 (approximately $15,700). through a follow-on offering as an expansion of its existing convertible bonds. The additional bonds were issued on the same terms as the amended convertible bonds, including the revised interest rate, the holding of the proceeds by the Trustee, and trade as a single series on the TASE.

As of December 31, 2025, approximately $24,500 was held in escrow under the convertible bonds.

On January 16, 2026, bonds with an aggregate principal amount of NIS 836,842 were voluntarily redeemed for approximately $230. See also Note 15a.

Note 11:- Shareholders’ equity

a.	During June 2023, the Company raised $23,000 in an offering, pursuant to which the Company issued a total of 11,794,873 ordinary shares at a purchase price of $1.95 per share. The aggregate net proceeds, after issuance costs, received by the Company from the offering were $22,496.

b.	During September 2024, the Company increased its authorized capital to 165,000,000 ordinary shares. The increase in authorized capital shares was approved by the Company’s shareholders at the 2024 annual general meeting.

c.	On November 4, 2024, the Company completed a public offering of its securities. The gross proceeds from this offering were approximately $15,000, before deducting the underwriters’ discounts and commissions and other offering expenses payable by the Company of approximately $1,200. The securities were sold as a unit for $1.82 per unit, with each unit consisting of one ordinary share (or one pre-funded warrant in lieu of one ordinary share), one Tranche A Warrant and one Tranche B Warrant. In the offering, the Company issued an aggregate of (a) 8,250,000 ordinary shares (or pre-funded warrants in lieu thereof), consisting of (i) 4,293,957 ordinary shares and (ii) pre-funded warrants to purchase an aggregate of 3,956,043 ordinary shares, (b) Tranche A Warrants to purchase up to 8,250,000 ordinary shares at $2.35 per share and (c) Tranche B Warrants to purchase up to 8,250,000 ordinary shares at $1.82 per share. Each share or pre-funded warrant, as applicable, was sold together with one Tranche A Warrant to purchase one ordinary share and one Tranche B Warrant to purchase one ordinary share.

The Warrants were classified in permanent equity, as the Warrants are considered indexed to the Company’s own stock and meet the additional requirements for equity classification in accordance with ASC 815-40-25-10.

On January 6, 2025, 118,134 of Tranche A warrants were exercised to purchase 118,134 ordinary shares in consideration of approximately $278 and 118,134 of Tranche B warrants were exercised to purchase 118,134 ordinary shares in consideration of approximately $215.

Note 11:- Shareholders’ equity (Cont.)

d.	On January 7, 2025, the Company sold in an underwritten registered direct public offering, an aggregate of 10,332,031 ordinary shares in consideration for gross proceeds of $33,100. Net proceeds were approximately $30,800, net of issuance costs.

e.	During September 2025, the Company increased its authorized capital to 200,000,000 ordinary shares. The increase in authorized capital shares was approved by the Company’s shareholders at the 2025 annual general meeting.

f.	On January 26, 2026, the Company sold in an underwritten registered direct offering an aggregate of 13,225,000 ordinary shares in consideration for gross proceeds of $18,500. Refer to Note 15b.

g.	Share options and RSU’s:

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

In August 2021, the Board of the Company approved and in September 2021 the shareholders approved, the Arbe Robotics Ltd. 2021 Equity Incentive Plan (the “2021 Plan”) which became effective on October 7, 2021. The 2021 Plan covers (a) 4,079,427 ordinary shares plus (b) and without the need to further amend the Plan on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, a number of Shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, , if so determined prior to the January 1 of the calendar year in which the increase will occur. On December 18, 2024, there was an increase in the size of the reserved and available pool by an additional 3,698,746 ordinary shares, representing approximately 4% of the total number of ordinary shares outstanding on December 31, 2024 and following the increase there were a total of 4,230,715 ordinary shares reserved and available for issuance under the 2021 Plan (including any remaining ordinary shares reserved and available for issuance under the 2016 Plan). On January 22, 2026, the board of directors resolved to increase the size of the reserved and available pool by an additional 3,534,973 ordinary shares.

Following the increase, there were 5,511,500 ordinary shares representing approximately 5% of the total number of ordinary shares outstanding on December 31, 2025, reserved and available for issuance under the 2021 Plan (including any remaining ordinary shares reserved and available for issuance under the 2016 Plan).

Upon the adoption of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, although previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan and awards available for grant under the 2016 Plan which had not been issued or which expired unexercised may be issued pursuant to the 2021 Plan. The vesting period of the awards is generally four years. Generally, under the terms of the Plans, unless determined otherwise, 25% of an award granted becomes exercisable on the first anniversary of the date of grant and 6.25% becomes exercisable once every quarter during the subsequent three years.

Note 11:- Shareholders’ equity (Cont.)

Share option and RSU’s plans:

A summary of the stock option activity under the Company’s equity plans during the years ended December 31, 2025, 2024 and 2023 is as follows:

	Outstanding share options	Weighted- average exercise price ($)	Weighted average remaining contractual life (years)	Aggregate intrinsic value ($ in thousands)
Options:
Outstanding as of December 31, 2022	6,052,214	4.166	5.570	7,761,705

Granted	430,874	2.728
Forfeited	(351,671)	7.767
Exercised	(1,074,162)	0.654
Outstanding as of December 31, 2023	5,057,255	4.543	5.662	2,352,517

Granted	80,000	1.91
Forfeited	(291,124)	6.08
Exercised	(255,756)	0.81
Outstanding as of December 31, 2024	4,590,375	4.62	5.87	1,364,975

Granted	360,000
Forfeited	(471,914)
Exercised	(394,964)
Outstanding as of December 31, 2025	4,083,497	4.38	5.53	326,730

Exercisable as of December 31, 2025	3,577,070	4.71	5.04	326,730

Options available for future grants	1,976,527

A summary of the Company’s RSUs activity during the years ended December 31, 2025, 2024 and 2023 is as follows:

Numbers of RSUs
RSUs:
Outstanding as of December 31, 2022	2,598,084
Granted	2,908,983
Forfeited	(370,067)
Vested	(895,170)
Outstanding as of December 31, 2023	4,241,830
Granted	4,377,834
Forfeited	(432,018)
Vested	(3,274,523)
Outstanding as of December 31, 2024	4,913,123
Granted	2,755,887
Forfeited	(389,665)
Vested	(4,135,927)
Outstanding as of December 31, 2025	3,143,418

Note 11:- Shareholders’ equity (Cont.)

Fair value factors:

The following table sets forth the parameters used in computation of the options compensation to employees and service providers:

	Year ended December 31
	2025	2024	2023

Expected term, in years	5.81	6.11	5.82
Expected volatility	50.38%	51.75%	47%-51.75%
Risk-free interest rate	3.7%	4.23%	4.15%-4.55%
Expected dividend yield	0%	0%	0%

Fair value:

The fair value of the ordinary shares is the market price of the ordinary shares on the date of grant.

Expected volatility:

As the Company was privately owned until October 2021, there is not sufficient historical volatility for the expected term of the stock options. Therefore, the Company uses a weighted average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

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

Note 11:- Shareholders’ equity (Cont.)

The following table presents stock-based compensation expense to employees included in the Company’s consolidated statements of operations:

	Year ended December 31,
	2025	2024	2023

Research and development	$6,025	$9,684	$8,721
Sales and marketing	1,594	2,384	2,229
General and administrative	1,375	2,187	1,786
Cost of revenues	148	287	276

Total stock-based compensation expense	$9,142	$14,542	$13,012

Share based compensation expenses are not deductible for income tax purposes, and therefore the Company did not recognize any tax benefits related to the stock-based compensation for the years ended December 31, 2025, 2024 and 2023.

The annual retention grant covering the period from April 1, 2025 through April 1, 2026 is composed of equity in the form of RSUs and a cash retention bonus. Both components vest on April 1, 2026, subject to continued employment with the Company through that date. The cash retention bonus is recognized on a straight-line basis over the service period, consistent with the accounting treatment of the equity component.

The Company adopted ASU 2018-07 and accordingly measured at the grant dates of each of the above grants of stock-based compensation issued to service providers their fair value using Black-Scholes model, which requires inputs such as exercise price, estimated ordinary share price, expected dividend yield, estimated ordinary share price volatility and risk-free interest rate. During 2025, 2024 and 2023, the Company recognized the total fair value of the stock-based compensation of development-related service providers in the amounts of $664, $1,186 and $629, respectively.

NOTE 12:- NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS

The following table sets forth the computation of basic and diluted net loss per ordinary share for the periods presented:

	Year ended December 31,
	2025	2024	2023
Basic
Numerator:
Net loss	$(46,421)	$(49,317)	$(43,500)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, basic	111,382,369	80,949,032	72,021,520
Loss per share attributable to ordinary shareholders, basic	$(0.42)	$(0.61)	$(0.60)

Diluted
Numerator:
Adjusted Net loss*	$(46,421)	$(49,317)	$(43,696)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, diluted	111,382,369	80,949,032	72,053,372
Loss per share attributable to ordinary shareholders, diluted*	$(0.42)	$(0.61)	$(0.61)

*	Loss per share attributable to ordinary shareholders, diluted, was adjusted and take into consideration warrants liabilities revaluations as part of the Company’s net loss for 2023 as set forth in the following table.

NOTE 12:- NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS (Cont.)

	Year ended December 31,
	2025	2024	2023

Net loss	(46,421)	(49,317)	(43,500)
Revaluation of warrants	-	-	(196)

Adjusted Net loss	(46,421)	(49,317)	(43,696)

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2025, 2024 and 2023 because including them would have been anti-dilutive are as follows:

	Year ended December 31,
	2025	2024	2023

Convertible bonds	9,353,391	11,542,497	-
Warrants	26,268,168	23,796,082	3,112,080
Outstanding share options	7,226,915	9,503,498	9,299,085

Total	42,848,474	44,842,077	12,411,165

NOTE 13:- TAXES ON INCOME

a.	General:

Israeli tax rate:

The Corporate tax rate in Israel relevant to the Company is 23% in 2025, 2024 and 2023.

United States:

The Company’s United States subsidiaries are separately taxed under the U.S. tax laws at a corporate rate of 21%.

NOTE 13:- TAXES ON INCOME (Cont.)

b.	Loss before income taxes:

The following are the domestic (i.e. Israeli) and foreign components of the Company’s loss before income taxes:

	Year ended December 31,
	2025	2024	2023

Domestic	$(46,421)	$(49,317)	$(43,500)
Foreign	-	-	-

Total	$(46,421)	$(49,317)	$(43,500)

c.	Taxes on income:

The reconciliation of the income tax benefit that would result from applying the Israeli statutory tax rate to the Company’s reported income tax (benefit) is as follows:

	Year ended December 31,
	2025	2024	2023
Loss before income taxes, as reported in the consolidated statements of operations	$46,421	$49,317	$43,500
Statutory tax rate	23%	23%	23%

Income tax benefit at statutory tax rate	$(10,677)	$(11,343)	$(10,005)
Effect of Non-deductible expenses	2,241	3,573	3,063
Change in valuation allowance	9,123	7,770	7,508
Other	(688)	-	(566)

Reported income taxes benefit	$-	$-	$-

Note 13:- TAXES ON INCOME (Cont.)

d.	Net operating loss carryforward:

As of December 31, 2025, the Company had a net operating loss carryforward for Israeli tax purposes of approximately $195,687 These net operating loss carryforwards can be carried forward and offset against taxable income indefinitely.

e.	Deferred tax assets and liabilities:

Deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for carryforwards.

The principal components of the Company’s deferred tax assets are as follows:

	December 31
	2025	2024
Deferred tax assets:
Net operating loss carry forwards	$45,008	$36,254
Research and development	6,156	5,726
Employees and payroll accrual	400	352
Property and equipment	(9)	100

Total deferred tax assets	51,555	42,432

Valuation allowance	(51,555)	(42,432)

Deferred tax assets, net of valuation allowance	$-	$-

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

As of December 31, 2025, 2024 and 2023, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to an underpayment of income taxes as a component of income tax expense.

NOTE 14:- SEGMENT INFORMATION

The Company operates as a single operating and reportable segment and is managed on a consolidated basis. The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), allocates resources and evaluates performance primarily based on Net loss.

The CODM regularly reviews revenues, operating expenses by function, and cash balances. The CODM also reviews stock-based compensation expense separately from the consolidated statements of operations and Adjusted EBITDA. Cash balances are based on the amounts reported in the consolidated balance sheets

The CODM uses Adjusted EBITDA to evaluate operating performance, compare actual results to budgets and forecasts, and support capital allocation and strategic planning decisions.

The following table presents financial information for the Company’s single reportable segment for the years ended December 31, 2025 and 2024. The table includes the measure of segment profit or loss used by the CODM, Adjusted EBITDA, as well as significant segment expenses regularly reviewed by the CODM:

	Year ended December 31,
	2025	2024	2023

Revenues	$(1,026)	$(768)	$(1,470)
Cost of revenues	1,828	1,553	1,508
Gross Margin ($)	(802)	(785)	(38)

Operating Expenses:
Research and development, net	28,411	25,407	25,245
Sales and marketing	3,445	3,046	2,966
General and administrative	5,889	6,160	5,275
Total operating expenses	37,745	34,613	33,486

Stock-based compensation	9,658	14,255	13,361

Operating loss	(48,205)	(49,653)	(46,885)

Financial income, net	(1,784)	(336)	(3,385)

Net loss	(46,421)	(49,317)	(43,500)

Adjusted EBITDA	$(37,861)	$(33,272)	$(32,473)

NOTE 14:- SEGMENT INFORMATION (Cont.)

	Year ended December 31,
	2025	2024	2023

GAAP net loss attributable to ordinary shareholders	$(46,421)	$(49,317)	$(43,500)
Add:
Financial income, net	(1,784)	(336)	(3,385)
Depreciation	538	585	557
Share-based compensation	9,142	14,542	13,012
Warrants to service providers	664	1,186	629
Non-recurring expenses related to ATM	-	68	214

Adjusted EBITDA	$(37,861)	$(33,272)	$(32,473)

NOTE 15:- SUBSEQUENT EVENTS

a.	On January 16, 2026, pursuant to the amendment of the terms of the bonds, convertible bonds in the aggregate principal amount of NIS 836,842 were, voluntarily redeemed for approximately $230.

b.	On January 26, 2026, the Company raised gross proceeds of $18,500 in an underwritten registered public offering, for sale of 13,225,000 ordinary shares at a purchase price of $1.40 per share. The aggregate net proceeds received by the Company from the offering were approximately $17,000, net of underwriting discounts and commissions and before other offering expenses. The offering closed on January 27, 2026.

c.	On February 23, 2026, the Company received a VAT appeal decision from the Israeli VAT authorities, requiring it to pay an additional NIS 865,080 ($271) plus interest of NIS 310,448 ($97) in connection with October 2021 merger with ITAC which had not been previously approved for withholding by the VAT authorities. The Company is reviewing whether to appeal the VAT authorities.